東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

11th November, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
<u>Under the Securities Exchange Act of 1934 (the "Act")</u>

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of each of the following documents:

1. a circular dated 10th November, 2003 and issued by the Company;
2. a form of proxy; and
3. an announcement of the Company dated 10th November, 2003.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

11/25

香 港 九 龍 尖 沙 咀 漆 咸 道 南 79 號 中 國 五 礦 大 廈 18 樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

* *For identification purpose only*

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

（於百慕達註冊成立之有限公司）

寄發通函
關連交易

謹此提述延遲寄發通函公佈。一份載有延遲寄發通函公佈內所提述載有關連交易的詳情之通函已於二零零三年十一月十日寄發予本公司之股東。

謹此提述東方有色集團有限公司（「**本公司**」）日期為二零零三年十月十日之公佈及日期為二零零三年十月三十一日有關本公司向香港聯合交易所有限公司申請延遲寄發該公佈所提述的通函之公佈（「**延遲寄發通函公佈**」）。

一份載有延遲寄發通函公佈內所提述載有關連交易的詳情之通函已於二零零三年十一月十日寄發予本公司之股東。

承董事會命
董事總經理
王幸東

香港，二零零三年十一月十日

* *僅供識別*

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

（於百慕達註冊成立之有限公司）

寄發通函
關連交易

謹此提述延遲寄發通函公佈。一份載有延遲寄發通函公佈內所提述載有關連交易的詳情之通函已於二零零三年十一月十日寄發予本公司之股東。

謹此提述東方有色集團有限公司（「**本公司**」）日期為二零零三年十月十日之公佈及日期為二零零三年十月三十一日有關本公司向香港聯合交易所有限公司申請延遲寄發該公佈所提述的通函之公佈（「**延遲寄發通函公佈**」）。

一份載有延遲寄發通函公佈內所提述載有關連交易的詳情之通函已於二零零三年十一月十日寄發予本公司之股東。

承董事會命
董事總經理
王幸東

香港，二零零三年十一月十日

* *僅供識別*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

DESPATCH OF CIRCULAR
CONNECTED TRANSACTIONS

Reference is made to the Delay Announcement. A circular containing details of the connected transactions as referred to in the Delay Announcement has been despatched to the shareholders of the Company on 10 November 2003.

Reference is made to the announcement of ONFEM Holdings Limited (the "**Company**") dated 10 October 2003 and the announcement dated 31 October 2003 in relation to the Company's application to The Stock Exchange of Hong Kong Limited for an extension of time to despatch a circular as described in that announcement (the "**Delay Announcement**").

A circular containing details of the connected transactions as referred to in the Delay Announcement has been despatched to the shareholders of the Company on 10 November 2003.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 10 November 2003

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

DESPATCH OF CIRCULAR
CONNECTED TRANSACTIONS

Reference is made to the Delay Announcement. A circular containing details of the connected transactions as referred to in the Delay Announcement has been despatched to the shareholders of the Company on 10 November 2003.

Reference is made to the announcement of ONFEM Holdings Limited (the "**Company**") dated 10 October 2003 and the announcement dated 31 October 2003 in relation to the Company's application to The Stock Exchange of Hong Kong Limited for an extension of time to despatch a circular as described in that announcement (the "**Delay Announcement**").

A circular containing details of the connected transactions as referred to in the Delay Announcement has been despatched to the shareholders of the Company on 10 November 2003.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 10 November 2003

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

FORM OF PROXY FOR USE BY SHAREHOLDERS AT THE SPECIAL GENERAL MEETING OF THE COMPANY TO BE HELD ON TUESDAY, 9 DECEMBER 2003 AT 11:00 A.M.

I/We, *(Note 1)* ______________________________ of ______________________________ ______________________ being the registered holder(s) of *(Note 2)* ________________ shares of HK$0.10 each in the capital of the above-named company (the "Company"), hereby appoint *(Note 3)* the Chairman of the Special General Meeting or ______________________________ of ______________________________ ______________________________ as my/our proxy, to attend and act for me/us at the Special General Meeting (the "Meeting") of the Company to be held on Tuesday, 9 December 2003 at 11:00 a.m. at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong and at any adjournment thereof for the purpose of considering and, if thought fit, passing the Ordinary Resolutions as set out in the notice convening the Meeting and at the Meeting to vote on my/our behalf as indicated below.

Please indicate with a "X" in the boxes provided how you wish the proxy to vote on your behalf *(Note 4)*.

ORDINARY RESOLUTIONS		FOR	AGAINST
1.	Ordinary Resolution 1		
2.	Ordinary Resolution 2		
3.	Ordinary Resolution 3		

Dated this __________ day of __________ 2003.   Shareholder's signature *(Note 5)*: ________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares in the Company of HK$0.10 each registered in your name(s) and to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If you wish to appoint a person other than the Chairman of the Meeting as your proxy, please delete the words "the Chairman of the Special General Meeting or" and insert the name and address of the proxy desired in the space provided. A proxy need not be a member of the Company, but must attend the Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIATED BY THE PERSON WHO SIGNS IT.**
4. If this form returned is duly signed but without a specific indication as to how your proxy should vote, the proxy will vote or abstain as his discretion. The proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by the appointor or his attorney duly authorised in writing, or, if the appointor is a corporation, the form of proxy must be executed under its common seal or under the hand of an officer of the corporation or attorney duly authorised in that behalf.
6. In order to be valid, this form of proxy and the power of attorney, or other authority (if any) under which it is signed (or a notarially certified copy thereof) must be deposited at the branch share registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjourned meeting.
7. Completion and return of this form of proxy will not preclude the appointor from attending and voting at the Meeting. In that event this form of proxy will be deemed to have been revoked.
8. In the case of joint holders of a share, any one of such holders may vote at the Meeting either in person or by proxy in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote.

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

本公司謹訂於二零零三年十二月九日星期二上午十一時正舉行之股東特別大會適用之代表委任表格

本人／吾等 *(附註1)* ________________ 地址為 ________________

________________ 為上述公司(「本公司」)股本中每股面值0.10港元股份 *(附註2)* ________________ 股之登記持有人，茲委任 *(附註3)* 股東特別大會主席或 ________________ 地址為 ________________

________________ 為本人／吾等之代表，代表本人／吾等出席本公司於二零零三年十二月九日星期二上午十一時正假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行之股東特別大會(「大會」)及其任何續會，藉以考慮並(認為合適)通過大會通告所載之普通決議案，並於大會上按下列指示代表本人／吾等投票。

請在空格內填上「X」以指示代表投票 *(附註4)*。

普通決議案		**贊成**	**反對**
1.	第1項普通決議案		
2.	第2項普通決議案		
3.	第3項普通決議案		

日期，二零零三年 ________ 月 ________ 日　　股東簽署 *(附註5)*： ________________

附註：

1. 請以**正楷**填寫全名及地址。

2. 請填上以　閣下名義登記及與本代表委任表格有關之本公司每股面值0.10港元之股份數目。如未有填上股數，則本代表委任表格將被視為與全部以　閣下名義登記之本公司股份有關。

3. 如擬委任大會主席以外之人士為代表，請刪去「股東特別大會主席或」字樣，並在空欄內填上擬委任代表之姓名及地址。代表毋須為本公司之股東，但必須親身出席大會以代表　閣下。**本代表委任表格如有任何修改，必須由簽署人簡簽示可。**

4. 倘交回之本代表委任表格已正式簽署，但未有向　閣下之代表指示指定之投票意願，則代表可酌情投票或放棄投票。代表亦可酌情就正式提呈大會而未有載入大會通告之任何決議案投票。

5. 本代表委任表格必須由委任人或其正式書面授權之授權人簽署。如委任人為一有限公司，則本代表委任表格須加蓋公司印鑑或經由公司負責人或正式授權人親筆簽署。

6. 本代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或授權文件副本，最遲須於大會或其任何續會指定舉行時間48小時前送達本公司於香港之股份過戶登記分處，香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901至5室，方為有效。

7. 填妥並交回本代表委任表格後，委任人仍可出席大會並於會上投票。屆時本代表委任表格將會被視作撤銷論。

8. 倘屬股份之聯名持有人，則該等持有人中之任何一位均可於大會上投票(不論親身或委派代表)，尤如其為唯一持有人，但倘多於一位聯名持有人出席大會(不論親身或委派代表)，則上述出席之人士中僅就相關股份登記於股東名冊中排名最先者方有權投票。

* *僅供識別*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in ONFEM Holdings Limited, you should at once hand this circular together with the enclosed form of proxy to the purchaser or the transferee or to the bank, a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

CONNECTED TRANSACTIONS

Financial Adviser to ONFEM Holdings Limited

CENTURION CORPORATE FINANCE LIMITED

Independent Financial Adviser to the Independent Board Committee

ACCESS CAPITAL

A letter from the Independent Board Committee (as defined in this circular) is set out on page 43 of this circular. A letter from Access Capital Limited containing its advice and recommendation to the Independent Board Committee is set out on pages 44 to 53 of this circular.

A notice convening a special general meeting of ONFEM Holdings Limited to be held at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Tuesday, 9 December 2003 at 11:00 a.m. is set out on pages 61 to 62 of this circular. A form of proxy for use at the special general meeting is enclosed. Whether or not you intend to attend the meeting, you are requested to complete the enclosed form of proxy and return it in accordance with the instructions printed thereon as soon as possible to the Registrar (as defined in this circular), Computershare Hong Kong Investor Services Limited at Rooms 1901–5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, and in any event not less than forty-eight hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy shall not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

10 November 2003

CONTENTS

Page

Page

In this circular, except where the context otherwise requires, the following expressions have the following meanings:

"Access Capital"	Access Capital Limited, a deemed licensed corporation under the SFO permitted to engage in types 1, 4, 6 and 9 of the regulated activities as defined in the SFO and the independent financial adviser to the Independent Board Committee in respect of the Transactions
"associate"	has the same meaning as ascribed to it in the Listing Rules
"BDUK"	Bridgman Doors Limited, a company incorporated in England, the United Kingdom, an independent third party not connected with the Directors, chief executive, substantial shareholders of the Company or any of its subsidiaries or an associate of any of them as at the Latest Practicable Date
"BEA"	The Bank of East Asia, Limited
"BFD"	Bridgman Fire Doors (H.K.) Limited, a company incorporated in Hong Kong and an indirect 52% non wholly-owned subsidiary of the Company
"Board"	the board of Directors (including both the executive and the independent non-executive Directors)
"Board Letter"	the letter from the Board set out on pages 13 to 42 of this circular
"BVI"	British Virgin Islands
"CCW"	Condo Curtain Wall Company Limited (in liquidation), a company incorporated in Hong Kong and an indirect 52% non wholly-owned subsidiary of the Company
"CCW Proposal"	a debt restructuring proposal in respect of CCW the terms and conditions of which were stated in the letter from CCW to its Creditors dated 17 April 2003 and the details of which were disclosed in the Company's announcement dated 5 June 2003

"CEC"	Condo Engineering (China) Limited (in liquidation), a company incorporated in Hong Kong and an indirect 52% non wholly-owned subsidiary of the Company
"CEC A Loans"	loans of an aggregate principal amount of HK$7,317,290 granted by OFL to CEC on 20 February, 7 June and 11 July 2001 respectively as detailed in Table 6 in the Board Letter
"CEC B Loan"	a loan of a principal amount of HK$2,420,000 granted by OFL to CEC on 19 June 2002 as detailed in Table 6 in the Board Letter
"CEC Proposal"	a debt restructuring proposal in respect of CEC the terms and conditions of which were stated in the letter from CEC to its Creditors dated 17 April 2003 and the details of which were disclosed in the Company's announcement dated 5 June 2003
"Centurion"	Centurion Corporate Finance Limited, a deemed licensed corporation under the SFO permitted to engage in types 1, 4, 6 and 9 of the regulated activities as defined in the SFO and the financial adviser to the Company in respect of the Transactions
"CMB"	China Merchants Bank
"CMB Sub-branch"	China Merchants Bank Shenzhen Shangbu Sub-branch
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability, the issued shares of which are listed on the Stock Exchange
"Condo A Loan"	a loan of a principal amount of HK$1,040,000 granted by the Company to CEC on 21 April 1998 as detailed in Table 12 in the Board Letter
"Condo B Loans"	loans of an aggregate principal amount of HK$19,448,000 granted by the Company to CEC on 24 and 30 March, 7, 14 and 24 April, 12, 20, 21 and 29 May 1998 respectively as detailed in Table 3 in the Board Letter

"Condo C Loans"	loans of an aggregate principal amount of HK$17,993,253.50 granted by the Company to CEC on 8 December 1998, 16 April and 17 June 1999 respectively as detailed in Table 3 in the Board Letter
"Condo D Loans"	loans of an aggregate principal amount of HK$15,652,631.58 granted by the Company to CEC on 8 March, 13 July and 1 August 2000 respectively as detailed in Table 3 in the Board Letter
"Condo E Loans"	loans of an aggregate principal amount of US$1,510,000 (approximately HK$11,752,000) granted by the Company to SHJQ on 25 October 2002 and 27 December 2002 respectively as detailed in Table 4 in the Board Letter
"Condo Facilities"	the ICIC A Facility and the HSBC Facility as detailed in Table 10 in the Board Letter
"Condo Group"	CCW, Wellstep and their respective subsidiaries
"Condo Guarantees"	the guarantees and securities granted by the ONFEM Group in relation to the Condo Facilities, which include pledge of cash deposits, corporate guarantees, an all monies legal charge and an assignment of rental over ONFEM Tower as detailed in Table 10 in the Board Letter
"Condo Minority Shareholders"	the minority shareholders of the Condo Group, namely Mr. Yu, Mr. Cheung and Mr. Ng, each holding 16% of the beneficial interest in each of CCW and Wellstep (through their respective BVI companies)
"Court"	the High Court of Hong Kong
"Creditors"	all the unsecured creditors of CCW and CEC as listed out in Schedule 2 of the CCW Proposal and the CEC Proposal respectively
"Debt Restructuring Proposals"	the CCW Proposal and the CEC Proposal, which were inter-conditional and which failed to become unconditional as a result of the non-fulfilment of certain conditions precedent on or before 31 August 2003

"Directors"	directors (including both the executive and independent non-executive directors) of the Company
"Documents"	the Polycrown Facility Letter, the Polycrown Guarantees and the relevant details of the Condo A Loan and the Enful A Loan as set out in Tables 12 and 13 respectively in the Board Letter
"EDB"	Enful Design and Build Limited, a company incorporated in Hong Kong and an indirect 52% non wholly-owned subsidiary of the Company
"EEL"	Enful Engineering Limited, a company incorporated in Hong Kong and an indirect 52% non wholly-owned subsidiary of the Company
"EEL A Loan"	a loan of a principal amount of HK$3,000,000 granted by OFL to EEL on 19 June 2001 as detailed in Table 7 in the Board Letter
"EEL B Loan"	a loan of a principal amount of HK$2,000,000 granted by OFL to EEL on 30 January 2002 as detailed in Table 7 in the Board Letter
"EHL"	Enful Holdings Limited, a company incorporated in the BVI and an indirect 52% non wholly-owned subsidiary of the Company
"Enful A Loan"	a loan of a principal amount of HK$2,587,427 granted by the Company to EEL on 27 March 1997 as detailed in Table 13 in the Board Letter
"Enful B Loan"	a loan of a principal amount of HK$4,000,000 granted by the Company to EDB on 28 May 1996 as detailed in Table 5 in the Board Letter
"Enful C Loans"	loans of an aggregate principal amount of HK$4,000,000 granted by the Company to EEL on 28 February and 20 March 1997 respectively as detailed in Table 5 in the Board Letter

"Enful D Loan"	a loan of a principal amount of GBP128,391 (approximately HK$1,602,448) granted by the Company to EEL on 7 October 1997 as detailed in Table 5 in the Board Letter
"Enful E Loans"	loans of an aggregate principal amount of HK$7,200,000 granted by the Company to EEL on 1, 12 and 18 May 1998 respectively as detailed in Table 5 in the Board Letter
"Enful F Loans"	loans of an aggregate principal amount of HK$6,727,122.75 granted by the Company to EEL and/ or EDB on 19 October, 27 November, 15 and 30 December 1998 and 8 January 1999 respectively as detailed in Table 5 in the Board Letter
"Enful Facilities"	a banking facility of HK$8,000,000 granted by ICIC to EEL on 13 June 2002 and a banking facility of HK$5,000,000 granted by Hang Seng to EEL on 19 November 2002 as detailed in Table 2 in the Board Letter
"Enful G Loan"	a loan of a principal amount of HK$2,000,000 granted by the Company to EEL on 24 December 2002 as detailed in Table 5 in the Board Letter
"Enful Group"	EHL and its subsidiaries
"Enful Guarantees"	the guarantees and securities granted by the ONFEM Group in relation to the Enful Facilities, which include pledges of cash deposits, a corporate guarantee and a deed of guarantee as detailed in Table 2 in the Board Letter
"Enful Minority Shareholder"	the minority shareholder of the Enful Group, namely Sinowise Development Limited, a company incorporated in Hong Kong, which holds 48% of the beneficial interest in EHL and is in turn owned as to 22% by Mr. Keung, 22% by Mr. Mak, 26% by Mr. Woo and 30% by Mr. Kong
"First Announcement"	the Company's announcement dated 14 February 2003
"GBP"	Great British Pounds, the lawful currency of the United Kingdom from time to time

"Group"	the Company and its subsidiaries
"Hang Seng"	Hang Seng Bank Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong from time to time
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HSBC"	The Hongkong and Shanghai Banking Corporation Limited
"HSBC Facility"	the loan of HK$47,924,587.65 granted by HSBC to CCW and CEC jointly on 15 October 2002
"ICIC"	Industrial and Commercial International Capital Limited
"ICIC A Facility"	a banking facility of HK$7,000,000 granted by ICIC to CEC on 8 March 2002
"ICIC A Guarantees"	the corporate guarantee for HK$7,000,000 dated 8 March 2002 and a pledge of cash deposit of HK$7,000,000 on 3 April 2002 as securities for the ICIC A Facility
"ICIC B Facility"	a banking facility of HK$8,000,000 granted by ICIC to EEL on 13 June 2002
"ICIC B Guarantees"	the corporate guarantee for HK$8,000,000 dated 21 June 2002 and a pledge of cash deposit of HK$8,000,000 on 21 June 2002 as securities for the ICIC B Facility
"Independent Board Committee"	the independent board committee comprising Mr. Selwyn Mar, Ms. Tam Wai Chu, Maria and Mr. Lam Chun, Daniel established for the purpose of making recommendation to the Independent Shareholders in relation to the Transactions
"Independent Shareholders"	Shareholders (including June Glory International Limited, being the 53.87% controlling Shareholder and a wholly-owned subsidiary of China Minmetals H.K. (Holdings) Limited); on the basis that none of the Minority Shareholders or any of their respective associates is a Shareholder, no Shareholder will need to abstain from voting at the Special General Meeting

"Latest Practicable Date"	7 November 2003, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Minority Shareholder(s)"	the Condo Minority Shareholders, the Enful Minority Shareholder and the Polycrown Minority Shareholder, as the context may require
"Mr. Cheung"	Mr. Cheung Sui Keung, a director of each of CEC and CCW respectively
"Mr. Keung"	Mr. Keung Chee Cheong, a director of EEL
"Mr. Kong"	Mr. Kong Chi Yeung, who is not a director of EEL as at the Latest Practicable Date, but was a director of EEL from 24 October 1990 to 31 August 2000
"Mr. Leung"	Mr. Leung Pok Ching, a director of PEL
"Mr. Mak"	Mr. Mak Yun Wo, Simon, a director of EEL
"Mr. Ng"	Mr. Ng Tze Kwan, a director of each of CEC and CCW respectively
"Mr. Woo"	Mr. Woo King Kwong, who is not a director of EEL as at the Latest Practicable Date, but was a director of EEL from 18 July 1988 to 22 July 1998
"Mr. Yu"	Mr. Yu Lap On, Stephen, a director of each of CEC and CCW respectively
"OCL"	ONFEM Company Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of the Company
"OFL"	ONFEM Finance Limited, a company incorporated in the BVI and a wholly-owned subsidiary of the Company
"OIL"	ONFEM Investments Limited, a company incorporated in the BVI and a wholly-owned subsidiary of the Company

"ONFEM Group"	the Company and/or its wholly-owned subsidiaries, as the context may require
"PEL"	Polycrown Engineering Limited, a company incorporated in Hong Kong and an indirect 51% non wholly-owned subsidiary of the Company
"PEL Loan"	a loan of a principal amount of HK$7,700,000 granted by OFL to PEL on 11 July 2001 as detailed in Table 8 in the Board Letter
"PHL"	Polycrown Engineering (Holdings) Limited, a company incorporated in the BVI and an indirect 51% non wholly-owned subsidiary of the Company
"PIEL"	Polycrown International Engineering Limited Inc., a company incorporated in the Republic of Panama and an indirect 51% non wholly-owned subsidiary of the Company
"Polycrown Facility"	a banking facility of HK$28,390,000 granted by HSBC to PEL on 15 October 2002 as detailed in Table 11 in the Board Letter
"Polycrown Facility Letter"	a facility letter dated 15 October 2002 from HSBC whereby HSBC has agreed to provide the Polycrown Facility to PEL for up to HK$28,390,000
"Polycrown Group"	PHL and its subsidiaries
"Polycrown Guarantees"	the guarantee and securities granted by the ONFEM Group in relation to the Polycrown Facility, which include a second fixed legal charge and a second supplement to the assignment of rental over ONFEM Tower and a corporate guarantee as detailed in Table 11 in the Board Letter
"Polycrown Minority Shareholder"	the minority shareholder of the Polycrown Group, namely Polyrich Profits Limited (a company incorporated in the BVI and wholly-owned by Mr. Leung), holding 49% of the beneficial interest in PHL
"PRC"	the People's Republic of China

"Registrar"	Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar and transfer office of the Company at Rooms 1901–5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
"Remaining HSBC Facility"	the remaining balance of the HSBC Facility of approximately HK$4,774,000 as at 24 September 2003 as a result of the Repayment
"Remaining HSBC Securities"	an all monies legal charge and an assignment of rental over ONFEM Tower, which are the remaining securities provided by the ONFEM Group on the HSBC Facility (after the Repayment)
"Repayment"	the repayment of approximately HK$45,833,000, which amount included penalty interest of approximately HK$833,000 on the HSBC Facility (part of the Condo Facilities), made by the Company on 1 April 2003
"RMB"	Renminbi, the lawful currency of the PRC from time to time
"Second Announcement"	the Company's announcement dated 18 July 2003
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	the share(s) of HK$0.10 each in the share capital of the Company
"Shareholders"	shareholders of the Company
"SHJQ"	Shanghai Jin Qiao Condo Decoration Engineering Company Limited (上海金橋瑞和裝飾工程有限公司), a Sino-foreign cooperative joint venture in the PRC and a 90.39% non wholly-owned subsidiary of CEC
"SHJQ Facility"	a banking facility of RMB11,000,000 (approximately HK$10,368,000) granted by CMB Sub-branch to SHJQ on 22 July 2002 as detailed in Table 1 in the Board Letter

"SHJQ Minority Shareholder"	the minority investor of SHJQ, namely Shanghai Huayuan Aite Curtain Wall Engineering Company Limited (上海華源愛特幕牆工程有限公司), a company incorporated in the PRC holding 9.61% of the interest in SHJQ
"SHJQ Security"	the security provided by the ONFEM Group in relation to the SHJQ Facility, which includes a pledge of cash deposit as detailed in Table 1 in the Board Letter
"Special General Meeting"	the special general meeting of the Company to be held at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Tuesday, 9 December 2003 at 11:00 a.m. to consider and if thought fit approve the Transactions (for the purpose of complying with the Listing Rules only), a notice of which is set out on pages 61 to 62 of this circular
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Third Announcement"	the Company's announcement dated 10 October 2003
"Transactions"	the three financial assistance transactions to be approved (for the purpose of complying with the Listing Rules only) by the Independent Shareholders at the Special General Meeting, namely the Polycrown Guarantees, the Condo A Loan and the Enful A Loan
"US$"	United States dollars, the lawful currency of the United States of America from time to time
"Wellstep"	Wellstep Management Limited, a company incorporated in the BVI and an indirect 52% non wholly-owned subsidiary of the Company
"ZOBHP"	Zhuhai (Oriental) Blue Horrison Properties Company Limited (珠海東方海天置業有限公司), a Sino-foreign equity joint venture in the PRC and an indirect 80% non wholly-owned subsidiary of the Company
"ZOBHP A Loans"	loans of an aggregate principal amount of RMB12,460,000 (approximately HK$11,744,000) granted by OCL to ZOBHP on 23 and 26 March and 24 April 2001 respectively as detailed in Table 9 in the Board Letter

"ZOBHP B Loan"	a loan of a principal amount of RMB5,000,000 (approximately HK$4,713,000) granted by OCL to ZOBHP on 31 January 2002 as detailed in Table 9 in the Board Letter
"ZOBHP Minority Shareholder"	the minority investor of ZOBHP, namely Zhuhai Shining Metals Group Inc. (珠海鑫光集團股份有限公司), a company incorporated in the PRC holding 20% of the interest in ZOBHP

For the purpose of this circular, translation between Hong Kong dollars and other non-HK$-denominated sums is using exchange rates of HK$7.783 = US$1, HK$1 = RMB1.061 and HK$12.481 = GBP1.

The terms "BDUK", "Condo Minority Shareholders", "Enful Minority Shareholder", "Polycrown Minority Shareholder", "SHJQ Minority Shareholder" and "ZOBHP Minority Shareholder" are defined by reference to records maintained by and information available to the Company. As a result of the ongoing legal actions against the Condo Minority Shareholders and the independency of certain other Minority Shareholders, they are not expected to have updated the Company on any of their changes in personal details.

	2003
Circular despatched	Monday, 10 November
Latest time for lodging forms of proxy for the Special General Meeting	11:00 a.m. on Sunday, 7 December
Special General Meeting	11:00 a.m. on Tuesday, 9 December
Announcement of results of the Special General Meeting	Wednesday, 10 December

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors:
Mr. GAO Dezhu, *Chairman*
Mr. LIN Xizhong
Mr. WANG Xingdong, *Managing Director*
Mr. YAN Xichuan, *Deputy Managing Director*
Mr. QIAN Wenchao
Ms. HE Xiaoli
Mr. LI Shiming#, *Deputy Managing Director*

Independent non-executive Directors:
Mr. LAM Chun, Daniel
Mr. Selwyn MAR
Ms. TAM Wai Chu, Maria

\# *Temporarily suspended from duty and please refer to the section headed "General" for details*

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business in Hong Kong:
18th Floor
China Minmetals Tower
79 Chatham Road South
Tsimshatsui
Kowloon
Hong Kong

10 November 2003

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS

INTRODUCTION

On 10 October 2003, the Company announced the past and ongoing connected transactions as set out in the Third Announcement. As referred to in the First Announcement, a guarantee granted solely by the Company in favour of a bank to secure repayment of indebtedness of certain non wholly-owned subsidiaries of the Company constituted a connected transaction, being provision of financial assistance to connected persons under the Listing Rules as each of CCW and CEC is an indirect non wholly-owned subsidiary of the Company and each of the Condo Minority Shareholders is a connected person under the Listing Rules. As a result, the Company has reviewed previous transactions of the Group to the extent that it is aware of and which are of similar nature. The Company understands that these transactions are regarded by the Stock Exchange as provision of financial assistance to connected persons and thus the Company was in breach of the Listing Rules.

As referred to in the Second Announcement, certain security in the form of a continuing pledge of cash deposit previously provided by the Company in favour of a bank for the renewal of a loan previously granted to a non wholly-owned subsidiary also constituted provision of financial assistance to connected persons under the Listing Rules as SHJQ is an indirect non wholly-owned subsidiary of the Company and each of Mr. Yu, Mr. Ng and Mr. Cheung is a connected person of the Company by virtue of his being (i) a substantial shareholder of SHJQ via CEC and Wellstep; and (ii) a director of each of CEC and Wellstep.

Given that these transactions took place over several years and the changes in personnel of the Company during the past few years, substantial time was required to gather and ascertain the relevant financial information and documents in relation to these transactions. This has inevitably delayed the release of the Third Announcement and this circular. A report setting out details of the transactions of similar nature identified by the Company after such review and which remained outstanding as at 31 March 2003 was submitted by the Company to the Stock Exchange on 20 June 2003. A summary of the transactions contained in the report, the outstanding amount of which has been updated to 30 June 2003, is set out in the Third Announcement. Extracts of those transactions in the report which fall under Rule 14.25(1)(a) or Rule 14.25(2)(a) of the Listing Rules have been included in this circular for information purposes only in respect of certain information not previously disclosed in the Third Announcement. For more information on such transactions, please refer to the Third Announcement for details. All connected transactions referred to in the Third Announcement constituted a breach of the Listing Rules either in relation to disclosure on a timely basis in accordance with Rule 14.25 of the Listing Rules or disclosure and Independent Shareholders' approval on a timely basis in accordance with Rule 14.26 of the Listing Rules.

The Company has also identified a number of other transactions entered into between the non wholly-owned subsidiaries of the Company within the same subsidiary groups which may be deemed to be of financial assistance in nature under the Listing Rules. A further announcement will be made in relation to this matter.

The Independent Board Committee has been appointed to advise the Independent Shareholders on the Transactions, namely the Polycrown Guarantees, the Condo A Loan and the Enful A Loan. Access Capital has been appointed as the independent financial adviser to advise the Independent Board Committee as to the fairness and reasonableness of the terms and conditions of the Transactions.

The purpose of this circular is to provide you with further details of the Transactions in compliance with the requirements of Chapter 14 of the Listing Rules as well as other information which was not included in the Third Announcement for your reference only on the connected transactions under Rule 14.25(1)(a) or Rule 14.25(2)(a) of the Listing Rules, to set out the advice from Access Capital to the Independent Board Committee and the recommendation from the Independent Board Committee to the Independent Shareholders in respect of the Transactions, the notice convening the Special General Meeting to consider and, if thought fit by the Independent Shareholders, approve the Transactions. On the basis that none of the Minority Shareholders or any of their respective associates is a Shareholder, no Shareholder will need to abstain from voting at the Special General Meeting.

INFORMATION RELATING TO THE GROUP, THE CONDO GROUP, THE ENFUL GROUP AND THE POLYCROWN GROUP

i. The Group

The Group is principally engaged in manufacturing and trading, specialised construction contracting and property development and leasing.

ii. Condo Group

The Condo Group is principally engaged in the design, supply and installation of curtain walls, metal roofing, architectural cladding and aluminium window systems in Hong Kong and the PRC. Both CCW and CEC are engaged in the above businesses and also act as investment holding companies and provide management and administrative services to their respective subsidiaries. For shareholding structure of the Condo Group, please refer to Chart 1 under the section headed "Shareholding Structures".

For the year ended 31 December 2002, the audited net losses before and after taxation of CEC were both approximately HK$36,525,000. For the year ended 31 December 2001, the audited net losses before and after taxation of CEC were both approximately HK$68,699,000. The audited negative net tangible assets of CEC were approximately HK$175,260,000 and HK$138,735,000 as at 31 December 2002 and 31 December 2001 respectively.

For the year ended 31 December 2002, the audited net losses before and after taxation of CCW were both approximately HK$57,292,000. For the year ended 31 December 2001, the audited net losses before and after taxation of CCW were both approximately HK$51,442,000. The audited negative net tangible assets of CCW were approximately HK$129,281,000 and HK$71,989,000 as at 31 December 2002 and 31 December 2001 respectively.

As set out in the First Announcement in relation to a number of winding-up petitions presented by certain unsecured trade creditors against CCW and CEC, the Company negotiated with the said trade creditors for settlement of their respective indebtedness. On 17 April 2003, each of CCW and CEC sent to each of their respective Creditors a letter setting out the terms and conditions of the Debt Restructuring Proposals. The Debt Restructuring Proposals were inter-conditional. Since certain conditions precedent to the Debt Restructuring Proposals have not been fulfilled on or before 31 August 2003, the Debt Restructuring Proposals have lapsed in accordance with their terms. On 8 September 2003, an adjourned hearing was held at the Court and winding-up orders against CCW and CEC respectively were made by the Court on the same date. For more information on the Debt Restructuring Proposals, please refer to the Company's announcement dated 11 September 2003.

As a result of such winding-up order against CEC, ICIC issued a demand letter dated 17 September 2003 to each of CEC and the Company respectively demanding full repayment on the ICIC A Facility, a banking facility of HK$7,000,000 granted by ICIC to CEC on 8 March 2002, of approximately HK$7,045,000 as at 16 September 2003 (including loan principal and interest accrued thereon). In view of the fact that (i) the ICIC A Facility had already been fully secured by the Company's pledged fixed deposit and fully reflected in the consolidated accounts of the Group; and (ii) the outstanding balance of the ICIC A Facility (including loan principal and interest accrued thereon) of approximately HK$7,045,000 as at 16 September 2003 is rather small as compared to the unaudited consolidated net tangible assets of the Group of approximately HK$470,047,000 as at 30 June 2003, the then possible realisation of the pledged fixed deposit by ICIC was not expected to have any material adverse impact on the financial position of the Group. The ICIC A Facility was subsequently repaid in full by the Company on 2 October 2003.

In addition, HSBC issued a demand letter dated 25 September 2003 to CEC and a demand letter dated 26 September 2003 to Virtyre Limited (a wholly-owned subsidiary of the Company) respectively demanding immediate repayment on the Remaining HSBC Facility (which is the remaining balance of a loan of HK$47,924,587.65 granted by HSBC to CCW and CEC jointly on 15 October 2002) of approximately HK$4,774,000 as at 24 September 2003 (which is the outstanding balance of the Remaining HSBC Facility) together with further interest to be accrued thereon. In light of the fact that (i) the Remaining HSBC Facility had already been fully secured by the Remaining HSBC Securities and fully reflected in the consolidated accounts of the Group, and (ii) the outstanding balance of the Remaining HSBC Facility of approximately HK$4,774,000 as at 24 September 2003 is rather small as compared to the unaudited consolidated net tangible assets of the Group of approximately HK$470,047,000 as at 30 June 2003, the then demand of repayment of the Remaining HSBC Facility was not expected to have any material adverse impact on the financial position of the Group. The Remaining HSBC Facility was fully repaid by the ONFEM Group on 2 October 2003.

Despite the fact that the Condo Facilities have since been fully repaid, the Stock Exchange is of the view that the transaction constituted a breach of the Listing Rules as the amount exceeded the *de minimis* threshold of Rule 14.25(1) of the Listing Rules.

iii. Enful Group

The Enful Group is principally engaged in high-end fireproof doors, fitting out works, environmental construction engineering and protection projects in Hong Kong and the PRC. EEL is principally engaged in the manufacture, distribution and installation of fireproof materials. For shareholding structure of the Enful Group, please refer to Chart 2 under the section headed "Shareholding Structures".

For the year ended 31 December 2002, the unaudited net losses before and after taxation of EEL were both approximately HK$7,117,000. For the year ended 31 December 2001, the audited net losses before and after taxation of EEL were both approximately HK$6,530,000. The unaudited negative net tangible assets of EEL as at 31 December 2002 and the audited negative net tangible assets of EEL as at 31 December 2001 were approximately HK$37,645,000 and HK$30,528,000 respectively.

iv. Polycrown Group

The Polycrown Group is principally engaged in the electrical and mechanical engineering works relating to fire services, plumbing and drainage and industrial production plant, engineering design, site management, equipment supply and installation in Hong Kong and the PRC. PEL is principally engaged in the electrical and mechanical engineering works. For shareholding structure of the Polycrown Group, please refer to Chart 3 under the section headed "Shareholding Structures".

For the year ended 31 December 2002, the audited net losses before and after taxation of PEL were approximately HK$69,556,000 and HK$70,594,000 respectively. For the year ended 31 December 2001, the audited net losses before and after taxation of PEL were approximately HK$50,779,000 and HK$51,047,000 respectively. The audited negative net tangible assets of PEL were approximately HK$120,307,000 and HK$49,713,000 as at 31 December 2002 and 31 December 2001 respectively.

Each of CCW, CEC, EEL and PEL is an indirect non wholly-owned subsidiary of the Company. At the time when each of the Condo Facilities, Polycrown Facility, the Condo A Loan and the Enful A Loan was effected, each of the Condo Minority Shareholders, Enful Minority Shareholder and Polycrown Minority Shareholder was (and still is) a connected person under the Listing Rules and such provision of financial assistance by the Company (and/or a wholly-owned subsidiary of the Company) to a non wholly-owned subsidiary constituted connected transactions accordingly under the Listing Rules.

PURPOSES AND TERMS OF THE CONNECTED TRANSACTIONS WHICH ARE SUBJECT TO SHAREHOLDERS' APPROVAL

(A) Banking Facilities

CCW, CEC and PEL required the Condo Facilities and Polycrown Facility for the purposes of facilitating their respective business operations.

The Directors are of the opinion that the provisions of the Condo Guarantees and Polycrown Guarantees are fair and reasonable insofar as the interests of the Independent Shareholders are concerned, and the Condo Guarantees and Polycrown Guarantees are on normal commercial terms. The Directors formed such opinion on the bases (i) of the principal terms of the financial assistance provided as set out in Tables 10 and 11 below; (ii) of the particular situation of the Company and the relevant subsidiary/subsidiaries in terms of credit

ranking by third party bank creditors; and (iii) that the Board is not forming any view with retrospective effect, but only for the current status (given that some of the members of the Board were not Directors when each of the Condo Guarantees and Polycrown Guarantees was first given).

Each of the respective values of the Condo Facilities and the Polycrown Facility and the transactions contemplated thereby (including without limitation the Polycrown Guarantees, details of which please refer to Tables 10 and 11) exceeded 3% of the consolidated net tangible assets of the Group as at the latest time prior to 31 March 2003 when the respective facilities were renewed. Accordingly, each of the Condo Facilities and the Polycrown Facility and the transactions contemplated thereby (including without limitation the Polycrown Guarantees) constituted a connected transaction of the Company and should have been subject to approval by the Independent Shareholders in general meeting pursuant to Rule 14.26(6) of the Listing Rules. However, as stated above, the Condo Facilities were fully repaid pursuant to demands made by the relevant banks and as such, the Condo Facilities will no longer be subject to the approval by the Independent Shareholders but will be considered as a breach of the Listing Rules. In so far as the Polycrown Facility is concerned, the Company is not aware of any written or formal renewal/repayment date, the Polycrown Facility continues to be made available to PEL.

(B) Shareholder's Loans

Each of the Condo A Loan and the Enful A Loan was used to finance the general working capital requirement of CEC and EEL respectively (please refer to Tables 12 and 13 for more information).

(1) Condo A Loan

On 21 April 1998, the Company provided the Condo A Loan amounting to HK$1,040,000 to CEC. CEC was suffering continuous losses at that time which amounted to an audited net loss of approximately HK$19,054,000 for the year ended 31 December 1997. No interest was charged and no repayment date was fixed under this loan. The Condo Minority Shareholders also provided their pro-rata share of contribution of HK$960,000 (two of them provided their pro-rata share of contribution at the same time whilst the remaining one provided his pro-rata share of contribution about two months later) to CEC, which was also non interest-bearing.

(2) Enful A Loan

On 27 March 1997, the Company provided the Enful A Loan of an amount of HK$2,587,427 to EEL. EEL was suffering from losses at that time, the audited net loss of which amounted to approximately HK$363,000 for the year ended 31 December 1997. No interest was charged and no repayment date was fixed under this loan. The Enful Minority Shareholder also contributed HK$2,248,235 of its share (albeit 1.51% less than its exact pro-rata share).

The Stock Exchange is of the view that the provisions of the Condo A Loan and the Enful A Loan (details of which please refer to Tables 12 and 13) were not on normal commercial terms as (i) there was no interest charged on the Condo A Loan and the Enful A Loan; (ii) no security was provided by CEC and EEL for the Condo A Loan and the Enful A Loan respectively; and (iii) the risk of default repayment at the first instance is fully borne by the Company as the Enful A Loan was not advanced on an exact pro-rata basis. The Condo A Loan ought to have been in default as a result of a winding-up order made by the Court against CEC on 8 September 2003 while the Enful A Loan is not currently in default. These two transactions should have been subject to approval by the Independent Shareholders in general meeting pursuant to Rule 14.26(6) of the Listing Rules.

SHAREHOLDING STRUCTURES

Chart 1: Simplified Group Chart of the Condo Group



The Company
Mr. Yu
Mr. Cheung
Mr. Ng
100%
100%
100%
100%
Condo Group Limited
Turner Overseas Limited
Silver Lake Asia Corporation
Spirit Sunshine Inc.
16%
16%
16%
52%
52%
CCW (Note)
Wellstep
100%
CEC
SHJQ Minority Shareholder
90.39%
9.61%
SHJQ

Note: Each of the Condo Minority Shareholders holds 16% of the beneficial interest of CCW.

Chart 2: Simplified Group Chart of the Enful Group


The Company
Mr. Mak
Mr. Woo
Mr. Kong
Mr. Keung
22%
26%
30%
22%
100%
Perfect Way Investments Limited
Enful Minority Shareholder
52%
48%
EHL
100%
100%
EEL
EDB

Chart 3: Simplified Group Chart of the Polycrown Group


The Company
Mr. Leung
100%
100%
OIL
Polycrown Minority Shareholder
51%
49%
PHL
100%
PEL

CONNECTED TRANSACTIONS WHICH FALL UNDER RULE 14.25(1)(a) OF THE LISTING RULES IN RESPECT OF CERTAIN INFORMATION NOT PREVIOUSLY DISCLOSED (FOR INFORMATION PURPOSES ONLY)

(I) GUARANTEES AND SECURITIES PROVIDED BY ONFEM GROUP REGARDING BANKING FACILITIES GRANTED TO NON WHOLLY-OWNED SUBSIDIARIES

Condo Group

The SHJQ Facility of up to RMB11,000,000 (approximately HK$10,368,000) granted to SHJQ (Please refer to Table 1 below)

Table 1

The following banking facility is referred to as the "SHJQ Facility".

The security provided by the ONFEM Group for the SHJQ Facility listed under the column headed "Securities provided by ONFEM Group" is referred to as the "SHJQ Security".

Name of subsidiary	Date of transaction	Net tangible assets of the Group applicable *at the time* of the transaction (HK$)	Financial assistance as percentage of net tangible assets of the Group *applicable at* the time of the transaction	Banker	*Amount of* banking facility (RMB)	Balance (including principal and interest *accrued*) as at 30 June 2003 (HK$)	Purpose of transaction	Securities provided by ONFEM Group	Counter-indemnities *from Condo* Minority Shareholders
SHJQ	22 July 2002	636,119,000 as at 31 December 2001	1.63%	CMB Sub-branch	11,000,000 (approximately HK$10,368,000)	9,300,000	To finance working capital requirement	Pledge of cash deposit of HK$11,000,000 on 19 July 2002 with CMB which issued a standby letter of credit of HK$11,000,000	Yes

The SHJQ Facility was renewed on 18 July 2003 and will expire on 15 July 2004. For more information on the terms and conditions of the renewal of the SHJQ Facility, please refer to the Second Announcement.

Enful Group

The Enful Facilities of up to HK$13,000,000 granted to EEL (Please refer to Table 2 below)

Table 2

The following banking facilities are collectively referred to as the "Enful Facilities".

The guarantees and securities provided by the ONFEM Group for the Enful Facilities listed under the column headed "Securities provided by ONFEM Group" are collectively referred to as the "Enful Guarantees".

Name of subsidiary	Date of transaction	Net tangible assets of the Group applicable at the time of the transaction (HK$)	Financial assistance as percentage of net tangible assets of the Group applicable at the time of the transaction	Banker	Amount of banking facility (HK$)	Balance (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of transaction	Securities provided by ONFEM Group	Counter-indemnities from Enful Minority Shareholder (and/or its beneficial shareholders)
EEL	13 June 2002			ICIC	8,000,000	8,032,979.37	To facilitate business operations	Pledge of cash deposit of HK$8,000,000 on 21 June 2002 Corporate guarantee for HK$8,000,000 dated 21 June 2002	Yes
EEL	19 November 2002 (original date: 7 November 2001)			Hang Seng	5,000,000	3,283,217.26	To facilitate business operations	Deed of guarantee for HK$5,000,000 dated 12 November 2001 Pledge of two cash deposits of HK$2,000,000 and HK$3,000,000 on 15 November 2001 and 5 February 2002 respectively	Yes
Total		587,060,000 as at 30 June 2002	2.21%		13,000,000	11,316,196.63			

For the renewal of the ICIC B Facility, ICIC requested the Company (i) to continue the pledge of its fixed deposit of not less than HK$8,000,000 plus accumulated interest; and (ii) to provide continuing corporate guarantee for HK$8,000,000 in its favour with no change in the terms and conditions of the facility. The Board will consider the renewal of this facility in due course (although the original ICIC B Facility should have expired on 30 June 2003, ICIC has not demanded for the repayment of such facility which is secured by the aforesaid pledged deposit and corporate guarantee).

As the value of the continuing ICIC B Guarantees was less than 3% of the unaudited consolidated net tangible assets of the Group as at 30 June 2003, details of this connected transaction, if and when renewed, will be included in the next annual report of the Company in accordance with Rule 14.25(1) of the Listing Rules.

(II) LOANS FROM THE COMPANY TO NON WHOLLY-OWNED SUBSIDIARIES

Condo Group

A. Loans from the Company to CEC (Please refer to Table 3 below)

Table 3

Name of subsidiary	Date of agreement	Net tangible assets of the Group applicable at the time of the agreement (HK$)	Financial assistance as percentage of net tangible assets of the Group at the time of the agreement	Loan amount (HK$)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Counter-indemnities from Condo Minority Shareholders
1. The following loans are collectively referred to as the "Condo B Loans".							
CEC	24 March 1998			1,258,000	2,030,407.21	To finance the general working capital requirement	Yes
CEC	30 March 1998			1,400,000	2,343,435.86	To finance the general working capital requirement	Yes
CEC	7 April 1998			1,100,000	1,834,843.64	To finance the general working capital requirement	Yes
CEC	14 April 1998			1,100,000	1,830,306.27	To finance the general working capital requirement	Yes
CEC	24 April 1998			3,800,000	6,284,563.45	To finance the general working capital requirement	Yes
CEC	12 May 1998			5,500,000	9,038,482.08	To finance the general working capital requirement	Yes
CEC	20 May 1998			1,890,000	3,097,171.23	To finance the general working capital requirement	Yes
CEC	21 May 1998			1,000,000	1,638,124.32	To finance the general working capital requirement	Yes
CEC	29 May 1998			2,400,000	3,917,037.66	To finance the general working capital requirement	Yes
Total		1,026,840,000 as at 31 December 1997	1.89%	19,448,000	32,014,371.72		
2. The following loans are collectively referred to as the "Condo C Loans".							
CEC	8 December 1998			15,493,600	702,436.23	To finance the repayment of loan due by CEC to Dao Heng Bank, Limited *(Note A)*	Yes
CEC	16 April 1999			969,653.50	1,390,859.44	To finance the general working capital requirement	Yes
CEC	17 June 1999			1,530,000	2,155,463.54	To finance the working capital requirement	Yes
Total		823,298,000 as at 31 December 1998	2.19%	17,993,253.50	4,248,759.21		

Name of subsidiary	Date of agreement	Net tangible assets of the Group applicable at the time of the agreement (HK$)	Financial assistance as percentage of net tangible assets of the Group at the time of the agreement	Loan amount (HK$)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Counter-indemnities from Condo Minority Shareholders
3. The following loans are collectively referred to as the "Condo D Loans".							
CEC	8 March 2000			7,000,000	9,029,291.86	To finance the working capital requirement	Yes
CEC	13 July 2000 (Draw down date: 20 July 2000)			7,600,000	7,875,363.85	To finance the working capital requirement	Yes
CEC	1 August 2000			1,052,631.58	1,299,383.94	To finance the working capital requirement	Yes
Total		1,000,985,000 as at 31 December 1999	1.56%	15,652,631.58	18,204,039.65		

Note A: On 29 December 1997, Dao Heng Bank, Limited granted a term loan up to US$2,000,000 to CEC on the basis of a charge over the Company's deposit(s) of US$2,000,000 as security for this banking facility. On 8 July 1998, Dao Heng Bank, Limited agreed to extend the maturity date of this banking facility for US$2,000,000 up to 8 January 1999.

B. Loans from the Company to SHJQ (Please refer to Table 4 below)

Table 4

The following loans are collectively referred to as the "Condo E Loans".

Name of subsidiary	Date of agreement	Net tangible assets of the Group applicable at the time of the agreement (HK$)	Financial assistance as percentage of net tangible assets of the Group applicable at the time of the agreement	Loan amount (US$)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Counter-indemnities from Condo Minority Shareholders
SHJQ	25 October 2002 (Draw down date: 1 November 2002)			760,000 (approximately HK$5,915,000)	6,140,443.89 *(Note B)*	To finance the working capital requirement of the German Centre project involving the installation of curtain walls undertaken by SHJQ	Yes
SHJQ	27 December 2002			750,000 (approximately HK$5,837,000)	6,034,338.36 *(Note C)*	To finance the working capital requirement of the German Centre project involving the installation of curtain walls undertaken by SHJQ	Yes
Total		587,060,000 as at 30 June 2002	2.00%	1,510,000 (approximately HK$11,752,000)	12,174,782.25		

Note B: As at 15 August 2003, SHJQ repaid approximately US$793,000 (including principal amount of US$760,000 together with interest of approximately US$33,000, representing approximately HK$6,172,000) in full of the loan of US$760,000 (representing approximately HK$5,915,000) granted by the Company to SHJQ on 25 October 2002.

Note C: On 15 August 2003, SHJQ repaid part of the interest of approximately US$4,000 (representing approximately HK$31,000) of the loan of US$750,000 (representing approximately HK$5,837,000) granted by the Company to SHJQ on 27 December 2002.

Enful Group

Loans from the Company to the Enful Group (Please refer to Table 5 below)

Table 5

Name of subsidiary	Date of agreement	Net tangible assets of the Group applicable at the time of the agreement (HK$)	Financial assistance as percentage of net tangible assets of the Group applicable at the time of the agreement	Loan amount (HK$)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Counter-indemnities from Enful Minority Shareholder (and/or its beneficial shareholders)	Advances from Enful Minority Shareholder
1. The following loan is referred to as the "Enful B Loan".								
EDB	28 May 1996	914,008,000 as at 31 December 1995	0.44%	4,000,000	8,132,964.94	To finance the import of construction materials into Hong Kong	Yes Deed of counter-indemnity executed by each of Mr. Keung, Mr. Kong, Mr. Mak and Mr. Woo	
2. The following loans are collectively referred to as the "Enful C Loans".								
EEL	28 February 1997			3,000,000	5,592,700.56	To finance the general working capital requirement	Yes	
EEL	20 March 1997			1,000,000	1,853,179.94	To finance the general working capital requirement	Yes	
Total		933,454,000 as at 30 June 1996	0.43%	4,000,000	7,445,880.50			
3. The following loan is referred to as the "Enful D Loan".								
EEL	7 October 1997	909,177,000 as at 30 June 1997	0.18%	1,602,448 (GBP 128,391)	2,783,863.78	To finance the purchase from BDUK of 50% interests in the issued share capital of BFD and the loan due from BFD to BDUK	Yes Deed of counter-indemnity executed by each of Mr. Keung, Mr. Kong, Mr. Mak and Mr. Woo	

Name of subsidiary	Date of agreement	Net tangible assets of the Group applicable at the time of the agreement (HK$)	Financial assistance as percentage of net tangible assets of the Group applicable at the time of the agreement	Loan amount (HK$)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Counter-indemnities from Enful Minority Shareholder (and/or its beneficial shareholders)	Advances from Enful Minority Shareholder
4. The following loans are collectively referred to as the "Enful E Loans".								
EEL	1 May 1998			1,200,000	1,979,698.58	To finance the general working capital requirement	Yes	
EEL	12 May 1998			4,000,000	6,218,013.57	To finance the short term needs of working capital	Yes	
EEL	18 May 1998			2,000,000	3,103,329.39	To finance the short term needs of working capital	Yes	
Total		1,026,840,000 as at 31 December 1997	0.70%	7,200,000	11,301,041.54			
5. The following loans are collectively referred to as the "Enful F Loans".								
EEL	19 October 1998			327,122.75	505,566.90	To finance the short term needs of working capital	Yes	
EEL	27 November 1998			1,850,000	2,801,704.78	To finance the repayment of a banking facility granted by BEA *(Note D)*	Yes	
EEL	15 December 1998			400,000	602,762.38	To finance the repayment of a banking facility granted by BEA *(Note D)*	Yes	
EEL	30 December 1998			1,500,000	2,248,241.92	To finance the repayment of a banking facility granted by BEA *(Note D)*	Yes	
EEL/ EDB	8 January 1999			2,650,000	3,976,506.08	To finance the repayment of a banking facility granted by BEA *(Note D)*	Yes	
Total		886,653,000 as at 30 June 1998	0.76%	6,727,122.75	10,134,782.06			
6. The following loan is referred to as the "Enful G Loan".								
EEL	24 December 2002 (Draw down date: 31 December 2002)	587,060,000 as at 30 June 2002	0.34%	2,000,000	2,059,835.62	To finance the working capital requirement	Yes	HK$800,000 (not proportional to shareholding)

Note D: On 11 July 1998, BEA renewed a banking facility up to HK$33,030,000 to EEL, EDB and BFD on the basis of a corporate guarantee for HK$33,030,000 by the Company in covering credit facilities extended to EEL, EDB and BFD.

(III) LOANS FROM OFL TO NON WHOLLY-OWNED SUBSIDIARIES

Condo Group (Please refer to Table 6 below)

Table 6

Name of subsidiary	Date of agreement	Net tangible assets of the Group applicable at the time of the agreement (HK$)	Financial assistance as percentage of net tangible assets of the Group applicable at the time of the agreement	Loan amount (HK$)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Counter-indemnities from Condo Minority Shareholders
1. The following loans are collectively referred to as the "CEC A Loans".							
CEC	20 February 2001			3,050,000	3,566,240.06	To finance the working capital requirement	Yes
CEC	7 June 2001			3,300,000	3,827,743.81	To finance the working capital requirement in respect of the sub-contract works of Beijing Embassy House involving the installation of curtain walls	Yes
CEC	11 July 2001			967,290	1,092,390.88	To finance the working capital requirement in respect of the sub-contract works of Cheung Sha Wan Project involving the installation of curtain walls	Yes
Total		992,716,000 as at 31 December 2000	0.74%	7,317,290	8,486,374.75		
2. The following loan is referred to as the "CEC B Loan".							
CEC	19 June 2002	636,119,000 as at 31 December 2001	0.38%	2,420,000	2,126,809.96	To finance the working capital requirement	Yes

Enful Group (Please refer to Table 7 below)

Table 7

Name of subsidiary	Date of agreement	Net tangible assets of the Group applicable at the time of the agreement (HK$)	Financial assistance as percentage of net tangible assets of the Group applicable at the time of the agreement	Loan amount (HK$)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Personal guarantees from Mr. Keung and Mr. Mak
1. The following loan is referred to as the "EEL A Loan".							
EEL	19 June 2001	992,716,000 as at 31 December 2000	0.30%	3,000,000	2,883,378.07	To finance the working capital requirement in respect of the sub-contract works of the Sham Tseng Project involving the installation of doors	Yes (together with deposit of share certificates of EHL and related documents as security pursuant to the terms of the deed of guarantee)
2. The following loan is referred to as the "EEL B Loan".							
EEL	30 January 2002	819,297,000 as at 30 June 2001	0.24%	2,000,000	2,172,867.30	To finance the working capital requirement in respect of the sub-contract works of the West Rail Project involving acoustic plaster works	Yes

Polycrown Group (Please refer to Table 8 below)

Table 8

Name of subsidiary	Date of agreement	Net tangible assets of the Group applicable at the time of the agreement (HK$)	Financial assistance as percentage of net tangible assets of the Group applicable at the time of the agreement	Loan amount (HK$)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Counter-indemnities from Mr. Leung
The following loan is referred to as the "PEL Loan".							
PEL	11 July 2001	992,716,000 as at 31 December 2000	0.78%	7,700,000	6,419,602.61	To finance the working capital requirement in respect of the sub-contract works of the Beijing Oriental Plaza Project involving installations of electrical, plumbing and drainage	Yes (together with the execution of a deed of share charge in relation to shares in PHL pursuant to the terms of the loan agreement)

CONNECTED TRANSACTIONS WHICH FALL UNDER RULE 14.25(2)(a) OF THE LISTING RULES IN RESPECT OF CERTAIN INFORMATION NOT PREVIOUSLY DISCLOSED (FOR INFORMATION PURPOSES ONLY)

Loans from OCL to ZOBHP (Please refer to Table 9 below)

Table 9

Date of agreement	Net tangible assets of the Group applicable at the time of the agreement (HK$)	Financial assistance as percentage of net tangible assets of the Group applicable at the time of the agreement	Loan amount (RMB)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Advances from ZOBHP Minority Shareholder
1. The following loans are collectively referred to as the "ZOBHP A Loans".						
23 March 2001			7,000,000 (approximately HK$6,598,000)	7,330,262.51	To finance the working capital requirement	This loan represented 80% of total loan amount requested by ZOBHP. The board of ZOBHP approved and made a written request to the ZOBHP Minority Shareholder for the remaining 20% but the ZOBHP Minority Shareholder did not contribute.
26 March 2001			4,800,000 (approximately HK$4,524,000)	5,009,341.29	To finance the working capital requirement	This loan represented 80% of total loan amount requested by ZOBHP. The board of ZOBHP approved and made a written request to the ZOBHP Minority Shareholder for the remaining 20% but the ZOBHP Minority Shareholder did not contribute.
24 April 2001 (Draw down date: 19 April 2001)			660,000 (approximately HK$622,000)	686,429.82	To finance the working capital requirement	This loan represented 80% of total loan amount requested by ZOBHP. The board of ZOBHP approved and made a written request to the ZOBHP Minority Shareholder for the remaining 20% but the ZOBHP Minority Shareholder did not contribute.
Total	1,008,137,000 as at 30 June 2000	1.16%	12,460,000 (approximately HK$11,744,000)	13,026,033.62		

Date of agreement	Net tangible assets of the Group applicable at the time of the agreement (HK$)	Financial assistance as percentage of net tangible assets of the Group applicable at the time of the agreement	Loan amount (RMB)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Advances from ZOBHP Minority Shareholder
2. The following loan is referred to as the "ZOBHP B Loan".						
31 January 2002	819,297,000 as at 30 June 2001	0.58%	5,000,000 (approximately HK$4,713,000)	4,986,913.75	To finance the working capital requirement	This loan represented 80% of total loan amount requested by ZOBHP. The board of ZOBHP approved and made a written request to the ZOBHP Minority Shareholder for the remaining 20% but the ZOBHP Minority Shareholder did not contribute.

CONNECTED TRANSACTIONS WHICH FALL UNDER RULE 14.26 OF THE LISTING RULES

(I) GUARANTEES AND SECURITIES PROVIDED BY ONFEM GROUP REGARDING BANKING FACILITIES GRANTED TO NON WHOLLY-OWNED SUBSIDIARIES

Condo Group

The Condo Facilities of up to HK$54,924,587.65 (notwithstanding it has since been fully repaid) granted to CCW and CEC (Please refer to Table 10 below)

Table 10

The following banking facilities are collectively referred to as the "Condo Facilities".

The guarantees and securities provided by the ONFEM Group for the Condo Facilities listed under the column headed "Securities provided by ONFEM Group" are collectively referred to as the "Condo Guarantees".

Name of subsidiary	Date of transaction	Net tangible assets of the Group as at the time of the transaction (HK$)	*Financial* assistance as percentage of net tangible assets of the Group applicable at the time of the transaction	Banker	Amount of banking facility (HK$)	Balance (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of transaction	Securities provided by ONFEM Group	Counter-indemnities from Condo Minority Shareholders
CEC	8 March 2002			ICIC	7,000,000	7,028,799.76 (approximately 7,045,000 as at 16 September 2003)	To facilitate business operations	Pledge of cash deposit of HK$7,000,000 on 3 April 2002 Corporate guarantee for HK$7,000,000 dated 8 March 2002	Yes (proportional to the 48% shareholding of the Condo Minority Shareholders)
CEC/CCW	15 October 2002 (original date: 30 July 1999)			HSBC	47,924,587.65 jointly available to CEC and CCW	4,775,301.73 (approximately 4,774,000 as at 24 September 2003)	To facilitate business operations	An all monies legal charge and an assignment of rental over ONFEM Tower dated 9 January 2001 (full settlement of the Remaining HSBC Facility on 2 October 2003) Corporate guarantee for HK$45,000,000 dated 21 July 2000 (settlement of guaranteed indebtedness by the Company on 1 April 2003 of approximately HK$45,833,000 which included penalty interest of approximately HK$833,000) Charge over cash deposits of not less than HK$25,000,000 before 25 September 2000 (being offset due to the settlement of guaranteed indebtedness by the Company on 1 April 2003 as above)	Yes (proportional to the 48% shareholding of the Condo Minority Shareholders)
Total		587,060,000 as at 30 June 2002	9.36%		54,924,587.65	11,804,101.49			

For more information on the Condo Facilities, please also refer to subsection (ii) of the section headed "Information Relating to the Group, the Condo Group, the Enful Group and the Polycrown Group" in this letter.

Polycrown Group

The Polycrown Facility of up to HK$28,390,000 granted to PEL (Please refer to Table 11 below)

Table 11

The following banking facility is referred to as the "Polycrown Facility".

The guarantee and securities provided by the ONFEM Group for the Polycrown Facility listed under the column headed "Securities provided by ONFEM Group" are collectively referred to as the "Polycrown Guarantees".

Name of subsidiary	Date of transaction	Net tangible assets of the Group as at the time of the transaction (HK$)	Financial assistance as percentage of net tangible assets applicable at the time of the transaction	Banker	Amount of banking facility (HK$)	Balance (including principal and interest accrued) as at 2 October 2003 (HK$)	Purpose of transaction	Securities provided by ONFEM Group	Counter-indemnities from Mr. Leung
PEL	15 October 2002 (original date: 17 May 2001)	587,060,000 as at 30 June 2002	4.84%	HSBC	28,390,000	28,869,011.41	To facilitate business operations	A second fixed legal charge and a second supplement to the assignment of rental over ONFEM Tower both dated 3 October 2001 Corporate guarantee for HK$28,300,000 dated 31 May 2001	Yes (proportional to the 49% shareholding of the Polycrown Minority Shareholder)

(II) LOANS FROM THE COMPANY TO NON WHOLLY-OWNED SUBSIDIARIES

Condo Group

Loan from the Company to CEC (Please refer to Table 12 below)

Table 12

The following loan is referred to as the "Condo A Loan".

Name of subsidiary	Date of transaction	Net tangible assets of the Group applicable at the time of the transaction (HK$)	Financial assistance as percentage of net tangible assets of the Group applicable at the time of the transaction	Loan amount (HK$)	Amount outstanding as at the Latest Practicable Date (HK$)	Purpose of the loan	Advances from Condo Minority Shareholders
CEC	21 April 1998	1,026,840,000 as at 31 December 1997	0.10%	1,040,000	1,040,000	To finance the general working capital requirement	HK$960,000 (proportional to the 48% shareholding of the Condo Minority Shareholders)

Enful Group

Loan from the Company to EEL (Please refer to Table 13 below)

Table 13

The following loan is referred to as the "Enful A Loan".

Name of subsidiary	Date of transaction	Net tangible assets of the Group applicable at the time of the transaction (HK$)	Financial assistance as percentage of net tangible assets of the Group applicable at the time of the transaction	Loan amount (HK$)	Amount outstanding as at the Latest Practicable Date (HK$)	Purpose of the loan	Counter-indemnities from Enful Minority Shareholder (and/or its beneficial shareholders)	Advances from Enful Minority Shareholder
EEL	27 March 1997	933,454,000 as at 30 June 1996	0.28%	2,587,427	2,587,427	To finance the general working capital requirement	Yes (not proportional to the 48% shareholding of the Enful Minority Shareholder and only covers shortfall in its share of contribution from its exact pro-rata portion of 48% (i.e. approximately 1.51%))	HK$2,248,235 (not proportional to shareholding and please refer to the section headed "Reasons for the ONFEM Group Providing Financial Assistance to Non Wholly-owned Subsidiaries")

REASONS FOR THE ONFEM GROUP PROVIDING FINANCIAL ASSISTANCE TO NON WHOLLY-OWNED SUBSIDIARIES

Each of the Condo Group and the Polycrown Group is in the construction business and insofar as guarantees to the financial institutions are concerned, the Company's experience was that the financial institutions would not accept pro-rata personal guarantees from the Minority Shareholders in lieu of a corporate guarantee from the Company.

In so far as the Condo A Loan and Enful A Loan are concerned, the granting of each of which was based on the Company's experience that the financial institutions would not consider granting unsecured loans to thinly capitalised and loss-making companies.

For the Condo A Loan, the Condo Minority Shareholders have provided their shares of contribution which were pro-rata to their respective shareholdings.

With respect to the Enful A Loan, notwithstanding that the Enful Minority Shareholder has provided its share of contribution of HK$2,248,235 (representing approximately 46.49% of total contribution) which was not pro-rata to its shareholding in EEL (i.e. 48%), such non pro-rata contribution was apparently accepted by the Company possibly due to the immateriality of such shortfall. The Enful Minority Shareholder (and/or its beneficial shareholders) has also provided counter-indemnities to the Company to indemnify the losses and liabilities which the Company may incur under the Enful A Loan due to the shortfalls in its shares of contribution from its exact pro-rata portion of 48% (i.e. approximately 1.51%).

Each of the Condo A Loan and the Enful A Loan is non-interest bearing with no fixed repayment dates.

COUNTER-INDEMNITIES

The following deeds of counter-indemnity, deeds of guarantee and indemnity letters were executed by the following parties in favour of the Company and/or OFL/OIL, wholly-owned subsidiaries of the Company, during the following periods:

Condo Group

1. *Three Deeds of Counter-indemnity all dated 23 March 1998*

Parties:	Mr. Yu, Mr. Ng and Mr. Cheung (as Guarantors) in favour of the Company
Scope of Indemnity:	(i) 16% (for each Guarantor) of liability incurred by the Company in connection with any guarantees/ security by the Company to secure the short-term loans and/or overdrafts granted to CCW and/or Wellstep and/or the subsidiaries of CCW and/or Wellstep; and
	(ii) 16% (for each Guarantor) of all indebtedness due by CCW and/or Wellstep and/or the subsidiaries of CCW and/or Wellstep to the Company from time to time.

2. *Deed of Counter-indemnity dated 23 March 1998*

Parties: Silver Lake Asia Corporation (as Guarantor) in favour of the Company

Scope of Indemnity:

(i) 16% of the liability incurred by the Company in connection with any bonds, indemnity, security, guarantees, undertakings and/or covenants by the Company to secure the obligations of CCW and/or Wellstep and/or the subsidiaries of CCW and/or Wellstep and/or their subsidiaries that may be acquired from time to time in the future; and

(ii) 16% of all indebtedness due by CCW and/or Wellstep and/or the subsidiaries of CCW and/or Wellstep and/or their subsidiaries that may be acquired from time to time in the future under the relevant loan agreements.

3. *Two Deeds of Counter-indemnity both dated 23 March 1998 (both as supplemented by a letter dated 8 March 2002)*

Parties: Turner Overseas Limited and Spirit Sunshine Inc. (as Guarantors) in favour of the Company

Scope of Indemnity:

(i) 16% (for each Guarantor) of the liability incurred by the Company in connection with any bonds, indemnity, security, guarantees, undertakings and/or covenants by the Company to secure the obligations of CCW and/or Wellstep and/or the subsidiaries of CCW and/or Wellstep and/or their subsidiaries that may be acquired from time to time in the future; and

(ii) 16% (for each Guarantor) of all indebtedness due by CCW and/or Wellstep and/or the subsidiaries of CCW and/or Wellstep and/or their subsidiaries that may be acquired from time to time under the relevant loan agreements; and

(iii) 16% (for each Guarantor) of the liability incurred by the Company under the guarantee provided by the Company to ICIC to secure the banking facilities granted to Condo Group, which includes CCW and CEC, under the facility letter dated 8 March 2002.

4. *Deed of Counter-indemnity dated 5 January 1999*

Parties:	Mr. Cheung (as Guarantor) in favour of the Company	
Scope of Indemnity:	(i)	16% of the liability incurred by the Company in connection with any bonds, indemnity, security, guarantees, undertakings and/or covenants by the Company to secure the obligations of CCW and/or Wellstep and/or the subsidiaries of CCW and/or Wellstep and/or their subsidiaries that may be acquired from time to time in the future; and
	(ii)	16% of the liability incurred by the Company under the guarantee provided by the Company to HSBC to secure the banking facilities granted to CCW and/or CEC and/or Eberitt Trading Limited and/or China Star Engineering Limited under the facility letter dated 9 October 1997.

5. *Deed of Counter-indemnity signed by Mr. Yu dated 6 January 1999 (as supplemented by a letter dated 8 March 2002) and Deed of Counter-indemnity signed by Mr. Ng dated 11 January 1999 (as supplemented by a letter dated 8 March 2002)*

Parties:	Mr. Yu and Mr. Ng (as Guarantors) in favour of the Company	
Scope of Indemnity:	(i)	16% (for each Guarantor) of the liability incurred by the Company in connection with any bonds, indemnity, security, guarantees, undertakings and/or covenants by the Company to secure the obligations of CCW and/or Wellstep and/or the subsidiaries of CCW and/or Wellstep and/or their subsidiaries that may be acquired from time to time in the future; and
	(ii)	16% (for each Guarantor) of the liability incurred by the Company under the guarantee provided by the Company to HSBC to secure the banking facilities granted to CCW and/or CEC and/or Eberitt Trading Limited and/or China Star Engineering Limited under the facility letter dated 9 October 1997; and

(iii) 16% (for each Guarantor) of the liability incurred by the Company under the guarantee provided by the Company to ICIC to secure the banking facilities granted to Condo Group, which includes CCW and CEC, under the facility letter dated 8 March 2002.

The Company has commenced legal proceedings on 13 March 2003 against Mr. Yu, Mr. Ng, Mr. Cheung, Turner Overseas Limited, Spirit Sunshine Inc. and Silver Lake Asia Corporation, claiming against each of them certain amounts of money due under the counter-indemnities executed by each of them in favour of the Company. As a result, Mr. Yu, Mr. Cheung, Turner Overseas Limited and Silver Lake Asia Corporation have since retained their legal advisers and have filed their defence. Default judgement granted by the Court had been obtained against Mr. Ng and Spirit Sunshine Inc.. For further information on such legal proceedings, please refer to paragraph 6(a) of the Appendix of this circular.

Enful Group

1. *Four Deeds of Guarantee and Indemnity all dated 28 May 1996*

Parties:	Mr. Keung, Mr. Kong, Mr. Mak and Mr. Woo (as Guarantors) in favour of the Company
Scope of Guarantee:	All indebtedness due by EDB to the Company under the credit facilities letter dated 28 May 1996 made between EDB and the Company

2. *Four Deeds of Guarantee and Indemnity all dated 28 February 1997*

Parties:	Mr. Keung, Mr. Kong, Mr. Mak and Mr. Woo (as Guarantors) in favour of the Company
Scope of Guarantee:	All indebtedness due by EDB to the Company under the credit facilities letter dated 28 February 1997 made between EDB and the Company

3. *Deed of Counter-indemnity dated 27 March 1997*

Parties:	Mr. Kong, Mr. Keung, Mr. Mak, Mr. Woo and the Enful Minority Shareholder in favour of the Company
Scope of Indemnity:	48% of the Company's liability in connection with any bonds, indemnity, security, guarantees, undertakings and/or covenants by the Company to secure the obligations of EHL and its subsidiaries

4. *Four Deeds of Guarantee and Indemnity all dated 7 October 1997*

Parties:	Mr. Keung, Mr. Kong, Mr. Mak and Mr. Woo (as Guarantors) in favour of the Company
Scope of Guarantee:	48% of all indebtedness due by EEL to the Company under a loan agreement dated 7 October 1997 made between EEL and the Company

5. *Four Deeds of Guarantee and Indemnity all dated 17 December 1997*

Parties:	Mr. Keung, Mr. Kong, Mr. Mak and Mr. Woo (as Guarantors) in favour of the Company
Scope of Guarantee:	48% of all indebtedness due by EDB to the Company from time to time under a loan agreement dated 17 December 1997 made between EDB and the Company

6. *Four Deeds of Counter-indemnity all dated 1 May 1998*

Parties:	Mr. Keung, Mr. Kong, Mr. Mak and Mr. Woo (as Guarantors) in favour of the Company
Scope of Indemnity:	48% of all indebtedness due by EHL and its subsidiaries to the Company from time to time under the relevant loan agreements

7. *Deed of Guarantee dated 19 June 2001*

Parties:	Mr. Keung and Mr. Mak in favour of OFL
Scope of Guarantee:	All indebtedness due by EEL to OFL under a loan agreement dated 19 June 2001 made between EEL and OFL

8. *Deed of Guarantee dated 30 January 2002*

Parties:	Mr. Keung and Mr. Mak in favour of OFL
Scope of Guarantee:	All indebtedness due by EEL to OFL under a loan agreement dated 30 January 2002 made between EEL and OFL

Polycrown Group

1. *Deed of Counter-indemnity dated 4 January 1997 (as amended by a supplemental deed dated 1 August 1998)*

Parties:	Mr. Leung (as Guarantor) in favour of the Company
Scope of Indemnity:	49% of all liabilities incurred by the Company in connection with any bonds, indemnity, security, guarantees, undertakings and/or covenants by the Company to secure the obligations of PHL and/or PEL and/or PIEL and/or their subsidiaries from time to time

2. *Deed of Counter-indemnity dated 7 April 1998*

Parties:	Mr. Leung (as Guarantor) in favour of the Company
Scope of Indemnity:	49% of all indebtedness due by PHL and/or PEL and/or PIEL and/or their subsidiaries to the Company from time to time under the relevant loan agreements

3. *Deed of Indemnity dated 11 July 2001*

Parties:	Mr. Leung in favour of OIL and the Company
Scope of Indemnity:	49% of all liabilities incurred by OIL and/or the Company in connection with any guarantee, indemnity, bond, note, undertaking, covenant, assurance and/or any security by the Company and/or OIL to secure the obligations of PHL, PEL and/or PIEL and other subsidiaries of PHL from time to time

4. *Deed of Indemnity dated 11 July 2001*

Parties:	Mr. Leung in favour of OFL
Scope of Indemnity:	49% of all liabilities due by PHL and/or PEL and/or PIEL to OFL

ADDITIONAL MEASURES AND PROCEDURES REGARDING FUTURE CONNECTED TRANSACTIONS

Since becoming aware of the breach of the Listing Rules as informed by the Stock Exchange and as described in this circular, the Company has formulated various measures and put in place additional internal procedures with a view to better improve the compliance procedures regarding connected transactions under the Listing Rules. Such measures include (but not limited to) recruitment of qualified staff, strengthening the internal audit team, periodic reviews of implementation of compliance procedures, more frequent reportings to independent non-executive Directors, training and compliance materials to be prepared and distributed to relevant personnel while the internal procedures will be rigorously enforced at all the relevant departments at the level of the Company as well as its subsidiaries. According to the internal procedures, the head of each relevant department of the Company or the subsidiaries concerned (as the case may be) is obliged to promptly inform the Board of such proposed transaction and the Board will make the final decision as to whether the transaction falls within Chapter 14 of the Listing Rules.

The internal procedures also clearly set out the respective responsibilities of various heads of the relevant departments, well-defined courses of action to be followed and certain confirmation procedures to be performed, in respect of ensuring compliance with Chapter 14 of the Listing Rules prior to carrying out a transaction which falls (or may fall) under Chapter 14 of the Listing Rules.

FINANCIAL EFFECTS OF THE FINANCIAL ASSISTANCE TRANSACTIONS

As for those financial assistance transactions which fall under Rule 14.26 of the Listing Rules (i.e. transactions in Tables 10 to 13), the aggregate outstanding amount was approximately HK$44,301,000 as at 30 June 2003 representing approximately 9.42% of the Group's unaudited consolidated net tangible assets as at 30 June 2003.

The comparison of the outstanding amounts of the financial assistance transactions which fall under Rule 14.26 of the Listing Rules (i.e. transactions in Tables 10 to 13) in the preceding paragraph to the Group's consolidated net tangible assets reflect the proportion of the amount of financial assistances granted by the Group to the value of the Group's net tangible assets, notwithstanding the substantial reduction of such net tangible assets due to the recognition of losses incurred by the relevant subsidiaries over the years upon consolidation of their respective accounts. Consequently, any loss that the Company might incur as a result of the granting of the financial assistances as set out in this circular would have already been covered by such losses of the relevant subsidiaries, as such operating losses are sufficiently large and have been recognised in the Group's consolidated accounts. Whilst it is clear that the losses from the said financial assistances had adverse impact on the Group's financial position spread out over a number of years in the past, as a result of the said losses of the relevant subsidiaries, the net effect is that any residual losses resulting from the granting of the financial assistances would have no material adverse impact on the Group's future financial position.

SPECIAL GENERAL MEETING

A notice convening the Special General Meeting at which three ordinary resolutions in relation to the Transactions will be considered, and if thought fit, approved by the Independent Shareholders (for the purpose of complying with the Listing Rules only) is set out on pages 61 to 62. The controlling Shareholder, being June Glory International Limited, is not interested in the Transactions and therefore it will be eligible to vote at the Special General Meeting.

A form of proxy for use at the Special General Meeting is enclosed. Whether or not you intend to attend the Special General Meeting, you are requested to complete the enclosed form of proxy and return it in accordance with the instructions printed thereon as soon as possible to the Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, and in any event not less than 48 hours before the time appointed for the holding of the Special General Meeting or any adjournment thereof. Completion and return of the form of proxy shall not preclude you from attending and voting in person at the Special General Meeting or any adjourned meeting if you so desire. In the event that you attend the Special General Meeting in person after having returned the form of proxy to the Registrar, your form of proxy will be deemed to have been revoked.

An announcement will be made as soon as practicable following the holding of the Special General Meeting to inform Shareholders and other investors whether the resolutions referred to above were duly passed.

For each of the Transactions, in the event that the relevant Minority Shareholder(s) or any of its associates is a Shareholder (if any), such Shareholder shall be required to abstain from voting on the relevant resolution to be proposed at the Special General Meeting in respect of such Transaction. On the basis that none of the Minority Shareholders or any of their respective associates is a Shareholder, no Shareholder will need to abstain from voting at the Special General Meeting.

BREACH OF THE LISTING RULES

The connected transactions referred to in Tables 1 to 13 constitute a breach of the Listing Rules either in relation to disclosure on a timely basis in accordance with Rule 14.25 of the Listing Rules or disclosure and Independent Shareholders' approval on a timely basis in accordance with Rule 14.26 of the Listing Rules. For those transactions which fall under Rule 14.25(1)(a) of the Listing Rules, please refer to Tables 1 to 8 for more details (for information purposes only in respect of certain information which had not been disclosed in the Third Announcement). For those transactions which fall under Rule 14.25(2)(a) of the Listing Rules, please refer to Table 9 for more details (for information purposes only in respect of certain information which had not been disclosed in the Third Announcement). For those transactions which fall under Rule 14.26 of the Listing Rules, please refer to Tables 10 to 13 for more details.

The Stock Exchange reserves its rights to take appropriate action against the Company and the relevant Directors in relation to the above-mentioned breaches of the Listing Rules.

RECOMMENDATION

Your attention is drawn to the letters from the Independent Board Committee and Access Capital, set out on page 43 and pages 44 to 53 of this circular respectively. The Directors consider that the terms and conditions of the Transactions are fair and reasonable, in so far as the Shareholders and the Company are concerned. The Board also concurs with the Independent Board Committee's opinion in respect of the Transactions. Accordingly, the Board recommends the Independent Shareholders to vote in favour of the resolutions as detailed in the notice of the Special General Meeting set out on pages 61 and 62 of this circular. The controlling Shareholder, June Glory International Limited, has indicated that it will vote in favour of such resolutions.

GENERAL

To provide further information to the Third Announcement, on 19 July 2002, the Company provided the SHJQ Security with CMB which in turn issued on the same date a standby letter of credit of HK$11,000,000 in favour of the CMB Sub-branch. The CMB Sub-branch then granted the SHJQ Facility to SHJQ for a term of one year from 22 July 2002. The SHJQ Facility was renewed on 18 July 2003 and will expire on 15 July 2004.

None of the Minority Shareholders, who should have contributed their pro-rata share of bank guarantees, securities and/or shareholders' loans, is connected with any of the Directors, chief executive or substantial shareholders of the Company, or any of their respective associates, other than being substantial shareholders and/or directors of the companies of the relevant non wholly-owned subsidiary groups to which financial assistance was provided.

Details of Mr. Li Shiming's suspension from acting as a director of the Company were published in the Company's announcement dated 4 February 2002. Mr. Li Shiming was suspended from duty pending the outcome of an investigation of the Independent Commission Against Corruption regarding an allegation of misappropriation of company funds as announced by the Company on 4 February 2002.

Your attention is also drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
On behalf of the Board of
ONFEM Holdings Limited
WANG Xingdong
Managing Director

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

10 November 2003

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS

We refer to the circular dispatched to the Shareholders dated 10 November 2003 (the "Circular") of which this letter forms part. Terms defined in the Circular shall have the same meanings in this letter unless the context otherwise requires.

We have been appointed as members of the Independent Board Committee to advise the Independent Shareholders on the Transactions, details of which are contained in the "Letter From The Board" set out on pages 13 to 42 of the Circular.

We wish to draw your attention to the "Letter From Access Capital" set out on pages 44 to 53 of the Circular. We have discussed the letter and the advice contained therein with Access Capital and have considered it and the various factors contained in the "Letter From the Board". In our opinion, the terms and conditions of the Transactions are fair and reasonable in so far as the Independent Shareholders are concerned. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions to approve the Transactions as detailed in the notice of the Special General Meeting set out on pages 61 and 62 of the Circular.

Yours faithfully,
Independent Board Committee

Selwyn Mar	**Tam Wai Chu, Maria**	**Lam Chun, Daniel**
Independent non-executive Director	*Independent non-executive Director*	*Independent non-executive Director*

The following is the full text of the letter from Access Capital to the Independent Board Committee in relation to certain connected transactions relating to the provision of financial assistance.

ACCESS
CAPITAL
3rd Floor
No. 8 Queen's Road Central
Hong Kong

10 November 2003

The Independent Board Committee of
ONFEM Holdings Limited

Dear Sirs,

CONNECTED TRANSACTIONS

I. INTRODUCTION

We refer to our appointment to advise the Independent Board Committee with regard to certain connected transactions relating to the provision of financial assistance by the ONFEM Group to Polycrown Engineering Limited ("PEL"), Condo Engineering (China) Limited (in liquidation) ("CEC") and Enful Engineering Limited ("EEL") (all of which are non wholly-owned subsidiaries of the Company) respectively ("Financial Assistance Connected Transactions"), details of which are contained in the "Letter from the Board" set out on pages 13 to 42 of the circular to the Shareholders dated 10 November 2003 (the "Circular"), of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular, unless the context otherwise requires.

The Board currently comprises (i) seven executive Directors, namely Messrs. Gao Dezhu, Lin Xizhong, Wang Xingdong, Yan Xichuan, Qian Wenchao, Li Shiming (who has been temporarily suspended from duty since 4 February 2002 pending the outcome of an investigation of the Independent Commission Against Corruption regarding an allegation of misappropriation of company funds as announced by the Company on 4 February 2002) and Ms. He Xiaoli; and (ii) three independent non-executive Directors, namely Messrs. Selwyn Mar, Lam Chun, Daniel and Ms. Tam Wai Chu, Maria.

Given that Messrs. Gao Dezhu, Lin Xizhong, Wang Xingdong, Yan Xichuan, Qian Wenchao, Li Shiming and Ms. He Xiaoli are executive Directors, the Independent Board Committee comprising Messrs. Selwyn Mar, Lam Chun, Daniel, and Ms. Tam Wai Chu, Maria, has been established to consider the terms of the Financial Assistance Connected Transactions and advise the Independent Shareholders. We have been appointed to advise the Independent Board Committee as to whether the terms of the Financial Assistance Connected Transactions are fair and reasonable, in so far as the Independent Shareholders are concerned, and to give our opinion in relation to the Financial Assistance Connected Transactions for the Independent Board Committee's consideration in making its recommendation to the Independent Shareholders.

In formulating our advice, we have relied solely on the statements, information, opinions and representations contained in the Circular and the information and representations provided to us by the Company and the Directors. We have assumed that all such statements, information, opinions and representations contained or referred to in the Circular or otherwise provided or made or given by the Company and the Directors and for which it is/they are solely responsible were true, accurate and valid at the time they were made and given and continue to be true, accurate and valid as at the date of the Circular. We have assumed that all the opinions and representations made or provided by the Company and/or the Directors contained in the Circular have been reasonably made after due and careful enquiry. We have also sought and obtained confirmation from the Company and the Directors that no material facts have been omitted from the information provided and referred to in the Circular.

We consider that we have reviewed sufficient information and documents which are currently available to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis for our opinions. We have no reason to doubt the truth, accuracy and completeness of the statements, information, opinions and representations provided to us by the Company, the Directors and their respective advisers or to believe that material information has been withheld or omitted from the information provided to us or referred to in the aforesaid documents. We have not, however, carried out an independent verification of the information provided, nor have we conducted an independent investigation into the business and affairs of the Company or any of its subsidiaries.

II. PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our recommendation, we have taken into consideration the following principal factors and reasons:

1. Background to, reasons for and the terms of the Financial Assistance Connected Transactions; and the Listing Rules implications

(a) Background information

On 10 October 2003, the Company announced certain connected transactions which took place during the period from 1996 to 2002 and which were still outstanding as at 31 March 2003. With regard to the three Financial Assistance Connected Transactions as discussed in this letter, Shareholders should note that as at the Latest Practicable Date they were still outstanding. Details of these transactions are set out in the "Letter from the Board".

It is noted that the Group is principally engaged in manufacturing and trading, specialised construction contracting and property development and leasing business, and each of PEL, CEC and EEL is an indirect non wholly-owned subsidiary of the Company. Hence, any transactions entered into between each of the aforesaid companies and the Group might constitute connected transactions as defined under Chapter 14 of the Listing Rules.

According to the Directors, the principal business of each of the Polycrown Group (including PEL), the Condo Group (including CEC) and the Enful Group (including EEL) is as follows:

- The Polycrown Group is principally engaged in the electrical and mechanical engineering works relating to fire services, plumbing and drainage and industrial production plants, engineering design, site management, equipment supply and installation in Hong Kong and the PRC.

- The Condo Group is principally engaged in the design, supply and installation of curtain walls, metal roofing, architectural cladding and aluminium window systems in Hong Kong and the PRC.

- The Enful Group is principally engaged in high-end fireproof doors, fitting out works, environmental construction engineering and protection projects in Hong Kong and the PRC.

(b) ***Reasons for the Financial Assistance Connected Transactions***

(i) *The Polycrown Facility and the Polycrown Guarantees*

According to the information available to the Directors, PEL required the Polycrown Facility in order to facilitate its business operations.

(ii) *The Condo A Loan and the Enful A Loan*

According to the information available to the Directors, the Condo A Loan and the Enful A Loan (both of which are non interest-bearing) were used to finance the general working capital requirement of the relevant non wholly-owned subsidiaries.

(c) ***Terms of the Financial Assistance Connected Transactions***

Details of the terms of the Polycrown Facility and the Polycrown Guarantees, the Condo A Loan and the Enful A Loan are set out in the "Letter from the Board".

(i) *The Polycrown Facility and the Polycrown Guarantees*

It is noted that the Directors are of the opinion that the provision of the Polycrown Guarantees are fair and reasonable insofar as the interest of the Independent Shareholders are concerned, and that the Polycrown Guarantees are based on normal commercial terms.

The Directors have formed their opinion on the bases of (i) the principal terms of the financial assistance provided, as set out in Table 11 in the "Letter from the Board"; (ii) the Company's and PEL's credit ranking from a third party bank creditor; and (iii) the fact that the Board is not forming any view with retrospective effect, but only with reference to the current situation (given that some of the members of the Board were not Directors when each of the Condo Guarantees and Polycrown Guarantees was first given).

Although the Polycrown Guarantees provided by the ONFEM Group in relation to the Polycrown Facility are not proportional to the Company's equity interest in PEL, and there was no reciprocal security provided by the Polycrown Minority Shareholder to the ONFEM Group (apart from a counter-indemnity as mentioned below), we have taken into account that (i) the fact that the Polycrown Guarantees were provided in favour of an

independent third party bank creditor not connected with the directors, chief executive, or substantial shareholders of the Company, or any of its subsidiaries, or their respective associates; (ii) the existence of a possible difference in credit assessments or perception vis-à-vis the credit standings of the Company (being a company listed on the Stock Exchange) and the Polycrown Minority Shareholder (being a private company) (based upon the Company's experience that the financial institutions would not accept pro-rata personal guarantees from the Minority Shareholders in lieu of a corporate guarantee from the Company), which would precipitate the bank creditor's need to insist on seeking comfort from the Company beyond a pro-rata arrangement; and (iii) PEL's need for funding in order to facilitate its business operations and for its expected business expansion, at the time the Polycrown Facility was granted, we view the provision of the Polycrown Guarantees at the time the Polycrown Facility was granted to be reasonable and justifiable.

Mr. Leung, the 100% beneficial shareholder of the Polycrown Minority Shareholder, has provided a counter-indemnity to the Company to indemnify his pro-rata portion of the losses and liabilities which the ONFEM Group may incur under the Polycrown Facility. In essence, the Company is exposed to the credit risk of the Polycrown Minority Shareholder. Shareholders should note that (i) Mr. Leung is the ultimate beneficial owner of the Polycrown Minority Shareholder and the financial performance of PEL would be aligned with the interest of Mr. Leung; (ii) the financial performance of PEL would be affected by the daily management and operation of PEL; and (iii) Mr. Leung is a member of the management team of PEL and involved in the management work of PEL. Given that Mr. Leung, PEL, the Company and the Shareholders are expected to seek reasonable return from their investments in PEL, we believe they share a common goal and similar interests. Hence, the Directors consider that it is reasonable and justifiable for the Company to accept the counter-indemnity provided by Mr. Leung, as the financial performance of PEL would be aligned with the interest of this minority shareholder (who will be personally liable under the counter-indemnity) which would, in turn, be aligned with the interests of PEL, the Company, and the Shareholders as a whole.

Shareholders should also note that the Company is not aware of any written or formal renewal of the Polycrown Facility and such facility continue to be made available to PEL. Shareholders should also note that the Company has received legal advice that the provision of the Polycrown Guarantees cannot be legally unwound. If the Polycrown Guarantees were ceased to be provided or terminated, the bank creditor may demand for the immediate repayment of the outstanding bank indebtedness. According to the audited financial statements of PEL for the two years ended 31 December

2001 and 2002, PEL has incurred consecutive net losses and recorded substantial negative net assets. Given the current financial situation of PEL, it is unlikely that PEL could repay the outstanding bank loan immediately. In the event that PEL is unable to repay the bank loan, the Company, being the guarantor of the Polycrown Facility, would have to settle the outstanding bank indebtedness under the Polycrown Facility, which amounted to approximately HK$28,184,000 as at 2 October 2003, which would, in turn, exert an adverse impact on the cash position of the ONFEM Group or assets of the ONFEM Group due to the securities provided.

After taking into account the factors and the circumstances mentioned in the paragraphs above, we concur with the view of the Directors that the arrangement represents the only practical solution for PEL to obtain the Polycrown Facility and, from this perspective, the arrangement under the Polycrown Guarantees is in the interests of the Company and the Shareholders as a whole for the context in which the Polycrown Facility was granted. Accordingly, we recommend that the Independent Shareholders to vote in favour of the resolution to approve this ongoing connected transaction.

(ii) The Condo A Loan and the Enful A Loan

Condo A Loan

On 21 April 1998, the Company provided the Condo A Loan amounting to HK$1,040,000 to CEC. No interest was charged and no repayment date was fixed under this loan. The Condo Minority Shareholders also provided their pro-rata contribution of HK$960,000 to CEC (two of them provided their pro-rata contribution at the time the Condo A Loan was granted to CEC, whilst the remaining one provided his pro-rata contribution about two months later), which was also non interest-bearing. On the basis that both the Condo A Loan and the HK$960,000 pro-rata contribution were treated equally, the Board is of the opinion that the contributions made to the Condo A Loan were equitable and that they were made based on the shareholdings of the respective shareholders.

Although no interest was charged on the Condo A Loan and no security was provided by CEC, Shareholders should note that the Condo Minority Shareholders also provided their pro-rata contribution of HK$960,000 and that no interest was charged by the Condo Minority Shareholders. Accordingly, we consider that the funding cost to the respective shareholders were shared on a pro-rata basis, and thus it was reasonable for both the Company and the Condo Minority Shareholders to agree to waive interest charges on the loan.

In addition, the Directors consider that at the time of the grant of the Condo A Loan in 1998, the credit/loan market situation at that time was relatively tight, and it is uncertain as to whether CEC was able to obtain external financing under the market situation at that time.

Taking into account (i) the working capital requirement of CEC at the time the Condo A Loan was granted; (ii) the financial situation of CEC at that time (which was suffering from continuous losses at that time which amounted to an audited net loss of approximately HK$19,054,000 for the year ended 31 December 1997), it is normal to expect that CEC would face difficulties in seeking external financing at that time (based upon the Company's experience that the financial institutions would not consider granting unsecured loans for thinly capitalised and loss making companies); and (iii) the equality in treatment among the Company and the Condo Minority Shareholders, we view that the provision of the Condo A Loan to be reasonable and justifiable and that this loan is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders to vote in favour of the resolution to approve this ongoing connected transaction.

Enful A Loan

On 27 March, 1997, the Company provided the Enful A Loan in the amount of HK$2,587,427 to EEL. No interest was charged and no repayment date was fixed under this loan. The Enful Minority Shareholder also contributed HK$2,248,235 of its share (albeit 1.51% less than its exact pro-rata share). Although the Enful Minority Shareholder's contribution is 1.51% less than its exact pro-rata share, Shareholders should note that the difference in dollar terms is not material.

Although both the Company and the Enful Minority Shareholder have not charged any interest on the Enful A Loan, we consider the funding cost to the respective shareholders of EEL were shared on a pro-rata basis and thus it is reasonable that both the Company and the Enful Minority Shareholder would agree to waive any interest charges on the loan.

Taking into account (i) the working capital requirement of EEL at the time the Enful A Loan was granted; (ii) the financial situation of EEL at that time (which was suffering from an audited net loss of approximately HK$363,000 for the year ended 31 December 1997), it is normal to expect that EEL would face difficulties in seeking external financing at that time (based upon the Company's experience that the financial institutions would not consider granting unsecured loans for thinly capitalised and loss making companies); (iii) the fact that the Enful Minority Shareholder has also

contributed HK$2,248,235 of its share (albeit 1.51% less than its exact pro-rata share, but was apparently accepted by the Company possibly due to the immateriality of such shortfall); and (iv) the fact that both the Company and the Enful Minority Shareholder have not received interest, we view the provision of the Enful A Loan to be reasonable and justifiable and it is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution to approve this ongoing connected transaction.

(d) The Listing Rules implications

(i) The Polycrown Facility and the Polycrown Guarantees

The Polycrown Facility exceeded 3% of the consolidated net tangible assets of the Group as at the latest time prior to 31 March 2003, when the Polycrown Facility was renewed. Accordingly, the Polycrown Facility and the Polycrown Guarantees together constituted a connected transaction with respect to the Company and should have been subject to approval by the Independent Shareholders in a general meeting pursuant to Rule 14.26(6) of the Listing Rules.

As mentioned in paragraph 1(c) above, Shareholders should note that the transaction has already occurred and can not be legally unwound. The Special General Meeting is being convened to consider, and if appropriate to approve the ongoing connected transaction(s). Shareholders should also note that without the consent of the bank creditor, it is not legally possible for the Company to unilaterally cease or terminate the obligation of the Company under the Polycrown Guarantees irrespective of the voting outcome of the relevant resolution at the Special General Meeting. Also irrespective of the voting outcome, the Company will be liable for the repayment of the Polycrown Facility as guarantor if (but only if) the bank creditor demands for repayment and PEL fails to do so.

(ii) The Condo A Loan and the Enful A Loan

As stated in the "Letter from the Board", the Stock Exchange is of the view that the provisions of the Condo A Loan and the Enful A Loan were not on normal commercial terms as (i) there was no interest charged on the Condo A Loan and the Enful A Loan; (ii) no security was provided by CEC and EEL for the Condo A Loan and the Enful A Loan respectively; and (iii) the risk of default repayment at the first instance is fully borne by the Company as the Enful A Loan was not advanced on an exact pro-rata basis. These two transactions should have been subject to approval by the Independent Shareholders in general meeting pursuant to Rule 14.26(6) of the Listing Rules.

Shareholders should note that the Company has received legal advice that both the Condo A Loan and the Enful A Loan could not be legally unwound. The Special General Meeting is being convened to consider, and if appropriate to approve the ongoing connected transaction(s). Both the Condo A Loan and the Enful A Loan have already been fully provided in the financial accounts of the Company, and hence, the Directors are of the view that the provision of such loans will not have any future financial impact on the Company. In addition, as CEC is currently under liquidation, Shareholders should note that there is a possibility that the loan may remain outstanding under the liquidation; however, the Directors consider the prospects of recovery of the Condo A Loan to be negligible, even if the loan was to remain outstanding under the liquidation and irrespective of the voting outcome of the relevant resolution at the Special General Meeting.

2. Financial effects to the Group as a result of the Financial Assistance Connected Transactions

According to the Directors, any loss that the Company might incur as a result of the Financial Assistance Connected Transactions would have already been covered by the losses incurred by the relevant subsidiaries over the years upon consolidation of their respective accounts in the Group's previous consolidated accounts. Accordingly, the Directors are of the view that any residual losses resulting from the Financial Assistance Connected Transactions would have an immaterial impact (if any) on the Group's financial position. We concur with the view of the Directors.

3. Remedial measures taken by the Board to prevent future breach of the Listing Rules

Since becoming aware of the breach of the Listing Rules as informed by the Stock Exchange and as described in the "Letter from the Board", the Company has formulated various measures and put in place additional internal procedures with a view to better improving the compliance procedures regarding connected transactions under the Listing Rules.

Such measures include (but are not limited to) recruitment of qualified staff, strengthening the internal audit team, periodic reviews of implementation of compliance procedures, more frequent reporting to independent non-executive Directors, training and preparation and distribution of compliance materials to relevant personnel while the internal procedures will be rigorously enforced in all the relevant departments at the level of the Company as well as the subsidiaries. According to the internal procedures, the head of each relevant department of the Company or the subsidiaries concerned (as the case may be) is obliged to promptly inform the Board of such proposed transaction and the Board will make the final decision as to whether the transaction falls within

Chapter 14 of the Listing Rules. We believe the aforesaid measures are adequate to minimize the likelihood of any future breach of the Listing Rules and to provide sufficient safeguards for the Shareholders.

III. RECOMMENDATION

Shareholders should note that the Directors believe that if the circumstances and the reasons behind the Financial Assistance Connected Transactions were put to consideration by the Shareholders in a timely manner, it would have allowed the Independent Shareholders to appraise the relevant issues at the relevant time when the transactions involved occurred, and any independent board committee would also have considered the issues on the Financial Assistance Connected Transactions based on the information then available.

We have considered the above principal factors and reasons and have, in particular, taken into account (i) the terms of the Financial Assistance Connected Transactions and the Listing Rules implications; and (ii) the financial effects to the Group as a result of the Financial Assistance Connected Transactions, we accept the Director's view and explanation that the arrangements under such transactions were dictated by circumstances faced by the Company as explained above and are reasonable and justifiable and are in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolution(s) to approve the Financial Assistance Connected Transactions which will be proposed at the Special General Meeting.

Yours faithfully,
For and on behalf of
Access Capital Limited
Jeanny Leung
Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors (except Mr. Li Shiming who has been temporarily suspended from duty since 4 February 2002 and has been unable to be contacted as at the Latest Practicable Date) collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts not contained in this circular the omission of which would make any statement herein misleading.

2. EXPERT

The followings are the qualifications of the expert who has given opinions or advice contained in this circular:

Name	Qualifications
Access Capital	A deemed licensed corporation under the SFO permitted to engage in types 1, 4, 6 and 9 of the regulated activities as defined in the SFO

Access Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion of the texts of its letter and references to its name, in the form and context in which it respectively appears.

3. DISCLOSURE OF INTERESTS

(a) Interests in the Company

As at the Latest Practicable Date, the interests of the Directors and the chief executive of the Company in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of the SFO), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are

taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, as recorded in the register kept by the Company pursuant to section 352 of the SFO, were as follows:

Interests in Shares

Name of Director	Nature of interest	Number of Shares held
He Xiaoli	Personal	20,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or the chief executive of the Company or any of their associates had any personal, family, corporate or other interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

(b) As at the Latest Practicable Date, none of the Directors is materially interested in any contract or arrangement subsisting at the Latest Practicable Date, which is significant in relation to the business of the Group.

(c) As at the Latest Practicable Date, none of the Directors had entered, or proposed to enter into a service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

(d) As at the Latest Practicable Date, none of Centurion or Access Capital had any shareholding in any member of the Group and neither of them had any right or option to subscribe for or nominate persons to subscribe for shares in any member of the Group.

(e) As at the Latest Practicable Date, none of the Directors, Centurion or Access Capital had any direct or indirect interest in any asset which had been acquired, or disposed of by, or leased to the Company, or was proposed to be acquired, or disposed of by, or leased to the Company, since 31 December 2002, the date to which the latest published audited consolidated accounts of the Group were made up.

4. SUBSTANTIAL SHAREHOLDERS

(a) As at the Latest Practicable Date, according to the register of interests kept by the Company under section 336 of the SFO, the following entities have interests in the Shares which fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO:

Name	Number of Shares held	Percentage of total issued Shares
China National Metals and Minerals Import and Export Corporation *(Note)*	416,009,928	53.87%
China Minmetals H.K. (Holdings) Limited ("Minmetals HK") *(Note)*	416,009,928	53.87%
June Glory International Limited ("June Glory")	416,009,928	53.87%

Note: By virtue of the SFO, these companies are deemed to be interested in the 416,009,928 Shares held by June Glory without taking into account the remaining Shares which June Glory may acquire pursuant to the unconditional cash offer for all the issued Shares (other than those already owned or agreed to be acquired by June Glory or parties acting in concert with it) by BNP Paribas Peregrine Capital Limited on behalf of June Glory, as disclosed in the joint announcement of the Company, June Glory and Minmetals HK dated 16 October 2003 and the composite offer document jointly issued by the Company, June Glory and Minmetals HK dated 5 November 2003.

Save as disclosed above, there was no person known to the Directors or the chief executive of the Company, other than the Directors or the chief executive of the Company, who, as at the Latest Practicable Date, had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

(b) As at the Latest Practicable Date, so far as was known to the Directors and the chief executive of the Company, the persons, other than a Director or chief executive of the Company, who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group (other than the Company) and the amount of such persons' interests in such securities were as follows:

Name of subsidiary of the Company	Name of substantial shareholder	Interest in the share capital/ equity interest	Percentage
Apex Dragon Consultants Limited*	Wong Sik Woon	333 shares	33.30%
Apex Dragon Consultants Limited*	Cordia Asia Limited	100 shares	10.00%
Apex Dragon E & M Engineering Co., Limited	Wong Sik Woon	333 shares	33.30%
Apex Dragon E & M Engineering Co., Limited	Cordia Asia Limited	100 shares	10.00%
Best High Development Limited	Fair King Investment Limited	20 shares	20.00%
Brittaland Investments Limited	Fair King Investment Limited	10 shares	10.00%
Brittaland Investments Limited	Chan Kwok Hing	29 shares	29.00%
CCW	Mr. Yu	120,000 shares	16.00%
CCW	Mr. Cheung	120,000 shares	16.00%
CCW	Mr. Ng	120,000 shares	16.00%
Charm Ace Investment Limited	Lok Mei Yee	30 shares	30.00%
Charm Ace Investment Limited	Honour King Limited	19 shares	19.00%

Name of subsidiary of the Company	Name of substantial shareholder	Interest in the share capital/ equity interest	Percentage
EHL#	Enful Minority Shareholder	4,800 shares	48.00%
Jaeson Aerosol Company Limited#	Chan Wang Kay	20 shares	20.00%
PHL	Polycrown Minority Shareholder	49 shares	49.00%
Wellstep	Turner Overseas Limited	4,800 shares	16.00%
Wellstep	Silver Lake Asia Corporation	4,800 shares	16.00%
Wellstep	Spirit Sunshine Inc.	4,800 shares	16.00%
ZOBHP	ZOBHP Minority Shareholder	RMB8,800,000	20.00%

* *In liquidation*

\# *Holders of non-voting deferred shares are ignored*

Save as disclosed above, there was no person known to the Directors or the chief executive of the Company, who, as at the Latest Practicable Date, was directly or indirectly interested in 10% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group, or any options in respect of such capital.

5. MATERIAL ADVERSE CHANGE

Save as disclosed in the Board Letter and the composite offer document jointly issued by the Company, June Glory and Minmetals HK dated 5 November 2003, the Directors are not aware of any material adverse changes in the financial or trading position of the Group since 31 December 2002, the date to which the latest published audited consolidated accounts of the Group were made up.

6. LITIGATION

(a) On 13 March 2003, the Company commenced legal proceedings in Hong Kong against Mr. Yu, Mr. Ng and Mr. Cheung, as well as companies controlled by them (namely Turner Overseas Limited, Spirit Sunshine Inc. and Silver Lake Asia Corporation respectively). The claims are based on counter-indemnities executed on 23 March 1998, 5, 6 and 11 January 1999 by the defendants in favour of the Company as referred to in items 1, 2, 3, 4 and 5 in the section headed "Counter-Indemnities" for the Condo Group in the Board Letter in respect of the liabilities and obligations covered by those counter-indemnities as more particularly described in that section. The principal amount claimed in the action is about HK$16,400,000 approximately together with interest and costs against each defendant.

On 8 April 2003 and 16 June 2003, the Company obtained judgment against Mr. Ng and Spirit Sunshine Inc. The Company has also applied for summary judgment against the other defendants and the application has been heard by the Court on 7 November 2003 and has further been adjourned by the Court to be heard on 10 November 2003.

(b) On 12 March 2003, the Company commenced legal proceedings in Hong Kong against (i) its former Director, Mr. Cui Guisheng; (ii) its former financial controller, Mr. Ip Shu Wah Reginald; (iii) Jointstock Investments Limited; (iv) ICEA Financial Services Limited; and (v) Gold Light Development Limited. The Company's claims are for the sum of approximately HK$20,000,000 in connection with or arising out of the Company's purported participation in a purported HK$20,000,000 loan from Jointstock Investments Limited to ICEA Financial Services Limited.

The defendants (except Gold Light Development Limited) have instructed legal advisers to defend the claims. An order has been made by the Court to stay the legal action against Mr. Cui Guisheng, pending the determination of criminal proceedings against him in relation to certain transactions involved in the action. The proceedings of the Company against the other defendants are ongoing but no date has been fixed yet for the trial.

Further details of the transactions have been announced by the Company in its announcements dated 1 February 2002, 4 February 2002 and 8 July 2002 respectively,

Save as disclosed above, as at the Latest Practicable Date, none of the Company or any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against either the Company or any of its subsidiaries.

7. GENERAL

(a) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(b) The principal registrar of the Company is Butterfield Fund Services (Bermuda) Limited at Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda.

(c) The Hong Kong branch registrar of the Company is Computershare Hong Kong Investor Services Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d) The secretary of the Company is Ms. Siu Tin Ho, an associate member of The Hong Kong Institute of Company Secretaries.

(e) The English text of this circular shall prevail over the Chinese text.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at 18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong, except public holidays, up to and including the date of the Special General Meeting:

(a) the Documents;

(b) the letter of advice from Access Capital to the Independent Board Committee, the text of which is set out on pages 44 to 53 in this circular;

(c) the letter of recommendation from the Independent Board Committee to the Independent Shareholders, the text of which is set out on page 43 in this circular; and

(d) the written consent from Access Capital as referred to in the paragraph headed "Expert" above.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that a special general meeting of ONFEM Holdings Limited (the "Company") will be held at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Tuesday, 9 December 2003 at 11:00 a.m. for the purpose of considering and, if thought fit, passing, with or without modification, each of the following resolutions as an ordinary resolution of the Company:

ORDINARY RESOLUTIONS

1. "**THAT** the acceptance of the Polycrown Facility (as defined in the circular of the Company dated 10 November 2003 to its shareholders containing the notice convening this meeting (the "Circular")) the terms of which are set out in a letter (a copy of which marked "A" has been produced to the meeting and signed by the chairman of this meeting for the purpose of identification) issued to Polycrown Engineering Limited by The Hongkong and Shanghai Banking Corporation Limited dated 15 October 2002 in relation to the renewal of the Polycrown Facility (details of which are set out in the Circular) and all transactions contemplated thereby (including without limitation the Polycrown Guarantees (as defined in the Circular)) be and are hereby approved, ratified and confirmed as required by and for the purpose of complying with the Listing Rules only."

2. "**THAT** the provision of a loan of HK$1,040,000 to Condo Engineering (China) Limited (in liquidation) (details of which are set out in the Circular and in the document marked "B" which has been produced to the meeting and signed by the chairman of the meeting for the purpose of identification) and all transactions contemplated thereby be and are hereby approved, ratified and confirmed as required by and for the purpose of complying with the Listing Rules only."

3. "**THAT** the provision of a loan of HK$2,587,427 to Enful Engineering Limited (details of which are set out in the Circular and in the document marked "C" which has been produced to the meeting and signed by the chairman of the

meeting for the purpose of identification) and all transactions contemplated thereby be and are hereby approved, ratified and confirmed as required by and for the purpose of complying with the Listing Rules only."

By Order of the Board
WANG Xingdong
Managing Director

Hong Kong, 10 November 2003

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
18th Floor
China Minmetals Tower
79 Chatham Road South
Tsimshatsui, Kowloon
Hong Kong

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote on his/her behalf. A proxy need not be a member of the Company.

2. A form of proxy for use at the meeting is enclosed.

3. To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of that power or authority), must be deposited at the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible, and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting should they so desire.

閣下如對本通函任何內容或應採取之行動**有任何疑問**，應諮詢持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之東方有色集團有限公司股份全部售出或轉讓，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

關連交易

東方有色集團有限公司之財務顧問

盛百利財務顧問有限公司

獨立董事委員會之獨立財務顧問

ACCESS CAPITAL

卓怡融資有限公司

獨立董事委員會函件(定義見本通函)載於本通函第43頁。卓怡融資有限公司向獨立董事委員會提供意見及建議而發出之函件載於本通函第44至53頁。

東方有色集團有限公司謹訂於二零零三年十二月九日星期二上午十一時正假座香港灣仔港灣道1號會展廣場西南座皇朝會7樓會議室舉行股東特別大會，大會通告載於本通函第61至62頁。本通函隨附股東特別大會上使用之代表委任表格。無論 閣下是否準備出席大會，務請依照隨附之代表委任表格上印列之指示填妥並儘快將表格交回股份過戶登記處(定義見本通函)，香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室，惟無論如何須於大會或其任何續會指定舉行時間48小時前送達。填妥及交回代表委任表格後， 閣下仍可親身出席大會或其任何續會及在會上投票。

* *僅供識別*

二零零三年十一月十日

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於本通函內，除文義另有所指外，下列詞語具有以下涵義：

「卓怡融資」	指	卓怡融資有限公司，被視為根據證券及期貨條例獲准從事第1、4、6及9類受監管業務（定義見證券及期貨條例）之持牌法團，並為交易事項之獨立董事委員會之獨立財務顧問
「聯繫人士」	指	上市規則所賦予之涵義
「BDUK」	指	Bridgman Doors Limited，於英國英格蘭註冊成立之公司，於最後實際可行日期為獨立第三者，與本公司或其任何附屬公司之董事、行政總裁、主要股東或彼等各自之聯繫人士概無關連
「東亞銀行」	指	東亞銀行有限公司
「百聞」	指	百聞防火門（香港）有限公司，於香港註冊成立之公司，為本公司間接擁有52%權益之非全資附屬公司
「董事會」	指	董事會（包括執行董事及獨立非執行董事）
「董事會函件」	指	載於本通函第13至42頁之董事會函件
「英屬處女群島」	指	英屬處女群島
「瑞和工程」	指	瑞和工程有限公司（清盤中），於香港註冊成立之公司，為本公司間接擁有52%權益之非全資附屬公司
「瑞和工程計劃」	指	瑞和工程之債務重組計劃，其條款及條件已載於瑞和工程於二零零三年四月十七日向其債權人發出之函件內，有關詳情載於本公司日期為二零零三年六月五日之公佈內

「瑞和中國」	指	瑞和工程(中國)有限公司(清盤中),於香港註冊成立之公司,為本公司間接擁有52%權益之非全資附屬公司
「瑞和中國A貸款」	指	OFL分別於二零零一年二月二十日、六月七日及七月十一日授予瑞和中國,總本金金額為7,317,290港元之貸款,詳情載於董事會函件表六
「瑞和中國B貸款」	指	OFL於二零零二年六月十九日授予瑞和中國本金為2,420,000港元之貸款,詳情載於董事會函件表六
「瑞和中國計劃」	指	瑞和中國之債務重組計劃,其條款及條件已載於瑞和中國於二零零三年四月十七日向其債權人發出之函件內,有關詳情載於本公司日期為二零零三年六月五日之公佈內
「盛百利」	指	盛百利財務顧問有限公司,被視為根據證券及期貨條例獲准從事第1、4、6及9類受監管業務(定義見證券及期貨條例)之持牌法團,並為本公司有關交易事項之財務顧問
「招商銀行」	指	招商銀行
「招商支行」	指	招商銀行深圳上步支行
「本公司」	指	東方有色集團有限公司,於百慕達註冊成立之有限公司,其已發行股份在聯交所上市
「瑞和A貸款」	指	本公司於一九九八年四月二十一日授予瑞和中國本金為1,040,000港元之貸款,詳情載於董事會函件表十二
「瑞和B貸款」	指	本公司分別於一九九八年三月二十四日及三十日;四月七日、十四日及二十四日;五月十二日、二十日、二十一日及二十九日授予瑞和中國,總本金金額為19,448,000港元之貸款,詳情載於董事會函件表三

「瑞和C貸款」	指	本公司分別於一九九八年十二月八日、一九九九年四月十六日及六月十七日授予瑞和中國，總本金金額為17,993,253.50港元之貸款，詳情載於董事會函件表三
「瑞和D貸款」	指	本公司分別於二零零零年三月八日、七月十三日及八月一日授予瑞和中國，總本金金額為15,652,631.58港元之貸款，詳情載於董事會函件表三
「瑞和E貸款」	指	本公司分別於二零零二年十月二十五日及十二月二十七日授予金橋瑞和，總本金金額為1,510,000美元(約11,752,000港元)之貸款，詳情載於董事會函件表四
「瑞和信貸」	指	工商國際A信貸及滙豐信貸，詳情載於董事會函件表十
「瑞和集團」	指	瑞和工程、Wellstep及彼等各自之附屬公司
「瑞和擔保」	指	東方有色集團就授出有關瑞和信貸之擔保及抵押，包括現金存款抵押、公司擔保及將東方有色大廈作全數款額法定抵押以及租金轉讓，詳情載於董事會函件表十
「瑞和少數股東」	指	瑞和集團之少數股東，即余先生、張先生及吳先生，分別透過彼等各自之英屬處女群島公司持有瑞和工程及Wellstep各16%實際權益
「高院」	指	香港高等法院
「債權人」	指	瑞和工程計劃及瑞和中國計劃附表二所分別載列瑞和工程及瑞和中國之所有無抵押債權人
「債務重組計劃」	指	瑞和工程計劃及瑞和中國計劃，該等計劃須在彼此互相達成後方可作實，並因未能於二零零三年八月三十一日或之前達成若干先決條件而未能成為無條件

「董事」	指	本公司之董事，包括執行董事及獨立非執行董事
「文件」	指	多利加信貸函件、多利加擔保及分別載於董事會函件表十二及十三有關瑞和A貸款及銀豐A貸款之有關詳情
「銀豐設計」	指	銀豐設計裝璜有限公司，於香港註冊成立之公司，為本公司間接擁有52%權益之非全資附屬公司
「銀豐工程」	指	銀豐工程有限公司，於香港註冊成立之公司，為本公司間接擁有52%權益之非全資附屬公司
「銀豐工程A貸款」	指	OFL於二零零一年六月十九日授予銀豐工程之本金為3,000,000港元貸款，詳情載於董事會函件表七
「銀豐工程B貸款」	指	OFL於二零零二年一月三十日授予銀豐工程之本金為2,000,000港元貸款，詳情載於董事會函件表七
「EHL」	指	Enful Holdings Limited，於英屬處女群島註冊成立之公司，為本公司間接擁有52%權益之非全資附屬公司
「銀豐A貸款」	指	本公司於一九九七年三月二十七日授予銀豐工程之本金為2,587,427港元貸款，詳情載於董事會函件表十三
「銀豐B貸款」	指	本公司於一九九六年五月二十八日授予銀豐設計之本金為4,000,000港元貸款，詳情載於董事會函件表五
「銀豐C貸款」	指	本公司分別於一九九七年二月二十八日及三月二十日授予銀豐工程，總本金金額為4,000,000港元之貸款，詳情載於董事會函件表五

「銀豐D貸款」	指	本公司於一九九七年十月七日授予銀豐工程之本金為128,391英鎊(約1,602,448港元)之貸款，詳情載於董事會函件表五
「銀豐E貸款」	指	本公司分別於一九九八年五月一日、十二日及十八日授予銀豐工程，總本金金額為7,200,000港元之貸款，詳情載於董事會函件表五
「銀豐F貸款」	指	本公司分別於一九九八年十月十九日、十一月二十七日、十二月十五日及三十日以及一九九九年一月八日授予銀豐工程及／或銀豐設計，總本金金額為6,727,122.75港元之貸款，詳情載於董事會函件表五
「銀豐信貸」	指	工商國際於二零零二年六月十三日授予銀豐工程之8,000,000港元銀行信貸，以及恒生於二零零二年十一月十九日授予銀豐工程之5,000,000港元銀行信貸，詳情載於董事會函件表二
「銀豐G貸款」	指	本公司於二零零二年十二月二十四日授予銀豐工程之本金為2,000,000港元貸款，詳情載於董事會函件表五
「銀豐集團」	指	EHL及其附屬公司
「銀豐擔保」	指	東方有色集團就授出有關銀豐信貸之擔保及抵押，包括現金存款抵押、公司擔保以及擔保契據，詳情載於董事會函件表二
「銀豐少數股東」	指	銀豐集團之少數股東，即中宜發展有限公司，於香港註冊成立之公司，持有EHL 48%實際權益，而該公司則由姜先生、麥先生、胡先生及江先生分別擁有22%、22%、26%及30%
「第一份公佈」	指	本公司日期為二零零三年二月十四日之公佈
「英鎊」	指	英鎊，英國不時流通之法定貨幣

「本集團」	指	本公司及其附屬公司
「恒生」	指	恒生銀行有限公司
「港元」	指	港元，香港不時流通之法定貨幣
「香港」	指	中國香港特別行政區
「滙豐」	指	香港上海滙豐銀行有限公司
「滙豐信貸」	指	滙豐於二零零二年十月十五日向瑞和工程及瑞和中國共同合計授出之貸款47,924,587.65港元
「工商國際」	指	工商國際金融有限公司
「工商國際A信貸」	指	工商國際於二零零二年三月八日向瑞和中國授出之銀行信貸7,000,000港元
「工商國際A擔保」	指	日期為二零零二年三月八日之公司擔保7,000,000港元及於二零零二年四月三日之現金存款抵押7,000,000港元，作為工商國際A信貸之抵押品
「工商國際B信貸」	指	工商國際於二零零二年六月十三日向銀豐工程授出之銀行信貸8,000,000港元
「工商國際B擔保」	指	日期為二零零二年六月二十一日之8,000,000港元公司擔保及於二零零二年六月二十一日之8,000,000港元現金存款抵押，作為工商國際B信貸之抵押品
「獨立董事委員會」	指	為就有關交易事項向獨立股東提供建議而設立之獨立董事委員會，包括馬紹援先生、譚惠珠女士及林濬先生
「獨立股東」	指	本公司股東（包括June Glory International Limited，即擁有53.87%股權之本公司控股股東及中國五礦香港控股有限公司之全資附屬公司）；且按各少數股東或彼等各自之任何聯繫人士並非本公司股東之基準，概無本公司股東須於股東特別大會上放棄投票

「最後實際可行日期」	即	二零零三年十一月七日，即本通函付印前就確定其中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「少數股東」	指	瑞和少數股東、銀豐少數股東及多利加少數股東(視乎文義而定)
「張先生」	指	張瑞強先生，分別為瑞和中國及瑞和工程之董事
「姜先生」	指	姜熾昌先生，銀豐工程之董事
「江先生」	指	江子揚先生，於最後實際可行日期並非銀豐工程之董事，惟於一九九零年十月二十四日至二零零零年八月三十一日期間乃銀豐工程之董事
「梁先生」	指	梁博程先生，多利加工程之董事
「麥先生」	指	麥潤和先生，銀豐工程之董事
「吳先生」	指	吳梓君先生，分別為瑞和中國及瑞和工程之董事
「胡先生」	指	胡敬光先生，於最後實際可行日期並非銀豐工程之董事，惟於一九八八年七月十八日至一九九八年七月二十二日期間乃銀豐工程之董事
「余先生」	指	余立安先生，分別為瑞和中國及瑞和工程之董事
「東方有色」	指	東方有色有限公司，於香港註冊成立之公司，為本公司之間接全資附屬公司
「OFL」	指	ONFEM Finance Limited，於英屬處女群島註冊成立之公司，為本公司之全資附屬公司
「OIL」	指	ONFEM Investments Limited，於英屬處女群島註冊成立之公司，為本公司之全資附屬公司

「東方有色集團」	指	按文義所指本公司及／或其全資附屬公司
「多利加工程」	指	多利加工程有限公司，於香港註冊成立之公司，為本公司間接擁有51%權益之非全資附屬公司
「多利加工程貸款」	指	OFL於二零零一年七月十一日授予多利加工程之本金為7,700,000港元貸款，詳情載於董事會函件表八
「PHL」	指	Polycrown Engineering (Holdings) Limited，於英屬處女群島註冊成立之公司，為本公司間接擁有51%權益之非全資附屬公司
「PIEL」	指	Polycrown International Engineering Limited Inc.，於巴拿馬共和國註冊成立之公司，為本公司間接擁有51%權益之非全資附屬公司
「多利加信貸」	指	滙豐於二零零二年十月十五日授予多利加工程之銀行信貸28,390,000港元，詳情載於董事會函件表十一
「多利加信貸函件」	指	滙豐於二零零二年十月十五日發出之信貸函件，據此，滙豐同意向多利加工程提供最高達28,390,000港元之多利加信貸
「多利加集團」	指	PHL及其附屬公司
「多利加擔保」	指	東方有色集團授出就有關多利加信貸之擔保及抵押，包括將東方有色大廈作第二固定法定抵押及該物業之租金轉讓之第二補充文件以及公司擔保，詳情載於董事會函件表十一
「多利加少數股東」	指	多利加集團之少數股東，即Polyrich Profits Limited (於英屬處女群島註冊成立之公司，由梁先生全資擁有)，持有PHL 49%實際權益
「中國」	指	中華人民共和國

「股份過戶登記處」	指	本公司於香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室
「餘下滙豐信貸」	指	還款後，滙豐信貸於二零零三年九月二十四日之未償還餘額約4,774,000港元
「餘下滙豐抵押品」	指	將東方有色大廈作全數款額法定抵押及該物業之租金轉讓，乃東方有色集團就滙豐信貸提供之餘下抵押品（還款後）
「還款」	指	本公司於二零零三年四月一日作出的償還約45,833,000港元，其中包括滙豐信貸之罰息約833,000港元（瑞和信貸之一部份）
「人民幣」	指	人民幣，中國不時流通之法定貨幣
「第二份公佈」	指	本公司日期為二零零三年七月十八日之公佈
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股面值0.10港元之股份
「本公司股東」	指	本公司之股東
「金橋瑞和」	指	上海金橋瑞和裝飾工程有限公司，其為於中國的一間中外合作經營企業，瑞和中國擁有90.39%權益之非全資附屬公司
「金橋瑞和信貸」	指	招商支行於二零零二年七月二十二日授予金橋瑞和之銀行信貸人民幣11,000;000元（約10,368,000港元），詳情載於董事會函件表一

「金橋瑞和少數股東」	指	金橋瑞和之少數投資者，即上海華源愛特幕牆工程有限公司，其為中國註冊成立之公司，持有金橋瑞和9.61%權益
「金橋瑞和抵押品」	指	東方有色集團就金橋瑞和信貸而提供之擔保，其中包括抵押現金存款，詳情載於董事會函件表一
「股東特別大會」	指	將於二零零三年十二月九日星期二上午十一時正假座香港灣仔港灣道1號會展廣場西南座皇朝會7樓會議室舉行之股東特別大會，以審議及酌情批准有關交易事項（僅為遵守上市規則）；大會通告載於本通函第61至62頁
「聯交所」	指	香港聯合交易所有限公司
「第三份公佈」	指	本公司日期為二零零三年十月十日之公佈
「交易事項」	指	將由獨立股東在股東特別大會上批准之三項財務資助交易（僅為遵守上市規則），即多利加擔保、瑞和A貸款及銀豐A貸款
「美元」	指	美元，美國不時流通之法定貨幣
「Wellstep」	指	Wellstep Management Limited，於英屬處女群島註冊成立之公司，為本公司間接擁有52%權益之非全資附屬公司
「海天置業」	指	珠海東方海天置業有限公司，其為於中國的一間中外合資經營企業，為本公司間接擁有80%權益之非全資附屬公司
「海天置業A貸款」	指	東方有色分別於二零零一年三月二十三日及二十六日以及四月二十四日向海天置業授出總本金金額為人民幣12,460,000元（約11,744,000港元）之貸款，詳情載於董事會函件表九

「海天置業B貸款」	指	東方有色於二零零二年一月三十一日向海天置業授出本金為人民幣5,000,000元（約4,713,000港元）之貸款，請情載於董事會函件表九
「海天置業少數股東」	指	海天置業之少數投資者，即珠海鑫光集團股份有限公司，其為於中國註冊成立之公司，持有海天置業20%權益

就本通函而言，以港元及其他非港元列值之金額以匯率7.783港元兑1美元、1港元兑人民幣1.061元及12.481港元兑1英鎊換算。

「BDUK」、「瑞和少數股東」、「銀豐少數股東」、「多利加少數股東」、「金橋瑞和少數股東」及「海天置業少數股東」詞彙之定義，乃經參考本公司所存置之記錄及本公司所獲資料。鑒於向瑞和少數股東採取之法律行動尚在進行及若干其他少數股東之獨立性，預期彼等不會就彼等之個人資料之任何變更向本公司提供最新資料。

	二零零三年
寄發通函	十一月十日星期一
遞交股東特別大會代表委任表格之最後時限	十二月七日星期日上午十一時正
股東特別大會	十二月九日星期二上午十一時正
公佈股東特別大會之結果	十二月十日星期三

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

執行董事：
高德柱先生，*主席*
林錫忠先生
王幸東先生，*董事總經理*
閻西川先生，*董事副總經理*
錢文超先生
何小麗女士
李世銘先生#，*董事副總經理*

獨立非執行董事：
林濬先生
馬紹援先生
譚惠珠女士

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要營業地點：
香港
九龍
尖沙咀
漆咸道南79號
中國五礦大廈
18樓

暫時停職及詳情請參閱「一般事項」一節

敬啟者：

關連交易

緒言

於二零零三年十月十日，本公司公佈了過往及現正進行之關連交易(如第三份公佈所載)。誠如第一份公佈所述，本公司單獨向一間銀行提供擔保以作為保證本公司若干非全資附屬公司償還債項一事構成上市規則項下之關連交易，即向關連人士提供財務資助，原因為根據上市規則，瑞和工程及瑞和中國均為本公司之間接非全資附屬公司及瑞和少數股東為關連人士。因此，本公司審閱了其所知悉之本集團過往進行類似性質之交易。本公司明白，該等交易被聯交所視為向關連人士提供財務資助，因此本公司已違反上市規則。

* *僅供識別*

誠如第二份公佈所述，本公司就延續一筆先前授予一間非全資附屬公司之貸款，而以先前之現金存款抵押方式向一間銀行提供若干持續抵押，亦構成上市規則項下向關連人士提供財務資助，原因為金橋瑞和為本公司之間接非全資附屬公司及余先生、吳先生、張先生均因彼等(i)透過瑞和中國及Wellstep而成為金橋瑞和之主要股東；及(ii)均為瑞和中國及Wellstep之董事而成為關連人士。。

鑒於該等交易於多年內發生及本公司在過去數年之人事變動，故需要相當時間蒐集及確定有關該等交易之相關財務資料及文件，令第三份公佈及本通函之刊發不免受到阻延。本公司已於二零零三年六月二十日向聯交所提交一份報告，其中載有有關本公司在審閱該等交易後確定而於二零零三年三月三十一日仍存在之類似性質交易之詳情。報告所載之交易概要(其未償還之金額已更新至二零零三年六月三十日)載於第三份公佈內。摘錄於該報告中上市規則第14.25(1)(a)條或第14.25(2)(a)條項下之該等交易已載入本通函，以供參考先前未於第三份公佈作出披露之若干資料。有關該等交易之其他詳情，敬請參閱第三份公佈。第三份公佈所載之所有關連交易違反上市規則有關根據上市規則第14.25條按時間基準作出披露或根據上市規則第14.26條按時間基準作出披露及取得獨立股東批准之規定。

本公司亦發現於同一附屬公司集團內之本公司非全資附屬公司之間訂立了多項於上市規則項下可能會被視為財務資助性質之其他交易。本公司將就此事宜另行發出公佈。

獨立董事委員會已獲委任，負責就交易事項，即多利加擔保、瑞和A貸款及銀豐A貸款，向獨立股東提供意見。卓怡融資已獲委任為獨立財務顧問，負責就交易事項之條款及條件是否公平合理向獨立董事委員會提供意見。

本通函之目的旨在向 閣下提供遵照上市規則第十四章規定之交易事項之進一步詳情及僅供 閣下參考之有關上市規則第14.25(1)(a)或14.25(2)(a)條項下之關連交易之其他資料(並無載於第三份公佈)，並載列就交易事項卓怡融資向獨立董事委員會提出之意見，以及獨立董事委員會向獨立股東提供之建議，同時還載列召開股東特別大會通告(大會將考慮並批准(若獨立股東認為合適)交易事項)。基於概無少數股東或彼等各自之聯繫人士為本公司股東，因此，概無本公司股東需於股東特別大會上放棄投票。

有關本集團、瑞和集團、銀豐集團及多利加集團之資料

i. 本集團

本集團主要從事製造及貿易、專業建築以及地產發展及物業租賃。

ii. 瑞和集團

瑞和集團主要在香港及中國從事設計、供應及安裝玻璃幕牆、金屬屋頂、建構屋面及鋁窗之業務。瑞和工程及瑞和中國均從事上述業務，亦為投資控股公司，並為彼等各自之附屬公司提供管理及行政服務。有關瑞和集團之股權架構，詳見下文「股權架構」一節內之圖表一。

於截至二零零二年十二月三十一日止年度，瑞和中國之經審核除税前及除税後淨虧損額均約為36,525,000港元。於截至二零零一年十二月三十一日止年度，瑞和中國之經審核除税前及除税後淨虧損額均約為68,699,000港元。於二零零二年十二月三十一日及二零零一年十二月三十一日，瑞和中國之經審核有形資產淨值負額分別約175,260,000港元及138,735,000港元。

於截至二零零二年十二月三十一日止年度，瑞和工程之經審核除税前及除税後淨虧損額均約為57,292,000港元。於截至二零零一年十二月三十一日止年度，瑞和工程之經審核除税前及除税後淨虧損額均約為51,442,000港元。於二零零二年十二月三十一日及二零零一年十二月三十一日，瑞和工程之經審核有形資產淨值負額分別約129,281,000港元及71,989,000港元。

誠如有關若干無抵押交易債權人向瑞和工程及瑞和中國提出多項清盤呈請之第一份公佈所載，本公司已與上述交易債權人磋商有關償還彼等各自之債務之事宜。於二零零三年四月十七日，瑞和工程及瑞和中國均向彼等各自之債權人發出函件，載列債務重組計劃之條款及條件。債務重組計劃須於彼此互相達成後方可作實。由於債務重組計劃之若干先決條件未能於二零零三年八月三十一日或之前達成，故根據彼等之條款債務重組計劃已經失效。於二零零三年九月八日，押後聆訊於高院舉行，高院並於同日分別向瑞和工程及瑞和中國發出清盤令。有關債務重組計劃之詳情，請參閱本公司日期為二零零三年九月十一日之公佈。

由於瑞和中國被發出清盤令，工商國際分別向瑞和中國及本公司發出日期為二零零三年九月十七日之催款信，要求悉數償還於二零零三年九月十六日約7,045,000港元(包括貸款本金額連其應計利息)之工商國際A信貸(即工商國際於二零零二年三月八日向瑞和中國授出之銀行信貸7,000,000港元)。鑒於(i)工商國際A信貸已由本公司之抵押定期存款全數擔保，並於本集團之綜合賬目中作全面反映；及(ii)於二零零三年九月十六日約7,045,000港元之工商國際A信貸(包括貸款本金額連其應計利息)之未償還金額相對本集團於二零零三年六月三十日之未經審核綜合有形資產淨值約470,047,000港元為少數目，故工商國際當時可能變現該抵押定期存款一事，預期不會對本集團之財務狀況造成任何重大不利影響。工商國際A信貸其後由本公司於二零零三年十月二日悉數償還。

此外，滙豐向瑞和中國及Virtyre Limited(本公司之全資附屬公司)分別發出日期為二零零三年九月二十五日及二零零三年九月二十六日之催款信，要求即時償還於二零零三年九月二十四日之餘下滙豐信貸(即滙豐於二零零二年十月十五日向瑞和工程及瑞和中國共同授出之貸款約47,924,587.65港元之餘額)約4,774,000港元(為餘下滙豐信貸之尚未償還金額)，連其應計之利息。鑒於(i)餘下滙豐信貸已由餘下滙豐抵押品作全數抵押，並於本集團之綜合賬目中作全面反映；及(ii)於二零零三年九月二十四日約4,774,000港元之餘下滙豐信貸之未償還金額相對本集團於二零零三年六月三十日之未經審核綜合有形資產淨值約470,047,000港元為少數目，故當時要求償還餘下滙豐信貸一事，預期不會對本集團之財務狀況構成任何重大不利影響。餘下滙豐信貸已由東方有色集團於二零零三年十月二日悉數償還。

儘管事實上瑞和信貸已獲悉數償還，聯交所仍然認為交易違反上市規則，原因為金額多於上市規則第14.25(1)條之最低限額。

iii. 銀豐集團

銀豐集團主要在香港及中國從事高級防火門、室內工程、環境建築工程及保護項目之業務。銀豐工程主要從事製造、分銷及安裝防火材料。有關銀豐集團之股權架構，詳見下文「股權架構」一節內之圖表二。

於截至二零零二年十二月三十一日止年度，銀豐工程之未經審核除税前及除税後淨虧損額均約為7,117,000港元。於截至二零零一年十二月三十一日止年度，銀豐工程之經審核除税前及除税後淨虧損額均約為6,530,000港元。銀豐工程於二零零二年十二月三十一日之未經審核有形資產淨值負額及銀豐工程於二零零一年十二月三十一日之經審核有形資產淨值負額分別約37,645,000港元及30,528,000港元。

iv. 多利加集團

多利加集團主要在香港及中國從事消防服務、給水及排水及工廠有關之機電工程項目、工程設計、地盤管理、設備供應及安裝。多利加工程主要從事機電工程項目。有關多利加集團之股權架構，詳見下文「股權架構」一節內之圖表三。

於截至二零零二年十二月三十一日止年度，多利加工程之經審核除税前及除税後淨虧損額分別約為69,556,000港元及70,594,000港元。於截至二零零一年十二月三十一日止年度，多利加工程之經審核除税前及除税後淨虧損額分別約為50,779,000港元及51,047,000港元。於二零零二年十二月三十一日及二零零一年十二月三十一日，多利加工程之經審核有形資產淨值負額分別約為120,307,000港元及49,713,000港元。

瑞和工程、瑞和中國、銀豐工程及多利加工程均為本公司之間接非全資附屬公司。當各筆瑞和信貸、多利加信貸、瑞和A貸款及銀豐A貸款各自生效時，各瑞和少數股東、銀豐少數股東及多利加少數股東曾為（且仍然為）上市規則項下之關連人士，而本公司（及／或本公司一間全資附屬公司）向一間非全資附屬公司提供該等財務資助則構成上市規則項下之關連交易。

關連交易（須獲本公司股東批准）之目的及條款

(A) 銀行信貸

就為使彼等各自業務運作而言，瑞和工程、瑞和中國及多利加工程均需要瑞和信貸及多利加信貸。

董事認為，瑞和擔保及多利加擔保之條款就獨立股東之利益而言屬公平合理，而瑞和擔保及多利加擔保乃按一般商業條款進行。董事乃按照以下基準提出該意見：(i)如下文之表十及表十一所載提供財務資助之主要條款；(ii)第三方銀行債權

人對本公司及有關附屬公司／各附屬公司具體情況之信貸評級；及(iii)董事會僅就目前狀況而言提出意見，有關意見並無追溯效力(部份董事會成員於首次提供瑞和擔保及多利加擔保時並非董事)。

瑞和信貸及多利加信貸及據此擬進行之有關交易(包括但不限於多利加擔保(有關詳情請參閱表十及表十一))各自之價值在有關信貸於二零零三年三月三十一日之最後獲續期時，超出本集團綜合有形資產淨值之3%。因此，瑞和信貸及多利加信貸及據此(包括但不限於多利加擔保)擬進行之有關交易各自構成本公司之關連交易，根據上市規則第14.26(6)條須經獨立股東於股東大會上批准。然而，如上文所述，瑞和信貸已按有關銀行提出之要求而悉數償還，故瑞和信貸將不再須獲獨立股東批准，惟將被視為違反上市規則。就多利加信貸而言，本公司並不知悉有任何書面或正式之延續／償還日期，多利加信貸會繼續提供予多利加工程。

(B) 股東貸款

瑞和A貸款及銀豐A貸款乃分別為應付瑞和中國及銀豐工程之一般營運資金要求而融資(有關詳情請參閱表十二及表十三)。

(1) 瑞和A貸款

於一九九八年四月二十一日，本公司向瑞和中國提供瑞和A貸款1,040,000港元。瑞和中國當時正不斷蒙受虧損，截至一九九七年十二月三十一日止年度之經審核淨虧損約19,054,000港元。該筆貸款並無計息，亦無固定還款期。瑞和少數股東亦按彼等所佔比例向瑞和中國出資960,000港元(其中兩名瑞和少數股東按彼等所佔比例同時出資，其餘一名約於兩個月後按其所佔比例出資)，亦無計息。

(2) 銀豐A貸款

於一九九七年三月二十七日，本公司向銀豐工程提供銀豐A貸款2,587,427港元。銀豐工程當時正蒙受虧損，於截至一九九七年十二月三十一日止年度之經審核淨虧損約為363,000港元。該筆貸款並無計息，亦無固定還款期。銀豐少數股東亦出資2,248,235港元(惟較其實際比例分配少1.51%)。

聯交所認為瑞和A貸款及銀豐A貸款之條款(有關詳情請參閱表十二及表十三)並非按一般商業條款進行，原因為(i)瑞和A貸款及銀豐A貸款並無收取利息；(ii)瑞和中國及銀豐工程並無分別就瑞和A貸款及銀豐A貸款提供抵押品；及(iii)由於銀豐A貸款並非按準確比例基準提供墊款，拖欠還款之風險自開始時已由本公司全部承擔。高院於二零零三年九月八日向瑞和中國發出清盤令，導致瑞和A貸款已遭拖欠，但目前銀豐A貸款則未算為已違約。根據上市規則第14.26(6)條，該兩項交易須經獨立股東於股東大會上批准。

股權架構

圖表一：瑞和集團之集團簡表


本公司
余先生
張先生
吳先生
100%
100%
100%
100%
瑞和集團工程有限公司
Turner Overseas Limited
Silver Lake Asia Corporation
Spirit Sunshine Inc.
16%
16%
16%
52%
52%
瑞和工程（附註）
Wellstep
100%
瑞和中國
金橋瑞和少數股東
90.39%
9.61%
金橋瑞和

附註：　各瑞和少數股東持有瑞和工程16%之實際權益。

圖表二：銀豐集團之集團簡表


本公司
麥先生
胡先生
江先生
姜先生
22%
26%
30%
22%
100%
Perfect Way Investments Limited
銀豐少數股東
52%
48%
EHL
100%
100%
銀豐工程
銀豐設計

圖表三：多利加集團之集團簡表


本公司
梁先生
100%
100%
OIL
多利加少數股東
51%
49%
PHL
100%
多利加工程

上市規則第14.25(1)(a)條項下有關先前未披露之若干資料之關連交易(僅供參考)

(I) 東方有色集團就有關向非全資附屬公司授出之銀行信貸而提供之擔保及抵押品

瑞和集團

授予金橋瑞和最高達11,000,000元人民幣(約10,368,000港元)之金橋瑞和信貸(請參閱下文表一)

表一

以下銀行信貸稱為「金橋瑞和信貸」。

「東方有色集團提供之抵押品」一欄所列由東方有色集團就金橋瑞和信貸而提供之抵押品稱為「金橋瑞和抵押品」。

附屬公司名稱	交易日期	本集團於交易時適用之有形資產淨值(港元)	財務資助佔本集團於交易時適用之有形資產淨值之百分比	往來銀行	銀行信貸金額(人民幣)	於二零零三年六月三十日之結餘(包括本金及應計利息)(港元)	交易目的	東方有色集團提供之抵押品	瑞和少數股東提供之反擔保
金橋瑞和	二零零二年七月二十二日	於二零零一年十二月三十一日為636,119,000	1.63%	招商支行	11,000,000元(約10,368,000港元)	9,300,000	應付營運資金所需	於二零零二年七月十九日抵押予招商銀行之現金存款11,000,000港元。據此，招商銀行發出價值11,000,000港元之備用信用證	有

金橋瑞和信貸已於二零零三年七月十八日獲續期並將於二零零四年七月十五日到期。有關金橋瑞和信貸續期之條款及條件之更多詳情，請參閱第二份公佈。

銀豐集團

授予銀豐工程最高達13,000,000港元之銀豐信貸(請參閱下文表二)

表二

以下銀行信貸合稱為「銀豐信貸」。

「東方有色集團提供之抵押品」一欄所列由東方有色集團就銀豐信貸而提供之擔保及抵押品合稱為「銀豐擔保」。

附屬公司名稱	交易日期	本集團於交易時適用之有形資產淨值(港元)	財務資助佔本集團於交易時適用之有形資產淨值之百分比	往來銀行	銀行信貸金額(港元)	於二零零三年六月三十日之結餘(包括本金及應計利息)(港元)	交易目的	東方有色集團提供之抵押品	銀豐少數股東(及/或其實益股東)提供之反擔保
銀豐工程	二零零二年六月十三日			工商國際	8,000,000	8,032,979.37	促進業務運作	於二零零二年六月二十一日金額為8,000,000港元之現金存款抵押 日期為二零零二年六月二十一日金額為8,000,000港元之公司擔保	有
銀豐工程	二零零二年十一月十九日(原本日期:二零零一年十一月七日)			恒生	5,000,000	3,283,217.26	促進業務運作	於二零零一年十一月十二日訂立金額為5,000,000港元之擔保契據 於二零零一年十一月十五日及二零零二年二月五日金額分別為2,000,000港元及3,000,000港元之兩筆現金存款抵押	有
總計		於二零零二年六月三十日為587,060,000	2.21%		13,000,000	11,316,196.63			

就工商國際B信貸之續期,工商國際要求本公司(i)繼續抵押其不少於8,000,000港元之定期存款及累計利息;及(ii)提供持續公司擔保8,000,000港元,信貸之條款及條件則維持不變。董事會稍後將就該筆信貸續期作出考慮(雖然原有之工商國際B信貸應該於二零零三年六月三十日到期,但工商國際並無要求償還該筆信貸,該筆信貸乃以上述存款抵押及公司擔保作抵押)。

由於持續工商國際B擔保之價值低於本集團於二零零三年六月三十日之未經審核綜合有形資產淨值3%，故有關此項關連交易之詳情（如其獲得續期）將根據上市規則第14.25(1)條之規定載於本公司下一份年報內。

(II) 本公司向非全資附屬公司提供之貸款

瑞和集團

A. 本公司向瑞和中國提供之貸款（請參閱下文表三）

表三

附屬公司名稱	協議日期	本集團於協議日期適用之有形資產淨值（港元）	財務資助佔本集團於協議日期之有形資產淨值之百分比	貸款額（港元）	於二零零三年六月三十日尚未償還之金額（包括本金及應計利息）（港元）	貸款目的	瑞和少數股東提供之反擔保
1. 以下貸款合稱為「瑞和B貸款」。							
瑞和中國	一九九八年三月二十四日			1,258,000	2,030,407.21	應付一般營運資金所需	有
瑞和中國	一九九八年三月三十日			1,400,000	2,343,435.86	應付一般營運資金所需	有
瑞和中國	一九九八年四月七日			1,100,000	1,834,843.64	應付一般營運資金所需	有
瑞和中國	一九九八年四月十四日			1,100,000	1,830,306.27	應付一般營運資金所需	有
瑞和中國	一九九八年四月二十四日			3,800,000	6,284,563.45	應付一般營運資金所需	有
瑞和中國	一九九八年五月十二日			5,500,000	9,038,482.08	應付一般營運資金所需	有
瑞和中國	一九九八年五月二十日			1,890,000	3,097,171.23	應付一般營運資金所需	有
瑞和中國	一九九八年五月二十一日			1,000,000	1,638,124.32	應付一般營運資金所需	有
瑞和中國	一九九八年五月二十九日			2,400,000	3,917,037.66	應付一般營運資金所需	有
總計		於一九九七年十二月三十一日為1,026,840,000	1.89%	19,448,000	32,014,371.72		
2. 以下貸款合稱為「瑞和C貸款」。							
瑞和中國	一九九八年十二月八日			15,493,600	702,436.23	作瑞和中國償還道亨銀行有限公司貸款用途（*附註A*）	有
瑞和中國	一九九九年四月十六日			969,653.50	1,390,859.44	應付一般營運資金所需	有
瑞和中國	一九九九年六月十七日			1,530,000	2,155,463.54	應付營運資金所需	有
總計		於一九九八年十二月三十一日為823,298,000	2.19%	17,993,253.50	4,248,759.21		

附屬公司名稱	協議日期	本集團於協議日期適用之有形資產淨值 (港元)	財務資助佔本集團於協議日期之有形資產淨值之百分比	貸款額 (港元)	於二零零三年六月三十日尚未償還之金額(包括本金及應計利息) (港元)	貸款目的	瑞和少數股東提供之反擔保
3. 以下貸款合稱為「瑞和D貸款」。							
瑞和中國	二零零零年三月八日			7,000,000	9,029,291.86	應付營運資金所需	有
瑞和中國	二零零零年七月十三日 (提取日期：二零零零年七月二十日)			7,600,000	7,875,363.85	應付營運資金所需	有
瑞和中國	二零零零年八月一日			1,052,631.58	1,299,383.94	應付營運資金所需	有
總計		於一九九九年十二月三十一日為1,000,985,000	1.56%	15,652,631.58	18,204,039.65		

附註A： 於一九九七年十二月二十九日，道亨銀行有限公司向瑞和中國授出最高達2,000,000美元之有期貸款，而該筆銀行信貸乃以本公司之2,000,000美元存款作抵押。於一九九八年七月八日，道亨銀行有限公司同意將該2,000,000美元銀行信貸之到期日延至一九九九年一月八日。

B. 本公司向金橋瑞和提供之貸款(請參閱下文表四)

表四

以下貸款合稱為「瑞和E貸款」。

附屬公司名稱	協議日期	本集團於協議時適用之有形資產淨值 (港元)	財務資助佔本集團於協議時適用之有形資產淨值之百分比	貸款額 (美元)	於二零零三年六月三十日尚未償還之金額(包括本金及應計利息) (港元)	貸款目的	瑞和少數股東提供之反擔保
金橋瑞和	二零零二年十月二十五日 (提取日期：二零零二年十一月一日)			760,000 (約5,915,000港元)	6,140,443.89 (*附註B*)	應付由金橋瑞和承接涉及幕牆安裝之德國中心項目之營運資金所需	有
金橋瑞和	二零零二年十二月二十七日			750,000 (約5,837,000港元)	6,034,338.36 (*附註C*)	應付由金橋有瑞和承接涉及幕牆安裝之德國中心項目之營運資金所需	有
總計		於二零零二年六月三十日為587,060,000	2.00%	1,510,000 (約11,752,000港元)	12,174,782.25		

附註B： 截至二零零三年八月十五日，金橋瑞和支付約793,000美元(包括本金額760,000美元連同利息約33,000美元，相等於約6,172,000港元)以悉數償還本公司於二零零二年十月二十五日向金橋瑞和授出之貸款760,000美元(相等於約5,915,000港元)。

附註C： 於二零零三年八月十五日，金橋瑞和償還本公司於二零零二年十二月二十七日向金橋瑞和授出之貸款750,000美元(相等於約5,837,000港元)其中部份利息約4,000美元(相等於約31,000港元)。

銀豐集團

本公司向銀豐集團提供之貸款(請參閱下文表五)

表五

附屬公司名稱	協議日期	本集團於協議時適用之有形資產淨值(港元)	財務資助佔本集團於協議時適用之有形資產淨值之百分比	貸款額(港元)	於二零零三年六月三十日尚未償還之金額(包括本金及應計利息)(港元)	貸款目的	銀豐少數股東(及/或其實益股東)提供之反擔保	銀豐少數股東提供之墊款
1. 以下貸款稱為「銀豐B貸款」。								
銀豐設計	一九九六年五月二十八日	於一九九五年十二月三十一日為914,008,000	0.44%	4,000,000	8,132,964.94	應付進口香港之建築材料費用	有姜先生、江先生、麥先生及胡先生各自簽發之反擔保契據	
2. 以下貸款合稱為「銀豐C貸款」。								
銀豐工程	一九九七年二月二十八日			3,000,000	5,592,700.56	應付一般營運資金所需	有	
銀豐工程	一九九七年三月二十日			1,000,000	1,853,179.94	應付一般營運資金所需	有	
總計		於一九九六年六月三十日為933,454,000	0.43%	4,000,000	7,445,880.50			
3. 以下貸款稱為「銀豐D貸款」。								
銀豐工程	一九九七年十月七日	於一九九七年六月三十日為909,177,000	0.18%	1,602,448 (128,391英鎊)	2,783,863.78	應付向BDUK收購百閘已發行股本中50%之權益及百閘應付予BDUK之貸款之費用	有姜先生、江先生、麥先生及胡先生各自簽發之反擔保契據	

附屬公司名稱	協議日期	本集團於協議時適用之有形資產淨值（港元）	財務資助佔本集團於協議時適用之有形資產淨值之百分比	貸款額（港元）	於二零零三年六月三十日尚未償還之金額（包括本金及應計利息）（港元）	貸款目的	銀豐少數股東（及／或其實益股東）提供之反擔保	銀豐少數股東提供之墊款
4. 以下貸款合稱為「銀豐E貸款」。								
銀豐工程	一九九八年五月一日			1,200,000	1,979,698.58	應付一般營運資金所需	有	
銀豐工程	一九九八年五月十二日			4,000,000	6,218,013.57	應付短期營運資金所需	有	
銀豐工程	一九九八年五月十八日			2,000,000	3,103,329.39	應付短期營運資金所需	有	
總計		於一九九七年十二月三十一日為1,026,840,000	0.70%	7,200,000	11,301,041.54			
5. 以下貸款合稱為「銀豐F貸款」。								
銀豐工程	一九九八年十月十九日			327,122.75	505,566.90	應付短期營運資金所需	有	
銀豐工程	一九九八年十一月二十七日			1,850,000	2,801,704.78	作償還東亞銀行授出之一項銀行信貸用途*（附註D）*	有	
銀豐工程	一九九八年十二月十五日			400,000	602,762.38	作償還東亞銀行授出之一項銀行信貸用途*（附註D）*	有	
銀豐工程	一九九八年十二月三十日			1,500,000	2,248,241.92	作償還東亞銀行授出之一項銀行信貸用途*（附註D）*	有	
銀豐工程／銀豐設計	一九九九年一月八日			2,650,000	3,976,506.08	作償還東亞銀行授出之一項銀行信貸用途*（附註D）*	有	
總計		於一九九八年六月三十日為886,653,000	0.76%	6,727,122.75	10,134,782.06			
6. 以下貸款稱為「銀豐G貸款」。								
銀豐工程	二零零二年十二月二十四日（提取日期：二零零二年十二月三十一日）	於二零零二年六月三十日為587,060,000	0.34%	2,000,000	2,059,835.62	應付營運資金所需	有	800,000港元（與持股不成正比）

附註D： 於一九九八年七月十一日，東亞銀行按本公司為銀豐工程、銀豐設計及百聞之信貸所提供之公司擔保33,030,000港元授予銀豐工程、銀豐設計及百聞最高達33,030,000港元之銀行信貸續期。

(III) OFL向非全資附屬公司提供之貸款

瑞和集團(請參閱下文表六)

表六

附屬公司名稱	協議日期	本集團於協議時適用之有形資產淨值(港元)	財務資助佔本集團於協議時適用之有形資產淨值之百分比	貸款額(港元)	於二零零三年六月三十日之未償還金額(包括本金及應計利息)(港元)	貸款目的	瑞和少數股東提供之反擔保
1. 以下貸款合稱為「瑞和中國A貸款」。							
瑞和中國	二零零一年二月二十日			3,050,000	3,566,240.06	應付營運資金所需	有
瑞和中國	二零零一年六月七日			3,300,000	3,827,743.81	應付北京大使公寓有關安裝幕牆之分判工程之營運資金所需	有
瑞和中國	二零零一年七月十一日			967,290	1,092,390.88	應付長沙灣項目有關安裝幕牆之分判工程之營運資金所需	有
總計		於二零零零年十二月三十一日為992,716,000	0.74%	7,317,290	8,486,374.75		
2. 以下貸款稱為「瑞和中國B貸款」。							
瑞和中國	二零零二年六月十九日	於二零零一年十二月三十一日為636,119,000	0.38%	2,420,000	2,126,809.96	應付營運資金所需	有

銀豐集團(請參閱下文表七)

表七

附屬公司名稱	協議日期	本集團於協議時適用之有形資產淨值(港元)	財務資助佔本集團於協議時適用之有形資產淨值之百分比	貸款額(港元)	於二零零三年六月三十日之未償還金額(包括本金及應計利息)(港元)	貸款目的	姜先生及麥先生提供之個人擔保
1. 以下貸款稱為「銀豐工程A貸款」。							
銀豐工程	二零零一年六月十九日	於二零零零年十二月三十一日為992,716,000	0.30%	3,000,000	2,883,378.07	應付深井項目有關安裝門板之分判工程之營運資金所需	有(連同根據擔保契據之條款而寄存之EHL股票及相關文件作為抵押品)
2. 以下貸款稱為「銀豐工程B貸款」。							
銀豐工程	二零零二年一月三十日	於二零零一年六月三十日為819,297,000	0.24%	2,000,000	2,172,867.30	應付西鐵項目有關吸音噴塗之分判工程之營運資金所需	有

多利加集團(請參閱下文表八)

表八

附屬公司名稱	協議日期	本集團於協議時適用之有形資產淨值(港元)	財務資助佔本集團於協議時適用之有形資產淨值之百分比	貸款額(港元)	於二零零三年六月三十日之未償還金額(包括本金及應計利息)(港元)	貸款目的	梁先生提供之反擔保
以下貸款稱為「多利加工程貸款」。							
多利加工程	二零零一年七月十一日	於二零零零年十二月三十一日為992,716,000	0.78%	7,700,000	6,419,602.61	應付北京東方廣場項目有關安裝電力、水管及渠道之分判工程之營運資金所需	有(連同根據貸款協議之條款而簽署有關PHL股份之股份抵押契據)

上市規則第14.25(2)(a)條項下有關先前未披露之若干資料之關連交易(僅供參考)

東方有色向海天置業提供之貸款(請參閱下文表九)

表九

協議日期	本集團於協議時適用之有形資產淨值(港元)	財務資助佔本集團於協議時適用之有形資產淨值之百分比	貸款額(人民幣)	於二零零三年六月三十日之未償還金額(包括本金及應計利息)(港元)	貸款目的	海天置業少數股東提供之墊款
1. 以下貸款合稱為「海天置業A貸款」。						
二零零一年三月二十三日			7,000,000(約6,598,000港元)	7,330,262.51	應付營運資金所需	該貸款佔海天置業所要求之貸款總額80%。海天置業董事會已批准並以書面要求海天置業少數股東提供餘下20%,但海天置業少數股東未有出資。
二零零一年三月二十六日			4,800,000(約4,524,000港元)	5,009,341.29	應付營運資金所需	該貸款佔海天置業所要求之貸款總額80%。海天置業董事會已批准並以書面要求海天置業少數股東提供餘下20%,但海天置業少數股東未有出資。
二零零一年四月二十四日(提取日期:二零零一年四月十九日)			660,000(約622,000港元)	686,429.82	應付營運資金所需	該貸款佔海天置業所要求之貸款總額80%。海天置業董事會已批准並以書面要求海天置業少數股東提供餘下20%,但海天置業少數股東未有出資。
總計	於二零零零年六月三十日為1,008,137,000	1.16%	12,460,000(約11,744,000港元)	13,026,033.62		

協議日期	本集團於協議時適用之有形資產淨值(港元)	財務資助佔本集團於協議時適用之有形資產淨值之百分比	貸款額(人民幣)	於二零零三年六月三十日之未償還金額(包括本金額及應計利息)(港元)	貸款目的	海天置業少數股東提供之墊款
2. 以下貸款稱為「海天置業B貸款」。						
二零零二年一月三十一日	於二零零一年六月三十日為819,297,000	0.58%	5,000,000(約4,713,000港元)	4,986,913.75	應付營運資金所需	該貸款佔海天置業所要求之貸款總額80%。海天置業董事會已批准並以書面要求海天置業少數股東提供餘下20%，但海天置業少數股東未有出資。

上市規則第14.26條項下之關連交易

(I) 東方有色集團就有關向非全資附屬公司授出之銀行信貸而提供之擔保及抵押品

瑞和集團

向瑞和工程及瑞和中國授出最高達54,924,587.65港元（儘管該筆款項經已悉數償還）之瑞和信貸（請參閱下文表十）

表十

以下銀行信貸合稱為「瑞和信貸」。

「東方有色集團提供之抵押品」一欄所列由東方有色集團就瑞和信貸而提供之擔保及抵押品合稱為「瑞和擔保」。

附屬公司名稱	交易日期	本集團於交易時之有形資產淨值（港元）	財務資助佔本集團於交易時適用之有形資產淨值之百分比	往來銀行	銀行信貸金額（港元）	於二零零三年六月三十日之結餘（包括本金及應計利息）（港元）	交易目的	東方有色集團提供之抵押品	瑞和少數股東提供之反擔保
瑞和中國	二零零二年三月八日			工商國際	7,000,000	7,028,799.76（於二零零三年九月十六日約為7,045,000）	促進業務運作	於二零零二年四月三日金額為7,000,000港元之現金存款抵押	有（與瑞和少數股東48%之持股成正比）
								日期為二零零二年三月八日金額為7,000,000港元之公司擔保	
瑞和中國／瑞和工程	二零零二年十月十五日（原本日期：一九九九年七月三十日）			滙豐	瑞和中國及瑞和工程合共獲授47,924,587.65	4,775,301.73（於二零零三年九月二十四日約為4,774,000）	促進業務運作	於二零零一年一月九日訂立將東方有色大廈作全數款額法定抵押及該物業之租金轉讓（餘下滙豐信貸已於二零零三年十月二日悉數償還）	有（與瑞和少數股東48%之持股成正比）
								於二零零零年七月二十一日金額為45,000,000港元之公司擔保（本公司已於二零零三年四月一日清還擔保債項約45,833,000港元，包括罰息約833,000港元）	
								於二零零零年九月二十五日前不少於25,000,000港元之現金存款抵押（因按上文所述本公司於二零零三年四月一日清還擔保債項而被抵銷）	
總計		於二零零二年六月三十日為587,060,000	9.36%		54,924,587.65	11,804,101.49			

有關瑞和信貸之更多詳情，請參閱本函件「有關本集團、瑞和集團、銀豐集團及多利加集團之資料」一節第(ii)分節。

多利加集團

授予多利加工程最高達28,390,000港元之多利加信貸(請參閱下文表十一)

表十一

以下銀行信貸稱為「多利加信貸」。

「東方有色集團提供之抵押品」一欄所列由東方有色集團就多利加信貸而提供之擔保及抵押品合稱為「多利加擔保」。

附屬公司名稱	交易日期	本集團於交易時之有形資產淨值(港元)	財務資助佔於交易時適用之有形資產淨值之百分比	往來銀行	銀行信貸金額(港元)	於二零零三年十月二日之結餘(包括本金及應計利息)(港元)	交易目的	東方有色集團提供之抵押品	梁先生提供之反擔保
多利加工程	二零零二年十月十五日(原本日期：二零零一年五月十七日)	於二零零二年六月三十日為587,060,000	4.84%	滙豐	28,390,000	28,869,011.41	促進業務運作	日期為二零零一年十月三日將東方有色大廈作第二固定法定抵押及該物業之租金轉讓之第二補充文件 日期為二零零一年五月三十一日金額為28,300,000港元之公司擔保	有(與多利加少數股東49%之持股量成正比)

(II) 本公司向非全資附屬公司提供之貸款

瑞和集團

本公司向瑞和中國提供之貸款(請參閱下文表十二)

表十二

以下貸款稱為「瑞和A貸款」。

附屬公司名稱	交易日期	本集團於交易時適用之有形資產淨值(港元)	財務資助佔本集團於交易時適用之有形資產淨值之百分比	貸款額(港元)	於最後實際可行日期尚未償還之金額(港元)	貸款目的	瑞和少數股東提供之墊款
瑞和中國	一九九八年四月二十一日	於一九九七年十二月三十一日為1,026,840,000	0.10%	1,040,000	1,040,000	應付一般營運資金所需	960,000港元(與瑞和少數股東48%之持股量成正比)

銀豐集團

本公司向銀豐工程提供之貸款(請參閱下文表十三)

表十三

以下貸款稱為「銀豐A貸款」。

附屬公司名稱	交易日期	本集團於交易時適用之有形資產淨值(港元)	財務資助佔本集團於交易時適用之有形資產淨值之百分比	貸款額(港元)	於最後實際可行日期尚未償還之金額(港元)	貸款目的	銀豐少數股東(及/或其實益股東)提供之反擔保	銀豐少數股東提供之墊款
銀豐工程	一九九七年三月二十七日	於一九九六年六月三十日為933,454,000	0.28%	2,587,427	2,587,427	應付一般營運資金所需	有(與銀豐少數股東48%之持股量不成正比及僅承擔按其48%比例所佔出資之不足額(即約1.51%))	2,248,235港元(與持股量不成正比,並請參閱「東方有色集團向非全資附屬公司提供財務資助之原因」一節)

東方有色集團向非全資附屬公司提供財務資助之原因

瑞和集團及多利加集團各自均從事建築業務，而就向有關財務機構作出之擔保而言，本公司之經驗為財務機構不會接納由少數股東提供按比例之個人擔保代替由本公司提供之公司擔保。

就瑞和A貸款及銀豐A貸款而言，授出上述貸款乃因根據本公司之經驗，財務機構不會考慮向資本微薄及錄得虧損之公司授出無抵押貸款。

就瑞和A貸款而言，瑞和少數股東已按彼等各自之股份比例出資。

在銀豐A貸款方面，儘管銀豐少數股東已提供其所佔出資2,248,235港元(佔總出資約46.49%而該出資額並不符其在銀豐工程之持股比例(即48%))，惟本公司顯然可能因該不足額並不重大而已接納該非按比例出資。銀豐少數股東(及／或其實益股東)亦向本公司提供反擔保，就本公司可能因銀豐A貸款未獲足48%之比例出資(即約1.51%)而產生之虧損及債務作出賠償。

瑞和A貸款及銀豐A貸款均為不計利息，且無固定還款日期。

反擔保

下列契據各方於以下期間簽署以本公司及／或OFL／OIL(本公司之全資附屬公司)為受益人之下列反擔保契據、擔保契據及賠償保證書：

瑞和集團

1. *日期均為一九九八年三月二十三日之三份反擔保契據*

契據各方： 余先生、吳先生及張先生均為擔保人，本公司為受益人

賠償保證範圍：

(i) 本公司就瑞和工程及／或Wellstep及／或彼等之附屬公司獲授之短期貸款及／或透支而作出任何擔保／抵押時須承擔責任之16%(就每位擔保人而言)；及

(ii) 瑞和工程及／或Wellstep及／或彼等之附屬公司應付予本公司不時到期之全部債務之16%(就每位擔保人而言)。

2. *日期為一九九八年三月二十三日之反擔保契據*

契據各方： Silver Lake Asia Corporation為擔保人，本公司為受益人

賠償保證範圍：

(i) 本公司就瑞和工程及／或Wellstep及／或彼等之附屬公司及／或可能於日後不時收購之附屬公司之債務而提供任何債券、賠償保證、抵押、擔保、承諾及／或契約時須承擔之責任之16%；及

(ii) 瑞和工程及／或Wellstep及／或彼等之附屬公司及／或可能於日後不時收購之附屬公司應付予本公司有關貸款協議項下到期之全部債務之16%。

3. *日期均為一九九八年三月二十三日之兩份反擔保契據（均由日期為二零零二年三月八日之函件予以補充）*

契據各方： Turner Overseas Limited及Spirit Sunshine Inc.為擔保人，本公司為受益人

賠償保證範圍：

(i) 本公司就瑞和工程及／或Wellstep及／或彼等之附屬公司及／或可能於日後不時收購之附屬公司之債務而提供任何債券、賠償保證、抵押、擔保、承諾及／或契約時須承擔之責任之16%（每位擔保人計）；及

(ii) 瑞和工程及／或Wellstep及／或彼等之附屬公司及／或可能於日後不時收購之附屬公司應付予本公司有關貸款協議項下到期之全部債務之16%（每位擔保人計）；及

(iii) 本公司就瑞和集團（包括瑞和工程及瑞和中國）根據日期為二零零二年三月八日之信貸函獲授之銀行信貸而向工商國際提供擔保時須承擔之責任之16%（每位擔保人計）。

4. *日期為一九九九年一月五日之反擔保契據*

契據各方： 張先生為擔保人，本公司為受益人

賠償保證範圍：

(i) 本公司就瑞和工程及／或Wellstep及／或彼等之附屬公司及／或可能於日後不時收購之附屬公司之債務而提供任何債券、賠償保證、抵押、擔保、承諾及／或契約時須承擔之責任之16%；及

(ii) 本公司就瑞和工程及／或瑞和中國及／或Eberitt Trading Limited及／或中星工程有限公司根據日期為一九九七年十月九日之信貸函獲授之銀行信貸而向滙豐提供擔保時須承擔之責任之16%。

5. *余先生於一九九九年一月六日簽署之反擔保契據（由日期為二零零二年三月八日之函件予以補充）及吳先生於一九九九年一月十一日簽署之反擔保契據（由日期為二零零二年三月八日之函件予以補充）*

契據各方： 余先生及吳先生均為擔保人，本公司為受益人

賠償保證範圍：

(i) 本公司就瑞和工程及／或Wellstep及／或彼等之附屬公司及／或可能於日後不時收購之附屬公司之債務而提供任何債券、賠償保證、抵押、擔保、承諾及／或契約時須承擔之責任之16%（就每位擔保人而言）；及

(ii) 本公司就瑞和工程及／或瑞和中國及／或Eberitt Trading Limited及／或中星工程有限公司根據日期為一九九七年十月九日之信貸函獲授之銀行信貸而向滙豐提供擔保時須承擔之責任之16%（就每位擔保人而言）；及

(iii) 本公司就瑞和集團(包括瑞和工程及瑞和中國)根據日期為二零零二年三月八日之信貸函獲授之銀行信貸而向工商國際提供擔保時須承擔之責任之16%(就每位擔保人而言)。

本公司已於二零零三年三月十三日向余先生、吳先生、張先生、Turner Overseas Limited、Spirit Sunshine Inc.及Silver Lake Asia Corporation展開法律訴訟,分別向彼等申索彼等各自為本公司簽立之反擔保項下所結欠之若干金額。余先生、張先生、Turner Overseas Limited及Silver Lake Asia Corporation已因此聘請法律顧問,並已提交抗辯書。法院已向吳先生及Spirit Sunshine Inc.作出缺席判決。有關該等法律訴訟之進一步資料,請參閱本通函附錄內第6(a)段。

銀豐集團

1. *日期均為一九九六年五月二十八日之四份擔保及賠償保證契據*

契據各方: 姜先生、江先生、麥先生及胡先生為擔保人,本公司為受益人

擔保範圍: 根據銀豐設計與本公司於一九九六年五月二十八日簽訂之信貸函,銀豐設計欠付本公司之所有債項

2. *日期均為一九九七年二月二十八日之四份擔保及賠償保證契據*

契據各方: 姜先生、江先生、麥先生及胡先生為擔保人,本公司為受益人

擔保範圍: 根據銀豐設計與本公司於一九九七年二月二十八日簽訂之信貸函,銀豐設計欠付本公司之所有債項

3. *日期為一九九七年三月二十七日之反擔保契據*

契據各方: 江先生、姜先生、麥先生、胡先生及銀豐少數股東均為相關方,本公司為受益人

賠償保證範圍: 本公司因擔保EHL及其附屬公司債務而負上與任何債券、賠償保證、抵押、擔保、承諾及/或契約相關之負債之48%

4. *日期均為一九九七年十月七日之四份擔保及賠償保證契據*

契據各方： 姜先生、江先生、麥先生及胡先生為擔保人，本公司為受益人

擔保範圍： 根據銀豐工程與本公司於一九九七年十月七日簽訂之貸款協議，銀豐工程欠付本公司之所有債項之48%

5. *日期均為一九九七年十二月十七日之四份擔保及賠償保證契據*

契據各方： 姜先生、江先生、麥先生及胡先生為擔保人，本公司為受益人

擔保範圍： 根據銀豐設計與本公司於一九九七年十二月十七日簽訂之貸款協議，銀豐設計不時欠付本公司之所有債項之48%

6. *日期均為一九九八年五月一日之四份反擔保契據*

契據各方： 姜先生、江先生、麥先生及胡先生為擔保人，本公司為受益人

賠償保證範圍： 根據有關貸款協議，EHL及其附屬公司不時欠付本公司之所有債項之48%

7. *日期為二零零一年六月十九日之擔保契據*

契據各方： 姜先生及麥先生為相關方，OFL為受益人

擔保範圍： 根據銀豐工程與OFL於二零零一年六月十九日簽訂之貸款協議，銀豐工程欠付OFL之所有債項

8. *日期為二零零二年一月三十日之擔保契據*

契據各方： 姜先生及麥先生均為相關方，OFL為受益人

擔保範圍： 根據銀豐工程與OFL於二零零二年一月三十日簽訂之貸款協議，銀豐工程欠付OFL之所有債項

多利加集團

1. *日期為一九九七年一月四日之反擔保契據(由日期為一九九八年八月一日之補充契據予以修訂)*

契據各方： 梁先生為擔保人，本公司為受益人

賠償保證範圍： 本公司因擔保PHL及／或多利加工程及／或PIEL及／或彼等不時之附屬公司之債務，從而負上與任何債券、賠償保證、抵押、擔保、承諾及／或契約相關之所有負債之49%

2. *日期為一九九八年四月七日之反擔保契據*

契據各方： 梁先生為擔保人，本公司為受益人

賠償保證範圍： 根據有關貸款協議，PHL及／或多利加工程及／或PIEL及／或彼等之附屬公司不時欠付本公司之所有債項之49%

3. *日期為二零零一年七月十一日之賠償保證契據*

契據各方： 梁先生為相關方，OIL及本公司為受益人

賠償保證範圍： OIL及／或本公司因擔保PHL、多利加工程及／或PIEL及PHL不時之其他附屬公司之債務，從而負上與任何擔保、賠償保證、債券、票據、承諾、契約、保證及／或任何抵押相關之所有負債之49%

4. *日期為二零零一年七月十一日之賠償保證契據*

契據各方： 梁先生為相關方，OFL為受益人

賠償保證範圍： PHL及／或多利加工程及／或PIEL欠付OFL之所有負債之49%

有關日後關連交易之額外措施及程序

自知悉聯交所認為有違反上市規則事宜以來，並如本通函所述，本公司已制定多項措施及實施額外內部程序，以改善上市規則下有關關連交易之遵守程序。該等措施包括(但不限於)聘請合資格人員、強化內部審計小組、定期檢討遵守程序之執行情況、更頻密地向獨立非執行董事匯報、訓練有關人員及向其派發遵守資料，並於本公司及其附屬公司所有有關部門嚴厲執行內部程序。根據內部程序，本公司或有關附屬公司各有關部門主管(視乎情況而定)須即時知會董事會該建議交易，而董事會將就該項交易是否符合上市規則第14章作出最後決定。

內部程序已清楚列明有關部門各主管之各自責任、清楚界定須予遵從之行動程序及須予遵守之若干確認程序，以確保於進行屬(或可能屬)上市規則第14章項下之交易前符合上市規則第14章之規定。

財務資助交易之財務影響

就屬於上市規則第14.26條所界定之財務資助交易(即表十至表十三之交易)而言，於二零零三年六月三十日，未償還總金額約為44,301,000港元，佔於二零零三年六月三十日本集團之未經審核有形資產淨值約9.42%。

儘管於綜合各有關附屬公司賬目時因確認其於過往年度產生之虧損而對有關有形資產淨值作出大幅扣減，本集團綜合有形資產淨值與前段所述上市規則第14.26條項下之財務資助交易(即表十至表十三之交易)項下尚未償還之金額之比較，可反映本集團所授出之財務資助金額與本集團有形資產淨值之比例。有關附屬公司之虧損已包括本公司因授出本通函所述之財務資助而可能承擔之任何虧損，原因是經營虧損已相當大並已於本集團之綜合賬目內確認。雖然上述之財務資助引致之虧損明顯對本集團過往數年之財務狀況構成不利影響，但由於上述有關附屬公司之虧損，已包括因授出之財務資助而產生之損失。因此，任何剩餘虧損將不會對本集團日後之財務狀況產生重大的負面影響。

股東特別大會

一份有關召開股東特別大會之通告載於第61至62頁。在股東大會上，獨立股東將考慮並酌情批准(僅就遵守上市規則而言)有關交易事項之三項普通決議案。控股股東June Glory International Limited並無擁有交易事項之任何權益，故將有權於股東特別大會上投票。

隨附股東特別大會代表委任表格。無論　閣下能否出席股東特別大會，務請將隨附之代表委任表格按其上印列之指示填妥，並盡快交回股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室，惟無論如何須於股東特別大會或其任何續會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可親自出席股東特別大會或其任何續會並於會上投票。倘　閣下將代表委任表格交回股份過戶登記處後親自出席股東特別大會，則　閣下之代表委任表格將被視作撤銷論。

本公司將於舉行股東特別大會後於可行情況下儘快作出公佈，以通知本公司股東及其他投資者上述決議案是否已獲正式通過。

就各交易事項而言，倘有關少數股東或其任何聯繫人士為本公司股東(如有)，則就該交易事項而言，該本公司股東須對股東特別大會上提呈之相關決議案放棄投票。按各少數股東或彼等各自之聯繫人士並非本公司股東之基準，則並無本公司股東須於股東特別大會上放棄投票。

違反上市規則

表一至表十三所述之關連交易違反上市規則第14.25條之按時間基準作出披露或上市規則第14.26條之按時間基準作出披露及取得獨立股東批准之規定。上市規則第14.25(1)(a)條所屬範圍之交易之其他詳情，請參閱表一至表八(僅就若干並無在第三份公佈披露之資料提供參考)。上市規則第14.25(2)(a)條所屬範圍之交易之有關詳情，請參閱表九(僅就若干並無在第三份公佈披露之資料提供參考)。上市規則第14.26條所屬範圍之交易之有關詳情，請參閱表十至表十三。

就上述違反上市規則之事宜，聯交所保留向本公司及有關董事採取適當行動之權利。

推薦建議

敬請　閣下垂注分別載於本通函第43頁及第44至53頁之獨立董事委員會函件及卓怡融資函件。董事認為，交易事項之條款及條件對本公司股東及本公司而言乃屬公平合理。董事會亦已與獨立董事委員會就交易事項達成一致意見，故董事會建議獨立股東投票贊成有關決議案（詳情載於本通函第61及62頁之股東特別大會通告）。控股股東June Glory International Limited已表示將投票贊成該等決議案。

一般事項

為提供有關第三次公佈之進一步資料，本公司於二零零二年七月十九日向招商銀行提供金橋瑞和抵押品，而招商銀行已於同日發出以招商支行為受益人之備用信用證，金額為11,000,000港元。招商支行隨後向金橋瑞和授出金橋瑞和信貸，由二零零二年七月二十二日起為期一年。金橋瑞和信貸已於二零零三年七月十八日獲續期，並將於二零零四年七月十五日屆滿。

除擔任獲財務資助之有關非全資附屬集團公司之主要股東及／或董事外，應已按比例提供銀行擔保、抵押及／或股東貸款之少數股東，與本公司之各董事、行政總裁或主要股東或彼等各自之聯繫人士概無關連。

有關李世銘先生暫停本公司董事一職之詳情，載於本公司於二零零二年二月四日刊發之公佈。如本公司於二零零二年二月四日刊發之公佈所述，李世銘先生暫時停職，以待廉政公署就李先生被指挪用公款之調查結果。

本通函之附錄亦載有其他資料，敬希垂注。

此致

列位本公司股東　台照

承董事會命
東方有色集團有限公司
董事總經理
王幸東
謹啟

二零零三年十一月十日

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*
(於百慕達註冊成立之有限公司)

敬啟者：

關連交易

吾等謹此提述寄發予本公司股東日期為二零零三年十一月十日之通函(「通函」)，本函件乃其中一部份。除文義另有所指外，本函件所用之詞彙與通函所界定者具有相同涵義。

吾等獲委任為獨立董事委員會之成員，以就交易事項向獨立股東提供意見。文件及交易事項之詳細資料載於通函第13至42頁之「董事會函件」內。

敬希　閣下垂注載於通函第44至53頁之「卓怡融資函件」。吾等已與卓怡融資討論該函件及其所載之意見，並已考慮卓怡融資之意見及「董事會函件」內所列舉之各項因素。吾等認為交易事項之條款及條件就獨立股東而言乃屬公平合理。因此，吾等建議獨立股東投票贊成批准交易事項之普通決議案，有關詳情載於通函第61至62頁之股東特別大會通告內。

此致

列位獨立股東　台照

獨立董事委員會

獨立非執行董事	*獨立非執行董事*	*獨立非執行董事*
馬紹援	**譚惠珠**	**林濬**

謹啟

二零零三年十一月十日

* *僅供識別*

以下乃卓怡融資就有關提供財務資助之若干項關連交易向獨立董事委員會提供意見之函件全文。

ACCESS
CAPITAL
卓怡融資有限公司
香港
皇后大道中8號
3樓

敬啓者：

關連交易

I. 緒言

吾等獲委任就有關東方有色集團分別向多利加工程有限公司(「多利加工程」)、瑞和工程(中國)有限公司(清盤中)(「瑞和中國」)及銀豐工程有限公司(「銀豐工程」)(全部均為　貴公司之非全資附屬公司)提供財務資助之若干項關連交易(「財務資助關連交易」)向獨立董事委員會提供建議，有關詳情載於二零零三年十一月十日刊發之致　貴公司股東通函((「通函」)，本函件乃其中部份)第13至42頁「董事會函件」內。除文義另有所指外，本函件所用詞彙與通函所界定者具有相同涵義。

董事會目前由(i)七位執行董事，即高德柱先生、林錫忠先生、王幸東先生、閻西川先生、錢文超先生、李世銘先生(彼自二零零二年二月四日起暫停職務，以待廉政公署就彼被指稱挪用公司款項進行調查之結果，有關詳情見　貴公司於二零零二年二月四日刊發之公佈)及何小麗女士；及(ii)三位獨立非執行董事，即馬紹援先生、林濬先生及譚惠珠女士組成。

鑒於高德柱先生、林錫忠先生、王幸東先生、閻西川先生、錢文超先生、李世銘先生及何小麗女士均為執行董事，由馬紹援先生、林濬先生及譚惠珠女士組成之獨立董事委員會已成立以考慮財務資助關連交易之條款，並向獨立股東提供建議。吾等已獲委任就財務資助關連交易對獨立股東是否屬公平合理向獨立董事委員會提供意見，並就財務資助關連交易提供吾等之意見以供獨立董事委員會作為向獨立股東提出推薦意見時考慮。

在擬定吾等之意見時，吾等僅倚賴通函所載陳述、資料、意見及聲明，以及 貴公司及董事提供予吾等之資料及聲明。吾等假設通函內所載或提述之所有陳述、資料、意見及聲明，或 貴公司及董事以其他方式提供或作出或給予者(而 貴公司及董事須就此負全責)於其作出及給予時乃屬實、準確及有效，並於通函刊發日期仍然屬實、準確及有效。吾等假設通函所載 貴公司及／或董事作出或提供之所有意見及聲明乃經盡職審慎查詢後合理而作出。吾等亦已尋求並獲得 貴公司及董事確認通函內提供及提述之資料並無遺漏任何重要事實。

吾等認為，吾等已充分審閱所有現有之資料及文件以達致知情意見，並讓吾等合理倚賴所提供資料以為吾等之意見提供一個合理基準。吾等並無理由懷疑 貴公司、董事及彼等各自之顧問給予吾等之陳述、資料、意見及聲明之真實性、準確性及完整性，或認為吾等所得或上述文件所提述之資料有任何重要資料遭隱瞞或遺漏。然而，吾等並無獨立核實所得資料，吾等亦無對 貴公司或其任何附屬公司之業務及事務進行獨立調查。

II. 所考慮之主要因素及理由

在擬定吾等之推薦意見時，吾等已考慮下列各項主要因素及理由：

1. 財務資助關連交易之背景、理由及條款；以及上市規則之含義

(a) 背景資料

於二零零三年十月十日， 貴公司公佈於一九九六年至二零零二年期內進行而截至二零零三年三月三十一日仍未清繳餘額之若干項關連交易。就有關本函件所述三項財務資助關連交易而言，股東應注意該等交易於最後實際可行日期尚未清繳餘額。此等交易之詳情載於「董事會函件」內。

吾等留意到 貴集團主要從事製造及貿易、專業建築以及地產發展及物業租賃，而多利加工程、瑞和中國及銀豐工程各自均為 貴公司之間接非全資附屬公司。因此，上述各公司與 貴集團之間訂立之任何交易可能構成上市規則第十四章所界定之關連交易。

根據董事之資料，多利加集團（包括多利加工程）、瑞和集團（包括瑞和中國）及銀豐集團（包括銀豐工程）各自之主要業務如下：

- 多利加集團主要在香港及中國從事消防服務、給水及排水及工廠有關之機電工程項目、工程設計、地盤管理、設備供應及安裝。

- 瑞和集團主要在香港及中國從事設計、供應及安裝玻璃幕牆、金屬屋頂、建構屋面及鋁窗之業務。

- 銀豐集團主要在香港及中國從事高級防火門、室內工程、環境建築工程及保護項目之業務。

(b) ***訂立財務資助關連交易之理由***

(i) *多利加信貸及多利加擔保*

根據董事所得資料，多利加工程需要多利加信貸以促進其業務運作。

(ii) *瑞和A貸款及銀豐A貸款*

根據董事所得資料，瑞和A貸款及銀豐A貸款（均不計息）均為滿足有關非全資附屬公司之一般營運資金要求而融資。

(c) ***財務資助關連交易之條款***

多利加信貸及多利加擔保、瑞和A貸款及銀豐A貸款之條款詳情載於「董事會函件」內。

(i) *多利加信貸及多利加擔保*

吾等留意到董事認為，多利加擔保之條款就有關之獨立股東之利益而言屬公平合理，而多利加擔保乃按一般商業條款為基準。

董事乃按照以下基準提出該意見(i)「董事會函件」表十一所載提供財務資助之主要條款；(ii)第三方銀行債權人對 貴公司及多利加工程之信貸評級；及(iii)董事會僅就目前狀況提出意見，有關意見並無追索效力（因董事會之若干成員於瑞和擔保及多利加擔保最初授出時並非董事）。

儘管東方有色集團就多利加信貸所提供之多利加擔保並非按 貴公司佔多利加股本權益之比例，且多利加少數股東並無向東方有色集團提供任何交互抵押（下文所述之一項反擔保除外），吾等考慮到(i)多利加擔保乃向一家與 貴公司或其任何附屬公司之董事、

行政總裁或主要股東，或彼等各自之聯繫人士概無關連之獨立第三方銀行債權人提供；(ii)信貸評級或觀點與　貴公司（為在聯交所上市之公司）及多利加少數股東（為私人公司）之評級標準可能存在差距（根據　貴公司之經驗，財務機構不會接受少數股東之按比例個人擔保取代　貴公司之公司擔保），促使銀行債權人需要堅持於按比例安排以外向　貴公司尋求支持；及(iii)多利加工程經營業務及進行其預期業務拓展之資金需求，吾等認為於多利加信貸授出時提供多利加擔保乃屬合理及有理據。

多利加少數股東之100%實益股東梁先生已向　貴公司提供反擔保，對其於東方有色集團於多利加信貸項下可能產生之按比例虧損及負債作賠償保證。　貴公司實際須承受多利加少數股東之信貸風險。股東務請注意，(i)梁先生為多利加少數股東之最終實益擁有人，所以多利加工程之財務表現將影響梁先生之權益；(ii)多利加工程之財務表現將受多利加工程之日常管理及運作所影響；及(iii)梁先生乃多利加工程之管理層成員並參與多利加工程之管理工作。鑒於預期梁先生、多利加工程、　貴公司及　貴公司股東均期望其於多利加工程所作投資中尋求合理回報，因此，董事認為　貴公司接納梁先生提供之反擔保乃屬合理及有理據，原因為多利加工程之財務表現影響到其少數股東（將會於反擔保項下以個人形式承擔責任）之利益，故此同時亦影響到多利加工程、　貴公司及　貴公司股東之整體利益。

貴公司股東亦務請注意，　貴公司並不知悉任何有關續訂多加利信貸之書面或正式協議，而多利加工程將可繼續動用該項信貸。　貴公司股東亦務請注意，　貴公司已取得法律意見，指已提供之多利加擔保在法律上不可能解除。倘終止提供或停止多利加擔保，則銀行債權人可要求即時償還未償還之銀行債務。根據多利加

工程截至二零零一年及二零零二年十二月三十一日止兩個年度之經審核財務報表，多利加工程出現連續淨虧損及錄得龐大負資產淨值。有見多利加工程目前之財務狀況，多利加工程可即時償還未償還之銀行貸款之機會不大。倘多利加工程無法償還銀行貸款，則作為多利加信貸擔保人之　貴公司須清償多利加信貸項下之未償還銀行債務，於二零零三年十月二日之金額約為28,184,000港元。基於所提供之抵押品，此舉會對東方有色集團之現金狀況或東方有色集團之資產造成負面影響。

經考慮上文各段所述之因素及情況後，吾等同意董事之見解，認為該安排乃多利加工程取得多利加信貸之唯一可行方法，從該觀點來看，在多利加信貸授出之情況下，多利加擔保項下之安排符合　貴公司及　貴公司股東之整體利益。因此，吾等建議獨立股東投票贊成決議案，以批准此項持續關連交易。

(ii)　瑞和A貸款及銀豐A貸款

瑞和A貸款

於一九九八年四月二十一日，　貴公司向瑞和中國提供瑞和A貸款1,040,000港元。該筆貸款並無計息，亦無固定還款期。瑞和少數股東亦按彼等之比例向瑞和中國出資960,000港元(其中兩名瑞和少數股東按彼等之比例於授予瑞和中國瑞和A貸款時出資及其餘一名約於兩個月後按其比例出資)，亦無計息。基於瑞和A貸款及960,000港元之按比例出資之條款相同，董事會認為瑞和A貸款之出資乃屬公平及按各股東之股權提供。

儘管瑞和A貸款並無計息及瑞和中國並無提供擔保，但　貴公司股東務請注意，瑞和少數股東亦按彼等之比例出資960,000港元及瑞和少數股東並無收取利息。因此，吾等認為各股東之資金成本乃按比例分攤，因此，　貴公司及瑞和少數股東同意豁免收取貸款利息乃屬合理。

此外，董事認為，於一九九八年授出瑞和A貸款時，當時之信貸／貸款市況相對較為緊張，且瑞和中國能否於當時之市況下取得外界融資並不明朗。

經考慮(i)瑞和中國於授出瑞和A貸款時之營運資金需求；(ii)瑞和中國當時之財務狀況（當時正蒙受持續虧損，其經審核淨虧損於截至一九九七年十二月三十一日止年度為約19,054,000港元），故預期瑞和中國尋求外界融資時可能遇到困難乃屬正常（根據　貴公司之經驗，財務機構不會考慮向資本微薄及錄得虧損之公司授出無擔保貸款）；及(iii)　貴公司及瑞和少數股東享有相同條款後，吾等認為提供瑞和A貸款乃屬合理及有理據，且此筆貸款符合　貴公司及　貴公司股東之整體利益。因此，吾等建議獨立股東投票贊成決議案，以批准此項持續關連交易。

銀豐A貸款

於一九九七年三月二十七日，　貴公司向銀豐工程提供銀豐A貸款2,587,427港元。該筆貸款並無計息，亦無固定還款期。銀豐少數股東亦出資2,248,235港元（惟較其實際比例分配少1.51%）。儘管銀豐少數股東之出資較其實際比例分配少1.51%，　貴公司股東務請注意，以貨幣計算之差距並不重大。

儘管　貴公司及銀豐少數股東並無就銀豐A貸款收取利息，吾等認為，銀豐工程各股東之資金成本乃按比例分攤，因此，　貴公司及銀豐少數股東同意豁免收取貸款利息乃屬合理。

經考慮(i)銀豐工程於授出銀豐A貸款時之營運資金需求；(ii)銀豐工程於當時之財政狀況（於截至一九九七年十二月三十一日止年度所蒙受之經審核虧損約363,000港元），故預期銀豐工程當時尋求外界融資時可能面對困難乃屬正常（根據　貴公司之經驗，財務機構不會考慮向資本微薄及錄得虧損之公司授出無擔保貸款）；及(iii)銀豐少數股東亦出資2,248,235港元（惟較其實際比例分配少

1.51%，卻顯然可能因有關不足之數並不重大而為　貴公司所接納）；及(iv)　貴公司及銀豐少數股東均無收取利息後，吾等認為提供銀豐A貸款乃屬合理及有理據，且此筆貸款符合　貴公司及　貴公司股東之整體利益。因此，吾等建議獨立股東投票贊成決議案，以批准此項持續關連交易。

d)　上市規則之含意

(i)　多利加信貸及多利加擔保

多利加信貸在有關信貸於二零零三年三月三十一日之最後獲續期時，超出綜合有形資產淨值之3%。因此，多利加信貸及多利加擔保構成　貴公司之關連交易，根據上市規則第14.26(6)條須經獨立股東於股東大會上批准。

如上文1(c)段所述，　貴公司股東務請注意，交易已進行，在法律上不可能解除。　貴公司將召開股東特別大會，以考慮及酌情通過此持續關連交易。　貴公司股東亦務請注意，不論在股東特別大會上就有關決議案之投票結果如何，在沒有銀行債權人同意之情況下，　貴公司單方面停止或終止　貴公司於多利加擔保項下之責任乃法律上並不可行。此外，不論投票結果如何，倘(惟僅倘在)銀行債權人要求還款而多利加工程未能償還有關款項，則　貴集團作為擔保人須償還多利加信貸。

(ii)　瑞和A貸款及銀豐A貸款

如「董事會函件」所述，聯交所認為瑞和A貸款及銀豐A貸款並非按一般商業條款提供，乃因(i)瑞和A貸款及銀豐A貸款並不計息；(ii)瑞和中國及銀豐工程並未分別就瑞和A貸款及銀豐A貸款提供抵押；及(iii)銀豐A貸款並非按比例墊支，拖欠還款之風險自開始時已由　貴公司承擔。該兩項交易應根據上市規則第14.26(6)條獲獨立股東於股東大會上批准。

貴公司股東務請注意， 貴公司已取得法律意見，指瑞和A貸款及銀豐A貸款在法律上不可能解除。 貴公司將召開股東特別大會，以考慮及酌情通過該等持續關連交易。瑞和A貸款及銀豐A貸款均已於 貴公司之財務賬目內全數撥備。因此，提供有關貸款將不會於日後對 貴公司構成任何財務影響。此外，由於瑞和中國現正進行清盤， 貴公司股東務請注意，貸款於清盤時可能仍未清償，然而，董事認為，縱使貸款於清盤時尚未清償，以及不論在股東特別大會上就有關決議案之投票結果如何，能討回瑞和A貸款之可能性極低。

2. 財務資助關連交易對 貴集團之財務影響

根據董事之意見，有關附屬公司過往年度於 貴集團以往之綜合賬目內綜合彼等各自之賬目時產生之虧損，已包括 貴公司因財務資助關連交易而可能產生之任何虧損，因此，董事認為，因財務資助關連交易而產生之任何剩餘虧損對 貴集團財務狀況之影響(如有)不大。吾等認同董事之意見。

3. 董事會為防止日後違反上市規則而採取之補救措施

自知悉聯交所認為有違反上市規則以來，並如「董事會函件」所述， 貴公司已制定多項措施及實施額外內部程序，以改善上市規則下有關關連交易之遵守程序。

該等措施包括(但不限於)招聘合資格人員，加強內部審計小組、定期檢討遵守程序之執行情況、更頻密地向獨立非執行董事匯報、為有關人員進行培訓並編製及派發遵守資料，並於 貴公司及附屬公司所有有關部門嚴厲執行內部程序。根據內部程序， 貴公司或有關附屬公司(視情況而定)有關部門主管須即時知會董事會該建議交易，而董事會將就該項交易是否符合上市

規則第14章作出最後決定。吾等相信上述措施足以將日後違反上市規則之可能性減至最低，並為　貴公司股東提供足夠保障。

III. 推薦意見

貴公司股東務請注意，董事相信，倘　貴公司股東及時考慮財務資助關連交易涉及之情況及理由，則獨立股東可於所涉及之交易產生時於有關時間評估有關事項，而任何獨立董事委員會亦可根據當時獲提供之資料考慮財務資助關連交易之有關事項。

吾等經考慮上述主要因素及理由，尤其經考慮(i)財務資助關連交易之條款及上市規則之含意；及(ii)財務資助關連交易對　貴集團之影響後，吾等接納董事之意見及解釋，認為有關交易之安排乃取決於　貴公司所面對之情況（如上文所闡釋），均屬合理及有理據，並符合　貴公司及　貴公司股東之整體利益。因此，吾等建議獨立董事委員會建議獨立股東投票贊成即將於股東特別大會上提呈之普通決議案以批准財務資助關連交易。

此致

東方有色集團有限公司
獨立董事委員會

代表
卓怡融資有限公司
董事總經理
梁綽然
謹啟

二零零三年十一月十日

1. 責任聲明

本通函載有遵照上市規則之規定而提供有關本集團之資料。各董事(李世銘先生除外，彼已自二零零二年二月四日起暫時停職及於最後實際可行日期未能與其聯絡)願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所知及所信，本通函概無遺漏其他事實，導致當中所載任何內容有所誤導。

2. 專業人士

以下為曾於本通函提供意見或建議之專業人士之資格：

名稱	資格
卓怡融資	根據證券及期貨條例被視作獲准從事該條例所界定之第1、4、6及9類受規管業務之持牌法團

卓怡融資已就刊發本通函發出同意書，同意分別按本通函現時刊發之形式及涵義轉載其函件及引述其名稱，且迄今並無撤回其同意書。

3. 權益披露

(a) 於本公司之權益

於最後實際可行日期，根據本公司按證券及期貨條例第352條須存置之登記冊所記錄，董事及本公司行政總裁於本公司或其任何相聯法團(定義見證券及期貨條例)之股份及相關股份中擁有根據證券及期貨條例第十五部第7及8分部須知會本公司及聯交所之權益(包括根據證券及期貨條

例之有關條文被當作或視作由有關董事擁有之權益及淡倉)，或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益如下：

股份權益

董事姓名	**權益性質**	**所持股份數目**
何小麗	個人權益	20,000股

除上文所披露者外，於最後實際可行日期，董事或本公司行政總裁或彼等各自之聯繫人士概無在本公司或其任何相聯法團(定義見證券及期貨條例)之股份、相關股份或債券中擁有任何個人、家屬、法團或其他權益或淡倉。

(b) 於最後實際可行日期，董事概無在於最後實際可行日期仍然生效而與本集團業務關係重大之任何合約或安排中擁有重大權益。

(c) 於最後實際可行日期，董事概無與本集團任何成員公司訂立或擬訂立不可由本集團於一年內終止而毋須作出賠償(法定賠償除外)之服務合約。

(d) 於最後實際可行日期，盛百利或卓怡融資概無於本集團任何成員公司中持有股份，亦無擁有任何權利或購股權以認購或指派他人認購本集團任何成員公司之股份。

(e) 於最後實際可行日期，董事、盛百利或卓怡融資概無於本公司自二零零二年十二月三十一日(即最近期刊發之本集團經審核綜合賬目結算日期)起所買賣或租賃或擬所買賣或租賃之任何資產中直接或間接擁有權益。

4. 主要股東

(a) 於最後實際可行日期，按照本公司根據證券及期貨條例第336條須存置之權益登記冊，以下實體擁有根據證券及期貨條例第十五部第2及3分部須向本公司披露之股份權益：

名稱	所持股份數目	佔全部已發行股份百分比
中國五金礦產進出口總公司 *(附註)*	416,009,928	53.87%
中國五礦香港控股有限公司（「香港五礦」）*(附註)*	416,009,928	53.87%
June Glory International Limited（「June Glory」）	416,009,928	53.87%

附註： 根據證券及期貨條例，該等公司被視為於June Glory所持有之416,009,928股股份中擁有權益（未計及June Glory根據法國巴黎百富勤融資有限公司代表June Glory提出收購全部已發行股份（June Glory或其一致行動之人士已擁有或經已同意收購之股份除外）之無條件現金要約而可能收購之餘下股份（詳情見本公司、June Glory及香港五礦日期為二零零三年十月十六日之聯合公佈以及本公司、June Glory及香港五礦日期為二零零三年十一月五日聯合刊發之綜合要約文件）。

除上文所披露者外，董事或本公司行政總裁並不知悉任何人士（董事或本公司行政總裁除外）於最後實際可行日期於股份及相關股份中擁有根據證券及期貨條例第十五部第2及3分部之條文須向本公司披露之權益或淡倉。

(b) 於最後實際可行日期，據董事及本公司行政總裁所知，以下人士(董事或本公司行政總裁除外)於本集團任何其他成員公司(本公司除外)任何股本(其附帶可在任何情況下於股東大會上投票之權利)中，直接或間接擁有面值10%或以上權益，該等人士於該等證券中之權益數額載列如下：

本公司附屬公司名稱	主要股東名稱	於股本／股權之權益	百分比
添龍顧問有限公司*	黃錫煥	333股股份	33.30%
添龍顧問有限公司*	Cordia Asia Limited	100股股份	10.00%
添龍機電工程有限公司	黃錫煥	333股股份	33.30%
添龍機電工程有限公司	Cordia Asia Limited	100股股份	10.00%
百利開發展有限公司	Fair King Investment Limited	20股股份	20.00%
Brittaland Investments Limited	Fair King Investment Limited	10股股份	10.00%
Brittaland Investments Limited	陳國慶	29股股份	29.00%
瑞和工程	余先生	120,000股股份	16.00%
瑞和工程	張先生	120,000股股份	16.00%
瑞和工程	吳先生	120,000股股份	16.00%
澤毅投資有限公司	駱美儀	30股股份	30.00%
澤毅投資有限公司	皓哲有限公司	19股股份	19.00%

本公司 附屬公司名稱	主要股東名稱	於股本／ 股權之權益	百分比
EHL#	銀豐少數股東	4,800股股份	48.00%
積架氣霧製品有限公司#	陳宏基	20股股份	20.00%
PHL	多利加少數股東	49股股份	49.00%
Wellstep	Turner Overseas Limited	4,800股股份	16.00%
Wellstep	Silver Lake Asia Corporation	4,800股股份	16.00%
Wellstep	Spirit Sunshine Inc.	4,800股股份	16.00%
海天置業	海天置業少數股東	8,800,000元人民幣	20.00%

* *清盤中*

\# *不計及無投票權遞延股份之持有人*

除上文所披露者外，據董事或本公司行政總裁所知，於最後實際可行日期，概無任何人士於本集團任何其他成員公司之已發行股本（其附帶可在任何情況下於股東大會上投票之權利）中，直接或間接擁有面值10%或以上權益，或擁有有關股本之任何購股權。

5. 重大逆轉

除董事會函件以及本公司、June Glory及香港五礦於二零零三年十一月五日聯合刊發之綜合要約文件所披露者外，董事並不知悉自二零零二年十二月三十一日（即最近期刊發之本集團經審核綜合賬目結算日期）起本集團之財務或經營狀況出現任何重大逆轉。

6. 訴訟

(a) 於二零零三年三月十三日，本公司在香港展開針對余先生、吳先生及張先生以及彼等所控制之公司（分別為Turner Overseas Limited、Spirit Sunshine Inc.及Silver Lake Asia Corporation）之法律訴訟。有關索償乃根據被告人於一九九八年三月二十三日、一九九九年一月五日、六日及十一日向本公司簽立之反擔保而提出，詳情見董事會函件中有關瑞和集團之「反擔保」一節有關該等反擔保所包含之負債及責任之第1、2、3、4及5項。訴訟中向各被告索償之本金額約為16,400,000港元，連同利息及訟費。

於二零零三年四月八日及二零零三年六月十六日，本公司取得控告吳先生及Spirit Sunshine Inc.之判決結果。本公司亦已申請就其他被告作出簡易判決，而法院已於二零零三年十一月七日就該申請進行聆訊，並將聆訊再押後至二零零三年十一月十日。

(b) 於二零零三年三月十二日，本公司於香港展開其對(i)其前董事崔貴生先生；(ii)其前任財務總監葉樹華先生；(iii)Jointstock Investments Limited；(iv)工商東亞金融服務有限公司；及(v)金明亮發展有限公司之法律訴訟。本公司索償約20,000,000港元，乃關於因本公司聲稱參與Jointstock Investments Limited向工商東亞金融服務有限公司提供20,000,000港元之貸款而引起。

各被告(金明亮發展有限公司除外)已指示法律顧問就索償提出抗辯。法院已發出命令暫停對崔貴生先生採取之法律行動，以待刑事法律程序就訴訟涉及之若干交易對彼作出裁決。本公司對其他被告採取之訴訟仍在進行中，惟聆訊日期尚未訂定。

事件之進一步詳情已分別於本公司日期為二零零二年二月一日、二零零二年二月四日及二零零二年七月八日之公佈作出公佈。

除上文所披露者外，於最後實際可行日期，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，且就董事所知，本公司或其任何附屬公司於最後實際可行日期概無尚未了結或可能面臨威脅之重大訴訟或索償。

7. 一般資料

(a) 本公司之註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。

(b) 本公司之主要股份過戶登記處為Butterfield Fund Services (Bermuda) Limited，地址為Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda。

(c) 本公司之香港股份過戶登記分處為香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室。

(d) 本公司之秘書為蕭天好小姐，彼為香港公司秘書公會之會員。

(e) 本通函之中英文本如有歧義，概以英文本為準。

8. 備查文件

以下文件副本，由即日起直至股東特別大會日期(包括該日)之一般辦公時間(公眾假期除外)內，可於本公司在香港之主要營業地點(地址為香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓)查閱：

(a) 文件；

(b) 卓怡融資致獨立董事委員會之意見函件，全文載於本通函第44至53頁；

(c) 獨立董事委員會致獨立股東之建議函件，全文載於本通函第43頁；及

(d) 上文「專業人士」一段所述卓怡融資之同意書。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*
(於百慕達註冊成立之有限公司)

茲通告東方有色集團有限公司(「本公司」)謹訂於二零零三年十二月九日星期二上午十一時正假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行股東特別大會，以考慮及(如認為合適)通過下列各項決議案(不論經修訂與否)為本公司之普通決議案：

普通決議案

1. 「**動議**根據及僅為遵守上市規則而就此批准、追認及確認接納多利加信貸(定義見本公司日期為二零零三年十一月十日之致股東通函(「通函」)，當中載有本大會之通告)(其條款載於香港上海滙豐銀行有限公司於二零零二年十月十五日就續批多利加信貸(詳情載於通函)而向多利加工程有限公司發出之函件(其載有「A」字樣之副本已提交大會，並經大會主席簽署以資識別)內)以及據此進行之各項交易(包括但不限於多利加擔保(定義見通函))。」

2. 「**動議**根據及僅為遵守上市規則規定而就此批准、追認及確認向瑞和工程(中國)有限公司(清盤中)提供為數1,040,000港元之貸款(有關詳情載於通函及已提交大會和註有「B」字樣並經大會主席簽署以資識別之文件)以及據此進行之各項交易。」

3. 「**動議**根據及僅為遵守上市規則規定而就此批准、追認及確認向銀豐工程有限公司提供為數2,587,427港元之貸款(有關詳情載於通函及已提交

* *僅供識別*

大會和註有「C」字樣並經大會主席簽署以資識別之文件)以及據此進行之各項交易。」

承董事會命
董事總經理
王幸東

香港，二零零三年十一月十日

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要營業地點：
香港
九龍
尖沙咀
漆咸道南79號
中國五礦大廈18樓

附註：

1. 凡有權出席大會並於會上投票之股東均有權委任一位或以上代表代其出席大會並於會上代其投票。受委任代表毋須為本公司股東。

2. 通函隨附大會適用之代表委任表格。

3. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經公證人簽署證明之授權書或授權文件副本，須儘快送達本公司於香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室，惟無論如何須於大會或其任何續會(視情況而定)指定舉行時間48小時前送達，方為有效。股東填妥及交回代表委任表格後，屆時仍可親自出席大會或其任何續會並於會上投票。

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

FORM OF PROXY FOR USE BY SHAREHOLDERS AT THE SPECIAL GENERAL MEETING OF THE COMPANY TO BE HELD ON TUESDAY, 9 DECEMBER 2003 AT 11:00 A.M.

I/We, *(Note 1)* ______________________ of ______________________

______________________ being the registered holder(s) of *(Note 2)* ______________ shares of HK$0.10 each in the capital of the above-named company (the "Company"), hereby appoint *(Note 3)* the Chairman of the Special General Meeting or ______________________ of ______________________

______________________ as my/our proxy, to attend and act for me/us at the Special General Meeting (the "Meeting") of the Company to be held on Tuesday, 9 December 2003 at 11:00 a.m. at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong and at any adjournment thereof for the purpose of considering and, if thought fit, passing the Ordinary Resolutions as set out in the notice convening the Meeting and at the Meeting to vote on my/our behalf as indicated below.

Please indicate with a "X" in the boxes provided how you wish the proxy to vote on your behalf *(Note 4)*.

ORDINARY RESOLUTIONS		FOR	AGAINST
1.	Ordinary Resolution 1		
2.	Ordinary Resolution 2		
3.	Ordinary Resolution 3		

Dated this __________ day of __________ 2003. Shareholder's signature *(Note 5)*: ______________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares in the Company of HK$0.10 each registered in your name(s) and to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If you wish to appoint a person other than the Chairman of the Meeting as your proxy, please delete the words "the Chairman of the Special General Meeting or" and insert the name and address of the proxy desired in the space provided. A proxy need not be a member of the Company, but must attend the Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIATED BY THE PERSON WHO SIGNS IT.**
4. If this form returned is duly signed but without a specific indication as to how your proxy should vote, the proxy will vote or abstain as his discretion. The proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by the appointor or his attorney duly authorised in writing, or, if the appointor is a corporation, the form of proxy must be executed under its common seal or under the hand of an officer of the corporation or attorney duly authorised in that behalf.
6. In order to be valid, this form of proxy and the power of attorney, or other authority (if any) under which it is signed (or a notarially certified copy thereof) must be deposited at the branch share registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1901–5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjourned meeting.
7. Completion and return of this form of proxy will not preclude the appointor from attending and voting at the Meeting. In that event this form of proxy will be deemed to have been revoked.
8. In the case of joint holders of a share, any one of such holders may vote at the Meeting either in person or by proxy in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote.

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

本公司謹訂於二零零三年十二月九日星期二上午十一時正舉行之股東特別大會適用之代表委任表格

本人／吾等 *(附註1)* ________________ 地址為 ________________

________________為上述公司(「本公司」)股本中每股面值0.10港元股份 *(附註2)* ________________股之登記持有人，茲委任 *(附註3)* 股東特別大會主席或________________地址為________________

________________為本人／吾等之代表，代表本人／吾等出席本公司於二零零三年十二月九日星期二上午十一時正假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行之股東特別大會(「大會」)及其任何續會，藉以考慮並(認為合適)通過大會通告所載之普通決議案，並於大會上按下列指示代表本人／吾等投票。

請在空格內填上「X」以指示代表投票 *(附註4)* 。

普通決議案		贊成	反對
1.	第1項普通決議案		
2.	第2項普通決議案		
3.	第3項普通決議案		

日期，二零零三年________月________日　　股東簽署 *(附註5)* ：________________

附註：

1. 請以**正楷**填寫全名及地址。
2. 請填上以　閣下名義登記及與本代表委任表格有關之本公司每股面值0.10港元之股份數目。如未有填上股數，則本代表委任表格將被視為與全部以　閣下名義登記之本公司股份有關。
3. 如擬委任大會主席以外之人士為代表，請刪去「股東特別大會主席或」字樣，並在空欄內填上擬委任代表之姓名及地址。代表毋須為本公司之股東，但必須親身出席大會以代表　閣下。**本代表委任表格如有任何修改，必須由簽署人簡簽示可。**
4. 倘交回之本代表委任表格已正式簽署，但未有向　閣下之代表指示指定之投票意願，則代表可酌情投票或放棄投票。代表亦可酌情就正式提呈大會而未有載入大會通告之任何決議案投票。
5. 本代表委任表格必須由委任人或其正式書面授權之授權人簽署。如委任人為一有限公司，則本代表委任表格須加蓋公司印鑑或經由公司負責人或正式授權人親筆簽署。
6. 本代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或授權文件副本，最遲須於大會或其任何續會指定舉行時間48小時前送達本公司於香港之股份過戶登記分處，香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901至5室，方為有效。
7. 填妥並交回本代表委任表格後，委任人仍可出席大會並於會上投票。屆時本代表委任表格將會被視作撤銷論。
8. 倘屬股份之聯名持有人，則該等持有人中之任何一位均可於大會上投票(不論親身或委派代表)，尤如其為唯一持有人，但倘多於一位聯名持有人出席大會(不論親身或委派代表)，則上述出席之人士中僅就相關股份登記於股東名冊中排名最先者方有權投票。

* *僅供識別*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in ONFEM Holdings Limited, you should at once hand this circular together with the enclosed form of proxy to the purchaser or the transferee or to the bank, a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

CONNECTED TRANSACTIONS

Financial Adviser to ONFEM Holdings Limited

CENTURION CORPORATE FINANCE LIMITED

Independent Financial Adviser to the Independent Board Committee

ACCESS
CAPITAL

A letter from the Independent Board Committee (as defined in this circular) is set out on page 43 of this circular. A letter from Access Capital Limited containing its advice and recommendation to the Independent Board Committee is set out on pages 44 to 53 of this circular.

A notice convening a special general meeting of ONFEM Holdings Limited to be held at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Tuesday, 9 December 2003 at 11:00 a.m. is set out on pages 61 to 62 of this circular. A form of proxy for use at the special general meeting is enclosed. Whether or not you intend to attend the meeting, you are requested to complete the enclosed form of proxy and return it in accordance with the instructions printed thereon as soon as possible to the Registrar (as defined in this circular), Computershare Hong Kong Investor Services Limited at Rooms 1901–5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, and in any event not less than forty-eight hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy shall not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

10 November 2003

CONTENTS

In this circular, except where the context otherwise requires, the following expressions have the following meanings:

"Access Capital"	Access Capital Limited, a deemed licensed corporation under the SFO permitted to engage in types 1, 4, 6 and 9 of the regulated activities as defined in the SFO and the independent financial adviser to the Independent Board Committee in respect of the Transactions
"associate"	has the same meaning as ascribed to it in the Listing Rules
"BDUK"	Bridgman Doors Limited, a company incorporated in England, the United Kingdom, an independent third party not connected with the Directors, chief executive, substantial shareholders of the Company or any of its subsidiaries or an associate of any of them as at the Latest Practicable Date
"BEA"	The Bank of East Asia, Limited
"BFD"	Bridgman Fire Doors (H.K.) Limited, a company incorporated in Hong Kong and an indirect 52% non wholly-owned subsidiary of the Company
"Board"	the board of Directors (including both the executive and the independent non-executive Directors)
"Board Letter"	the letter from the Board set out on pages 13 to 42 of this circular
"BVI"	British Virgin Islands
"CCW"	Condo Curtain Wall Company Limited (in liquidation), a company incorporated in Hong Kong and an indirect 52% non wholly-owned subsidiary of the Company
"CCW Proposal"	a debt restructuring proposal in respect of CCW the terms and conditions of which were stated in the letter from CCW to its Creditors dated 17 April 2003 and the details of which were disclosed in the Company's announcement dated 5 June 2003

"CEC"	Condo Engineering (China) Limited (in liquidation), a company incorporated in Hong Kong and an indirect 52% non wholly-owned subsidiary of the Company
"CEC A Loans"	loans of an aggregate principal amount of HK$7,317,290 granted by OFL to CEC on 20 February, 7 June and 11 July 2001 respectively as detailed in Table 6 in the Board Letter
"CEC B Loan"	a loan of a principal amount of HK$2,420,000 granted by OFL to CEC on 19 June 2002 as detailed in Table 6 in the Board Letter
"CEC Proposal"	a debt restructuring proposal in respect of CEC the terms and conditions of which were stated in the letter from CEC to its Creditors dated 17 April 2003 and the details of which were disclosed in the Company's announcement dated 5 June 2003
"Centurion"	Centurion Corporate Finance Limited, a deemed licensed corporation under the SFO permitted to engage in types 1, 4, 6 and 9 of the regulated activities as defined in the SFO and the financial adviser to the Company in respect of the Transactions
"CMB"	China Merchants Bank
"CMB Sub-branch"	China Merchants Bank Shenzhen Shangbu Sub-branch
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability, the issued shares of which are listed on the Stock Exchange
"Condo A Loan"	a loan of a principal amount of HK$1,040,000 granted by the Company to CEC on 21 April 1998 as detailed in Table 12 in the Board Letter
"Condo B Loans"	loans of an aggregate principal amount of HK$19,448,000 granted by the Company to CEC on 24 and 30 March, 7, 14 and 24 April, 12, 20, 21 and 29 May 1998 respectively as detailed in Table 3 in the Board Letter

"Condo C Loans"	loans of an aggregate principal amount of HK$17,993,253.50 granted by the Company to CEC on 8 December 1998, 16 April and 17 June 1999 respectively as detailed in Table 3 in the Board Letter
"Condo D Loans"	loans of an aggregate principal amount of HK$15,652,631.58 granted by the Company to CEC on 8 March, 13 July and 1 August 2000 respectively as detailed in Table 3 in the Board Letter
"Condo E Loans"	loans of an aggregate principal amount of US$1,510,000 (approximately HK$11,752,000) granted by the Company to SHJQ on 25 October 2002 and 27 December 2002 respectively as detailed in Table 4 in the Board Letter
"Condo Facilities"	the ICIC A Facility and the HSBC Facility as detailed in Table 10 in the Board Letter
"Condo Group"	CCW, Wellstep and their respective subsidiaries
"Condo Guarantees"	the guarantees and securities granted by the ONFEM Group in relation to the Condo Facilities, which include pledge of cash deposits, corporate guarantees, an all monies legal charge and an assignment of rental over ONFEM Tower as detailed in Table 10 in the Board Letter
"Condo Minority Shareholders"	the minority shareholders of the Condo Group, namely Mr. Yu, Mr. Cheung and Mr. Ng, each holding 16% of the beneficial interest in each of CCW and Wellstep (through their respective BVI companies)
"Court"	the High Court of Hong Kong
"Creditors"	all the unsecured creditors of CCW and CEC as listed out in Schedule 2 of the CCW Proposal and the CEC Proposal respectively
"Debt Restructuring Proposals"	the CCW Proposal and the CEC Proposal, which were inter-conditional and which failed to become unconditional as a result of the non-fulfilment of certain conditions precedent on or before 31 August 2003

"Directors"	directors (including both the executive and independent non-executive directors) of the Company
"Documents"	the Polycrown Facility Letter, the Polycrown Guarantees and the relevant details of the Condo A Loan and the Enful A Loan as set out in Tables 12 and 13 respectively in the Board Letter
"EDB"	Enful Design and Build Limited, a company incorporated in Hong Kong and an indirect 52% non wholly-owned subsidiary of the Company
"EEL"	Enful Engineering Limited, a company incorporated in Hong Kong and an indirect 52% non wholly-owned subsidiary of the Company
"EEL A Loan"	a loan of a principal amount of HK$3,000,000 granted by OFL to EEL on 19 June 2001 as detailed in Table 7 in the Board Letter
"EEL B Loan"	a loan of a principal amount of HK$2,000,000 granted by OFL to EEL on 30 January 2002 as detailed in Table 7 in the Board Letter
"EHL"	Enful Holdings Limited, a company incorporated in the BVI and an indirect 52% non wholly-owned subsidiary of the Company
"Enful A Loan"	a loan of a principal amount of HK$2,587,427 granted by the Company to EEL on 27 March 1997 as detailed in Table 13 in the Board Letter
"Enful B Loan"	a loan of a principal amount of HK$4,000,000 granted by the Company to EDB on 28 May 1996 as detailed in Table 5 in the Board Letter
"Enful C Loans"	loans of an aggregate principal amount of HK$4,000,000 granted by the Company to EEL on 28 February and 20 March 1997 respectively as detailed in Table 5 in the Board Letter

"Enful D Loan"	a loan of a principal amount of GBP128,391 (approximately HK$1,602,448) granted by the Company to EEL on 7 October 1997 as detailed in Table 5 in the Board Letter
"Enful E Loans"	loans of an aggregate principal amount of HK$7,200,000 granted by the Company to EEL on 1, 12 and 18 May 1998 respectively as detailed in Table 5 in the Board Letter
"Enful F Loans"	loans of an aggregate principal amount of HK$6,727,122.75 granted by the Company to EEL and/ or EDB on 19 October, 27 November, 15 and 30 December 1998 and 8 January 1999 respectively as detailed in Table 5 in the Board Letter
"Enful Facilities"	a banking facility of HK$8,000,000 granted by ICIC to EEL on 13 June 2002 and a banking facility of HK$5,000,000 granted by Hang Seng to EEL on 19 November 2002 as detailed in Table 2 in the Board Letter
"Enful G Loan"	a loan of a principal amount of HK$2,000,000 granted by the Company to EEL on 24 December 2002 as detailed in Table 5 in the Board Letter
"Enful Group"	EHL and its subsidiaries
"Enful Guarantees"	the guarantees and securities granted by the ONFEM Group in relation to the Enful Facilities, which include pledges of cash deposits, a corporate guarantee and a deed of guarantee as detailed in Table 2 in the Board Letter
"Enful Minority Shareholder"	the minority shareholder of the Enful Group, namely Sinowise Development Limited, a company incorporated in Hong Kong, which holds 48% of the beneficial interest in EHL and is in turn owned as to 22% by Mr. Keung, 22% by Mr. Mak, 26% by Mr. Woo and 30% by Mr. Kong
"First Announcement"	the Company's announcement dated 14 February 2003
"GBP"	Great British Pounds, the lawful currency of the United Kingdom from time to time

"Group"	the Company and its subsidiaries
"Hang Seng"	Hang Seng Bank Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong from time to time
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HSBC"	The Hongkong and Shanghai Banking Corporation Limited
"HSBC Facility"	the loan of HK$47,924,587.65 granted by HSBC to CCW and CEC jointly on 15 October 2002
"ICIC"	Industrial and Commercial International Capital Limited
"ICIC A Facility"	a banking facility of HK$7,000,000 granted by ICIC to CEC on 8 March 2002
"ICIC A Guarantees"	the corporate guarantee for HK$7,000,000 dated 8 March 2002 and a pledge of cash deposit of HK$7,000,000 on 3 April 2002 as securities for the ICIC A Facility
"ICIC B Facility"	a banking facility of HK$8,000,000 granted by ICIC to EEL on 13 June 2002
"ICIC B Guarantees"	the corporate guarantee for HK$8,000,000 dated 21 June 2002 and a pledge of cash deposit of HK$8,000,000 on 21 June 2002 as securities for the ICIC B Facility
"Independent Board Committee"	the independent board committee comprising Mr. Selwyn Mar, Ms. Tam Wai Chu, Maria and Mr. Lam Chun, Daniel established for the purpose of making recommendation to the Independent Shareholders in relation to the Transactions
"Independent Shareholders"	Shareholders (including June Glory International Limited, being the 53.87% controlling Shareholder and a wholly-owned subsidiary of China Minmetals H.K. (Holdings) Limited); on the basis that none of the Minority Shareholders or any of their respective associates is a Shareholder, no Shareholder will need to abstain from voting at the Special General Meeting

"Latest Practicable Date"	7 November 2003, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Minority Shareholder(s)"	the Condo Minority Shareholders, the Enful Minority Shareholder and the Polycrown Minority Shareholder, as the context may require
"Mr. Cheung"	Mr. Cheung Sui Keung, a director of each of CEC and CCW respectively
"Mr. Keung"	Mr. Keung Chee Cheong, a director of EEL
"Mr. Kong"	Mr. Kong Chi Yeung, who is not a director of EEL as at the Latest Practicable Date, but was a director of EEL from 24 October 1990 to 31 August 2000
"Mr. Leung"	Mr. Leung Pok Ching, a director of PEL
"Mr. Mak"	Mr. Mak Yun Wo, Simon, a director of EEL
"Mr. Ng"	Mr. Ng Tze Kwan, a director of each of CEC and CCW respectively
"Mr. Woo"	Mr. Woo King Kwong, who is not a director of EEL as at the Latest Practicable Date, but was a director of EEL from 18 July 1988 to 22 July 1998
"Mr. Yu"	Mr. Yu Lap On, Stephen, a director of each of CEC and CCW respectively
"OCL"	ONFEM Company Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of the Company
"OFL"	ONFEM Finance Limited, a company incorporated in the BVI and a wholly-owned subsidiary of the Company
"OIL"	ONFEM Investments Limited, a company incorporated in the BVI and a wholly-owned subsidiary of the Company

"ONFEM Group"	the Company and/or its wholly-owned subsidiaries, as the context may require
"PEL"	Polycrown Engineering Limited, a company incorporated in Hong Kong and an indirect 51% non wholly-owned subsidiary of the Company
"PEL Loan"	a loan of a principal amount of HK$7,700,000 granted by OFL to PEL on 11 July 2001 as detailed in Table 8 in the Board Letter
"PHL"	Polycrown Engineering (Holdings) Limited, a company incorporated in the BVI and an indirect 51% non wholly-owned subsidiary of the Company
"PIEL"	Polycrown International Engineering Limited Inc., a company incorporated in the Republic of Panama and an indirect 51% non wholly-owned subsidiary of the Company
"Polycrown Facility"	a banking facility of HK$28,390,000 granted by HSBC to PEL on 15 October 2002 as detailed in Table 11 in the Board Letter
"Polycrown Facility Letter"	a facility letter dated 15 October 2002 from HSBC whereby HSBC has agreed to provide the Polycrown Facility to PEL for up to HK$28,390,000
"Polycrown Group"	PHL and its subsidiaries
"Polycrown Guarantees"	the guarantee and securities granted by the ONFEM Group in relation to the Polycrown Facility, which include a second fixed legal charge and a second supplement to the assignment of rental over ONFEM Tower and a corporate guarantee as detailed in Table 11 in the Board Letter
"Polycrown Minority Shareholder"	the minority shareholder of the Polycrown Group, namely Polyrich Profits Limited (a company incorporated in the BVI and wholly-owned by Mr. Leung), holding 49% of the beneficial interest in PHL
"PRC"	the People's Republic of China

"Registrar"	Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar and transfer office of the Company at Rooms 1901–5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
"Remaining HSBC Facility"	the remaining balance of the HSBC Facility of approximately HK$4,774,000 as at 24 September 2003 as a result of the Repayment
"Remaining HSBC Securities"	an all monies legal charge and an assignment of rental over ONFEM Tower, which are the remaining securities provided by the ONFEM Group on the HSBC Facility (after the Repayment)
"Repayment"	the repayment of approximately HK$45,833,000, which amount included penalty interest of approximately HK$833,000 on the HSBC Facility (part of the Condo Facilities), made by the Company on 1 April 2003
"RMB"	Renminbi, the lawful currency of the PRC from time to time
"Second Announcement"	the Company's announcement dated 18 July 2003
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	the share(s) of HK$0.10 each in the share capital of the Company
"Shareholders"	shareholders of the Company
"SHJQ"	Shanghai Jin Qiao Condo Decoration Engineering Company Limited (上海金橋瑞和裝飾工程有限公司), a Sino-foreign cooperative joint venture in the PRC and a 90.39% non wholly-owned subsidiary of CEC
"SHJQ Facility"	a banking facility of RMB11,000,000 (approximately HK$10,368,000) granted by CMB Sub-branch to SHJQ on 22 July 2002 as detailed in Table 1 in the Board Letter

"SHJQ Minority Shareholder"	the minority investor of SHJQ, namely Shanghai Huayuan Aite Curtain Wall Engineering Company Limited (上海華源愛特幕牆工程有限公司), a company incorporated in the PRC holding 9.61% of the interest in SHJQ
"SHJQ Security"	the security provided by the ONFEM Group in relation to the SHJQ Facility, which includes a pledge of cash deposit as detailed in Table 1 in the Board Letter
"Special General Meeting"	the special general meeting of the Company to be held at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Tuesday, 9 December 2003 at 11:00 a.m. to consider and if thought fit approve the Transactions (for the purpose of complying with the Listing Rules only), a notice of which is set out on pages 61 to 62 of this circular
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Third Announcement"	the Company's announcement dated 10 October 2003
"Transactions"	the three financial assistance transactions to be approved (for the purpose of complying with the Listing Rules only) by the Independent Shareholders at the Special General Meeting, namely the Polycrown Guarantees, the Condo A Loan and the Enful A Loan
"US$"	United States dollars, the lawful currency of the United States of America from time to time
"Wellstep"	Wellstep Management Limited, a company incorporated in the BVI and an indirect 52% non wholly-owned subsidiary of the Company
"ZOBHP"	Zhuhai (Oriental) Blue Horrison Properties Company Limited (珠海東方海天置業有限公司), a Sino-foreign equity joint venture in the PRC and an indirect 80% non wholly-owned subsidiary of the Company
"ZOBHP A Loans"	loans of an aggregate principal amount of RMB12,460,000 (approximately HK$11,744,000) granted by OCL to ZOBHP on 23 and 26 March and 24 April 2001 respectively as detailed in Table 9 in the Board Letter

"ZOBHP B Loan"	a loan of a principal amount of RMB5,000,000 (approximately HK$4,713,000) granted by OCL to ZOBHP on 31 January 2002 as detailed in Table 9 in the Board Letter
"ZOBHP Minority Shareholder"	the minority investor of ZOBHP, namely Zhuhai Shining Metals Group Inc. (珠海鑫光集團股份有限公司), a company incorporated in the PRC holding 20% of the interest in ZOBHP

For the purpose of this circular, translation between Hong Kong dollars and other non-HK$-denominated sums is using exchange rates of HK$7.783 = US$1, HK$1 = RMB1.061 and HK$12.481 = GBP1.

The terms "BDUK", "Condo Minority Shareholders", "Enful Minority Shareholder", "Polycrown Minority Shareholder", "SHJQ Minority Shareholder" and "ZOBHP Minority Shareholder" are defined by reference to records maintained by and information available to the Company. As a result of the ongoing legal actions against the Condo Minority Shareholders and the independency of certain other Minority Shareholders, they are not expected to have updated the Company on any of their changes in personal details.

	2003
Circular despatched	Monday, 10 November
Latest time for lodging forms of proxy for the Special General Meeting	11:00 a.m. on Sunday, 7 December
Special General Meeting	11:00 a.m. on Tuesday, 9 December
Announcement of results of the Special General Meeting	Wednesday, 10 December

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors:
Mr. GAO Dezhu, *Chairman*
Mr. LIN Xizhong
Mr. WANG Xingdong, *Managing Director*
Mr. YAN Xichuan, *Deputy Managing Director*
Mr. QIAN Wenchao
Ms. HE Xiaoli
Mr. LI Shiming#, *Deputy Managing Director*

Independent non-executive Directors:
Mr. LAM Chun, Daniel
Mr. Selwyn MAR
Ms. TAM Wai Chu, Maria

\# *Temporarily suspended from duty and please refer to the section headed "General" for details*

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business in Hong Kong:
18th Floor
China Minmetals Tower
79 Chatham Road South
Tsimshatsui
Kowloon
Hong Kong

10 November 2003

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS

INTRODUCTION

On 10 October 2003, the Company announced the past and ongoing connected transactions as set out in the Third Announcement. As referred to in the First Announcement, a guarantee granted solely by the Company in favour of a bank to secure repayment of indebtedness of certain non wholly-owned subsidiaries of the Company constituted a connected transaction, being provision of financial assistance to connected persons under the Listing Rules as each of CCW and CEC is an indirect non wholly-owned subsidiary of the Company and each of the Condo Minority Shareholders is a connected person under the Listing Rules. As a result, the Company has reviewed previous transactions of the Group to the extent that it is aware of and which are of similar nature. The Company understands that these transactions are regarded by the Stock Exchange as provision of financial assistance to connected persons and thus the Company was in breach of the Listing Rules.

As referred to in the Second Announcement, certain security in the form of a continuing pledge of cash deposit previously provided by the Company in favour of a bank for the renewal of a loan previously granted to a non wholly-owned subsidiary also constituted provision of financial assistance to connected persons under the Listing Rules as SHJQ is an indirect non wholly-owned subsidiary of the Company and each of Mr. Yu, Mr. Ng and Mr. Cheung is a connected person of the Company by virtue of his being (i) a substantial shareholder of SHJQ via CEC and Wellstep; and (ii) a director of each of CEC and Wellstep.

Given that these transactions took place over several years and the changes in personnel of the Company during the past few years, substantial time was required to gather and ascertain the relevant financial information and documents in relation to these transactions. This has inevitably delayed the release of the Third Announcement and this circular. A report setting out details of the transactions of similar nature identified by the Company after such review and which remained outstanding as at 31 March 2003 was submitted by the Company to the Stock Exchange on 20 June 2003. A summary of the transactions contained in the report, the outstanding amount of which has been updated to 30 June 2003, is set out in the Third Announcement. Extracts of those transactions in the report which fall under Rule 14.25(1)(a) or Rule 14.25(2)(a) of the Listing Rules have been included in this circular for information purposes only in respect of certain information not previously disclosed in the Third Announcement. For more information on such transactions, please refer to the Third Announcement for details. All connected transactions referred to in the Third Announcement constituted a breach of the Listing Rules either in relation to disclosure on a timely basis in accordance with Rule 14.25 of the Listing Rules or disclosure and Independent Shareholders' approval on a timely basis in accordance with Rule 14.26 of the Listing Rules.

The Company has also identified a number of other transactions entered into between the non wholly-owned subsidiaries of the Company within the same subsidiary groups which may be deemed to be of financial assistance in nature under the Listing Rules. A further announcement will be made in relation to this matter.

The Independent Board Committee has been appointed to advise the Independent Shareholders on the Transactions, namely the Polycrown Guarantees, the Condo A Loan and the Enful A Loan. Access Capital has been appointed as the independent financial adviser to advise the Independent Board Committee as to the fairness and reasonableness of the terms and conditions of the Transactions.

The purpose of this circular is to provide you with further details of the Transactions in compliance with the requirements of Chapter 14 of the Listing Rules as well as other information which was not included in the Third Announcement for your reference only on the connected transactions under Rule 14.25(1)(a) or Rule 14.25(2)(a) of the Listing Rules, to set out the advice from Access Capital to the Independent Board Committee and the recommendation from the Independent Board Committee to the Independent Shareholders in respect of the Transactions, the notice convening the Special General Meeting to consider and, if thought fit by the Independent Shareholders, approve the Transactions. On the basis that none of the Minority Shareholders or any of their respective associates is a Shareholder, no Shareholder will need to abstain from voting at the Special General Meeting.

INFORMATION RELATING TO THE GROUP, THE CONDO GROUP, THE ENFUL GROUP AND THE POLYCROWN GROUP

i. The Group

The Group is principally engaged in manufacturing and trading, specialised construction contracting and property development and leasing.

ii. Condo Group

The Condo Group is principally engaged in the design, supply and installation of curtain walls, metal roofing, architectural cladding and aluminium window systems in Hong Kong and the PRC. Both CCW and CEC are engaged in the above businesses and also act as investment holding companies and provide management and administrative services to their respective subsidiaries. For shareholding structure of the Condo Group, please refer to Chart 1 under the section headed "Shareholding Structures".

For the year ended 31 December 2002, the audited net losses before and after taxation of CEC were both approximately HK$36,525,000. For the year ended 31 December 2001, the audited net losses before and after taxation of CEC were both approximately HK$68,699,000. The audited negative net tangible assets of CEC were approximately HK$175,260,000 and HK$138,735,000 as at 31 December 2002 and 31 December 2001 respectively.

For the year ended 31 December 2002, the audited net losses before and after taxation of CCW were both approximately HK$57,292,000. For the year ended 31 December 2001, the audited net losses before and after taxation of CCW were both approximately HK$51,442,000. The audited negative net tangible assets of CCW were approximately HK$129,281,000 and HK$71,989,000 as at 31 December 2002 and 31 December 2001 respectively.

As set out in the First Announcement in relation to a number of winding-up petitions presented by certain unsecured trade creditors against CCW and CEC, the Company negotiated with the said trade creditors for settlement of their respective indebtedness. On 17 April 2003, each of CCW and CEC sent to each of their respective Creditors a letter setting out the terms and conditions of the Debt Restructuring Proposals. The Debt Restructuring Proposals were inter-conditional. Since certain conditions precedent to the Debt Restructuring Proposals have not been fulfilled on or before 31 August 2003, the Debt Restructuring Proposals have lapsed in accordance with their terms. On 8 September 2003, an adjourned hearing was held at the Court and winding-up orders against CCW and CEC respectively were made by the Court on the same date. For more information on the Debt Restructuring Proposals, please refer to the Company's announcement dated 11 September 2003.

As a result of such winding-up order against CEC, ICIC issued a demand letter dated 17 September 2003 to each of CEC and the Company respectively demanding full repayment on the ICIC A Facility, a banking facility of HK$7,000,000 granted by ICIC to CEC on 8 March 2002, of approximately HK$7,045,000 as at 16 September 2003 (including loan principal and interest accrued thereon). In view of the fact that (i) the ICIC A Facility had already been fully secured by the Company's pledged fixed deposit and fully reflected in the consolidated accounts of the Group; and (ii) the outstanding balance of the ICIC A Facility (including loan principal and interest accrued thereon) of approximately HK$7,045,000 as at 16 September 2003 is rather small as compared to the unaudited consolidated net tangible assets of the Group of approximately HK$470,047,000 as at 30 June 2003, the then possible realisation of the pledged fixed deposit by ICIC was not expected to have any material adverse impact on the financial position of the Group. The ICIC A Facility was subsequently repaid in full by the Company on 2 October 2003.

In addition, HSBC issued a demand letter dated 25 September 2003 to CEC and a demand letter dated 26 September 2003 to Virtyre Limited (a wholly-owned subsidiary of the Company) respectively demanding immediate repayment on the Remaining HSBC Facility (which is the remaining balance of a loan of HK$47,924,587.65 granted by HSBC to CCW and CEC jointly on 15 October 2002) of approximately HK$4,774,000 as at 24 September 2003 (which is the outstanding balance of the Remaining HSBC Facility) together with further interest to be accrued thereon. In light of the fact that (i) the Remaining HSBC Facility had already been fully secured by the Remaining HSBC Securities and fully reflected in the consolidated accounts of the Group, and (ii) the outstanding balance of the Remaining HSBC Facility of approximately HK$4,774,000 as at 24 September 2003 is rather small as compared to the unaudited consolidated net tangible assets of the Group of approximately HK$470,047,000 as at 30 June 2003, the then demand of repayment of the Remaining HSBC Facility was not expected to have any material adverse impact on the financial position of the Group. The Remaining HSBC Facility was fully repaid by the ONFEM Group on 2 October 2003.

Despite the fact that the Condo Facilities have since been fully repaid, the Stock Exchange is of the view that the transaction constituted a breach of the Listing Rules as the amount exceeded the *de minimis* threshold of Rule 14.25(1) of the Listing Rules.

iii. Enful Group

The Enful Group is principally engaged in high-end fireproof doors, fitting out works, environmental construction engineering and protection projects in Hong Kong and the PRC. EEL is principally engaged in the manufacture, distribution and installation of fireproof materials. For shareholding structure of the Enful Group, please refer to Chart 2 under the section headed "Shareholding Structures".

For the year ended 31 December 2002, the unaudited net losses before and after taxation of EEL were both approximately HK$7,117,000. For the year ended 31 December 2001, the audited net losses before and after taxation of EEL were both approximately HK$6,530,000. The unaudited negative net tangible assets of EEL as at 31 December 2002 and the audited negative net tangible assets of EEL as at 31 December 2001 were approximately HK$37,645,000 and HK$30,528,000 respectively.

iv. Polycrown Group

The Polycrown Group is principally engaged in the electrical and mechanical engineering works relating to fire services, plumbing and drainage and industrial production plant, engineering design, site management, equipment supply and installation in Hong Kong and the PRC. PEL is principally engaged in the electrical and mechanical engineering works. For shareholding structure of the Polycrown Group, please refer to Chart 3 under the section headed "Shareholding Structures".

For the year ended 31 December 2002, the audited net losses before and after taxation of PEL were approximately HK$69,556,000 and HK$70,594,000 respectively. For the year ended 31 December 2001, the audited net losses before and after taxation of PEL were approximately HK$50,779,000 and HK$51,047,000 respectively. The audited negative net tangible assets of PEL were approximately HK$120,307,000 and HK$49,713,000 as at 31 December 2002 and 31 December 2001 respectively.

Each of CCW, CEC, EEL and PEL is an indirect non wholly-owned subsidiary of the Company. At the time when each of the Condo Facilities, Polycrown Facility, the Condo A Loan and the Enful A Loan was effected, each of the Condo Minority Shareholders, Enful Minority Shareholder and Polycrown Minority Shareholder was (and still is) a connected person under the Listing Rules and such provision of financial assistance by the Company (and/or a wholly-owned subsidiary of the Company) to a non wholly-owned subsidiary constituted connected transactions accordingly under the Listing Rules.

PURPOSES AND TERMS OF THE CONNECTED TRANSACTIONS WHICH ARE SUBJECT TO SHAREHOLDERS' APPROVAL

(A) Banking Facilities

CCW, CEC and PEL required the Condo Facilities and Polycrown Facility for the purposes of facilitating their respective business operations.

The Directors are of the opinion that the provisions of the Condo Guarantees and Polycrown Guarantees are fair and reasonable insofar as the interests of the Independent Shareholders are concerned, and the Condo Guarantees and Polycrown Guarantees are on normal commercial terms. The Directors formed such opinion on the bases (i) of the principal terms of the financial assistance provided as set out in Tables 10 and 11 below; (ii) of the particular situation of the Company and the relevant subsidiary/subsidiaries in terms of credit

ranking by third party bank creditors; and (iii) that the Board is not forming any view with retrospective effect, but only for the current status (given that some of the members of the Board were not Directors when each of the Condo Guarantees and Polycrown Guarantees was first given).

Each of the respective values of the Condo Facilities and the Polycrown Facility and the transactions contemplated thereby (including without limitation the Polycrown Guarantees, details of which please refer to Tables 10 and 11) exceeded 3% of the consolidated net tangible assets of the Group as at the latest time prior to 31 March 2003 when the respective facilities were renewed. Accordingly, each of the Condo Facilities and the Polycrown Facility and the transactions contemplated thereby (including without limitation the Polycrown Guarantees) constituted a connected transaction of the Company and should have been subject to approval by the Independent Shareholders in general meeting pursuant to Rule 14.26(6) of the Listing Rules. However, as stated above, the Condo Facilities were fully repaid pursuant to demands made by the relevant banks and as such, the Condo Facilities will no longer be subject to the approval by the Independent Shareholders but will be considered as a breach of the Listing Rules. In so far as the Polycrown Facility is concerned, the Company is not aware of any written or formal renewal/repayment date, the Polycrown Facility continues to be made available to PEL.

(B) Shareholder's Loans

Each of the Condo A Loan and the Enful A Loan was used to finance the general working capital requirement of CEC and EEL respectively (please refer to Tables 12 and 13 for more information).

(1) Condo A Loan

On 21 April 1998, the Company provided the Condo A Loan amounting to HK$1,040,000 to CEC. CEC was suffering continuous losses at that time which amounted to an audited net loss of approximately HK$19,054,000 for the year ended 31 December 1997. No interest was charged and no repayment date was fixed under this loan. The Condo Minority Shareholders also provided their pro-rata share of contribution of HK$960,000 (two of them provided their pro-rata share of contribution at the same time whilst the remaining one provided his pro-rata share of contribution about two months later) to CEC, which was also non interest-bearing.

(2) Enful A Loan

On 27 March 1997, the Company provided the Enful A Loan of an amount of HK$2,587,427 to EEL. EEL was suffering from losses at that time, the audited net loss of which amounted to approximately HK$363,000 for the year ended 31 December 1997. No interest was charged and no repayment date was fixed under this loan. The Enful Minority Shareholder also contributed HK$2,248,235 of its share (albeit 1.51% less than its exact pro-rata share).

The Stock Exchange is of the view that the provisions of the Condo A Loan and the Enful A Loan (details of which please refer to Tables 12 and 13) were not on normal commercial terms as (i) there was no interest charged on the Condo A Loan and the Enful A Loan; (ii) no security was provided by CEC and EEL for the Condo A Loan and the Enful A Loan respectively; and (iii) the risk of default repayment at the first instance is fully borne by the Company as the Enful A Loan was not advanced on an exact pro-rata basis. The Condo A Loan ought to have been in default as a result of a winding-up order made by the Court against CEC on 8 September 2003 while the Enful A Loan is not currently in default. These two transactions should have been subject to approval by the Independent Shareholders in general meeting pursuant to Rule 14.26(6) of the Listing Rules.

SHAREHOLDING STRUCTURES

Chart 1: Simplified Group Chart of the Condo Group


The Company
Mr. Yu
Mr. Cheung
Mr. Ng
100%
100%
100%
100%
Condo Group Limited
Turner Overseas Limited
Silver Lake Asia Corporation
Spirit Sunshine Inc.
16%
16%
16%
52%
52%
CCW (Note)
Wellstep
100%
CEC
SHJQ Minority Shareholder
90.39%
9.61%
SHJQ

Note: Each of the Condo Minority Shareholders holds 16% of the beneficial interest of CCW.

Chart 2: Simplified Group Chart of the Enful Group


The Company
Mr. Mak
Mr. Woo
Mr. Kong
Mr. Keung
22%
26%
30%
22%
100%
Perfect Way Investments Limited
Enful Minority Shareholder
52%
48%
EHL
100%
100%
EEL
EDB

Chart 3: Simplified Group Chart of the Polycrown Group


The Company
Mr. Leung
100%
100%
OIL
Polycrown Minority Shareholder
51%
49%
PHL
100%
PEL

CONNECTED TRANSACTIONS WHICH FALL UNDER RULE 14.25(1)(a) OF THE LISTING RULES IN RESPECT OF CERTAIN INFORMATION NOT PREVIOUSLY DISCLOSED (FOR INFORMATION PURPOSES ONLY)

(I) GUARANTEES AND SECURITIES PROVIDED BY ONFEM GROUP REGARDING BANKING FACILITIES GRANTED TO NON WHOLLY-OWNED SUBSIDIARIES

Condo Group

The SHJQ Facility of up to RMB11,000,000 (approximately HK$10,368,000) granted to SHJQ (Please refer to Table 1 below)

Table 1

The following banking facility is referred to as the "SHJQ Facility".

The security provided by the ONFEM Group for the SHJQ Facility listed under the column headed "Securities provided by ONFEM Group" is referred to as the "SHJQ Security".

Name of subsidiary	Date of transaction	Net tangible assets of the Group applicable at the time of the transaction (HK$)	Financial assistance as percentage of net tangible assets of the Group applicable at the time of the transaction	Banker	Amount of banking facility (RMB)	Balance (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of transaction	Securities provided by ONFEM Group	Counter-indemnities from Condo Minority Shareholders
SHJQ	22 July 2002	636,119,000 as at 31 December 2001	1.63%	CMB Sub-branch	11,000,000 (approximately HK$10,368,000)	9,300,000	To finance working capital requirement	Pledge of cash deposit of HK$11,000,000 on 19 July 2002 with CMB which issued a standby letter of credit of HK$11,000,000	Yes

The SHJQ Facility was renewed on 18 July 2003 and will expire on 15 July 2004. For more information on the terms and conditions of the renewal of the SHJQ Facility, please refer to the Second Announcement.

Enful Group

The Enful Facilities of up to HK$13,000,000 granted to EEL (Please refer to Table 2 below)

Table 2

The following banking facilities are collectively referred to as the "Enful Facilities".

The guarantees and securities provided by the ONFEM Group for the Enful Facilities listed under the column headed "Securities provided by ONFEM Group" are collectively referred to as the "Enful Guarantees".

Name of subsidiary	Date of transaction	Net tangible assets of the Group applicable at the time of the transaction (HK$)	Financial assistance as percentage of net tangible assets of the Group applicable at the time of the transaction	Banker	Amount of banking facility (HK$)	Balance (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of transaction	Securities provided by ONFEM Group	Counter-indemnities from Enful Minority Shareholder (and/or its beneficial shareholders)
EEL	13 June 2002			ICIC	8,000,000	8,032,979.37	To facilitate business operations	Pledge of cash deposit of HK$8,000,000 on 21 June 2002 Corporate guarantee for HK$8,000,000 dated 21 June 2002	Yes
EEL	19 November 2002 (original date: 7 November 2001)			Hang Seng	5,000,000	3,283,217.26	To facilitate business operations	Deed of guarantee for HK$5,000,000 dated 12 November 2001 Pledge of two cash deposits of HK$2,000,000 and HK$3,000,000 on 15 November 2001 and 5 February 2002 respectively	Yes
Total		587,060,000 as at 30 June 2002	2.21%		13,000,000	11,316,196.63			

For the renewal of the ICIC B Facility, ICIC requested the Company (i) to continue the pledge of its fixed deposit of not less than HK$8,000,000 plus accumulated interest; and (ii) to provide continuing corporate guarantee for HK$8,000,000 in its favour with no change in the terms and conditions of the facility. The Board will consider the renewal of this facility in due course (although the original ICIC B Facility should have expired on 30 June 2003, ICIC has not demanded for the repayment of such facility which is secured by the aforesaid pledged deposit and corporate guarantee).

As the value of the continuing ICIC B Guarantees was less than 3% of the unaudited consolidated net tangible assets of the Group as at 30 June 2003, details of this connected transaction, if and when renewed, will be included in the next annual report of the Company in accordance with Rule 14.25(1) of the Listing Rules.

(II) LOANS FROM THE COMPANY TO NON WHOLLY-OWNED SUBSIDIARIES

Condo Group

A. Loans from the Company to CEC (Please refer to Table 3 below)

Table 3

Name of subsidiary	*Date of agreement*	Net tangible assets of the Group applicable at *the time of the* agreement (HK$)	Financial assistance as percentage of net tangible assets of the Group at *the time of the* agreement	*Loan* amount (HK$)	Amount outstanding (including principal and interest *accrued*) as at 30 June 2003 (HK$)	Purpose of the loan	Counter-indemnities from Condo Minority Shareholders
1. The following loans are collectively referred to as the "Condo B Loans".							
CEC	24 March 1998			1,258,000	2,030,407.21	To finance the general working capital requirement	Yes
CEC	30 March 1998			1,400,000	2,343,435.86	To finance the general working capital requirement	Yes
CEC	7 April 1998			1,100,000	1,834,843.64	To finance the general working capital requirement	Yes
CEC	14 April 1998			1,100,000	1,830,306.27	To finance the general working capital requirement	Yes
CEC	24 April 1998			3,800,000	6,284,563.45	To finance the general working capital requirement	Yes
CEC	12 May 1998			5,500,000	9,038,482.08	To finance the general working capital requirement	Yes
CEC	20 May 1998			1,890,000	3,097,171.23	To finance the general working capital requirement	Yes
CEC	21 May 1998			1,000,000	1,638,124.32	To finance the general working capital requirement	Yes
CEC	29 May 1998			2,400,000	3,917,037.66	To finance the general working capital requirement	Yes
Total		1,026,840,000 as at 31 December 1997	1.89%	19,448,000	32,014,371.72		
2. The following loans are collectively referred to as the "Condo C Loans".							
CEC	8 December 1998			15,493,600	702,436.23	To finance the repayment of loan due by CEC to Dao Heng Bank, Limited *(Note A)*	Yes
CEC	16 April 1999			969,653.50	1,390,859.44	To finance the general working capital requirement	Yes
CEC	17 June 1999			1,530,000	2,155,463.54	To finance the working capital requirement	Yes
Total		823,298,000 as at 31 December 1998	2.19%	17,993,253.50	4,248,759.21		

Name of subsidiary	Date of agreement	Net tangible assets of the Group applicable at the time of the agreement (HK$)	Financial assistance as percentage of net tangible assets of the Group at the time of the agreement	Loan amount (HK$)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Counter-indemnities from Condo Minority Shareholders
3. The following loans are collectively referred to as the "Condo D Loans".							
CEC	8 March 2000			7,000,000	9,029,291.86	To finance the working capital requirement	Yes
CEC	13 July 2000 (Draw down date: 20 July 2000)			7,600,000	7,875,363.85	To finance the working capital requirement	Yes
CEC	1 August 2000			1,052,631.58	1,299,383.94	To finance the working capital requirement	Yes
Total		1,000,985,000 as at 31 December 1999	1.56%	15,652,631.58	18,204,039.65		

Note A: On 29 December 1997, Dao Heng Bank, Limited granted a term loan up to US$2,000,000 to CEC on the basis of a charge over the Company's deposit(s) of US$2,000,000 as security for this banking facility. On 8 July 1998, Dao Heng Bank, Limited agreed to extend the maturity date of this banking facility for US$2,000,000 up to 8 January 1999.

B. Loans from the Company to SHJQ (Please refer to Table 4 below)

Table 4

The following loans are collectively referred to as the "Condo E Loans".

Name of subsidiary	Date of agreement	Net tangible assets of the Group applicable at the time of the agreement (HK$)	Financial assistance as percentage of net tangible assets of the Group applicable at the time of the agreement	Loan amount (US$)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Counter-indemnities from Condo Minority Shareholders
SHJQ	25 October 2002 (Draw down date: 1 November 2002)			760,000 (approximately HK$5,915,000)	6,140,443.89 *(Note B)*	To finance the working capital requirement of the German Centre project involving the installation of curtain walls undertaken by SHJQ	Yes
SHJQ	27 December 2002			750,000 (approximately HK$5,837,000)	6,034,338.36 *(Note C)*	To finance the working capital requirement of the German Centre project involving the installation of curtain walls undertaken by SHJQ	Yes
Total		587,060,000 as at 30 June 2002	2.00%	1,510,000 (approximately HK$11,752,000)	12,174,782.25		

Note B: As at 15 August 2003, SHJQ repaid approximately US$793,000 (including principal amount of US$760,000 together with interest of approximately US$33,000, representing approximately HK$6,172,000) in full of the loan of US$760,000 (representing approximately HK$5,915,000) granted by the Company to SHJQ on 25 October 2002.

Note C: On 15 August 2003, SHJQ repaid part of the interest of approximately US$4,000 (representing approximately HK$31,000) of the loan of US$750,000 (representing approximately HK$5,837,000) granted by the Company to SHJQ on 27 December 2002.

Enful Group

Loans from the Company to the Enful Group (Please refer to Table 5 below)

Table 5

Name of subsidiary	Date of agreement	*Net tangible assets* of the Group applicable at the time of the agreement (HK$)	Financial assistance as percentage of *net tangible* assets of the Group applicable at the time of the agreement	Loan amount (HK$)	Amount outstanding *(including* principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Counter-indemnities from Enful *Minority* Shareholder (and/or its beneficial shareholders)	Advances from Enful Minority Shareholder
1. The following loan is referred to as the "Enful B Loan".								
EDB	28 May 1996	914,008,000 as at 31 December 1995	0.44%	4,000,000	8,132,964.94	To finance the import of construction materials into Hong Kong	Yes Deed of counter-indemnity executed by each of Mr. Keung, Mr. Kong, Mr. Mak and Mr. Woo	
2. The following loans are collectively referred to as the "Enful C Loans".								
EEL	28 February 1997			3,000,000	5,592,700.56	To finance the general working capital requirement	Yes	
EEL	20 March 1997			1,000,000	1,853,179.94	To finance the general working capital requirement	Yes	
Total		933,454,000 as at 30 June 1996	0.43%	4,000,000	7,445,880.50			
3. The following loan is referred to as the "Enful D Loan".								
EEL	7 October 1997	909,177,000 as at 30 June 1997	0.18%	1,602,448 (GBP 128,391)	2,783,863.78	To finance the purchase from BDUK of 50% interests in the issued share capital of BFD and the loan due from BFD to BDUK	Yes Deed of counter-indemnity executed by each of Mr. Keung, Mr. Kong, Mr. Mak and Mr. Woo	

Name of subsidiary	Date of agreement	Net tangible assets of the Group applicable at the time of the agreement (HK$)	Financial assistance as percentage of net tangible assets of the Group applicable at the time of the agreement	Loan amount (HK$)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Counter-indemnities from Enful Minority Shareholder (and/or its beneficial shareholders)	Advances from Enful Minority Shareholder
4. The following loans are collectively referred to as the "Enful E Loans".								
EEL	1 May 1998			1,200,000	1,979,698.58	To finance the general working capital requirement	Yes	
EEL	12 May 1998			4,000,000	6,218,013.57	To finance the short term needs of working capital	Yes	
EEL	18 May 1998			2,000,000	3,103,329.39	To finance the short term needs of working capital	Yes	
Total		1,026,840,000 as at 31 December 1997	0.70%	7,200,000	11,301,041.54			
5. The following loans are collectively referred to as the "Enful F Loans".								
EEL	19 October 1998			327,122.75	505,566.90	To finance the short term needs of working capital	Yes	
EEL	27 November 1998			1,850,000	2,801,704.78	To finance the repayment of a banking facility granted by BEA *(Note D)*	Yes	
EEL	15 December 1998			400,000	602,762.38	To finance the repayment of a banking facility granted by BEA *(Note D)*	Yes	
EEL	30 December 1998			1,500,000	2,248,241.92	To finance the repayment of a banking facility granted by BEA *(Note D)*	Yes	
EEL/ EDB	8 January 1999			2,650,000	3,976,506.08	To finance the repayment of a banking facility granted by BEA *(Note D)*	Yes	
Total		886,653,000 as at 30 June 1998	0.76%	6,727,122.75	10,134,782.06			
6. The following loan is referred to as the "Enful G Loan".								
EEL	24 December 2002 (Draw down date: 31 December 2002)	587,060,000 as at 30 June 2002	0.34%	2,000,000	2,059,835.62	To finance the working capital requirement	Yes	HK$800,000 (not proportional to shareholding)

Note D: On 11 July 1998, BEA renewed a banking facility up to HK$33,030,000 to EEL, EDB and BFD on the basis of a corporate guarantee for HK$33,030,000 by the Company in covering credit facilities extended to EEL, EDB and BFD.

(III) LOANS FROM OFL TO NON WHOLLY-OWNED SUBSIDIARIES

Condo Group (Please refer to Table 6 below)

Table 6

Name of subsidiary	Date of agreement	Net tangible assets of the Group applicable at the time of the agreement (HK$)	Financial assistance as percentage of net tangible assets of the Group applicable at the time of the agreement	Loan amount (HK$)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Counter-indemnities from Condo Minority Shareholders
1. The following loans are collectively referred to as the "CEC A Loans".							
CEC	20 February 2001			3,050,000	3,566,240.06	To finance the working capital requirement	Yes
CEC	7 June 2001			3,300,000	3,827,743.81	To finance the working capital requirement in respect of the sub-contract works of Beijing Embassy House involving the installation of curtain walls	Yes
CEC	11 July 2001			967,290	1,092,390.88	To finance the working capital requirement in respect of the sub-contract works of Cheung Sha Wan Project involving the installation of curtain walls	Yes
Total		992,716,000 as at 31 December 2000	0.74%	7,317,290	8,486,374.75		
2. The following loan is referred to as the "CEC B Loan".							
CEC	19 June 2002	636,119,000 as at 31 December 2001	0.38%	2,420,000	2,126,809.96	To finance the working capital requirement	Yes

Enful Group (Please refer to Table 7 below)

Table 7

Name of subsidiary	Date of agreement	Net tangible assets of the Group applicable at the time of the agreement (HK$)	Financial assistance as percentage of net tangible assets of the Group applicable at the time of the agreement	Loan amount (HK$)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Personal guarantees from Mr. Keung and Mr. Mak
1. The following loan is referred to as the "EEL A Loan".							
EEL	19 June 2001	992,716,000 as at 31 December 2000	0.30%	3,000,000	2,883,378.07	To finance the working capital requirement in respect of the sub-contract works of the Sham Tseng Project involving the installation of doors	Yes (together with deposit of share certificates of EHL and related documents as security pursuant to the terms of the deed of guarantee)
2. The following loan is referred to as the "EEL B Loan".							
EEL	30 January 2002	819,297,000 as at 30 June 2001	0.24%	2,000,000	2,172,867.30	To finance the working capital requirement in respect of the sub-contract works of the West Rail Project involving acoustic plaster works	Yes

Polycrown Group (Please refer to Table 8 below)

Table 8

Name of subsidiary	Date of agreement	Net tangible assets of the Group applicable at the time of the agreement (HK$)	Financial assistance as percentage of net tangible assets of the Group applicable at the time of the agreement	Loan amount (HK$)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Counter-indemnities from Mr. Leung
The following loan is referred to as the "PEL Loan".							
PEL	11 July 2001	992,716,000 as at 31 December 2000	0.78%	7,700,000	6,419,602.61	To finance the working capital requirement in respect of the sub-contract works of the Beijing Oriental Plaza Project involving installations of electrical, plumbing and drainage	Yes (together with the execution of a deed of share charge in relation to shares in PHL pursuant to the terms of the loan agreement)

CONNECTED TRANSACTIONS WHICH FALL UNDER RULE 14.25(2)(a) OF THE LISTING RULES IN RESPECT OF CERTAIN INFORMATION NOT PREVIOUSLY DISCLOSED (FOR INFORMATION PURPOSES ONLY)

Loans from OCL to ZOBHP (Please refer to Table 9 below)

Table 9

Date of agreement	Net tangible assets of the Group applicable at the time of the agreement (HK$)	Financial assistance as percentage of net tangible assets of the Group applicable at the time of the agreement	Loan amount (RMB)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Advances from ZOBHP Minority Shareholder
1. The following loans are collectively referred to as the "ZOBHP A Loans".						
23 March 2001			7,000,000 (approximately HK$6,598,000)	7,330,262.51	To finance the working capital requirement	This loan represented 80% of total loan amount requested by ZOBHP. The board of ZOBHP approved and made a written request to the ZOBHP Minority Shareholder for the remaining 20% but the ZOBHP Minority Shareholder did not contribute.
26 March 2001			4,800,000 (approximately HK$4,524,000)	5,009,341.29	To finance the working capital requirement	This loan represented 80% of total loan amount requested by ZOBHP. The board of ZOBHP approved and made a written request to the ZOBHP Minority Shareholder for the remaining 20% but the ZOBHP Minority Shareholder did not contribute.
24 April 2001 (Draw down date: 19 April 2001)			660,000 (approximately HK$622,000)	686,429.82	To finance the working capital requirement	This loan represented 80% of total loan amount requested by ZOBHP. The board of ZOBHP approved and made a written request to the ZOBHP Minority Shareholder for the remaining 20% but the ZOBHP Minority Shareholder did not contribute.
Total	1,008,137,000 as at 30 June 2000	1.16%	12,460,000 (approximately HK$11,744,000)	13,026,033.62		

Date of agreement	Net tangible assets of the Group applicable at the time of the agreement (HK$)	Financial assistance as percentage of net tangible assets of the Group applicable at the time of the agreement	Loan amount (RMB)	Amount outstanding (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of the loan	Advances from ZOBHP Minority Shareholder
2. The following loan is referred to as the "ZOBHP B Loan".						
31 January 2002	819,297,000 as at 30 June 2001	0.58%	5,000,000 (approximately HK$4,713,000)	4,986,913.75	To finance the working capital requirement	This loan represented 80% of total loan amount requested by ZOBHP. The board of ZOBHP approved and made a written request to the ZOBHP Minority Shareholder for the remaining 20% but the ZOBHP Minority Shareholder did not contribute.

CONNECTED TRANSACTIONS WHICH FALL UNDER RULE 14.26 OF THE LISTING RULES

(I) GUARANTEES AND SECURITIES PROVIDED BY ONFEM GROUP REGARDING BANKING FACILITIES GRANTED TO NON WHOLLY-OWNED SUBSIDIARIES

Condo Group

The Condo Facilities of up to HK$54,924,587.65 (notwithstanding it has since been fully repaid) granted to CCW and CEC (Please refer to Table 10 below)

Table 10

The following banking facilities are collectively referred to as the "Condo Facilities".

The guarantees and securities provided by the ONFEM Group for the Condo Facilities listed under the column headed "Securities provided by ONFEM Group" are collectively referred to as the "Condo Guarantees".

Name of subsidiary	Date of transaction	Net tangible assets of the Group as at the time of the transaction (HK$)	Financial assistance as percentage of net tangible assets of the Group applicable at the time of the transaction	Banker	Amount of banking facility (HK$)	Balance (including principal and interest accrued) as at 30 June 2003 (HK$)	Purpose of transaction	Securities provided by ONFEM Group	Counter-indemnities from Condo Minority Shareholders
CEC	8 March 2002			ICIC	7,000,000	7,028,799.76 (approximately 7,045,000 as at 16 September 2003)	To facilitate business operations	Pledge of cash deposit of HK$7,000,000 on 3 April 2002 Corporate guarantee for HK$7,000,000 dated 8 March 2002	Yes (proportional to the 48% shareholding of the Condo Minority Shareholders)
CEC/CCW	15 October 2002 (original date: 30 July 1999)			HSBC	47,924,587.65 jointly available to CEC and CCW	4,775,301.73 (approximately 4,774,000 as at 24 September 2003)	To facilitate business operations	An all monies legal charge and an assignment of rental over ONFEM Tower dated 9 January 2001 (full settlement of the Remaining HSBC Facility on 2 October 2003) Corporate guarantee for HK$45,000,000 dated 21 July 2000 (settlement of guaranteed indebtedness by the Company on 1 April 2003 of approximately HK$45,833,000 which included penalty interest of approximately HK$833,000). Charge over cash deposits of not less than HK$25,000,000 before 25 September 2000 (being offset due to the settlement of guaranteed indebtedness by the Company on 1 April 2003 as above)	Yes (proportional to the 48% shareholding of the Condo Minority Shareholders)
Total		587,060,000 as at 30 June 2002	9.36%		54,924,587.65	11,804,101.49			

For more information on the Condo Facilities, please also refer to subsection (ii) of the section headed "Information Relating to the Group, the Condo Group, the Enful Group and the Polycrown Group" in this letter.

Polycrown Group

The Polycrown Facility of up to HK$28,390,000 granted to PEL (Please refer to Table 11 below)

Table 11

The following banking facility is referred to as the "Polycrown Facility".

The guarantee and securities provided by the ONFEM Group for the Polycrown Facility listed under the column headed "Securities provided by ONFEM Group" are collectively referred to as the "Polycrown Guarantees".

Name of subsidiary	Date of transaction	Net tangible assets of the Group as at the time of the transaction (HK$)	Financial assistance as percentage of net tangible assets applicable at the time of the transaction	Banker	Amount of banking facility (HK$)	Balance (including principal and interest accrued) as at 2 October 2003 (HK$)	Purpose of transaction	Securities provided by ONFEM Group	Counter-indemnities from Mr. Leung
PEL	15 October 2002 (original date: 17 May 2001)	587,060,000 as at 30 June 2002	4.84%	HSBC	28,390,000	28,869,011.41	To facilitate business operations	A second fixed legal charge and a second supplement to the assignment of rental over ONFEM Tower both dated 3 October 2001 Corporate guarantee for HK$28,300,000 dated 31 May 2001	Yes (proportional to the 49% shareholding of the Polycrown Minority Shareholder)

(II) LOANS FROM THE COMPANY TO NON WHOLLY-OWNED SUBSIDIARIES

Condo Group

Loan from the Company to CEC (Please refer to Table 12 below)

Table 12

The following loan is referred to as the "Condo A Loan".

Name of subsidiary	Date of transaction	Net tangible assets of the Group applicable at the time of the transaction (HK$)	Financial assistance as percentage of net tangible assets of the Group applicable at the time of the transaction	Loan amount (HK$)	Amount outstanding as at the Latest Practicable Date (HK$)	Purpose of the loan	Advances from Condo Minority Shareholders
CEC	21 April 1998	1,026,840,000 as at 31 December 1997	0.10%	1,040,000	1,040,000	To finance the general working capital requirement	HK$960,000 (proportional to the 48% shareholding of the Condo Minority Shareholders)

Enful Group

Loan from the Company to EEL (Please refer to Table 13 below)

Table 13

The following loan is referred to as the "Enful A Loan".

Name of subsidiary	Date of transaction	Net tangible assets of the Group applicable at the time of the transaction (HK$)	Financial assistance as percentage of net tangible assets of the Group applicable at the time of the transaction	Loan amount (HK$)	Amount outstanding as at the Latest Practicable Date (HK$)	Purpose of the loan	Counter-indemnities from Enful Minority Shareholder (and/or its beneficial shareholders)	Advances from Enful Minority Shareholder
EEL	27 March 1997	933,454,000 as at 30 June 1996	0.28%	2,587,427	2,587,427	To finance the general working capital requirement	Yes (not proportional to the 48% shareholding of the Enful Minority Shareholder and only covers shortfall in its share of contribution from its exact pro-rata portion of 48% (i.e. approximately 1.51%))	HK$2,248,235 (not proportional to shareholding and please refer to the section headed "Reasons for the ONFEM Group Providing Financial Assistance to Non Wholly-owned Subsidiaries")

REASONS FOR THE ONFEM GROUP PROVIDING FINANCIAL ASSISTANCE TO NON WHOLLY-OWNED SUBSIDIARIES

Each of the Condo Group and the Polycrown Group is in the construction business and insofar as guarantees to the financial institutions are concerned, the Company's experience was that the financial institutions would not accept pro-rata personal guarantees from the Minority Shareholders in lieu of a corporate guarantee from the Company.

In so far as the Condo A Loan and Enful A Loan are concerned, the granting of each of which was based on the Company's experience that the financial institutions would not consider granting unsecured loans to thinly capitalised and loss-making companies.

For the Condo A Loan, the Condo Minority Shareholders have provided their shares of contribution which were pro-rata to their respective shareholdings.

With respect to the Enful A Loan, notwithstanding that the Enful Minority Shareholder has provided its share of contribution of HK$2,248,235 (representing approximately 46.49% of total contribution) which was not pro-rata to its shareholding in EEL (i.e. 48%), such non pro-rata contribution was apparently accepted by the Company possibly due to the immateriality of such shortfall. The Enful Minority Shareholder (and/or its beneficial shareholders) has also provided counter-indemnities to the Company to indemnify the losses and liabilities which the Company may incur under the Enful A Loan due to the shortfalls in its shares of contribution from its exact pro-rata portion of 48% (i.e. approximately 1.51%).

Each of the Condo A Loan and the Enful A Loan is non-interest bearing with no fixed repayment dates.

COUNTER-INDEMNITIES

The following deeds of counter-indemnity, deeds of guarantee and indemnity letters were executed by the following parties in favour of the Company and/or OFL/OIL, wholly-owned subsidiaries of the Company, during the following periods:

Condo Group

1. *Three Deeds of Counter-indemnity all dated 23 March 1998*

Parties: Mr. Yu, Mr. Ng and Mr. Cheung (as Guarantors) in favour of the Company

Scope of Indemnity:

(i) 16% (for each Guarantor) of liability incurred by the Company in connection with any guarantees/ security by the Company to secure the short-term loans and/or overdrafts granted to CCW and/or Wellstep and/or the subsidiaries of CCW and/or Wellstep; and

(ii) 16% (for each Guarantor) of all indebtedness due by CCW and/or Wellstep and/or the subsidiaries of CCW and/or Wellstep to the Company from time to time.

2. *Deed of Counter-indemnity dated 23 March 1998*

Parties:	Silver Lake Asia Corporation (as Guarantor) in favour of the Company
Scope of Indemnity:	(i) 16% of the liability incurred by the Company in connection with any bonds, indemnity, security, guarantees, undertakings and/or covenants by the Company to secure the obligations of CCW and/or Wellstep and/or the subsidiaries of CCW and/or Wellstep and/or their subsidiaries that may be acquired from time to time in the future; and (ii) 16% of all indebtedness due by CCW and/or Wellstep and/or the subsidiaries of CCW and/or Wellstep and/or their subsidiaries that may be acquired from time to time in the future under the relevant loan agreements.

3. *Two Deeds of Counter-indemnity both dated 23 March 1998 (both as supplemented by a letter dated 8 March 2002)*

Parties:	Turner Overseas Limited and Spirit Sunshine Inc. (as Guarantors) in favour of the Company
Scope of Indemnity:	(i) 16% (for each Guarantor) of the liability incurred by the Company in connection with any bonds, indemnity, security, guarantees, undertakings and/or covenants by the Company to secure the obligations of CCW and/or Wellstep and/or the subsidiaries of CCW and/or Wellstep and/or their subsidiaries that may be acquired from time to time in the future; and (ii) 16% (for each Guarantor) of all indebtedness due by CCW and/or Wellstep and/or the subsidiaries of CCW and/or Wellstep and/or their subsidiaries that may be acquired from time to time under the relevant loan agreements; and (iii) 16% (for each Guarantor) of the liability incurred by the Company under the guarantee provided by the Company to ICIC to secure the banking facilities granted to Condo Group, which includes CCW and CEC, under the facility letter dated 8 March 2002.

4. *Deed of Counter-indemnity dated 5 January 1999*

Parties: Mr. Cheung (as Guarantor) in favour of the Company

Scope of Indemnity:

(i) 16% of the liability incurred by the Company in connection with any bonds, indemnity, security, guarantees, undertakings and/or covenants by the Company to secure the obligations of CCW and/or Wellstep and/or the subsidiaries of CCW and/or Wellstep and/or their subsidiaries that may be acquired from time to time in the future; and

(ii) 16% of the liability incurred by the Company under the guarantee provided by the Company to HSBC to secure the banking facilities granted to CCW and/or CEC and/or Eberitt Trading Limited and/or China Star Engineering Limited under the facility letter dated 9 October 1997.

5. *Deed of Counter-indemnity signed by Mr. Yu dated 6 January 1999 (as supplemented by a letter dated 8 March 2002) and Deed of Counter-indemnity signed by Mr. Ng dated 11 January 1999 (as supplemented by a letter dated 8 March 2002)*

Parties: Mr. Yu and Mr. Ng (as Guarantors) in favour of the Company

Scope of Indemnity:

(i) 16% (for each Guarantor) of the liability incurred by the Company in connection with any bonds, indemnity, security, guarantees, undertakings and/or covenants by the Company to secure the obligations of CCW and/or Wellstep and/or the subsidiaries of CCW and/or Wellstep and/or their subsidiaries that may be acquired from time to time in the future; and

(ii) 16% (for each Guarantor) of the liability incurred by the Company under the guarantee provided by the Company to HSBC to secure the banking facilities granted to CCW and/or CEC and/or Eberitt Trading Limited and/or China Star Engineering Limited under the facility letter dated 9 October 1997; and

(iii) 16% (for each Guarantor) of the liability incurred by the Company under the guarantee provided by the Company to ICIC to secure the banking facilities granted to Condo Group, which includes CCW and CEC, under the facility letter dated 8 March 2002.

The Company has commenced legal proceedings on 13 March 2003 against Mr. Yu, Mr. Ng, Mr. Cheung, Turner Overseas Limited, Spirit Sunshine Inc. and Silver Lake Asia Corporation, claiming against each of them certain amounts of money due under the counter-indemnities executed by each of them in favour of the Company. As a result, Mr. Yu, Mr. Cheung, Turner Overseas Limited and Silver Lake Asia Corporation have since retained their legal advisers and have filed their defence. Default judgement granted by the Court had been obtained against Mr. Ng and Spirit Sunshine Inc.. For further information on such legal proceedings, please refer to paragraph 6(a) of the Appendix of this circular.

Enful Group

1. *Four Deeds of Guarantee and Indemnity all dated 28 May 1996*

Parties:	Mr. Keung, Mr. Kong, Mr. Mak and Mr. Woo (as Guarantors) in favour of the Company
Scope of Guarantee:	All indebtedness due by EDB to the Company under the credit facilities letter dated 28 May 1996 made between EDB and the Company

2. *Four Deeds of Guarantee and Indemnity all dated 28 February 1997*

Parties:	Mr. Keung, Mr. Kong, Mr. Mak and Mr. Woo (as Guarantors) in favour of the Company
Scope of Guarantee:	All indebtedness due by EDB to the Company under the credit facilities letter dated 28 February 1997 made between EDB and the Company

3. *Deed of Counter-indemnity dated 27 March 1997*

Parties:	Mr. Kong, Mr. Keung, Mr. Mak, Mr. Woo and the Enful Minority Shareholder in favour of the Company
Scope of Indemnity:	48% of the Company's liability in connection with any bonds, indemnity, security, guarantees, undertakings and/or covenants by the Company to secure the obligations of EHL and its subsidiaries

4. *Four Deeds of Guarantee and Indemnity all dated 7 October 1997*

Parties:	Mr. Keung, Mr. Kong, Mr. Mak and Mr. Woo (as Guarantors) in favour of the Company
Scope of Guarantee:	48% of all indebtedness due by EEL to the Company under a loan agreement dated 7 October 1997 made between EEL and the Company

5. *Four Deeds of Guarantee and Indemnity all dated 17 December 1997*

Parties:	Mr. Keung, Mr. Kong, Mr. Mak and Mr. Woo (as Guarantors) in favour of the Company
Scope of Guarantee:	48% of all indebtedness due by EDB to the Company from time to time under a loan agreement dated 17 December 1997 made between EDB and the Company

6. *Four Deeds of Counter-indemnity all dated 1 May 1998*

Parties:	Mr. Keung, Mr. Kong, Mr. Mak and Mr. Woo (as Guarantors) in favour of the Company
Scope of Indemnity:	48% of all indebtedness due by EHL and its subsidiaries to the Company from time to time under the relevant loan agreements

7. *Deed of Guarantee dated 19 June 2001*

Parties:	Mr. Keung and Mr. Mak in favour of OFL
Scope of Guarantee:	All indebtedness due by EEL to OFL under a loan agreement dated 19 June 2001 made between EEL and OFL

8. *Deed of Guarantee dated 30 January 2002*

Parties:	Mr. Keung and Mr. Mak in favour of OFL
Scope of Guarantee:	All indebtedness due by EEL to OFL under a loan agreement dated 30 January 2002 made between EEL and OFL

Polycrown Group

1. *Deed of Counter-indemnity dated 4 January 1997 (as amended by a supplemental deed dated 1 August 1998)*

Parties:	Mr. Leung (as Guarantor) in favour of the Company
Scope of Indemnity:	49% of all liabilities incurred by the Company in connection with any bonds, indemnity, security, guarantees, undertakings and/or covenants by the Company to secure the obligations of PHL and/or PEL and/or PIEL and/or their subsidiaries from time to time

2. *Deed of Counter-indemnity dated 7 April 1998*

Parties:	Mr. Leung (as Guarantor) in favour of the Company
Scope of Indemnity:	49% of all indebtedness due by PHL and/or PEL and/or PIEL and/or their subsidiaries to the Company from time to time under the relevant loan agreements

3. *Deed of Indemnity dated 11 July 2001*

Parties:	Mr. Leung in favour of OIL and the Company
Scope of Indemnity:	49% of all liabilities incurred by OIL and/or the Company in connection with any guarantee, indemnity, bond, note, undertaking, covenant, assurance and/or any security by the Company and/or OIL to secure the obligations of PHL, PEL and/or PIEL and other subsidiaries of PHL from time to time

4. *Deed of Indemnity dated 11 July 2001*

Parties:	Mr. Leung in favour of OFL
Scope of Indemnity:	49% of all liabilities due by PHL and/or PEL and/or PIEL to OFL

ADDITIONAL MEASURES AND PROCEDURES REGARDING FUTURE CONNECTED TRANSACTIONS

Since becoming aware of the breach of the Listing Rules as informed by the Stock Exchange and as described in this circular, the Company has formulated various measures and put in place additional internal procedures with a view to better improve the compliance procedures regarding connected transactions under the Listing Rules. Such measures include (but not limited to) recruitment of qualified staff, strengthening the internal audit team, periodic reviews of implementation of compliance procedures, more frequent reportings to independent non-executive Directors, training and compliance materials to be prepared and distributed to relevant personnel while the internal procedures will be rigorously enforced at all the relevant departments at the level of the Company as well as its subsidiaries. According to the internal procedures, the head of each relevant department of the Company or the subsidiaries concerned (as the case may be) is obliged to promptly inform the Board of such proposed transaction and the Board will make the final decision as to whether the transaction falls within Chapter 14 of the Listing Rules.

The internal procedures also clearly set out the respective responsibilities of various heads of the relevant departments, well-defined courses of action to be followed and certain confirmation procedures to be performed, in respect of ensuring compliance with Chapter 14 of the Listing Rules prior to carrying out a transaction which falls (or may fall) under Chapter 14 of the Listing Rules.

FINANCIAL EFFECTS OF THE FINANCIAL ASSISTANCE TRANSACTIONS

As for those financial assistance transactions which fall under Rule 14.26 of the Listing Rules (i.e. transactions in Tables 10 to 13), the aggregate outstanding amount was approximately HK$44,301,000 as at 30 June 2003 representing approximately 9.42% of the Group's unaudited consolidated net tangible assets as at 30 June 2003.

The comparison of the outstanding amounts of the financial assistance transactions which fall under Rule 14.26 of the Listing Rules (i.e. transactions in Tables 10 to 13) in the preceding paragraph to the Group's consolidated net tangible assets reflect the proportion of the amount of financial assistances granted by the Group to the value of the Group's net tangible assets, notwithstanding the substantial reduction of such net tangible assets due to the recognition of losses incurred by the relevant subsidiaries over the years upon consolidation of their respective accounts. Consequently, any loss that the Company might incur as a result of the granting of the financial assistances as set out in this circular would have already been covered by such losses of the relevant subsidiaries, as such operating losses are sufficiently large and have been recognised in the Group's consolidated accounts. Whilst it is clear that the losses from the said financial assistances had adverse impact on the Group's financial position spread out over a number of years in the past, as a result of the said losses of the relevant subsidiaries, the net effect is that any residual losses resulting from the granting of the financial assistances would have no material adverse impact on the Group's future financial position.

SPECIAL GENERAL MEETING

A notice convening the Special General Meeting at which three ordinary resolutions in relation to the Transactions will be considered, and if thought fit, approved by the Independent Shareholders (for the purpose of complying with the Listing Rules only) is set out on pages 61 to 62. The controlling Shareholder, being June Glory International Limited, is not interested in the Transactions and therefore it will be eligible to vote at the Special General Meeting.

A form of proxy for use at the Special General Meeting is enclosed. Whether or not you intend to attend the Special General Meeting, you are requested to complete the enclosed form of proxy and return it in accordance with the instructions printed thereon as soon as possible to the Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, and in any event not less than 48 hours before the time appointed for the holding of the Special General Meeting or any adjournment thereof. Completion and return of the form of proxy shall not preclude you from attending and voting in person at the Special General Meeting or any adjourned meeting if you so desire. In the event that you attend the Special General Meeting in person after having returned the form of proxy to the Registrar, your form of proxy will be deemed to have been revoked.

An announcement will be made as soon as practicable following the holding of the Special General Meeting to inform Shareholders and other investors whether the resolutions referred to above were duly passed.

For each of the Transactions, in the event that the relevant Minority Shareholder(s) or any of its associates is a Shareholder (if any), such Shareholder shall be required to abstain from voting on the relevant resolution to be proposed at the Special General Meeting in respect of such Transaction. On the basis that none of the Minority Shareholders or any of their respective associates is a Shareholder, no Shareholder will need to abstain from voting at the Special General Meeting.

BREACH OF THE LISTING RULES

The connected transactions referred to in Tables 1 to 13 constitute a breach of the Listing Rules either in relation to disclosure on a timely basis in accordance with Rule 14.25 of the Listing Rules or disclosure and Independent Shareholders' approval on a timely basis in accordance with Rule 14.26 of the Listing Rules. For those transactions which fall under Rule 14.25(1)(a) of the Listing Rules, please refer to Tables 1 to 8 for more details (for information purposes only in respect of certain information which had not been disclosed in the Third Announcement). For those transactions which fall under Rule 14.25(2)(a) of the Listing Rules, please refer to Table 9 for more details (for information purposes only in respect of certain information which had not been disclosed in the Third Announcement). For those transactions which fall under Rule 14.26 of the Listing Rules, please refer to Tables 10 to 13 for more details.

The Stock Exchange reserves its rights to take appropriate action against the Company and the relevant Directors in relation to the above-mentioned breaches of the Listing Rules.

RECOMMENDATION

Your attention is drawn to the letters from the Independent Board Committee and Access Capital, set out on page 43 and pages 44 to 53 of this circular respectively. The Directors consider that the terms and conditions of the Transactions are fair and reasonable, in so far as the Shareholders and the Company are concerned. The Board also concurs with the Independent Board Committee's opinion in respect of the Transactions. Accordingly, the Board recommends the Independent Shareholders to vote in favour of the resolutions as detailed in the notice of the Special General Meeting set out on pages 61 and 62 of this circular. The controlling Shareholder, June Glory International Limited, has indicated that it will vote in favour of such resolutions.

GENERAL

To provide further information to the Third Announcement, on 19 July 2002, the Company provided the SHJQ Security with CMB which in turn issued on the same date a standby letter of credit of HK$11,000,000 in favour of the CMB Sub-branch. The CMB Sub-branch then granted the SHJQ Facility to SHJQ for a term of one year from 22 July 2002. The SHJQ Facility was renewed on 18 July 2003 and will expire on 15 July 2004.

None of the Minority Shareholders, who should have contributed their pro-rata share of bank guarantees, securities and/or shareholders' loans, is connected with any of the Directors, chief executive or substantial shareholders of the Company, or any of their respective associates, other than being substantial shareholders and/or directors of the companies of the relevant non wholly-owned subsidiary groups to which financial assistance was provided.

Details of Mr. Li Shiming's suspension from acting as a director of the Company were published in the Company's announcement dated 4 February 2002. Mr. Li Shiming was suspended from duty pending the outcome of an investigation of the Independent Commission Against Corruption regarding an allegation of misappropriation of company funds as announced by the Company on 4 February 2002.

Your attention is also drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
On behalf of the Board of
ONFEM Holdings Limited
WANG Xingdong
Managing Director

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

10 November 2003

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS

We refer to the circular dispatched to the Shareholders dated 10 November 2003 (the "Circular") of which this letter forms part. Terms defined in the Circular shall have the same meanings in this letter unless the context otherwise requires.

We have been appointed as members of the Independent Board Committee to advise the Independent Shareholders on the Transactions, details of which are contained in the "Letter From The Board" set out on pages 13 to 42 of the Circular.

We wish to draw your attention to the "Letter From Access Capital" set out on pages 44 to 53 of the Circular. We have discussed the letter and the advice contained therein with Access Capital and have considered it and the various factors contained in the "Letter From the Board". In our opinion, the terms and conditions of the Transactions are fair and reasonable in so far as the Independent Shareholders are concerned. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions to approve the Transactions as detailed in the notice of the Special General Meeting set out on pages 61 and 62 of the Circular.

Yours faithfully,
Independent Board Committee

Selwyn Mar	**Tam Wai Chu, Maria**	**Lam Chun, Daniel**
Independent non-executive Director	*Independent non-executive Director*	*Independent non-executive Director*

The following is the full text of the letter from Access Capital to the Independent Board Committee in relation to certain connected transactions relating to the provision of financial assistance.

ACCESS
CAPITAL
3rd Floor
No. 8 Queen's Road Central
Hong Kong

10 November 2003

The Independent Board Committee of
ONFEM Holdings Limited

Dear Sirs,

CONNECTED TRANSACTIONS

I. INTRODUCTION

We refer to our appointment to advise the Independent Board Committee with regard to certain connected transactions relating to the provision of financial assistance by the ONFEM Group to Polycrown Engineering Limited ("PEL"), Condo Engineering (China) Limited (in liquidation) ("CEC") and Enful Engineering Limited ("EEL") (all of which are non wholly-owned subsidiaries of the Company) respectively ("Financial Assistance Connected Transactions"), details of which are contained in the "Letter from the Board" set out on pages 13 to 42 of the circular to the Shareholders dated 10 November 2003 (the "Circular"), of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular, unless the context otherwise requires.

The Board currently comprises (i) seven executive Directors, namely Messrs. Gao Dezhu, Lin Xizhong, Wang Xingdong, Yan Xichuan, Qian Wenchao, Li Shiming (who has been temporarily suspended from duty since 4 February 2002 pending the outcome of an investigation of the Independent Commission Against Corruption regarding an allegation of misappropriation of company funds as announced by the Company on 4 February 2002) and Ms. He Xiaoli; and (ii) three independent non-executive Directors, namely Messrs. Selwyn Mar, Lam Chun, Daniel and Ms. Tam Wai Chu, Maria.

Given that Messrs. Gao Dezhu, Lin Xizhong, Wang Xingdong, Yan Xichuan, Qian Wenchao, Li Shiming and Ms. He Xiaoli are executive Directors, the Independent Board Committee comprising Messrs. Selwyn Mar, Lam Chun, Daniel, and Ms. Tam Wai Chu, Maria, has been established to consider the terms of the Financial Assistance Connected Transactions and advise the Independent Shareholders. We have been appointed to advise the Independent Board Committee as to whether the terms of the Financial Assistance Connected Transactions are fair and reasonable, in so far as the Independent Shareholders are concerned, and to give our opinion in relation to the Financial Assistance Connected Transactions for the Independent Board Committee's consideration in making its recommendation to the Independent Shareholders.

In formulating our advice, we have relied solely on the statements, information, opinions and representations contained in the Circular and the information and representations provided to us by the Company and the Directors. We have assumed that all such statements, information, opinions and representations contained or referred to in the Circular or otherwise provided or made or given by the Company and the Directors and for which it is/they are solely responsible were true, accurate and valid at the time they were made and given and continue to be true, accurate and valid as at the date of the Circular. We have assumed that all the opinions and representations made or provided by the Company and/or the Directors contained in the Circular have been reasonably made after due and careful enquiry. We have also sought and obtained confirmation from the Company and the Directors that no material facts have been omitted from the information provided and referred to in the Circular.

We consider that we have reviewed sufficient information and documents which are currently available to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis for our opinions. We have no reason to doubt the truth, accuracy and completeness of the statements, information, opinions and representations provided to us by the Company, the Directors and their respective advisers or to believe that material information has been withheld or omitted from the information provided to us or referred to in the aforesaid documents. We have not, however, carried out an independent verification of the information provided, nor have we conducted an independent investigation into the business and affairs of the Company or any of its subsidiaries.

II. PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our recommendation, we have taken into consideration the following principal factors and reasons:

1. Background to, reasons for and the terms of the Financial Assistance Connected Transactions; and the Listing Rules implications

(a) Background information

On 10 October 2003, the Company announced certain connected transactions which took place during the period from 1996 to 2002 and which were still outstanding as at 31 March 2003. With regard to the three Financial Assistance Connected Transactions as discussed in this letter, Shareholders should note that as at the Latest Practicable Date they were still outstanding. Details of these transactions are set out in the "Letter from the Board".

It is noted that the Group is principally engaged in manufacturing and trading, specialised construction contracting and property development and leasing business, and each of PEL, CEC and EEL is an indirect non wholly-owned subsidiary of the Company. Hence, any transactions entered into between each of the aforesaid companies and the Group might constitute connected transactions as defined under Chapter 14 of the Listing Rules.

According to the Directors, the principal business of each of the Polycrown Group (including PEL), the Condo Group (including CEC) and the Enful Group (including EEL) is as follows:

- The Polycrown Group is principally engaged in the electrical and mechanical engineering works relating to fire services, plumbing and drainage and industrial production plants, engineering design, site management, equipment supply and installation in Hong Kong and the PRC.

- The Condo Group is principally engaged in the design, supply and installation of curtain walls, metal roofing, architectural cladding and aluminium window systems in Hong Kong and the PRC.

- The Enful Group is principally engaged in high-end fireproof doors, fitting out works, environmental construction engineering and protection projects in Hong Kong and the PRC.

(b) Reasons for the Financial Assistance Connected Transactions

(i) The Polycrown Facility and the Polycrown Guarantees

According to the information available to the Directors, PEL required the Polycrown Facility in order to facilitate its business operations.

(ii) The Condo A Loan and the Enful A Loan

According to the information available to the Directors, the Condo A Loan and the Enful A Loan (both of which are non interest-bearing) were used to finance the general working capital requirement of the relevant non wholly-owned subsidiaries.

(c) Terms of the Financial Assistance Connected Transactions

Details of the terms of the Polycrown Facility and the Polycrown Guarantees, the Condo A Loan and the Enful A Loan are set out in the "Letter from the Board".

(i) The Polycrown Facility and the Polycrown Guarantees

It is noted that the Directors are of the opinion that the provision of the Polycrown Guarantees are fair and reasonable insofar as the interest of the Independent Shareholders are concerned, and that the Polycrown Guarantees are based on normal commercial terms.

The Directors have formed their opinion on the bases of (i) the principal terms of the financial assistance provided, as set out in Table 11 in the "Letter from the Board"; (ii) the Company's and PEL's credit ranking from a third party bank creditor; and (iii) the fact that the Board is not forming any view with retrospective effect, but only with reference to the current situation (given that some of the members of the Board were not Directors when each of the Condo Guarantees and Polycrown Guarantees was first given).

Although the Polycrown Guarantees provided by the ONFEM Group in relation to the Polycrown Facility are not proportional to the Company's equity interest in PEL, and there was no reciprocal security provided by the Polycrown Minority Shareholder to the ONFEM Group (apart from a counter-indemnity as mentioned below), we have taken into account that (i) the fact that the Polycrown Guarantees were provided in favour of an

independent third party bank creditor not connected with the directors, chief executive, or substantial shareholders of the Company, or any of its subsidiaries, or their respective associates; (ii) the existence of a possible difference in credit assessments or perception vis-à-vis the credit standings of the Company (being a company listed on the Stock Exchange) and the Polycrown Minority Shareholder (being a private company) (based upon the Company's experience that the financial institutions would not accept pro-rata personal guarantees from the Minority Shareholders in lieu of a corporate guarantee from the Company), which would precipitate the bank creditor's need to insist on seeking comfort from the Company beyond a pro-rata arrangement; and (iii) PEL's need for funding in order to facilitate its business operations and for its expected business expansion, at the time the Polycrown Facility was granted, we view the provision of the Polycrown Guarantees at the time the Polycrown Facility was granted to be reasonable and justifiable.

Mr. Leung, the 100% beneficial shareholder of the Polycrown Minority Shareholder, has provided a counter-indemnity to the Company to indemnify his pro-rata portion of the losses and liabilities which the ONFEM Group may incur under the Polycrown Facility. In essence, the Company is exposed to the credit risk of the Polycrown Minority Shareholder. Shareholders should note that (i) Mr. Leung is the ultimate beneficial owner of the Polycrown Minority Shareholder and the financial performance of PEL would be aligned with the interest of Mr. Leung; (ii) the financial performance of PEL would be affected by the daily management and operation of PEL; and (iii) Mr. Leung is a member of the management team of PEL and involved in the management work of PEL. Given that Mr. Leung, PEL, the Company and the Shareholders are expected to seek reasonable return from their investments in PEL, we believe they share a common goal and similar interests. Hence, the Directors consider that it is reasonable and justifiable for the Company to accept the counter-indemnity provided by Mr. Leung, as the financial performance of PEL would be aligned with the interest of this minority shareholder (who will be personally liable under the counter-indemnity) which would, in turn, be aligned with the interests of PEL, the Company, and the Shareholders as a whole.

Shareholders should also note that the Company is not aware of any written or formal renewal of the Polycrown Facility and such facility continue to be made available to PEL. Shareholders should also note that the Company has received legal advice that the provision of the Polycrown Guarantees cannot be legally unwound. If the Polycrown Guarantees were ceased to be provided or terminated, the bank creditor may demand for the immediate repayment of the outstanding bank indebtedness. According to the audited financial statements of PEL for the two years ended 31 December

2001 and 2002, PEL has incurred consecutive net losses and recorded substantial negative net assets. Given the current financial situation of PEL, it is unlikely that PEL could repay the outstanding bank loan immediately. In the event that PEL is unable to repay the bank loan, the Company, being the guarantor of the Polycrown Facility, would have to settle the outstanding bank indebtedness under the Polycrown Facility, which amounted to approximately HK$28,184,000 as at 2 October 2003, which would, in turn, exert an adverse impact on the cash position of the ONFEM Group or assets of the ONFEM Group due to the securities provided.

After taking into account the factors and the circumstances mentioned in the paragraphs above, we concur with the view of the Directors that the arrangement represents the only practical solution for PEL to obtain the Polycrown Facility and, from this perspective, the arrangement under the Polycrown Guarantees is in the interests of the Company and the Shareholders as a whole for the context in which the Polycrown Facility was granted. Accordingly, we recommend that the Independent Shareholders to vote in favour of the resolution to approve this ongoing connected transaction.

(ii) The Condo A Loan and the Enful A Loan

Condo A Loan

On 21 April 1998, the Company provided the Condo A Loan amounting to HK$1,040,000 to CEC. No interest was charged and no repayment date was fixed under this loan. The Condo Minority Shareholders also provided their pro-rata contribution of HK$960,000 to CEC (two of them provided their pro-rata contribution at the time the Condo A Loan was granted to CEC, whilst the remaining one provided his pro-rata contribution about two months later), which was also non interest-bearing. On the basis that both the Condo A Loan and the HK$960,000 pro-rata contribution were treated equally, the Board is of the opinion that the contributions made to the Condo A Loan were equitable and that they were made based on the shareholdings of the respective shareholders.

Although no interest was charged on the Condo A Loan and no security was provided by CEC, Shareholders should note that the Condo Minority Shareholders also provided their pro-rata contribution of HK$960,000 and that no interest was charged by the Condo Minority Shareholders. Accordingly, we consider that the funding cost to the respective shareholders were shared on a pro-rata basis, and thus it was reasonable for both the Company and the Condo Minority Shareholders to agree to waive interest charges on the loan.

In addition, the Directors consider that at the time of the grant of the Condo A Loan in 1998, the credit/loan market situation at that time was relatively tight, and it is uncertain as to whether CEC was able to obtain external financing under the market situation at that time.

Taking into account (i) the working capital requirement of CEC at the time the Condo A Loan was granted; (ii) the financial situation of CEC at that time (which was suffering from continuous losses at that time which amounted to an audited net loss of approximately HK$19,054,000 for the year ended 31 December 1997), it is normal to expect that CEC would face difficulties in seeking external financing at that time (based upon the Company's experience that the financial institutions would not consider granting unsecured loans for thinly capitalised and loss making companies); and (iii) the equality in treatment among the Company and the Condo Minority Shareholders, we view that the provision of the Condo A Loan to be reasonable and justifiable and that this loan is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders to vote in favour of the resolution to approve this ongoing connected transaction.

Enful A Loan

On 27 March, 1997, the Company provided the Enful A Loan in the amount of HK$2,587,427 to EEL. No interest was charged and no repayment date was fixed under this loan. The Enful Minority Shareholder also contributed HK$2,248,235 of its share (albeit 1.51% less than its exact pro-rata share). Although the Enful Minority Shareholder's contribution is 1.51% less than its exact pro-rata share, Shareholders should note that the difference in dollar terms is not material.

Although both the Company and the Enful Minority Shareholder have not charged any interest on the Enful A Loan, we consider the funding cost to the respective shareholders of EEL were shared on a pro-rata basis and thus it is reasonable that both the Company and the Enful Minority Shareholder would agree to waive any interest charges on the loan.

Taking into account (i) the working capital requirement of EEL at the time the Enful A Loan was granted; (ii) the financial situation of EEL at that time (which was suffering from an audited net loss of approximately HK$363,000 for the year ended 31 December 1997), it is normal to expect that EEL would face difficulties in seeking external financing at that time (based upon the Company's experience that the financial institutions would not consider granting unsecured loans for thinly capitalised and loss making companies); (iii) the fact that the Enful Minority Shareholder has also

contributed HK$2,248,235 of its share (albeit 1.51% less than its exact pro-rata share, but was apparently accepted by the Company possibly due to the immateriality of such shortfall); and (iv) the fact that both the Company and the Enful Minority Shareholder have not received interest, we view the provision of the Enful A Loan to be reasonable and justifiable and it is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution to approve this ongoing connected transaction.

(d) The Listing Rules implications

(i) The Polycrown Facility and the Polycrown Guarantees

The Polycrown Facility exceeded 3% of the consolidated net tangible assets of the Group as at the latest time prior to 31 March 2003, when the Polycrown Facility was renewed. Accordingly, the Polycrown Facility and the Polycrown Guarantees together constituted a connected transaction with respect to the Company and should have been subject to approval by the Independent Shareholders in a general meeting pursuant to Rule 14.26(6) of the Listing Rules.

As mentioned in paragraph 1(c) above, Shareholders should note that the transaction has already occurred and can not be legally unwound. The Special General Meeting is being convened to consider, and if appropriate to approve the ongoing connected transaction(s). Shareholders should also note that without the consent of the bank creditor, it is not legally possible for the Company to unilaterally cease or terminate the obligation of the Company under the Polycrown Guarantees irrespective of the voting outcome of the relevant resolution at the Special General Meeting. Also irrespective of the voting outcome, the Company will be liable for the repayment of the Polycrown Facility as guarantor if (but only if) the bank creditor demands for repayment and PEL fails to do so.

(ii) The Condo A Loan and the Enful A Loan

As stated in the "Letter from the Board", the Stock Exchange is of the view that the provisions of the Condo A Loan and the Enful A Loan were not on normal commercial terms as (i) there was no interest charged on the Condo A Loan and the Enful A Loan; (ii) no security was provided by CEC and EEL for the Condo A Loan and the Enful A Loan respectively; and (iii) the risk of default repayment at the first instance is fully borne by the Company as the Enful A Loan was not advanced on an exact pro-rata basis. These two transactions should have been subject to approval by the Independent Shareholders in general meeting pursuant to Rule 14.26(6) of the Listing Rules.

Shareholders should note that the Company has received legal advice that both the Condo A' Loan and the Enful A Loan could not be legally unwound. The Special General Meeting is being convened to consider, and if appropriate to approve the ongoing connected transaction(s). Both the Condo A Loan and the Enful A Loan have already been fully provided in the financial accounts of the Company, and hence, the Directors are of the view that the provision of such loans will not have any future financial impact on the Company. In addition, as CEC is currently under liquidation, Shareholders should note that there is a possibility that the loan may remain outstanding under the liquidation; however, the Directors consider the prospects of recovery of the Condo A Loan to be negligible, even if the loan was to remain outstanding under the liquidation and irrespective of the voting outcome of the relevant resolution at the Special General Meeting.

2. Financial effects to the Group as a result of the Financial Assistance Connected Transactions

According to the Directors, any loss that the Company might incur as a result of the Financial Assistance Connected Transactions would have already been covered by the losses incurred by the relevant subsidiaries over the years upon consolidation of their respective accounts in the Group's previous consolidated accounts. Accordingly, the Directors are of the view that any residual losses resulting from the Financial Assistance Connected Transactions would have an immaterial impact (if any) on the Group's financial position. We concur with the view of the Directors.

3. Remedial measures taken by the Board to prevent future breach of the Listing Rules

Since becoming aware of the breach of the Listing Rules as informed by the Stock Exchange and as described in the "Letter from the Board", the Company has formulated various measures and put in place additional internal procedures with a view to better improving the compliance procedures regarding connected transactions under the Listing Rules.

Such measures include (but are not limited to) recruitment of qualified staff, strengthening the internal audit team, periodic reviews of implementation of compliance procedures, more frequent reporting to independent non-executive Directors, training and preparation and distribution of compliance materials to relevant personnel while the internal procedures will be rigorously enforced in all the relevant departments at the level of the Company as well as the subsidiaries. According to the internal procedures, the head of each relevant department of the Company or the subsidiaries concerned (as the case may be) is obliged to promptly inform the Board of such proposed transaction and the Board will make the final decision as to whether the transaction falls within

Chapter 14 of the Listing Rules. We believe the aforesaid measures are adequate to minimize the likelihood of any future breach of the Listing Rules and to provide sufficient safeguards for the Shareholders.

III. RECOMMENDATION

Shareholders should note that the Directors believe that if the circumstances and the reasons behind the Financial Assistance Connected Transactions were put to consideration by the Shareholders in a timely manner, it would have allowed the Independent Shareholders to appraise the relevant issues at the relevant time when the transactions involved occurred, and any independent board committee would also have considered the issues on the Financial Assistance Connected Transactions based on the information then available.

We have considered the above principal factors and reasons and have, in particular, taken into account (i) the terms of the Financial Assistance Connected Transactions and the Listing Rules implications; and (ii) the financial effects to the Group as a result of the Financial Assistance Connected Transactions, we accept the Director's view and explanation that the arrangements under such transactions were dictated by circumstances faced by the Company as explained above and are reasonable and justifiable and are in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolution(s) to approve the Financial Assistance Connected Transactions which will be proposed at the Special General Meeting.

Yours faithfully,
For and on behalf of
Access Capital Limited
Jeanny Leung
Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors (except Mr. Li Shiming who has been temporarily suspended from duty since 4 February 2002 and has been unable to be contacted as at the Latest Practicable Date) collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts not contained in this circular the omission of which would make any statement herein misleading.

2. EXPERT

The followings are the qualifications of the expert who has given opinions or advice contained in this circular:

Name	Qualifications
Access Capital	A deemed licensed corporation under the SFO permitted to engage in types 1, 4, 6 and 9 of the regulated activities as defined in the SFO

Access Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion of the texts of its letter and references to its name, in the form and context in which it respectively appears.

3. DISCLOSURE OF INTERESTS

(a) Interests in the Company

As at the Latest Practicable Date, the interests of the Directors and the chief executive of the Company in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of the SFO), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are

taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, as recorded in the register kept by the Company pursuant to section 352 of the SFO, were as follows:

Interests in Shares

Name of Director	Nature of interest	Number of Shares held
He Xiaoli	Personal	20,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or the chief executive of the Company or any of their associates had any personal, family, corporate or other interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

(b) As at the Latest Practicable Date, none of the Directors is materially interested in any contract or arrangement subsisting at the Latest Practicable Date, which is significant in relation to the business of the Group.

(c) As at the Latest Practicable Date, none of the Directors had entered, or proposed to enter into a service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

(d) As at the Latest Practicable Date, none of Centurion or Access Capital had any shareholding in any member of the Group and neither of them had any right or option to subscribe for or nominate persons to subscribe for shares in any member of the Group.

(e) As at the Latest Practicable Date, none of the Directors, Centurion or Access Capital had any direct or indirect interest in any asset which had been acquired, or disposed of by, or leased to the Company, or was proposed to be acquired, or disposed of by, or leased to the Company, since 31 December 2002, the date to which the latest published audited consolidated accounts of the Group were made up.

4. SUBSTANTIAL SHAREHOLDERS

(a) As at the Latest Practicable Date, according to the register of interests kept by the Company under section 336 of the SFO, the following entities have interests in the Shares which fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO:

Name	Number of Shares held	Percentage of total issued Shares
China National Metals and Minerals Import and Export Corporation *(Note)*	416,009,928	53.87%
China Minmetals H.K. (Holdings) Limited ("Minmetals HK") *(Note)*	416,009,928	53.87%
June Glory International Limited ("June Glory")	416,009,928	53.87%

Note: By virtue of the SFO, these companies are deemed to be interested in the 416,009,928 Shares held by June Glory without taking into account the remaining Shares which June Glory may acquire pursuant to the unconditional cash offer for all the issued Shares (other than those already owned or agreed to be acquired by June Glory or parties acting in concert with it) by BNP Paribas Peregrine Capital Limited on behalf of June Glory, as disclosed in the joint announcement of the Company, June Glory and Minmetals HK dated 16 October 2003 and the composite offer document jointly issued by the Company, June Glory and Minmetals HK dated 5 November 2003.

Save as disclosed above, there was no person known to the Directors or the chief executive of the Company, other than the Directors or the chief executive of the Company, who, as at the Latest Practicable Date, had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

(b) As at the Latest Practicable Date, so far as was known to the Directors and the chief executive of the Company, the persons, other than a Director or chief executive of the Company, who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group (other than the Company) and the amount of such persons' interests in such securities were as follows:

Name of subsidiary of the Company	Name of substantial shareholder	Interest in the share capital/ equity interest	Percentage
Apex Dragon Consultants Limited*	Wong Sik Woon	333 shares	33.30%
Apex Dragon Consultants Limited*	Cordia Asia Limited	100 shares	10.00%
Apex Dragon E & M Engineering Co., Limited	Wong Sik Woon	333 shares	33.30%
Apex Dragon E & M Engineering Co., Limited	Cordia Asia Limited	100 shares	10.00%
Best High Development Limited	Fair King Investment Limited	20 shares	20.00%
Brittaland Investments Limited	Fair King Investment Limited	10 shares	10.00%
Brittaland Investments Limited	Chan Kwok Hing	29 shares	29.00%
CCW	Mr. Yu	120,000 shares	16.00%
CCW	Mr. Cheung	120,000 shares	16.00%
CCW	Mr. Ng	120,000 shares	16.00%
Charm Ace Investment Limited	Lok Mei Yee	30 shares	30.00%
Charm Ace Investment Limited	Honour King Limited	19 shares	19.00%

Name of subsidiary of the Company	Name of substantial shareholder	Interest in the share capital/ equity interest	Percentage
EHL#	Enful Minority Shareholder	4,800 shares	48.00%
Jaeson Aerosol Company Limited#	Chan Wang Kay	20 shares	20.00%
PHL	Polycrown Minority Shareholder	49 shares	49.00%
Wellstep	Turner Overseas Limited	4,800 shares	16.00%
Wellstep	Silver Lake Asia Corporation	4,800 shares	16.00%
Wellstep	Spirit Sunshine Inc.	4,800 shares	16.00%
ZOBHP	ZOBHP Minority Shareholder	RMB8,800,000	20.00%

* *In liquidation*

\# *Holders of non-voting deferred shares are ignored*

Save as disclosed above, there was no person known to the Directors or the chief executive of the Company, who, as at the Latest Practicable Date, was directly or indirectly interested in 10% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group, or any options in respect of such capital.

5. MATERIAL ADVERSE CHANGE

Save as disclosed in the Board Letter and the composite offer document jointly issued by the Company, June Glory and Minmetals HK dated 5 November 2003, the Directors are not aware of any material adverse changes in the financial or trading position of the Group since 31 December 2002, the date to which the latest published audited consolidated accounts of the Group were made up.

6. LITIGATION

(a) On 13 March 2003, the Company commenced legal proceedings in Hong Kong against Mr. Yu, Mr. Ng and Mr. Cheung, as well as companies controlled by them (namely Turner Overseas Limited, Spirit Sunshine Inc. and Silver Lake Asia Corporation respectively). The claims are based on counter-indemnities executed on 23 March 1998, 5, 6 and 11 January 1999 by the defendants in favour of the Company as referred to in items 1, 2, 3, 4 and 5 in the section headed "Counter-Indemnities" for the Condo Group in the Board Letter in respect of the liabilities and obligations covered by those counter-indemnities as more particularly described in that section. The principal amount claimed in the action is about HK$16,400,000 approximately together with interest and costs against each defendant.

On 8 April 2003 and 16 June 2003, the Company obtained judgment against Mr. Ng and Spirit Sunshine Inc. The Company has also applied for summary judgment against the other defendants and the application has been heard by the Court on 7 November 2003 and has further been adjourned by the Court to be heard on 10 November 2003.

(b) On 12 March 2003, the Company commenced legal proceedings in Hong Kong against (i) its former Director, Mr. Cui Guisheng; (ii) its former financial controller, Mr. Ip Shu Wah Reginald; (iii) Jointstock Investments Limited; (iv) ICEA Financial Services Limited; and (v) Gold Light Development Limited. The Company's claims are for the sum of approximately HK$20,000,000 in connection with or arising out of the Company's purported participation in a purported HK$20,000,000 loan from Jointstock Investments Limited to ICEA Financial Services Limited.

The defendants (except Gold Light Development Limited) have instructed legal advisers to defend the claims. An order has been made by the Court to stay the legal action against Mr. Cui Guisheng, pending the determination of criminal proceedings against him in relation to certain transactions involved in the action. The proceedings of the Company against the other defendants are ongoing but no date has been fixed yet for the trial.

Further details of the transactions have been announced by the Company in its announcements dated 1 February 2002, 4 February 2002 and 8 July 2002 respectively,

Save as disclosed above, as at the Latest Practicable Date, none of the Company or any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against either the Company or any of its subsidiaries.

7. GENERAL

(a) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(b) The principal registrar of the Company is Butterfield Fund Services (Bermuda) Limited at Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda.

(c) The Hong Kong branch registrar of the Company is Computershare Hong Kong Investor Services Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d) The secretary of the Company is Ms. Siu Tin Ho, an associate member of The Hong Kong Institute of Company Secretaries.

(e) The English text of this circular shall prevail over the Chinese text.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at 18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong, except public holidays, up to and including the date of the Special General Meeting:

(a) the Documents;

(b) the letter of advice from Access Capital to the Independent Board Committee, the text of which is set out on pages 44 to 53 in this circular;

(c) the letter of recommendation from the Independent Board Committee to the Independent Shareholders, the text of which is set out on page 43 in this circular; and

(d) the written consent from Access Capital as referred to in the paragraph headed "Expert" above.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that a special general meeting of ONFEM Holdings Limited (the "Company") will be held at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Tuesday, 9 December 2003 at 11:00 a.m. for the purpose of considering and, if thought fit, passing, with or without modification, each of the following resolutions as an ordinary resolution of the Company:

ORDINARY RESOLUTIONS

1. "**THAT** the acceptance of the Polycrown Facility (as defined in the circular of the Company dated 10 November 2003 to its shareholders containing the notice convening this meeting (the "Circular")) the terms of which are set out in a letter (a copy of which marked "A" has been produced to the meeting and signed by the chairman of this meeting for the purpose of identification) issued to Polycrown Engineering Limited by The Hongkong and Shanghai Banking Corporation Limited dated 15 October 2002 in relation to the renewal of the Polycrown Facility (details of which are set out in the Circular) and all transactions contemplated thereby (including without limitation the Polycrown Guarantees (as defined in the Circular)) be and are hereby approved, ratified and confirmed as required by and for the purpose of complying with the Listing Rules only."

2. "**THAT** the provision of a loan of HK$1,040,000 to Condo Engineering (China) Limited (in liquidation) (details of which are set out in the Circular and in the document marked "B" which has been produced to the meeting and signed by the chairman of the meeting for the purpose of identification) and all transactions contemplated thereby be and are hereby approved, ratified and confirmed as required by and for the purpose of complying with the Listing Rules only."

3. "**THAT** the provision of a loan of HK$2,587,427 to Enful Engineering Limited (details of which are set out in the Circular and in the document marked "C" which has been produced to the meeting and signed by the chairman of the

meeting for the purpose of identification) and all transactions contemplated thereby be and are hereby approved, ratified and confirmed as required by and for the purpose of complying with the Listing Rules only."

By Order of the Board
WANG Xingdong
Managing Director

Hong Kong, 10 November 2003

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
18th Floor
China Minmetals Tower
79 Chatham Road South
Tsimshatsui, Kowloon
Hong Kong

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote on his/her behalf. A proxy need not be a member of the Company.

2. A form of proxy for use at the meeting is enclosed.

3. To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of that power or authority), must be deposited at the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible, and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting should they so desire.

此乃要件　請即處理

閣下如對本通函任何內容或應採取之行動**有任何疑問**，應諮詢持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之東方有色集團有限公司股份全部售出或轉讓，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

關連交易

東方有色集團有限公司之財務顧問

盛百利財務顧問有限公司

獨立董事委員會之獨立財務顧問

ACCESS CAPITAL

卓怡融資有限公司

獨立董事委員會函件（定義見本通函）載於本通函第43頁。卓怡融資有限公司向獨立董事委員會提供意見及建議而發出之函件載於本通函第44至53頁。

東方有色集團有限公司謹訂於二零零三年十二月九日星期二上午十一時正假座香港灣仔港灣道1號會展廣場西南座皇朝會7樓會議室舉行股東特別大會，大會通告載於本通函第61至62頁。本通函隨附股東特別大會上使用之代表委任表格。無論　閣下是否準備出席大會，務請依照隨附之代表委任表格上印列之指示填妥並儘快將表格交回股份過戶登記處（定義見本通函），香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室，惟無論如何須於大會或其任何續會指定舉行時間48小時前送達。填妥及交回代表委任表格後，　閣下仍可親身出席大會或其任何續會及在會上投票。

* *僅供識別*

二零零三年十一月十日

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於本通函內，除文義另有所指外，下列詞語具有以下涵義：

「卓怡融資」	指	卓怡融資有限公司，被視為根據證券及期貨條例獲准從事第1、4、6及9類受監管業務(定義見證券及期貨條例)之持牌法團，並為交易事項之獨立董事委員會之獨立財務顧問
「聯繫人士」	指	上市規則所賦予之涵義
「BDUK」	指	Bridgman Doors Limited，於英國英格蘭註冊成立之公司，於最後實際可行日期為獨立第三者，與本公司或其任何附屬公司之董事、行政總裁、主要股東或彼等各自之聯繫人士概無關連
「東亞銀行」	指	東亞銀行有限公司
「百聞」	指	百聞防火門(香港)有限公司，於香港註冊成立之公司，為本公司間接擁有52%權益之非全資附屬公司
「董事會」	指	董事會(包括執行董事及獨立非執行董事)
「董事會函件」	指	載於本通函第13至42頁之董事會函件
「英屬處女群島」	指	英屬處女群島
「瑞和工程」	指	瑞和工程有限公司(清盤中)，於香港註冊成立之公司，為本公司間接擁有52%權益之非全資附屬公司
「瑞和工程計劃」	指	瑞和工程之債務重組計劃，其條款及條件已載於瑞和工程於二零零三年四月十七日向其債權人發出之函件內，有關詳情載於本公司日期為二零零三年六月五日之公佈內

「瑞和中國」	指	瑞和工程(中國)有限公司(清盤中),於香港註冊成立之公司,為本公司間接擁有52%權益之非全資附屬公司
「瑞和中國A貸款」	指	OFL 分別於二零零一年二月二十日、六月七日及七月十一日授予瑞和中國,總本金金額為7,317,290港元之貸款,詳情載於董事會函件表六
「瑞和中國B貸款」	指	OFL於二零零二年六月十九日授予瑞和中國本金為2,420,000港元之貸款,詳情載於董事會函件表六
「瑞和中國計劃」	指	瑞和中國之債務重組計劃,其條款及條件已載於瑞和中國於二零零三年四月十七日向其債權人發出之函件內,有關詳情載於本公司日期為二零零三年六月五日之公佈內
「盛百利」	指	盛百利財務顧問有限公司,被視為根據證券及期貨條例獲准從事第1、4、6及9類受監管業務(定義見證券及期貨條例)之持牌法團,並為本公司有關交易事項之財務顧問
「招商銀行」	指	招商銀行
「招商支行」	指	招商銀行深圳上步支行
「本公司」	指	東方有色集團有限公司,於百慕達註冊成立之有限公司,其已發行股份在聯交所上市
「瑞和A貸款」	指	本公司於一九九八年四月二十一日授予瑞和中國本金為1,040,000港元之貸款,詳情載於董事會函件表十二
「瑞和B貸款」	指	本公司分別於一九九八年三月二十四日及三十日;四月七日、十四日及二十四日;五月十二日、二十日、二十一日及二十九日授予瑞和中國,總本金金額為19,448,000港元之貸款,詳情載於董事會函件表三

「瑞和C貸款」	指	本公司分別於一九九八年十二月八日、一九九九年四月十六日及六月十七日授予瑞和中國，總本金金額為17,993,253.50港元之貸款，詳情載於董事會函件表三
「瑞和D貸款」	指	本公司分別於二零零零年三月八日、七月十三日及八月一日授予瑞和中國，總本金金額為15,652,631.58港元之貸款，詳情載於董事會函件表三
「瑞和E貸款」	指	本公司分別於二零零二年十月二十五日及十二月二十七日授予金橋瑞和，總本金金額為1,510,000美元(約11,752,000港元)之貸款，詳情載於董事會函件表四
「瑞和信貸」	指	工商國際A信貸及滙豐信貸，詳情載於董事會函件表十
「瑞和集團」	指	瑞和工程、Wellstep及彼等各自之附屬公司
「瑞和擔保」	指	東方有色集團就授出有關瑞和信貸之擔保及抵押，包括現金存款抵押、公司擔保及將東方有色大廈作全數款額法定抵押以及租金轉讓，詳情載於董事會函件表十
「瑞和少數股東」	指	瑞和集團之少數股東，即余先生、張先生及吳先生，分別透過彼等各自之英屬處女群島公司持有瑞和工程及Wellstep各16%實際權益
「高院」	指	香港高等法院
「債權人」	指	瑞和工程計劃及瑞和中國計劃附表二所分別載列瑞和工程及瑞和中國之所有無抵押債權人
「債務重組計劃」	指	瑞和工程計劃及瑞和中國計劃，該等計劃須在彼此互相達成後方可作實，並因未能於二零零三年八月三十一日或之前達成若干先決條件而未能成為無條件

「董事」	指	本公司之董事，包括執行董事及獨立非執行董事
「文件」	指	多利加信貸函件、多利加擔保及分別載於董事會函件表十二及十三有關瑞和A貸款及銀豐A貸款之有關詳情
「銀豐設計」	指	銀豐設計裝璜有限公司，於香港註冊成立之公司，為本公司間接擁有52%權益之非全資附屬公司
「銀豐工程」	指	銀豐工程有限公司，於香港註冊成立之公司，為本公司間接擁有52%權益之非全資附屬公司
「銀豐工程A貸款」	指	OFL於二零零一年六月十九日授予銀豐工程之本金為3,000,000港元貸款，詳情載於董事會函件表七
「銀豐工程B貸款」	指	OFL於二零零二年一月三十日授予銀豐工程之本金為2,000,000港元貸款，詳情載於董事會函件表七
「EHL」	指	Enful Holdings Limited，於英屬處女群島註冊成立之公司，為本公司間接擁有52%權益之非全資附屬公司
「銀豐A貸款」	指	本公司於一九九七年三月二十七日授予銀豐工程之本金為2,587,427港元貸款，詳情載於董事會函件表十三
「銀豐B貸款」	指	本公司於一九九六年五月二十八日授予銀豐設計之本金為4,000,000港元貸款，詳情載於董事會函件表五
「銀豐C貸款」	指	本公司分別於一九九七年二月二十八日及三月二十日授予銀豐工程，總本金金額為4,000,000港元之貸款，詳情載於董事會函件表五

「銀豐D貸款」	指	本公司於一九九七年十月七日授予銀豐工程之本金為128,391英鎊（約1,602,448港元）之貸款，詳情載於董事會函件表五
「銀豐E貸款」	指	本公司分別於一九九八年五月一日、十二日及十八日授予銀豐工程，總本金金額為7,200,000港元之貸款，詳情載於董事會函件表五
「銀豐F貸款」	指	本公司分別於一九九八年十月十九日、十一月二十七日、十二月十五日及三十日以及一九九九年一月八日授予銀豐工程及／或銀豐設計，總本金金額為6,727,122.75港元之貸款，詳情載於董事會函件表五
「銀豐信貸」	指	工商國際於二零零二年六月十三日授予銀豐工程之8,000,000港元銀行信貸，以及恒生於二零零二年十一月十九日授予銀豐工程之5,000,000港元銀行信貸，詳情載於董事會函件表二
「銀豐G貸款」	指	本公司於二零零二年十二月二十四日授予銀豐工程之本金為2,000,000港元貸款，詳情載於董事會函件表五
「銀豐集團」	指	EHL及其附屬公司
「銀豐擔保」	指	東方有色集團就授出有關銀豐信貸之擔保及抵押，包括現金存款抵押、公司擔保以及擔保契據，詳情載於董事會函件表二
「銀豐少數股東」	指	銀豐集團之少數股東，即中宜發展有限公司，於香港註冊成立之公司，持有EHL 48%實際權益，而該公司則由姜先生、麥先生、胡先生及江先生分別擁有22%、22%、26%及30%
「第一份公佈」	指	本公司日期為二零零三年二月十四日之公佈
「英鎊」	指	英鎊，英國不時流通之法定貨幣

「本集團」	指	本公司及其附屬公司
「恒生」	指	恒生銀行有限公司
「港元」	指	港元，香港不時流通之法定貨幣
「香港」	指	中國香港特別行政區
「滙豐」	指	香港上海滙豐銀行有限公司
「滙豐信貸」	指	滙豐於二零零二年十月十五日向瑞和工程及瑞和中國共同合計授出之貸款47,924,587.65港元
「工商國際」	指	工商國際金融有限公司
「工商國際A信貸」	指	工商國際於二零零二年三月八日向瑞和中國授出之銀行信貸7,000,000港元
「工商國際A擔保」	指	日期為二零零二年三月八日之公司擔保7,000,000港元及於二零零二年四月三日之現金存款抵押7,000,000港元，作為工商國際A信貸之抵押品
「工商國際B信貸」	指	工商國際於二零零二年六月十三日向銀豐工程授出之銀行信貸8,000,000港元
「工商國際B擔保」	指	日期為二零零二年六月二十一日之8,000,000港元公司擔保及於二零零二年六月二十一日之8,000,000港元現金存款抵押，作為工商國際B信貸之抵押品
「獨立董事委員會」	指	為就有關交易事項向獨立股東提供建議而設立之獨立董事委員會，包括馬紹援先生、譚惠珠女士及林濬先生
「獨立股東」	指	本公司股東（包括June Glory International Limited，即擁有53.87%股權之本公司控股股東及中國五礦香港控股有限公司之全資附屬公司）；且按各少數股東或彼等各自之任何聯繫人士並非本公司股東之基準，概無本公司股東須於股東特別大會上放棄投票

「最後實際可行日期」	即	二零零三年十一月七日，即本通函付印前就確定其中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「少數股東」	指	瑞和少數股東、銀豐少數股東及多利加少數股東(視乎文義而定)
「張先生」	指	張瑞強先生，分別為瑞和中國及瑞和工程之董事
「姜先生」	指	姜熾昌先生，銀豐工程之董事
「江先生」	指	江子揚先生，於最後實際可行日期並非銀豐工程之董事，惟於一九九零年十月二十四日至二零零零年八月三十一日期間乃銀豐工程之董事
「梁先生」	指	梁博程先生，多利加工程之董事
「麥先生」	指	麥潤和先生，銀豐工程之董事
「吳先生」	指	吳梓君先生，分別為瑞和中國及瑞和工程之董事
「胡先生」	指	胡敬光先生，於最後實際可行日期並非銀豐工程之董事，惟於一九八八年七月十八日至一九九八年七月二十二日期間乃銀豐工程之董事
「余先生」	指	余立安先生，分別為瑞和中國及瑞和工程之董事
「東方有色」	指	東方有色有限公司，於香港註冊成立之公司，為本公司之間接全資附屬公司
「OFL」	指	ONFEM Finance Limited，於英屬處女群島註冊成立之公司，為本公司之全資附屬公司
「OIL」	指	ONFEM Investments Limited，於英屬處女群島註冊成立之公司，為本公司之全資附屬公司

「東方有色集團」	指	按文義所指本公司及／或其全資附屬公司
「多利加工程」	指	多利加工程有限公司，於香港註冊成立之公司，為本公司間接擁有51%權益之非全資附屬公司
「多利加工程貸款」	指	OFL於二零零一年七月十一日授予多利加工程之本金為7,700,000港元貸款，詳情載於董事會函件表八
「PHL」	指	Polycrown Engineering (Holdings) Limited，於英屬處女群島註冊成立之公司，為本公司間接擁有51%權益之非全資附屬公司
「PIEL」	指	Polycrown International Engineering Limited Inc.，於巴拿馬共和國註冊成立之公司，為本公司間接擁有51%權益之非全資附屬公司
「多利加信貸」	指	滙豐於二零零二年十月十五日授予多利加工程之銀行信貸28,390,000港元，詳情載於董事會函件表十一
「多利加信貸函件」	指	滙豐於二零零二年十月十五日發出之信貸函件，據此，滙豐同意向多利加工程提供最高達28,390,000港元之多利加信貸
「多利加集團」	指	PHL及其附屬公司
「多利加擔保」	指	東方有色集團授出就有關多利加信貸之擔保及抵押，包括將東方有色大廈作第二固定法定抵押及該物業之租金轉讓之第二補充文件以及公司擔保，詳情載於董事會函件表十一
「多利加少數股東」	指	多利加集團之少數股東，即Polyrich Profits Limited（於英屬處女群島註冊成立之公司，由梁先生全資擁有），持有PHL 49%實際權益
「中國」	指	中華人民共和國

「股份過戶登記處」	指	本公司於香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室
「餘下滙豐信貸」	指	還款後，滙豐信貸於二零零三年九月二十四日之未償還餘額約4,774,000港元
「餘下滙豐抵押品」	指	將東方有色大廈作全數款額法定抵押及該物業之租金轉讓，乃東方有色集團就滙豐信貸提供之餘下抵押品（還款後）
「還款」	指	本公司於二零零三年四月一日作出的償還約45,833,000港元，其中包括滙豐信貸之罰息約833,000港元（瑞和信貸之一部份）
「人民幣」	指	人民幣，中國不時流通之法定貨幣
「第二份公佈」	指	本公司日期為二零零三年七月十八日之公佈
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股面值0.10港元之股份
「本公司股東」	指	本公司之股東
「金橋瑞和」	指	上海金橋瑞和裝飾工程有限公司，其為於中國的一間中外合作經營企業，瑞和中國擁有90.39%權益之非全資附屬公司
「金橋瑞和信貸」	指	招商支行於二零零二年七月二十二日授予金橋瑞和之銀行信貸人民幣11,000,000元（約10,368,000港元），詳情載於董事會函件表一

「金橋瑞和少數股東」	指	金橋瑞和之少數投資者，即上海華源愛特幕牆工程有限公司，其為中國註冊成立之公司，持有金橋瑞和9.61%權益
「金橋瑞和抵押品」	指	東方有色集團就金橋瑞和信貸而提供之擔保，其中包括抵押現金存款，詳情載於董事會函件表一
「股東特別大會」	指	將於二零零三年十二月九日星期二上午十一時正假座香港灣仔港灣道1號會展廣場西南座皇朝會7樓會議室舉行之股東特別大會，以審議及酌情批准有關交易事項(僅為遵守上市規則)，大會通告載於本通函第61至62頁
「聯交所」	指	香港聯合交易所有限公司
「第三份公佈」	指	本公司日期為二零零三年十月十日之公佈
「交易事項」	指	將由獨立股東在股東特別大會上批准之三項財務資助交易(僅為遵守上市規則)，即多利加擔保、瑞和A貸款及銀豐A貸款
「美元」	指	美元，美國不時流通之法定貨幣
「Wellstep」	指	Wellstep Management Limited，於英屬處女群島註冊成立之公司，為本公司間接擁有52%權益之非全資附屬公司
「海天置業」	指	珠海東方海天置業有限公司，其為於中國的一間中外合資經營企業，為本公司間接擁有80%權益之非全資附屬公司
「海天置業A貸款」	指	東方有色分別於二零零一年三月二十三日及二十六日以及四月二十四日向海天置業授出總本金金額為人民幣12,460,000元（約11,744,000港元）之貸款，詳情載於董事會函件表九

「海天置業B貸款」	指	東方有色於二零零二年一月三十一日向海天置業授出本金為人民幣5,000,000元(約4,713,000港元)之貸款，請情載於董事會函件表九
「海天置業少數股東」	指	海天置業之少數投資者，即珠海鑫光集團股份有限公司，其為於中國註冊成立之公司，持有海天置業20%權益

就本通函而言，以港元及其他非港元列值之金額以匯率7.783港元兑1美元、1港元兑人民幣1.061元及12.481港元兑1英鎊換算。

「BDUK」、「瑞和少數股東」、「銀豐少數股東」、「多利加少數股東」、「金橋瑞和少數股東」及「海天置業少數股東」詞彙之定義，乃經參考本公司所存置之記錄及本公司所獲資料。鑒於向瑞和少數股東採取之法律行動尚在進行及若干其他少數股東之獨立性，預期彼等不會就彼等之個人資料之任何變更向本公司提供最新資料。

二零零三年

寄發通函	十一月十日星期一
遞交股東特別大會 代表委任表格之最後時限	十二月七日星期日上午十一時正
股東特別大會	十二月九日星期二上午十一時正
公佈股東特別大會之結果	十二月十日星期三

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*
(於百慕達註冊成立之有限公司)

執行董事：
高德柱先生，*主席*
林錫忠先生
王幸東先生，*董事總經理*
閻西川先生，*董事副總經理*
錢文超先生
何小麗女士
李世銘先生#，*董事副總經理*

獨立非執行董事：
林濬先生
馬紹援先生
譚惠珠女士

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要營業地點：
香港
九龍
尖沙咀
漆咸道南79號
中國五礦大廈
18樓

暫時停職及詳情請參閱「一般事項」一節

敬啟者：

關連交易

緒言

於二零零三年十月十日，本公司公佈了過往及現正進行之關連交易(如第三份公佈所載)。誠如第一份公佈所述，本公司單獨向一間銀行提供擔保以作為保證本公司若干非全資附屬公司償還債項一事構成上市規則項下之關連交易，即向關連人士提供財務資助，原因為根據上市規則，瑞和工程及瑞和中國均為本公司之間接非全資附屬公司及瑞和少數股東為關連人士。因此，本公司審閱了其所知悉之本集團過往進行類似性質之交易。本公司明白，該等交易被聯交所視為向關連人士提供財務資助，因此本公司已違反上市規則。

* *僅供識別*

誠如第二份公佈所述，本公司就延續一筆先前授予一間非全資附屬公司之貸款，而以先前之現金存款抵押方式向一間銀行提供若干持續抵押，亦構成上市規則項下向關連人士提供財務資助，原因為金橋瑞和為本公司之間接非全資附屬公司及余先生、吳先生、張先生均因彼等(i)透過瑞和中國及Wellstep而成為金橋瑞和之主要股東；及(ii)均為瑞和中國及Wellstep之董事而成為關連人士。。

鑒於該等交易於多年內發生及本公司在過去數年之人事變動，故需要相當時間蒐集及確定有關該等交易之相關財務資料及文件，令第三份公佈及本通函之刊發不免受到阻延。本公司已於二零零三年六月二十日向聯交所提交一份報告，其中載有有關本公司在審閱該等交易後確定而於二零零三年三月三十一日仍存在之類似性質交易之詳情。報告所載之交易概要(其未償還之金額已更新至二零零三年六月三十日)載於第三份公佈內。摘錄於該報告中上市規則第14.25(1)(a)條或第14.25(2)(a)條項下之該等交易已載入本通函，以供參考先前未於第三份公佈作出披露之若干資料。有關該等交易之其他詳情，敬請參閱第三份公佈。第三份公佈所載之所有關連交易違反上市規則有關根據上市規則第14.25條按時間基準作出披露或根據上市規則第14.26條按時間基準作出披露及取得獨立股東批准之規定。

本公司亦發現於同一附屬公司集團內之本公司非全資附屬公司之間訂立了多項於上市規則項下可能會被視為財務資助性質之其他交易。本公司將就此事宜另行發出公佈。

獨立董事委員會已獲委任，負責就交易事項，即多利加擔保、瑞和A貸款及銀豐A貸款，向獨立股東提供意見。卓怡融資已獲委任為獨立財務顧問，負責就交易事項之條款及條件是否公平合理向獨立董事委員會提供意見。

本通函之目的旨在向　閣下提供遵照上市規則第十四章規定之交易事項之進一步詳情及僅供　閣下參考之有關上市規則第14.25(1)(a)或14.25(2)(a)條項下之關連交易之其他資料(並無載於第三份公佈)，並載列就交易事項卓怡融資向獨立董事委員會提出之意見，以及獨立董事委員會向獨立股東提供之建議，同時還載列召開股東特別大會通告(大會將考慮並批准(若獨立股東認為合適)交易事項)。基於概無少數股東或彼等各自之聯繫人士為本公司股東，因此，概無本公司股東需於股東特別大會上放棄投票。

有關本集團、瑞和集團、銀豐集團及多利加集團之資料

i. 本集團

本集團主要從事製造及貿易、專業建築以及地產發展及物業租賃。

ii. 瑞和集團

瑞和集團主要在香港及中國從事設計、供應及安裝玻璃幕牆、金屬屋頂、建構屋面及鋁窗之業務。瑞和工程及瑞和中國均從事上述業務，亦為投資控股公司，並為彼等各自之附屬公司提供管理及行政服務。有關瑞和集團之股權架構，詳見下文「股權架構」一節內之圖表一。

於截至二零零二年十二月三十一日止年度，瑞和中國之經審核除税前及除税後淨虧損額均約為36,525,000港元。於截至二零零一年十二月三十一日止年度，瑞和中國之經審核除税前及除税後淨虧損額均約為68,699,000港元。於二零零二年十二月三十一日及二零零一年十二月三十一日，瑞和中國之經審核有形資產淨值負額分別約175,260,000港元及138,735,000港元。

於截至二零零二年十二月三十一日止年度，瑞和工程之經審核除税前及除税後淨虧損額均約為57,292,000港元。於截至二零零一年十二月三十一日止年度，瑞和工程之經審核除税前及除税後淨虧損額均約為51,442,000港元。於二零零二年十二月三十一日及二零零一年十二月三十一日，瑞和工程之經審核有形資產淨值負額分別約129,281,000港元及71,989,000港元。

誠如有關若干無抵押交易債權人向瑞和工程及瑞和中國提出多項清盤呈請之第一份公佈所載，本公司已與上述交易債權人磋商有關償還彼等各自之債務之事宜。於二零零三年四月十七日，瑞和工程及瑞和中國均向彼等各自之債權人發出函件，載列債務重組計劃之條款及條件。債務重組計劃須於彼此互相達成後方可作實。由於債務重組計劃之若干先決條件未能於二零零三年八月三十一日或之前達成，故根據彼等之條款債務重組計劃已經失效。於二零零三年九月八日，押後聆訊於高院舉行，高院並於同日分別向瑞和工程及瑞和中國發出清盤令。有關債務重組計劃之詳情，請參閱本公司日期為二零零三年九月十一日之公佈。

由於瑞和中國被發出清盤令，工商國際分別向瑞和中國及本公司發出日期為二零零三年九月十七日之催款信，要求悉數償還於二零零三年九月十六日約7,045,000港元(包括貸款本金額連其應計利息)之工商國際A信貸(即工商國際於二零零二年三月八日向瑞和中國授出之銀行信貸7,000,000港元)。鑒於(i)工商國際A信貸已由本公司之抵押定期存款全數擔保，並於本集團之綜合賬目中作全面反映；及(ii)於二零零三年九月十六日約7,045,000港元之工商國際A信貸(包括貸款本金額連其應計利息)之未償還金額相對本集團於二零零三年六月三十日之未經審核綜合有形資產淨值約470,047,000港元為少數目，故工商國際當時可能變現該抵押定期存款一事，預期不會對本集團之財務狀況造成任何重大不利影響。工商國際A信貸其後由本公司於二零零三年十月二日悉數償還。

此外，滙豐向瑞和中國及Virtyre Limited(本公司之全資附屬公司)分別發出日期為二零零三年九月二十五日及二零零三年九月二十六日之催款信，要求即時償還於二零零三年九月二十四日之餘下滙豐信貸(即滙豐於二零零二年十月十五日向瑞和工程及瑞和中國共同授出之貸款約47,924,587.65港元之餘額)約4,774,000港元(為餘下滙豐信貸之尚未償還金額)，連其應計之利息。鑒於(i)餘下滙豐信貸已由餘下滙豐抵押品作全數抵押，並於本集團之綜合賬目中作全面反映；及(ii)於二零零三年九月二十四日約4,774,000港元之餘下滙豐信貸之未償還金額相對本集團於二零零三年六月三十日之未經審核綜合有形資產淨值約470,047,000港元為少數目，故當時要求償還餘下滙豐信貸一事，預期不會對本集團之財務狀況構成任何重大不利影響。餘下滙豐信貸已由東方有色集團於二零零三年十月二日悉數償還。

儘管事實上瑞和信貸已獲悉數償還，聯交所仍然認為交易違反上市規則，原因為金額多於上市規則第14.25(1)條之最低限額。

iii. 銀豐集團

銀豐集團主要在香港及中國從事高級防火門、室內工程、環境建築工程及保護項目之業務。銀豐工程主要從事製造、分銷及安裝防火材料。有關銀豐集團之股權架構，詳見下文「股權架構」一節內之圖表二。

於截至二零零二年十二月三十一日止年度，銀豐工程之未經審核除稅前及除稅後淨虧損額均約為7,117,000港元。於截至二零零一年十二月三十一日止年度，銀豐工程之經審核除稅前及除稅後淨虧損額均約為6,530,000港元。銀豐工程於二零零二年十二月三十一日之未經審核有形資產淨值負額及銀豐工程於二零零一年十二月三十一日之經審核有形資產淨值負額分別約37,645,000港元及30,528,000港元。

iv. 多利加集團

多利加集團主要在香港及中國從事消防服務、給水及排水及工廠有關之機電工程項目、工程設計、地盤管理、設備供應及安裝。多利加工程主要從事機電工程項目。有關多利加集團之股權架構，詳見下文「股權架構」一節內之圖表三。

於截至二零零二年十二月三十一日止年度，多利加工程之經審核除稅前及除稅後淨虧損額分別約為69,556,000港元及70,594,000港元。於截至二零零一年十二月三十一日止年度，多利加工程之經審核除稅前及除稅後淨虧損額分別約為50,779,000港元及51,047,000港元。於二零零二年十二月三十一日及二零零一年十二月三十一日，多利加工程之經審核有形資產淨值負額分別約為120,307,000港元及49,713,000港元。

瑞和工程、瑞和中國、銀豐工程及多利加工程均為本公司之間接非全資附屬公司。當各筆瑞和信貸、多利加信貸、瑞和A貸款及銀豐A貸款各自生效時，各瑞和少數股東、銀豐少數股東及多利加少數股東曾為（且仍然為）上市規則項下之關連人士，而本公司（及／或本公司一間全資附屬公司）向一間非全資附屬公司提供該等財務資助則構成上市規則項下之關連交易。

關連交易（須獲本公司股東批准）之目的及條款

(A) 銀行信貸

就為使彼等各自業務運作而言，瑞和工程、瑞和中國及多利加工程均需要瑞和信貸及多利加信貸。

董事認為，瑞和擔保及多利加擔保之條款就獨立股東之利益而言屬公平合理，而瑞和擔保及多利加擔保乃按一般商業條款進行。董事乃按照以下基準提出該意見：(i)如下文之表十及表十一所載提供財務資助之主要條款；(ii)第三方銀行債權

人對本公司及有關附屬公司／各附屬公司具體情況之信貸評級；及(iii)董事會僅就目前狀況而言提出意見，有關意見並無追溯效力(部份董事會成員於首次提供瑞和擔保及多利加擔保時並非董事)。

瑞和信貸及多利加信貸及據此擬進行之有關交易(包括但不限於多利加擔保(有關詳情請參閱表十及表十一))各自之價值在有關信貸於二零零三年三月三十一日之最後獲續期時，超出本集團綜合有形資產淨值之3%。因此，瑞和信貸及多利加信貸及據此(包括但不限於多利加擔保)擬進行之有關交易各自構成本公司之關連交易，根據上市規則第14.26(6)條須經獨立股東於股東大會上批准。然而，如上文所述，瑞和信貸已按有關銀行提出之要求而悉數償還，故瑞和信貸將不再須獲獨立股東批准，惟將被視為違反上市規則。就多利加信貸而言，本公司並不知悉有任何書面或正式之延續／償還日期，多利加信貸會繼續提供予多利加工程。

(B) 股東貸款

瑞和A貸款及銀豐A貸款乃分別為應付瑞和中國及銀豐工程之一般營運資金要求而融資(有關詳情請參閱表十二及表十三)。

(1) 瑞和A貸款

於一九九八年四月二十一日，本公司向瑞和中國提供瑞和A貸款1,040,000港元。瑞和中國當時正不斷蒙受虧損，截至一九九七年十二月三十一日止年度之經審核淨虧損約19,054,000港元。該筆貸款並無計息，亦無固定還款期。瑞和少數股東亦按彼等所佔比例向瑞和中國出資960,000港元(其中兩名瑞和少數股東按彼等所佔比例同時出資，其餘一名約於兩個月後按其所佔比例出資)，亦無計息。

(2) 銀豐A貸款

於一九九七年三月二十七日，本公司向銀豐工程提供銀豐A貸款2,587,427港元。銀豐工程當時正蒙受虧損，於截至一九九七年十二月三十一日止年度之經審核淨虧損約為363,000港元。該筆貸款並無計息，亦無固定還款期。銀豐少數股東亦出資2,248,235港元(惟較其實際比例分配少1.51%)。

聯交所認為瑞和A貸款及銀豐A貸款之條款(有關詳情請參閱表十二及表十三)並非按一般商業條款進行,原因為(i)瑞和A貸款及銀豐A貸款並無收取利息;(ii)瑞和中國及銀豐工程並無分別就瑞和A貸款及銀豐A貸款提供抵押品;及(iii)由於銀豐A貸款並非按準確比例基準提供墊款,拖欠還款之風險自開始時已由本公司全部承擔。高院於二零零三年九月八日向瑞和中國發出清盤令,導致瑞和A貸款已遭拖欠,但目前銀豐A貸款則未算為已違約。根據上市規則第14.26(6)條,該兩項交易須經獨立股東於股東大會上批准。

股權架構

圖表一:瑞和集團之集團簡表


本公司
余先生
張先生
吳先生
100%
100%
100%
100%
瑞和集團工程有限公司
Turner Overseas Limited
Silver Lake Asia Corporation
Spirit Sunshine Inc.
16%
16%
16%
52%
52%
瑞和工程 (附註)
Wellstep
100%
瑞和中國
金橋瑞和少數股東
90.39%
9.61%
金橋瑞和

附註: 各瑞和少數股東持有瑞和工程16%之實際權益。

圖表二：銀豐集團之集團簡表


本公司
麥先生
胡先生
江先生
姜先生
22%
26%
30%
22%
100%
Perfect Way Investments Limited
銀豐少數股東
52%
48%
EHL
100%
100%
銀豐工程
銀豐設計

圖表三：多利加集團之集團簡表


本公司
梁先生
100%
100%
OIL
多利加少數股東
51%
49%
PHL
100%
多利加工程

上市規則第14.25(1)(a)條項下有關先前未披露之若干資料之關連交易(僅供參考)

(I) 東方有色集團就有關向非全資附屬公司授出之銀行信貸而提供之擔保及抵押品

瑞和集團

授予金橋瑞和最高達11,000,000元人民幣(約10,368,000港元)之金橋瑞和信貸(請參閱下文表一)

表一

以下銀行信貸稱為「金橋瑞和信貸」。

「東方有色集團提供之抵押品」一欄所列由東方有色集團就金橋瑞和信貸而提供之抵押品稱為「金橋瑞和抵押品」。

附屬公司名稱	交易日期	本集團於交易時適用之有形資產淨值(港元)	財務資助佔本集團於交易時適用之有形資產淨值之百分比	往來銀行	銀行信貸金額(人民幣)	於二零零三年六月三十日之結餘(包括本金及應計利息)(港元)	交易目的	東方有色集團提供之抵押品	瑞和少數股東提供之反擔保
金橋瑞和	二零零二年七月二十二日	於二零零一年十二月三十一日為636,119,000	1.63%	招商支行	11,000,000元(約10,368,000港元)	9,300,000	應付營運資金所需	於二零零二年七月十九日抵押予招商銀行之現金存款11,000,000港元。據此,招商銀行發出價值11,000,000港元之備用信用證	有

金橋瑞和信貸已於二零零三年七月十八日獲續期並將於二零零四年七月十五日到期。有關金橋瑞和信貸續期之條款及條件之更多詳情,請參閱第二份公佈。

銀豐集團

授予銀豐工程最高達13,000,000港元之銀豐信貸(請參閱下文表二)

表二

以下銀行信貸合稱為「銀豐信貸」。

「東方有色集團提供之抵押品」一欄所列由東方有色集團就銀豐信貸而提供之擔保及抵押品合稱為「銀豐擔保」。

附屬公司名稱	交易日期	本集團於交易時適用之有形資產淨值(港元)	財務資助佔本集團於交易時適用之有形資產淨值之百分比	往來銀行	銀行信貸金額(港元)	於二零零三年六月三十日之結餘(包括本金及應計利息)(港元)	交易目的	東方有色集團提供之抵押品	銀豐少數股東(及/或其實益股東)提供之反擔保
銀豐工程	二零零二年六月十三日			工商國際	8,000,000	8,032,979.37	促進業務運作	於二零零二年六月二十一日金額為8,000,000港元之現金存款抵押 日期為二零零二年六月二十一日金額為8,000,000港元之公司擔保	有
銀豐工程	二零零二年十一月十九日(原本日期:二零零一年十一月七日)			恒生	5,000,000	3,283,217.26	促進業務運作	於二零零一年十一月十二日訂立金額為5,000,000港元之擔保契據 於二零零一年十一月十五日及二零零二年二月五日金額分別為2,000,000港元及3,000,000港元之兩筆現金存款抵押	有
總計		於二零零二年六月三十日為587,060,000	2.21%		13,000,000	11,316,196.63			

就工商國際B信貸之續期，工商國際要求本公司(i)繼續抵押其不少於8,000,000港元之定期存款及累計利息；及(ii)提供持續公司擔保8,000,000港元，信貸之條款及條件則維持不變。董事會稍後將就該筆信貸續期作出考慮(雖然原有之工商國際B信貸應該於二零零三年六月三十日到期，但工商國際並無要求償還該筆信貸，該筆信貸乃以上述存款抵押及公司擔保作抵押)。

由於持續工商國際B擔保之價值低於本集團於二零零三年六月三十日之未經審核綜合有形資產淨值3%，故有關此項關連交易之詳情（如其獲得續期）將根據上市規則第14.25(1)條之規定載於本公司下一份年報內。

(II) 本公司向非全資附屬公司提供之貸款

瑞和集團

A. 本公司向瑞和中國提供之貸款（請參閱下文表三）

表三

附屬公司名稱	協議日期	本集團於協議日期適用之有形資產淨值（港元）	財務資助佔本集團於協議日期之有形資產淨值之百分比	貸款額（港元）	於二零零三年六月三十日尚未償還之金額（包括本金及應計利息）（港元）	貸款目的	瑞和少數股東提供之反擔保
1. 以下貸款合稱為「瑞和B貸款」。							
瑞和中國	一九九八年三月二十四日			1,258,000	2,030,407.21	應付一般營運資金所需	有
瑞和中國	一九九八年三月三十日			1,400,000	2,343,435.86	應付一般營運資金所需	有
瑞和中國	一九九八年四月七日			1,100,000	1,834,843.64	應付一般營運資金所需	有
瑞和中國	一九九八年四月十四日			1,100,000	1,830,306.27	應付一般營運資金所需	有
瑞和中國	一九九八年四月二十四日			3,800,000	6,284,563.45	應付一般營運資金所需	有
瑞和中國	一九九八年五月十二日			5,500,000	9,038,482.08	應付一般營運資金所需	有
瑞和中國	一九九八年五月二十日			1,890,000	3,097,171.23	應付一般營運資金所需	有
瑞和中國	一九九八年五月二十一日			1,000,000	1,638,124.32	應付一般營運資金所需	有
瑞和中國	一九九八年五月二十九日			2,400,000	3,917,037.66	應付一般營運資金所需	有
總計		於一九九七年十二月三十一日為1,026,840,000	1.89%	19,448,000	32,014,371.72		
2. 以下貸款合稱為「瑞和C貸款」。							
瑞和中國	一九九八年十二月八日			15,493,600	702,436.23	作瑞和中國償還道亨銀行有限公司貸款用途*（附註A）*	有
瑞和中國	一九九九年四月十六日			969,653.50	1,390,859.44	應付一般營運資金所需	有
瑞和中國	一九九九年六月十七日			1,530,000	2,155,463.54	應付營運資金所需	有
總計		於一九九八年十二月三十一日為823,298,000	2.19%	17,993,253.50	4,248,759.21		

附屬公司名稱	協議日期	本集團於協議日期適用之有形資產淨值 (港元)	財務資助佔本集團於協議日期之有形資產淨值之百分比	貸款額 (港元)	於二零零三年六月三十日尚未償還之金額 (包括本金及應計利息) (港元)	貸款目的	瑞和少數股東提供之反擔保
3. 以下貸款合稱為「瑞和D貸款」。							
瑞和中國	二零零零年三月八日			7,000,000	9,029,291.86	應付營運資金所需	有
瑞和中國	二零零零年七月十三日 (提取日期：二零零零年七月二十日)			7,600,000	7,875,363.85	應付營運資金所需	有
瑞和中國	二零零零年八月一日			1,052,631.58	1,299,383.94	應付營運資金所需	有
總計		於一九九九年十二月三十一日為1,000,985,000	1.56%	15,652,631.58	18,204,039.65		

附註A： 於一九九七年十二月二十九日，道亨銀行有限公司向瑞和中國授出最高達2,000,000美元之有期貸款，而該筆銀行信貸乃以本公司之2,000,000美元存款作抵押。於一九九八年七月八日，道亨銀行有限公司同意將該2,000,000美元銀行信貸之到期日延至一九九九年一月八日。

B. 本公司向金橋瑞和提供之貸款(請參閱下文表四)

表四

以下貸款合稱為「瑞和E貸款」。

附屬公司名稱	協議日期	本集團於協議時適用之有形資產淨值 (港元)	財務資助佔本集團於協議時適用之有形資產淨值之百分比	貸款額 (美元)	於二零零三年六月三十日尚未償還之金額 (包括本金及應計利息) (港元)	貸款目的	瑞和少數股東提供之反擔保
金橋瑞和	二零零二年十月二十五日 (提取日期：二零零二年十一月一日)			760,000 (約5,915,000港元)	6,140,443.89 (*附註B*)	應付由金橋瑞和承接涉及幕牆安裝之德國中心項目之營運資金所需	有
金橋瑞和	二零零二年十二月二十七日			750,000 (約5,837,000港元)	6,034,338.36 (*附註C*)	應付由金橋有瑞和承接涉及幕牆安裝之德國中心項目之營運資金所需	有
總計		於二零零二年六月三十日為587,060,000	2.00%	1,510,000 (約11,752,000港元)	12,174,782.25		

附註B： 截至二零零三年八月十五日，金橋瑞和支付約793,000美元（包括本金額760,000美元連同利息約33,000美元，相等於約6,172,000港元）以悉數償還本公司於二零零二年十月二十五日向金橋瑞和授出之貸款760,000美元（相等於約5,915,000港元）。

附註C： 於二零零三年八月十五日，金橋瑞和償還本公司於二零零二年十二月二十七日向金橋瑞和授出之貸款750,000美元（相等於約5,837,000港元）其中部份利息約4,000美元（相等於約31,000港元）。

銀豐集團

本公司向銀豐集團提供之貸款（請參閱下文表五）

表五

附屬公司名稱	協議日期	本集團於協議時適用之有形資產淨值（港元）	財務資助佔本集團於協議時適用之有形資產淨值之百分比	貸款額（港元）	於二零零三年六月三十日尚未償還之金額（包括本金及應計利息）（港元）	貸款目的	銀豐少數股東（及／或其實益股東）提供之反擔保	銀豐少數股東提供之墊款
1. 以下貸款稱為「銀豐B貸款」。								
銀豐設計	一九九六年五月二十八日	於一九九五年十二月三十一日為914,008,000	0.44%	4,000,000	8,132,964.94	應付進口香港之建築材料費用	有姜先生、江先生、麥先生及胡先生各自簽發之反擔保契據	
2. 以下貸款合稱為「銀豐C貸款」。								
銀豐工程	一九九七年二月二十八日			3,000,000	5,592,700.56	應付一般營運資金所需	有	
銀豐工程	一九九七年三月二十日			1,000,000	1,853,179.94	應付一般營運資金所需	有	
總計		於一九九六年六月三十日為933,454,000	0.43%	4,000,000	7,445,880.50			
3. 以下貸款稱為「銀豐D貸款」。								
銀豐工程	一九九七年十月七日	於一九九七年六月三十日為909,177,000	0.18%	1,602,448（128,391英鎊）	2,783,863.78	應付向BDUK收購百閱已發行股本中50%之權益及百閱應付予BDUK之貸款之費用	有姜先生、江先生、麥先生及胡先生各自簽發之反擔保契據	

附屬公司名稱	協議日期	本集團於協議時適用之有形資產淨值(港元)	財務資助佔本集團於協議時適用之有形資產淨值之百分比	貸款額(港元)	於二零零三年六月三十日尚未償還之金額(包括本金及應計利息)(港元)	貸款目的	銀豐少數股東(及/或其實益股東)提供之反擔保	銀豐少數股東提供之墊款
4. 以下貸款合稱為「銀豐E貸款」。								
銀豐工程	一九九八年五月一日			1,200,000	1,979,698.58	應付一般營運資金所需	有	
銀豐工程	一九九八年五月十二日			4,000,000	6,218,013.57	應付短期營運資金所需	有	
銀豐工程	一九九八年五月十八日			2,000,000	3,103,329.39	應付短期營運資金所需	有	
總計		於一九九七年十二月三十一日為1,026,840,000	0.70%	7,200,000	11,301,041.54			
5. 以下貸款合稱為「銀豐F貸款」。								
銀豐工程	一九九八年十月十九日			327,122.75	505,566.90	應付短期營運資金所需	有	
銀豐工程	一九九八年十一月二十七日			1,850,000	2,801,704.78	作償還東亞銀行授出之一項銀行信貸用途(*附註D*)	有	
銀豐工程	一九九八年十二月十五日			400,000	602,762.38	作償還東亞銀行授出之一項銀行信貸用途(*附註D*)	有	
銀豐工程	一九九八年十二月三十日			1,500,000	2,248,241.92	作償還東亞銀行授出之一項銀行信貸用途(*附註D*)	有	
銀豐工程/銀豐設計	一九九九年一月八日			2,650,000	3,976,506.08	作償還東亞銀行授出之一項銀行信貸用途(*附註D*)	有	
總計		於一九九八年六月三十日為886,653,000	0.76%	6,727,122.75	10,134,782.06			
6. 以下貸款稱為「銀豐G貸款」。								
銀豐工程	二零零二年十二月二十四日(提取日期:二零零二年十二月三十一日)	於二零零二年六月三十日為587,060,000	0.34%	2,000,000	2,059,835.62	應付營運資金所需	有	800,000港元(與持股不成正比)

附註D: 於一九九八年七月十一日,東亞銀行按本公司為銀豐工程、銀豐設計及百聞之信貸所提供之公司擔保33,030,000港元授予銀豐工程、銀豐設計及百聞最高達33,030,000港元之銀行信貸續期。

(III) OFL向非全資附屬公司提供之貸款

瑞和集團(請參閱下文表六)

表六

附屬公司名稱	協議日期	本集團於協議時適用之有形資產淨值(港元)	財務資助佔本集團於協議時適用之有形資產淨值之百分比	貸款額(港元)	於二零零三年六月三十日之未償還金額(包括本金及應計利息)(港元)	貸款目的	瑞和少數股東提供之反擔保
1. 以下貸款合稱為「瑞和中國A貸款」。							
瑞和中國	二零零一年二月二十日			3,050,000	3,566,240.06	應付營運資金所需	有
瑞和中國	二零零一年六月七日			3,300,000	3,827,743.81	應付北京大使公寓有關安裝幕牆之分判工程之營運資金所需	有
瑞和中國	二零零一年七月十一日			967,290	1,092,390.88	應付長沙灣項目有關安裝幕牆之分判工程之營運資金所需	有
總計		於二零零零年十二月三十一日為992,716,000	0.74%	7,317,290	8,486,374.75		
2. 以下貸款稱為「瑞和中國B貸款」。							
瑞和中國	二零零二年六月十九日	於二零零一年十二月三十一日為636,119,000	0.38%	2,420,000	2,126,809.96	應付營運資金所需	有

銀豐集團(請參閱下文表七)

表七

附屬公司名稱	協議日期	本集團於協議時適用之有形資產淨值(港元)	財務資助佔本集團於協議時適用之有形資產淨值之百分比	貸款額(港元)	於二零零三年六月三十日之未償還金額(包括本金及應計利息)(港元)	貸款目的	姜先生及麥先生提供之個人擔保
1. 以下貸款稱為「銀豐工程A貸款」。							
銀豐工程	二零零一年六月十九日	於二零零零年十二月三十一日為992,716,000	0.30%	3,000,000	2,883,378.07	應付深井項目有關安裝門板之分判工程之營運資金所需	有(連同根據擔保契據之條款而寄存之EHL股票及相關文件作為抵押品)
2. 以下貸款稱為「銀豐工程B貸款」。							
銀豐工程	二零零二年一月三十日	於二零零一年六月三十日為819,297,000	0.24%	2,000,000	2,172,867.30	應付西鐵項目有關吸音噴塗之分判工程之營運資金所需	有

多利加集團(請參閱下文表八)

表八

附屬公司名稱	協議日期	本集團於協議時適用之有形資產淨值(港元)	財務資助佔本集團於協議時適用之有形資產淨值之百分比	貸款額(港元)	於二零零三年六月三十日之未償還金額(包括本金及應計利息)(港元)	貸款目的	梁先生提供之反擔保
以下貸款稱為「多利加工程貸款」。							
多利加工程	二零零一年七月十一日	於二零零零年十二月三十一日為992,716,000	0.78%	7,700,000	6,419,602.61	應付北京東方廣場項目有關安裝電力、水管及渠道之分判工程之營運資金所需	有(連同根據貸款協議之條款而簽署有關PHL股份之股份抵押契據)

上市規則第14.25(2)(a)條項下有關先前未披露之若干資料之關連交易(僅供參考)

東方有色向海天置業提供之貸款(請參閱下文表九)

表九

協議日期	本集團於協議時適用之有形資產淨值(港元)	財務資助佔本集團於協議時適用之有形資產淨值之百分比	貸款額(人民幣)	於二零零三年六月三十日之未償還金額(包括本金及應計利息)(港元)	貸款目的	海天置業少數股東提供之墊款
1. 以下貸款合稱為「海天置業A貸款」。						
二零零一年三月二十三日			7,000,000(約6,598,000港元)	7,330,262.51	應付營運資金所需	該貸款佔海天置業所要求之貸款總額80%。海天置業董事會已批准並以書面要求海天置業少數股東提供餘下20%,但海天置業少數股東未有出資。
二零零一年三月二十六日			4,800,000(約4,524,000港元)	5,009,341.29	應付營運資金所需	該貸款佔海天置業所要求之貸款總額80%。海天置業董事會已批准並以書面要求海天置業少數股東提供餘下20%,但海天置業少數股東未有出資。
二零零一年四月二十四日(提取日期:二零零一年四月十九日)			660,000(約622,000港元)	686,429.82	應付營運資金所需	該貸款佔海天置業所要求之貸款總額80%。海天置業董事會已批准並以書面要求海天置業少數股東提供餘下20%,但海天置業少數股東未有出資。
總計	於二零零零年六月三十日為1,008,137,000	1.16%	12,460,000(約11,744,000港元)	13,026,033.62		

協議日期	本集團於協議時適用之有形資產淨值（港元）	財務資助佔本集團於協議時適用之有形資產淨值之百分比	貸款額（人民幣）	於二零零三年六月三十日之未償還金額（包括本金額及應計利息）（港元）	貸款目的	海天置業少數股東提供之墊款
2. 以下貸款稱為「海天置業B貸款」。						
二零零二年一月三十一日	於二零零一年六月三十日為819,297,000	0.58%	5,000,000（約4,713,000港元）	4,986,913.75	應付營運資金所需	該貸款佔海天置業所要求之貸款總額80%。海天置業董事會已批准並以書面要求海天置業少數股東提供餘下20%，但海天置業少數股東未有出資。

上市規則第14.26條項下之關連交易

(I) 東方有色集團就有關向非全資附屬公司授出之銀行信貸而提供之擔保及抵押品

瑞和集團

向瑞和工程及瑞和中國授出最高達54,924,587.65港元(儘管該筆款項經已悉數償還)之瑞和信貸(請參閱下文表十)

表十

以下銀行信貸合稱為「瑞和信貸」。

「東方有色集團提供之抵押品」一欄所列由東方有色集團就瑞和信貸而提供之擔保及抵押品合稱為「瑞和擔保」。

附屬公司名稱	交易日期	本集團於交易時之有形資產淨值(港元)	財務資助佔本集團於交易時適用之有形資產淨值之百分比	往來銀行	銀行信貸金額(港元)	於二零零三年六月三十日之結餘(包括本金及應計利息)(港元)	交易目的	東方有色集團提供之抵押品	瑞和少數股東提供之反擔保
瑞和中國	二零零二年三月八日			工商國際	7,000,000	7,028,799.76(於二零零三年九月十六日約為7,045,000)	促進業務運作	於二零零二年四月三日金額為7,000,000港元之現金存款抵押	有(與瑞和少數股東48%之持股成正比)
								日期為二零零二年三月八日金額為7,000,000港元之公司擔保	
瑞和中國/瑞和工程	二零零二年十月十五日(原本日期:一九九九年七月三十日)			滙豐	瑞和中國及瑞和工程合共獲授47,924,587.65	4,775,301.73(於二零零三年九月二十四日約為4,774,000)	促進業務運作	於二零零一年一月九日訂立將東方有色大廈作全數款額法定抵押及該物業之租金轉讓(餘下滙豐信貸已於二零零三年十月二日悉數償還)	有(與瑞和少數股東48%之持股成正比)
								於二零零零年七月二十一日金額為45,000,000港元之公司擔保(本公司已於二零零三年四月一日清還擔保債項約45,833,000港元,包括罰息約833,000港元)	
								於二零零零年九月二十五日前不少於25,000,000港元之現金存款抵押(因按上文所述本公司於二零零三年四月一日清還擔保債項而被抵銷)	
總計		於二零零二年六月三十日為587,060,000	9.36%		54,924,587.65	11,804,101.49			

有關瑞和信貸之更多詳情，請參閱本函件「有關本集團、瑞和集團、銀豐集團及多利加集團之資料」一節第(ii)分節。

多利加集團

授予多利加工程最高達28,390,000港元之多利加信貸(請參閱下文表十一)

表十一

以下銀行信貸稱為「多利加信貸」。

「東方有色集團提供之抵押品」一欄所列由東方有色集團就多利加信貸而提供之擔保及抵押品合稱為「多利加擔保」。

附屬公司名稱	交易日期	本集團於交易時之有形資產淨值(港元)	財務資助佔於交易時適用之有形資產淨值之百分比	往來銀行	銀行信貸金額(港元)	於二零零三年十月二日之結餘(包括本金及應計利息)(港元)	交易目的	東方有色集團提供之抵押品	梁先生提供之反擔保
多利加工程	二零零二年十月十五日(原本日期：二零零一年五月十七日)	於二零零二年六月三十日為587,060,000	4.84%	滙豐	28,390,000	28,869,011.41	促進業務運作	日期為二零零一年十月三日將東方有色大廈作第二固定法定抵押及該物業之租金轉讓之第二補充文件 日期為二零零一年五月三十一日金額為28,300,000港元之公司擔保	有(與多利加少數股東49%之持股量成正比)

(II) 本公司向非全資附屬公司提供之貸款

瑞和集團

本公司向瑞和中國提供之貸款(請參閱下文表十二)

表十二

以下貸款稱為「瑞和A貸款」。

附屬公司名稱	交易日期	本集團於交易時適用之有形資產淨值(港元)	財務資助佔本集團於交易時適用之有形資產淨值之百分比	貸款額(港元)	於最後實際可行日期尚未償還之金額(港元)	貸款目的	瑞和少數股東提供之墊款
瑞和中國	一九九八年四月二十一日	於一九九七年十二月三十一日為1,026,840,000	0.10%	1,040,000	1,040,000	應付一般營運資金所需	960,000港元(與瑞和少數股東48%之持股量成正比)

銀豐集團

本公司向銀豐工程提供之貸款(請參閱下文表十三)

表十三

以下貸款稱為「銀豐A貸款」。

附屬公司名稱	交易日期	本集團於交易時適用之有形資產淨值(港元)	財務資助佔本集團於交易時適用之有形資產淨值之百分比	貸款額(港元)	於最後實際可行日期尚未償還之金額(港元)	貸款目的	銀豐少數股東(及/或其實益股東)提供之反擔保	銀豐少數股東提供之墊款
銀豐工程	一九九七年三月二十七日	於一九九六年六月三十日為933,454,000	0.28%	2,587,427	2,587,427	應付一般營運資金所需	有(與銀豐少數股東48%之持股量不成正比及僅承擔按其48%比例所佔出資之不足額(即約1.51%))	2,248,235港元(與持股量不成正比,並請參閱「東方有色集團向非全資附屬公司提供財務資助之原因」一節)

東方有色集團向非全資附屬公司提供財務資助之原因

瑞和集團及多利加集團各自均從事建築業務，而就向有關財務機構作出之擔保而言，本公司之經驗為財務機構不會接納由少數股東提供按比例之個人擔保代替由本公司提供之公司擔保。

就瑞和A貸款及銀豐A貸款而言，授出上述貸款乃因根據本公司之經驗，財務機構不會考慮向資本微薄及錄得虧損之公司授出無抵押貸款。

就瑞和A貸款而言，瑞和少數股東已按彼等各自之股份比例出資。

在銀豐A貸款方面，儘管銀豐少數股東已提供其所佔出資2,248,235港元(佔總出資約46.49%而該出資額並不符其在銀豐工程之持股比例(即48%))，惟本公司顯然可能因該不足額並不重大而已接納該非按比例出資。銀豐少數股東(及／或其實益股東)亦向本公司提供反擔保，就本公司可能因銀豐A貸款未獲足48%之比例出資(即約1.51%)而產生之虧損及債務作出賠償。

瑞和A貸款及銀豐A貸款均為不計利息，且無固定還款日期。

反擔保

下列契據各方於以下期間簽署以本公司及／或OFL／OIL(本公司之全資附屬公司)為受益人之下列反擔保契據、擔保契據及賠償保證書：

瑞和集團

1. *日期均為一九九八年三月二十三日之三份反擔保契據*

契據各方： 余先生、吳先生及張先生均為擔保人，本公司為受益人

賠償保證範圍： (i) 本公司就瑞和工程及／或Wellstep及／或彼等之附屬公司獲授之短期貸款及／或透支而作出任何擔保／抵押時須承擔責任之16%(就每位擔保人而言)；及

(ii) 瑞和工程及／或Wellstep及／或彼等之附屬公司應付予本公司不時到期之全部債務之16%(就每位擔保人而言)。

2. *日期為一九九八年三月二十三日之反擔保契據*

契據各方： Silver Lake Asia Corporation為擔保人，本公司為受益人

賠償保證範圍：

(i) 本公司就瑞和工程及／或Wellstep及／或彼等之附屬公司及／或可能於日後不時收購之附屬公司之債務而提供任何債券、賠償保證、抵押、擔保、承諾及／或契約時須承擔之責任之16%；及

(ii) 瑞和工程及／或Wellstep及／或彼等之附屬公司及／或可能於日後不時收購之附屬公司應付予本公司有關貸款協議項下到期之全部債務之16%。

3. *日期均為一九九八年三月二十三日之兩份反擔保契據(均由日期為二零零二年三月八日之函件予以補充)*

契據各方： Turner Overseas Limited及Spirit Sunshine Inc.為擔保人，本公司為受益人

賠償保證範圍：

(i) 本公司就瑞和工程及／或Wellstep及／或彼等之附屬公司及／或可能於日後不時收購之附屬公司之債務而提供任何債券、賠償保證、抵押、擔保、承諾及／或契約時須承擔之責任之16%(每位擔保人計)；及

(ii) 瑞和工程及／或Wellstep及／或彼等之附屬公司及／或可能於日後不時收購之附屬公司應付予本公司有關貸款協議項下到期之全部債務之16%(每位擔保人計)；及

(iii) 本公司就瑞和集團(包括瑞和工程及瑞和中國)根據日期為二零零二年三月八日之信貸函獲授之銀行信貸而向工商國際提供擔保時須承擔之責任之16%(每位擔保人計)。

4. *日期為一九九九年一月五日之反擔保契據*

契據各方： 張先生為擔保人，本公司為受益人

賠償保證範圍： (i) 本公司就瑞和工程及／或Wellstep及／或彼等之附屬公司及／或可能於日後不時收購之附屬公司之債務而提供任何債券、賠償保證、抵押、擔保、承諾及／或契約時須承擔之責任之16%；及

(ii) 本公司就瑞和工程及／或瑞和中國及／或Eberitt Trading Limited及／或中星工程有限公司根據日期為一九九七年十月九日之信貸函獲授之銀行信貸而向滙豐提供擔保時須承擔之責任之16%。

5. *余先生於一九九九年一月六日簽署之反擔保契據(由日期為二零零二年三月八日之函件予以補充)及吳先生於一九九九年一月十一日簽署之反擔保契據(由日期為二零零二年三月八日之函件予以補充)*

契據各方： 余先生及吳先生均為擔保人，本公司為受益人

賠償保證範圍： (i) 本公司就瑞和工程及／或Wellstep及／或彼等之附屬公司及／或可能於日後不時收購之附屬公司之債務而提供任何債券、賠償保證、抵押、擔保、承諾及／或契約時須承擔之責任之16%(就每位擔保人而言)；及

(ii) 本公司就瑞和工程及／或瑞和中國及／或Eberitt Trading Limited及／或中星工程有限公司根據日期為一九九七年十月九日之信貸函獲授之銀行信貸而向滙豐提供擔保時須承擔之責任之16%(就每位擔保人而言)；及

(iii) 本公司就瑞和集團(包括瑞和工程及瑞和中國)根據日期為二零零二年三月八日之信貸函獲授之銀行信貸而向工商國際提供擔保時須承擔之責任之16%(就每位擔保人而言)。

本公司已於二零零三年三月十三日向余先生、吳先生、張先生、Turner Overseas Limited、Spirit Sunshine Inc.及Silver Lake Asia Corporation展開法律訴訟，分別向彼等申索彼等各自為本公司簽立之反擔保項下所結欠之若干金額。余先生、張先生、Turner Overseas Limited及Silver Lake Asia Corporation已因此聘請法律顧問，並已提交抗辯書。法院已向吳先生及Spirit Sunshine Inc.作出缺席判決。有關該等法律訴訟之進一步資料，請參閱本通函附錄內第6(a)段。

銀豐集團

1. *日期均為一九九六年五月二十八日之四份擔保及賠償保證契據*

契據各方： 姜先生、江先生、麥先生及胡先生為擔保人，本公司為受益人

擔保範圍： 根據銀豐設計與本公司於一九九六年五月二十八日簽訂之信貸函，銀豐設計欠付本公司之所有債項

2. *日期均為一九九七年二月二十八日之四份擔保及賠償保證契據*

契據各方： 姜先生、江先生、麥先生及胡先生為擔保人，本公司為受益人

擔保範圍： 根據銀豐設計與本公司於一九九七年二月二十八日簽訂之信貸函，銀豐設計欠付本公司之所有債項

3. *日期為一九九七年三月二十七日之反擔保契據*

契據各方： 江先生、姜先生、麥先生、胡先生及銀豐少數股東均為相關方，本公司為受益人

賠償保證範圍： 本公司因擔保EHL及其附屬公司債務而負上與任何債券、賠償保證、抵押、擔保、承諾及／或契約相關之負債之48%

4. *日期均為一九九七年十月七日之四份擔保及賠償保證契據*

契據各方：　姜先生、江先生、麥先生及胡先生為擔保人，本公司為受益人

擔保範圍：　根據銀豐工程與本公司於一九九七年十月七日簽訂之貸款協議，銀豐工程欠付本公司之所有債項之48%

5. *日期均為一九九七年十二月十七日之四份擔保及賠償保證契據*

契據各方：　姜先生、江先生、麥先生及胡先生為擔保人，本公司為受益人

擔保範圍：　根據銀豐設計與本公司於一九九七年十二月十七日簽訂之貸款協議，銀豐設計不時欠付本公司之所有債項之48%

6. *日期均為一九九八年五月一日之四份反擔保契據*

契據各方：　姜先生、江先生、麥先生及胡先生為擔保人，本公司為受益人

賠償保證範圍：　根據有關貸款協議，EHL及其附屬公司不時欠付本公司之所有債項之48%

7. *日期為二零零一年六月十九日之擔保契據*

契據各方：　姜先生及麥先生為相關方，OFL為受益人

擔保範圍：　根據銀豐工程與OFL於二零零一年六月十九日簽訂之貸款協議，銀豐工程欠付OFL之所有債項

8. *日期為二零零二年一月三十日之擔保契據*

契據各方：　姜先生及麥先生均為相關方，OFL為受益人

擔保範圍：　根據銀豐工程與OFL於二零零二年一月三十日簽訂之貸款協議，銀豐工程欠付OFL之所有債項

多利加集團

1. *日期為一九九七年一月四日之反擔保契據(由日期為一九九八年八月一日之補充契據予以修訂)*

契據各方： 梁先生為擔保人，本公司為受益人

賠償保證範圍： 本公司因擔保PHL及／或多利加工程及／或PIEL及／或彼等不時之附屬公司之債務，從而負上與任何債券、賠償保證、抵押、擔保、承諾及／或契約相關之所有負債之49%

2. *日期為一九九八年四月七日之反擔保契據*

契據各方： 梁先生為擔保人，本公司為受益人

賠償保證範圍： 根據有關貸款協議，PHL及／或多利加工程及／或PIEL及／或彼等之附屬公司不時欠付本公司之所有債項之49%

3. *日期為二零零一年七月十一日之賠償保證契據*

契據各方： 梁先生為相關方，OIL及本公司為受益人

賠償保證範圍： OIL及／或本公司因擔保PHL、多利加工程及／或PIEL及PHL不時之其他附屬公司之債務，從而負上與任何擔保、賠償保證、債券、票據、承諾、契約、保證及／或任何抵押相關之所有負債之49%

4. *日期為二零零一年七月十一日之賠償保證契據*

契據各方： 梁先生為相關方，OFL為受益人

賠償保證範圍： PHL及／或多利加工程及／或PIEL欠付OFL之所有負債之49%

有關日後關連交易之額外措施及程序

自知悉聯交所認為有違反上市規則事宜以來，並如本通函所述，本公司已制定多項措施及實施額外內部程序，以改善上市規則下有關關連交易之遵守程序。該等措施包括(但不限於)聘請合資格人員、強化內部審計小組、定期檢討遵守程序之執行情況、更頻密地向獨立非執行董事匯報、訓練有關人員及向其派發遵守資料，並於本公司及其附屬公司所有有關部門嚴厲執行內部程序。根據內部程序，本公司或有關附屬公司各有關部門主管(視乎情況而定)須即時知會董事會該建議交易，而董事會將就該項交易是否符合上市規則第14章作出最後決定。

內部程序已清楚列明有關部門各主管之各自責任、清楚界定須予遵從之行動程序及須予遵守之若干確認程序，以確保於進行屬(或可能屬)上市規則第14章項下之交易前符合上市規則第14章之規定。

財務資助交易之財務影響

就屬於上市規則第14.26條所界定之財務資助交易(即表十至表十三之交易)而言，於二零零三年六月三十日，未償還總金額約為44,301,000港元，佔於二零零三年六月三十日本集團之未經審核有形資產淨值約9.42%。

儘管於綜合各有關附屬公司賬目時因確認其於過往年度產生之虧損而對有關有形資產淨值作出大幅扣減，本集團綜合有形資產淨值與前段所述上市規則第14.26條項下之財務資助交易(即表十至表十三之交易)項下尚未償還之金額之比較，可反映本集團所授出之財務資助金額與本集團有形資產淨值之比例。有關附屬公司之虧損已包括本公司因授出本通函所述之財務資助而可能承擔之任何虧損，原因是經營虧損已相當大並已於本集團之綜合賬目內確認。雖然上述之財務資助引致之虧損明顯對本集團過往數年之財務狀況構成不利影響，但由於上述有關附屬公司之虧損，已包括因授出之財務資助而產生之損失。因此，任何剩餘虧損將不會對本集團日後之財務狀況產生重大的負面影響。

股東特別大會

一份有關召開股東特別大會之通告載於第61至62頁。在股東大會上，獨立股東將考慮並酌情批准(僅就遵守上市規則而言)有關交易事項之三項普通決議案。控股股東June Glory International Limited並無擁有交易事項之任何權益，故將有權於股東特別大會上投票。

隨附股東特別大會代表委任表格。無論　閣下能否出席股東特別大會，務請將隨附之代表委任表格按其上印列之指示填妥，並盡快交回股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室，惟無論如何須於股東特別大會或其任何續會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可親自出席股東特別大會或其任何續會並於會上投票。倘　閣下將代表委任表格交回股份過戶登記處後親自出席股東特別大會，則　閣下之代表委任表格將被視作撤銷論。

本公司將於舉行股東特別大會後於可行情況下儘快作出公佈，以通知本公司股東及其他投資者上述決議案是否已獲正式通過。

就各交易事項而言，倘有關少數股東或其任何聯繫人士為本公司股東(如有)，則就該交易事項而言，該本公司股東須對股東特別大會上提呈之相關決議案放棄投票。按各少數股東或彼等各自之聯繫人士並非本公司股東之基準，則並無本公司股東須於股東特別大會上放棄投票。

違反上市規則

表一至表十三所述之關連交易違反上市規則第14.25條之按時間基準作出披露或上市規則第14.26條之按時間基準作出披露及取得獨立股東批准之規定。上市規則第14.25(1)(a)條所屬範圍之交易之其他詳情，請參閱表一至表八(僅就若干並無在第三份公佈披露之資料提供參考)。上市規則第14.25(2)(a)條所屬範圍之交易之有關詳情，請參閱表九(僅就若干並無在第三份公佈披露之資料提供參考)。上市規則第14.26條所屬範圍之交易之有關詳情，請參閱表十至表十三。

就上述違反上市規則之事宜，聯交所保留向本公司及有關董事採取適當行動之權利。

推薦建議

敬請　閣下垂注分別載於本通函第43頁及第44至53頁之獨立董事委員會函件及卓怡融資函件。董事認為，交易事項之條款及條件對本公司股東及本公司而言乃屬公平合理。董事會亦已與獨立董事委員會就交易事項達成一致意見，故董事會建議獨立股東投票贊成有關決議案(詳情載於本通函第61及62頁之股東特別大會通告)。控股股東June Glory International Limited已表示將投票贊成該等決議案。

一般事項

為提供有關第三次公佈之進一步資料，本公司於二零零二年七月十九日向招商銀行提供金橋瑞和抵押品，而招商銀行已於同日發出以招商支行為受益人之備用信用證，金額為11,000,000港元。招商支行隨後向金橋瑞和授出金橋瑞和信貸，由二零零二年七月二十二日起為期一年。金橋瑞和信貸已於二零零三年七月十八日獲續期，並將於二零零四年七月十五日屆滿。

除擔任獲財務資助之有關非全資附屬集團公司之主要股東及／或董事外，應已按比例提供銀行擔保、抵押及／或股東貸款之少數股東，與本公司之各董事、行政總裁或主要股東或彼等各自之聯繫人士概無關連。

有關李世銘先生暫停本公司董事一職之詳情，載於本公司於二零零二年二月四日刊發之公佈。如本公司於二零零二年二月四日刊發之公佈所述，李世銘先生暫時停職，以待廉政公署就李先生被指挪用公款之調查結果。

本通函之附錄亦載有其他資料，敬希垂注。

此致

列位本公司股東　台照

承董事會命
東方有色集團有限公司
董事總經理
王幸東
謹啟

二零零三年十一月十日

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*
(於百慕達註冊成立之有限公司)

敬啟者：

關連交易

吾等謹此提述寄發予本公司股東日期為二零零三年十一月十日之通函(「通函」)，本函件乃其中一部份。除文義另有所指外，本函件所用之詞彙與通函所界定者具有相同涵義。

吾等獲委任為獨立董事委員會之成員，以就交易事項向獨立股東提供意見。文件及交易事項之詳細資料載於通函第13至42頁之「董事會函件」內。

敬希　閣下垂注載於通函第44至53頁之「卓怡融資函件」。吾等已與卓怡融資討論該函件及其所載之意見，並已考慮卓怡融資之意見及「董事會函件」內所列舉之各項因素。吾等認為交易事項之條款及條件就獨立股東而言乃屬公平合理。因此，吾等建議獨立股東投票贊成批准交易事項之普通決議案，有關詳情載於通函第61至62頁之股東特別大會通告內。

此致

列位獨立股東　台照

獨立董事委員會

獨立非執行董事	*獨立非執行董事*	*獨立非執行董事*
馬紹援	**譚惠珠**	**林濬**

謹啟

二零零三年十一月十日

* *僅供識別*

以下乃卓怡融資就有關提供財務資助之若干項關連交易向獨立董事委員會提供意見之函件全文。

ACCESS
CAPITAL
卓怡融資有限公司
香港
皇后大道中8號
3樓

敬啓者：

關連交易

I. 緒言

吾等獲委任就有關東方有色集團分別向多利加工程有限公司(「多利加工程」)、瑞和工程(中國)有限公司(清盤中)(「瑞和中國」)及銀豐工程有限公司(「銀豐工程」)(全部均為 貴公司之非全資附屬公司)提供財務資助之若干項關連交易(「財務資助關連交易」)向獨立董事委員會提供建議，有關詳情載於二零零三年十一月十日刊發之致 貴公司股東通函((「通函」)，本函件乃其中部份)第13至42頁「董事會函件」內。除文義另有所指外，本函件所用詞彙與通函所界定者具有相同涵義。

董事會目前由(i)七位執行董事，即高德柱先生、林錫忠先生、王幸東先生、闞西川先生、錢文超先生、李世銘先生(彼自二零零二年二月四日起暫停職務，以待廉政公署就彼被指稱挪用公司款項進行調查之結果，有關詳情見 貴公司於二零零二年二月四日刊發之公佈)及何小麗女士；及(ii)三位獨立非執行董事，即馬紹援先生、林濬先生及譚惠珠女士組成。

鑒於高德柱先生、林錫忠先生、王幸東先生、閻西川先生、錢文超先生、李世銘先生及何小麗女士均為執行董事，由馬紹援先生、林濬先生及譚惠珠女士組成之獨立董事委員會已成立以考慮財務資助關連交易之條款，並向獨立股東提供建議。吾等已獲委任就財務資助關連交易對獨立股東是否屬公平合理向獨立董事委員會提供意見，並就財務資助關連交易提供吾等之意見以供獨立董事委員會作為向獨立股東提出推薦意見時考慮。

在擬定吾等之意見時，吾等僅倚賴通函所載陳述、資料、意見及聲明，以及 貴公司及董事提供予吾等之資料及聲明。吾等假設通函內所載或提述之所有陳述、資料、意見及聲明，或 貴公司及董事以其他方式提供或作出或給予者(而 貴公司及董事須就此負全責)於其作出及給予時乃屬實、準確及有效，並於通函刊發日期仍然屬實、準確及有效。吾等假設通函所載 貴公司及╱或董事作出或提供之所有意見及聲明乃經盡職審慎查詢後合理而作出。吾等亦已尋求並獲得 貴公司及董事確認通函內提供及提述之資料並無遺漏任何重要事實。

吾等認為，吾等已充分審閱所有現有之資料及文件以達致知情意見，並讓吾等合理倚賴所提供資料以為吾等之意見提供一個合理基準。吾等並無理由懷疑 貴公司、董事及彼等各自之顧問給予吾等之陳述、資料、意見及聲明之真實性、準確性及完整性，或認為吾等所得或上述文件所提述之資料有任何重要資料遭隱瞞或遺漏。然而，吾等並無獨立核實所得資料，吾等亦無對 貴公司或其任何附屬公司之業務及事務進行獨立調查。

II. 所考慮之主要因素及理由

在擬定吾等之推薦意見時，吾等已考慮下列各項主要因素及理由：

1. 財務資助關連交易之背景、理由及條款；以及上市規則之含義

(a) 背景資料

於二零零三年十月十日， 貴公司公佈於一九九六年至二零零二年期內進行而截至二零零三年三月三十一日仍未清繳餘額之若干項關連交易。就有關本函件所述三項財務資助關連交易而言，股東應注意該等交易於最後實際可行日期尚未清繳餘額。此等交易之詳情載於「董事會函件」內。

吾等留意到 貴集團主要從事製造及貿易、專業建築以及地產發展及物業租賃，而多利加工程、瑞和中國及銀豐工程各自均為 貴公司之間接非全資附屬公司。因此，上述各公司與 貴集團之間訂立之任何交易可能構成上市規則第十四章所界定之關連交易。

根據董事之資料，多利加集團（包括多利加工程）、瑞和集團（包括瑞和中國）及銀豐集團（包括銀豐工程）各自之主要業務如下：

- 多利加集團主要在香港及中國從事消防服務、給水及排水及工廠有關之機電工程項目、工程設計、地盤管理、設備供應及安裝。

- 瑞和集團主要在香港及中國從事設計、供應及安裝玻璃幕牆、金屬屋頂、建構屋面及鋁窗之業務。

- 銀豐集團主要在香港及中國從事高級防火門、室內工程、環境建築工程及保護項目之業務。

(b) 訂立財務資助關連交易之理由

(i) 多利加信貸及多利加擔保

根據董事所得資料，多利加工程需要多利加信貸以促進其業務運作。

(ii) 瑞和A貸款及銀豐A貸款

根據董事所得資料，瑞和A貸款及銀豐A貸款(均不計息)均為滿足有關非全資附屬公司之一般營運資金要求而融資。

(c) 財務資助關連交易之條款

多利加信貸及多利加擔保、瑞和A貸款及銀豐A貸款之條款詳情載於「董事會函件」內。

(i) 多利加信貸及多利加擔保

吾等留意到董事認為，多利加擔保之條款就有關之獨立股東之利益而言屬公平合理，而多利加擔保乃按一般商業條款為基準。

董事乃按照以下基準提出該意見(i)「董事會函件」表十一所載提供財務資助之主要條款；(ii)第三方銀行債權人對 貴公司及多利加工程之信貸評級；及(iii)董事會僅就目前狀況提出意見，有關意見並無追索效力(因董事會之若干成員於瑞和擔保及多利加擔保最初授出時並非董事)。

儘管東方有色集團就多利加信貸所提供之多利加擔保並非按 貴公司佔多利加股本權益之比例，且多利加少數股東並無向東方有色集團提供任何交互抵押(下文所述之一項反擔保除外)，吾等考慮到(i)多利加擔保乃向一家與 貴公司或其任何附屬公司之董事、

行政總裁或主要股東，或彼等各自之聯繫人士概無關連之獨立第三方銀行債權人提供；(ii)信貸評級或觀點與　貴公司（為在聯交所上市之公司）及多利加少數股東（為私人公司）之評級標準可能存在差距（根據　貴公司之經驗，財務機構不會接受少數股東之按比例個人擔保取代　貴公司之公司擔保），促使銀行債權人需要堅持於按比例安排以外向　貴公司尋求支持；及(iii)多利加工程經營業務及進行其預期業務拓展之資金需求，吾等認為於多利加信貸授出時提供多利加擔保乃屬合理及有理據。

多利加少數股東之100%實益股東梁先生已向　貴公司提供反擔保，對其於東方有色集團於多利加信貸項下可能產生之按比例虧損及負債作賠償保證。　貴公司實際須承受多利加少數股東之信貸風險。股東務請注意，(i)梁先生為多利加少數股東之最終實益擁有人，所以多利加工程之財務表現將影響梁先生之權益；(ii)多利加工程之財務表現將受多利加工程之日常管理及運作所影響；及(iii)梁先生乃多利加工程之管理層成員並參與多利加工程之管理工作。鑒於預期梁先生、多利加工程、　貴公司及　貴公司股東均期望其於多利加工程所作投資中尋求合理回報，因此，董事認為　貴公司接納梁先生提供之反擔保乃屬合理及有理據，原因為多利加工程之財務表現影響到其少數股東（將會於反擔保項下以個人形式承擔責任）之利益，故此同時亦影響到多利加工程、　貴公司及　貴公司股東之整體利益。

貴公司股東亦務請注意，　貴公司並不知悉任何有關續訂多加利信貸之書面或正式協議，而多利加工程將可繼續動用該項信貸。　貴公司股東亦務請注意，　貴公司已取得法律意見，指已提供之多利加擔保在法律上不可能解除。倘終止提供或停止多利加擔保，則銀行債權人可要求即時償還未償還之銀行債務。根據多利加

工程截至二零零一年及二零零二年十二月三十一日止兩個年度之經審核財務報表，多利加工程出現連續淨虧損及錄得龐大負資產淨值。有見多利加工程目前之財務狀況，多利加工程可即時償還未償還之銀行貸款之機會不大。倘多利加工程無法償還銀行貸款，則作為多利加信貸擔保人之　貴公司須清償多利加信貸項下之未償還銀行債務，於二零零三年十月二日之金額約為28,184,000港元。基於所提供之抵押品，此舉會對東方有色集團之現金狀況或東方有色集團之資產造成負面影響。

經考慮上文各段所述之因素及情況後，吾等同意董事之見解，認為該安排乃多利加工程取得多利加信貸之唯一可行方法，從該觀點來看，在多利加信貸授出之情況下，多利加擔保項下之安排符合　貴公司及　貴公司股東之整體利益。因此，吾等建議獨立股東投票贊成決議案，以批准此項持續關連交易。

(ii)　瑞和A貸款及銀豐A貸款

瑞和A貸款

於一九九八年四月二十一日，　貴公司向瑞和中國提供瑞和A貸款1,040,000港元。該筆貸款並無計息，亦無固定還款期。瑞和少數股東亦按彼等之比例向瑞和中國出資960,000港元(其中兩名瑞和少數股東按彼等之比例於授予瑞和中國瑞和A貸款時出資及其餘一名約於兩個月後按其比例出資)，亦無計息。基於瑞和A貸款及960,000港元之按比例出資之條款相同，董事會認為瑞和A貸款之出資乃屬公平及按各股東之股權提供。

儘管瑞和A貸款並無計息及瑞和中國並無提供擔保，但　貴公司股東務請注意，瑞和少數股東亦按彼等之比例出資960,000港元及瑞和少數股東並無收取利息。因此，吾等認為各股東之資金成本乃按比例分攤，因此，　貴公司及瑞和少數股東同意豁免收取貸款利息乃屬合理。

此外，董事認為，於一九九八年授出瑞和A貸款時，當時之信貸／貸款市況相對較為緊張，且瑞和中國能否於當時之市況下取得外界融資並不明朗。

經考慮(i)瑞和中國於授出瑞和A貸款時之營運資金需求；(ii)瑞和中國當時之財務狀況（當時正蒙受持續虧損，其經審核淨虧損於截至一九九七年十二月三十一日止年度為約19,054,000港元），故預期瑞和中國尋求外界融資時可能遇到困難乃屬正常（根據　貴公司之經驗，財務機構不會考慮向資本微薄及錄得虧損之公司授出無擔保貸款）；及(iii)　貴公司及瑞和少數股東享有相同條款後，吾等認為提供瑞和A貸款乃屬合理及有理據，且此筆貸款符合　貴公司及　貴公司股東之整體利益。因此，吾等建議獨立股東投票贊成決議案，以批准此項持續關連交易。

銀豐A貸款

於一九九七年三月二十七日，　貴公司向銀豐工程提供銀豐A貸款2,587,427港元。該筆貸款並無計息，亦無固定還款期。銀豐少數股東亦出資2,248,235港元（惟較其實際比例分配少1.51%）。儘管銀豐少數股東之出資較其實際比例分配少1.51%，　貴公司股東務請注意，以貨幣計算之差距並不重大。

儘管　貴公司及銀豐少數股東並無就銀豐A貸款收取利息，吾等認為，銀豐工程各股東之資金成本乃按比例分攤，因此，　貴公司及銀豐少數股東同意豁免收取貸款利息乃屬合理。

經考慮(i)銀豐工程於授出銀豐A貸款時之營運資金需求；(ii)銀豐工程於當時之財政狀況（於截至一九九七年十二月三十一日止年度所蒙受之經審核虧損約363,000港元），故預期銀豐工程當時尋求外界融資時可能面對困難乃屬正常（根據　貴公司之經驗，財務機構不會考慮向資本微薄及錄得虧損之公司授出無擔保貸款）；及(iii)銀豐少數股東亦出資2,248,235港元（惟較其實際比例分配少

1.51%，卻顯然可能因有關不足之數並不重大而為　貴公司所接納)；及(iv)　貴公司及銀豐少數股東均無收取利息後，吾等認為提供銀豐A貸款乃屬合理及有理據，且此筆貸款符合　貴公司及　貴公司股東之整體利益。因此，吾等建議獨立股東投票贊成決議案，以批准此項持續關連交易。

d)　上市規則之含意

(i)　多利加信貸及多利加擔保

多利加信貸在有關信貸於二零零三年三月三十一日之最後獲續期時，超出綜合有形資產淨值之3%。因此，多利加信貸及多利加擔保構成　貴公司之關連交易，根據上市規則第14.26(6)條須經獨立股東於股東大會上批准。

如上文1(c)段所述，　貴公司股東務請注意，交易已進行，在法律上不可能解除。　貴公司將召開股東特別大會，以考慮及酌情通過此持續關連交易。　貴公司股東亦務請注意，不論在股東特別大會上就有關決議案之投票結果如何，在沒有銀行債權人同意之情況下，　貴公司單方面停止或終止　貴公司於多利加擔保項下之責任乃法律上並不可行。此外，不論投票結果如何，倘(惟僅倘在)銀行債權人要求還款而多利加工程未能償還有關款項，則　貴集團作為擔保人須償還多利加信貸。

(ii)　瑞和A貸款及銀豐A貸款

如「董事會函件」所述，聯交所認為瑞和A貸款及銀豐A貸款並非按一般商業條款提供，乃因(i)瑞和A貸款及銀豐A貸款並不計息；(ii)瑞和中國及銀豐工程並未分別就瑞和A貸款及銀豐A貸款提供抵押；及(iii)銀豐A貸款並非按比例墊支，拖欠還款之風險自開始時已由　貴公司承擔。該兩項交易應根據上市規則第14.26(6)條獲獨立股東於股東大會上批准。

貴公司股東務請注意， 貴公司已取得法律意見，指瑞和A貸款及銀豐A貸款在法律上不可能解除。 貴公司將召開股東特別大會，以考慮及酌情通過該等持續關連交易。瑞和A貸款及銀豐A貸款均已於 貴公司之財務賬目內全數撥備。因此，提供有關貸款將不會於日後對 貴公司構成任何財務影響。此外，由於瑞和中國現正進行清盤， 貴公司股東務請注意，貸款於清盤時可能仍未清償，然而，董事認為，縱使貸款於清盤時尚未清償，以及不論在股東特別大會上就有關決議案之投票結果如何，能討回瑞和A貸款之可能性極低。

2. 財務資助關連交易對 貴集團之財務影響

根據董事之意見，有關附屬公司過往年度於 貴集團以往之綜合賬目內綜合彼等各自之賬目時產生之虧損，已包括 貴公司因財務資助關連交易而可能產生之任何虧損，因此，董事認為，因財務資助關連交易而產生之任何剩餘虧損對 貴集團財務狀況之影響(如有)不大。吾等認同董事之意見。

3. 董事會為防止日後違反上市規則而採取之補救措施

自知悉聯交所認為有違反上市規則以來，並如「董事會函件」所述， 貴公司已制定多項措施及實施額外內部程序，以改善上市規則下有關關連交易之遵守程序。

該等措施包括(但不限於)招聘合資格人員，加強內部審計小組、定期檢討遵守程序之執行情況、更頻密地向獨立非執行董事匯報、為有關人員進行培訓並編製及派發遵守資料，並於 貴公司及附屬公司所有有關部門嚴厲執行內部程序。根據內部程序， 貴公司或有關附屬公司(視情況而定)有關部門主管須即時知會董事會該建議交易，而董事會將就該項交易是否符合上市

規則第14章作出最後決定。吾等相信上述措施足以將日後違反上市規則之可能性減至最低，並為　貴公司股東提供足夠保障。

III. 推薦意見

貴公司股東務請注意，董事相信，倘　貴公司股東及時考慮財務資助關連交易涉及之情況及理由，則獨立股東可於所涉及之交易產生時於有關時間評估有關事項；而任何獨立董事委員會亦可根據當時獲提供之資料考慮財務資助關連交易之有關事項。

吾等經考慮上述主要因素及理由，尤其經考慮(i)財務資助關連交易之條款及上市規則之含意；及(ii)財務資助關連交易對　貴集團之影響後，吾等接納董事之意見及解釋，認為有關交易之安排乃取決於　貴公司所面對之情況（如上文所闡釋），均屬合理及有理據，並符合　貴公司及　貴公司股東之整體利益。因此，吾等建議獨立董事委員會建議獨立股東投票贊成即將於股東特別大會上提呈之普通決議案以批准財務資助關連交易。

此致

東方有色集團有限公司
獨立董事委員會

代表
卓怡融資有限公司
董事總經理
梁綽然
謹啟

二零零三年十一月十日

1. 責任聲明

本通函載有遵照上市規則之規定而提供有關本集團之資料。各董事(李世銘先生除外，彼已自二零零二年二月四日起暫時停職及於最後實際可行日期未能與其聯絡)願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所知及所信，本通函概無遺漏其他事實，導致當中所載任何內容有所誤導。

2. 專業人士

以下為曾於本通函提供意見或建議之專業人士之資格：

名稱	資格
卓怡融資	根據證券及期貨條例被視作獲准從事該條例所界定之第1、4、6及9類受規管業務之持牌法團

卓怡融資已就刊發本通函發出同意書，同意分別按本通函現時刊發之形式及涵義轉載其函件及引述其名稱，且迄今並無撤回其同意書。

3. 權益披露

(a) 於本公司之權益

於最後實際可行日期，根據本公司按證券及期貨條例第352條須存置之登記冊所記錄，董事及本公司行政總裁於本公司或其任何相聯法團(定義見證券及期貨條例)之股份及相關股份中擁有根據證券及期貨條例第十五部第7及8分部須知會本公司及聯交所之權益(包括根據證券及期貨條

例之有關條文被當作或視作由有關董事擁有之權益及淡倉)，或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益如下：

股份權益

董事姓名	權益性質	所持股份數目
何小麗	個人權益	20,000股

除上文所披露者外，於最後實際可行日期，董事或本公司行政總裁或彼等各自之聯繫人士概無在本公司或其任何相聯法團(定義見證券及期貨條例)之股份、相關股份或債券中擁有任何個人、家屬、法團或其他權益或淡倉。

(b) 於最後實際可行日期，董事概無在於最後實際可行日期仍然生效而與本集團業務關係重大之任何合約或安排中擁有重大權益。

(c) 於最後實際可行日期，董事概無與本集團任何成員公司訂立或擬訂立不可由本集團於一年內終止而毋須作出賠償(法定賠償除外)之服務合約。

(d) 於最後實際可行日期，盛百利或卓怡融資概無於本集團任何成員公司中持有股份，亦無擁有任何權利或購股權以認購或指派他人認購本集團任何成員公司之股份。

(e) 於最後實際可行日期，董事、盛百利或卓怡融資概無於本公司自二零零二年十二月三十一日(即最近期刊發之本集團經審核綜合賬目結算日期)起所買賣或租賃或擬所買賣或租賃之任何資產中直接或間接擁有權益。

4. 主要股東

(a) 於最後實際可行日期，按照本公司根據證券及期貨條例第336條須存置之權益登記冊，以下實體擁有根據證券及期貨條例第十五部第2及3分部須向本公司披露之股份權益：

名稱	**所持股份數目**	**佔全部已發行股份百分比**
中國五金礦產進出口總公司 *(附註)*	416,009,928	53.87%
中國五礦香港控股有限公司（「香港五礦」）*(附註)*	416,009,928	53.87%
June Glory International Limited（「June Glory」）	416,009,928	53.87%

附註： 根據證券及期貨條例，該等公司被視為於June Glory所持有之416,009,928股股份中擁有權益（未計及June Glory根據法國巴黎百富勤融資有限公司代表June Glory提出收購全部已發行股份（June Glory或其一致行動之人士已擁有或經已同意收購之股份除外）之無條件現金要約而可能收購之餘下股份（詳情見本公司、June Glory及香港五礦日期為二零零三年十月十六日之聯合公佈以及本公司、June Glory及香港五礦日期為二零零三年十一月五日聯合刊發之綜合要約文件）。

除上文所披露者外，董事或本公司行政總裁並不知悉任何人士（董事或本公司行政總裁除外）於最後實際可行日期於股份及相關股份中擁有根據證券及期貨條例第十五部第2及3分部之條文須向本公司披露之權益或淡倉。

(b) 於最後實際可行日期，據董事及本公司行政總裁所知，以下人士(董事或本公司行政總裁除外)於本集團任何其他成員公司(本公司除外)任何股本(其附帶可在任何情況下於股東大會上投票之權利)中，直接或間接擁有面值10%或以上權益，該等人士於該等證券中之權益數額載列如下：

本公司附屬公司名稱	主要股東名稱	於股本／股權之權益	百分比
添龍顧問有限公司*	黃錫煥	333股股份	33.30%
添龍顧問有限公司*	Cordia Asia Limited	100股股份	10.00%
添龍機電工程有限公司	黃錫煥	333股股份	33.30%
添龍機電工程有限公司	Cordia Asia Limited	100股股份	10.00%
百利開發展有限公司	Fair King Investment Limited	20股股份	20.00%
Brittaland Investments Limited	Fair King Investment Limited	10股股份	10.00%
Brittaland Investments Limited	陳國慶	29股股份	29.00%
瑞和工程	余先生	120,000股股份	16.00%
瑞和工程	張先生	120,000股股份	16.00%
瑞和工程	吳先生	120,000股股份	16.00%
澤毅投資有限公司	駱美儀	30股股份	30.00%
澤毅投資有限公司	皓哲有限公司	19股股份	19.00%

本公司附屬公司名稱	主要股東名稱	於股本／股權之權益	百分比
EHL#	銀豐少數股東	4,800股股份	48.00%
積架氣霧製品有限公司#	陳宏基	20股股份	20.00%
PHL	多利加少數股東	49股股份	49.00%
Wellstep	Turner Overseas Limited	4,800股股份	16.00%
Wellstep	Silver Lake Asia Corporation	4,800股股份	16.00%
Wellstep	Spirit Sunshine Inc.	4,800股股份	16.00%
海天置業	海天置業少數股東	8,800,000元人民幣	20.00%

*　*清盤中*

\#　*不計及無投票權遞延股份之持有人*

除上文所披露者外，據董事或本公司行政總裁所知，於最後實際可行日期，概無任何人士於本集團任何其他成員公司之已發行股本(其附帶可在任何情況下於股東大會上投票之權利)中，直接或間接擁有面值10%或以上權益，或擁有有關股本之任何購股權。

5.　重大逆轉

除董事會函件以及本公司、June Glory及香港五礦於二零零三年十一月五日聯合刊發之綜合要約文件所披露者外，董事並不知悉自二零零二年十二月三十一日(即最近期刊發之本集團經審核綜合賬目結算日期)起本集團之財務或經營狀況出現任何重大逆轉。

6.　訴訟

(a)　於二零零三年三月十三日，本公司在香港展開針對余先生、吳先生及張先生以及彼等所控制之公司(分別為Turner Overseas Limited、Spirit Sunshine Inc.及Silver Lake Asia Corporation)之法律訴訟。有關索償乃根據被告人於一九九八年三月二十三日、一九九九年一月五日、六日及十一日向本公司簽立之反擔保而提出，詳情見董事會函件中有關瑞和集團之「反擔保」一節有關該等反擔保所包含之負債及責任之第1、2、3、4及5項。訴訟中向各被告索償之本金額約為16,400,000港元，連同利息及訟費。

於二零零三年四月八日及二零零三年六月十六日，本公司取得控告吳先生及Spirit Sunshine Inc.之判決結果。本公司亦已申請就其他被告作出簡易判決，而法院已於二零零三年十一月七日就該申請進行聆訊，並將聆訊再押後至二零零三年十一月十日。

(b) 於二零零三年三月十二日，本公司於香港展開其對(i)其前董事崔貴生先生；(ii)其前任財務總監葉樹華先生；(iii)Jointstock Investments Limited；(iv)工商東亞金融服務有限公司；及(v)金明亮發展有限公司之法律訴訟。本公司索償約20,000,000港元，乃關於因本公司聲稱參與Jointstock Investments Limited向工商東亞金融服務有限公司提供20,000,000港元之貸款而引起。

各被告(金明亮發展有限公司除外)已指示法律顧問就索償提出抗辯。法院已發出命令暫停對崔貴生先生採取之法律行動，以待刑事法律程序就訴訟涉及之若干交易對彼作出裁決。本公司對其他被告採取之訴訟仍在進行中，惟聆訊日期尚未訂定。

事件之進一步詳情已分別於本公司日期為二零零二年二月一日、二零零二年二月四日及二零零二年七月八日之公佈作出公佈。

除上文所披露者外，於最後實際可行日期，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，且就董事所知，本公司或其任何附屬公司於最後實際可行日期概無尚未了結或可能面臨威脅之重大訴訟或索償。

7. 一般資料

(a) 本公司之註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。

(b) 本公司之主要股份過戶登記處為Butterfield Fund Services (Bermuda) Limited，地址為Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda。

(c) 本公司之香港股份過戶登記分處為香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室。

(d) 本公司之秘書為蕭天好小姐，彼為香港公司秘書公會之會員。

(e) 本通函之中英文本如有歧義，概以英文本為準。

8. 備查文件

以下文件副本，由即日起直至股東特別大會日期(包括該日)之一般辦公時間(公眾假期除外)內，可於本公司在香港之主要營業地點(地址為香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓)查閱：

(a) 文件；

(b) 卓怡融資致獨立董事委員會之意見函件，全文載於本通函第44至53頁；

(c) 獨立董事委員會致獨立股東之建議函件，全文載於本通函第43頁；及

(d) 上文「專業人士」一段所述卓怡融資之同意書。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

茲通告東方有色集團有限公司(「本公司」)謹訂於二零零三年十二月九日星期二上午十一時正假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行股東特別大會,以考慮及(如認為合適)通過下列各項決議案(不論經修訂與否)為本公司之普通決議案:

普通決議案

1. 「**動議**根據及僅為遵守上市規則而就此批准、追認及確認接納多利加信貸(定義見本公司日期為二零零三年十一月十日之致股東通函(「通函」),當中載有本大會之通告)(其條款載於香港上海滙豐銀行有限公司於二零零二年十月十五日就續批多利加信貸(詳情載於通函)而向多利加工程有限公司發出之函件(其載有「A」字樣之副本已提交大會,並經大會主席簽署以資識別)內)以及據此進行之各項交易(包括但不限於多利加擔保(定義見通函))。」

2. 「**動議**根據及僅為遵守上市規則規定而就此批准、追認及確認向瑞和工程(中國)有限公司(清盤中)提供為數1,040,000港元之貸款(有關詳情載於通函及已提交大會和註有「B」字樣並經大會主席簽署以資識別之文件)以及據此進行之各項交易。」

3. 「**動議**根據及僅為遵守上市規則規定而就此批准、追認及確認向銀豐工程有限公司提供為數2,587,427港元之貸款(有關詳情載於通函及已提交

* *僅供識別*

大會和註有「C」字樣並經大會主席簽署以資識別之文件)以及據此進行之各項交易。」

承董事會命
董事總經理
王幸東

香港，二零零三年十一月十日

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要營業地點：
香港
九龍
尖沙咀
漆咸道南79號
中國五礦大廈18樓

附註：

1. 凡有權出席大會並於會上投票之股東均有權委任一位或以上代表代其出席大會並於會上代其投票。受委任代表毋須為本公司股東。

2. 通函隨附大會適用之代表委任表格。

3. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經公證人簽署證明之授權書或授權文件副本，須儘快送達本公司於香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室，惟無論如何須於大會或其任何續會(視情況而定)指定舉行時間48小時前送達，方為有效。股東填妥及交回代表委任表格後，屆時仍可親自出席大會或其任何續會並於會上投票。